LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

File No. 82-34652

July 14, 2004

Securities and Exchange Commission
Office of International Corporate [redacted]
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated March 5, 2004, regarding the purchase of shares of De' Longhi by a member of its Board of Directors (in English);
- Press Release dated March 11, 2004, announcing the meeting of Board of Directors to convene the annual shareholders' meeting on April 28, 2004 (in English);
- Press Release dated March 26, 2004, announcing the approval by the Board of Directors of the results of De' Longhi for the financial year ended December 31, 2003 (in English);
- Press Release dated April 28, 2004, announcing the approval by annual shareholders' meeting of the results of De' Longhi for the financial year ended December 31, 2003 (in English);
- Press Release dated May 3, 2004, announcing the convocation of the Board of Directors on May 14, 2004 for the approval of the quarterly financial statements as of March 31, 2004 (in Italian);
- Press Release dated May 14, 2004, announcing the approval by the Board of Directors on May 14, 2004 of the quarterly results as of March 31, 2004 (in English);
- Press Release dated June 4, 2004, regarding the confirmation by De' Longhi of recent growth figures (in English);
- Communication to Borsa Italiana S.p.A., dated March 17, 2004, regarding the purchase of shares of De' Longhi by a member of the Board of Directors and the failure to notify Borsa Italiana thereof in a timely manner (in Italian);
- Communication to CONSOB (*Commissione Nazionale per la Società e la Borsa*) dated March 30, 2004 of the consolidated financial statements and Management's Report as of December 31, 2003 (in Italian);

- Communication to CONSOB dated March 30, 2004 of the convocation of the annual ordinary and extraordinary shareholders' meeting for April 28, 2004 (in Italian);

- Communication to CONSOB dated April 9, 2004 of the request for authorization of the purchase and sale by De' Longhi of treasury shares (in Italian);

- Communication to CONSOB dated April 23, 2004 of the shareholdings of De' Longhi (in Italian);

- Communication to CONSOB dated April 293, 2004 regarding the exercise of control within De' Longhi (in Italian);

- Communication to CONSOB dated May 3, 2004 regarding the composition of the Board of Directors and Audit Committee (*colleggio sindacale*) (in Italian);

- Communication to CONSOB dated May 4, 2004 regarding the deposit of the financial statements for the year ended December 31, 2003 and the payment of the dividend for the year 2003 (in Italian);

- Communication to CONSOB dated May 5, 2004 regarding the deposit of the minutes of the shareholders' meeting dated April 28, 2004 (in Italian);

- Communication to CONSOB dated May 6, 2004 regarding the fiscal code of the substitute member of the Audit Committee Roberto Cortellazzo (in Italian);

- Communication to CONSOB dated May 14, 2004 of the Management Report regarding the quarterly financials for the period ended March 31, 2004 as approved by the Board of Directors on May 14, 2004 (in Italian);

- Communication to CONSOB dated May 17, 2004 of the notification published in "Milano Finanza" and "Finanza&Mercati" regarding the deposit of the quarterly financial statements as of March 31, 2004 (in Italian);

- Communication to CONSOB dated May 26, 2004 and June 11, 2004 of the proposal and appointment of Price WaterhouseCoopers S.p.A. as auditor (in Italian);

- Notice of shareholders' meeting dated March 11, 2004 (in English), and the minutes of the shareholders' meeting of April 28, 2004 (in Italian);

- Annual Financial Statements as of December 31, 2003 (in English);

- Quarterly Financial Statements as of March 31, 2004 (in English); and

- Other documents deposited with Borsa Italiana S.p.A. and made available to the public:

    - Code of Ethical Conduct of De' Longhi (in English);

    - Management's Report dated April 9, 2004 (in Italian);

- Corporate Governance Report 2004 dated March 26, 2004 (in Italian); and

- Guidelines and Identification Criteria for Significant Transactions and, in particular, for Transactions with Related Parties, approved by the Board of Directors on September 12, 2003 (in English).

Please feel free to call me at 011-44-207-710-1000 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Arianna Maronese
of De' Longhi S.p.A.

DēLonghi
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Messrs.
Latham & Watkins
Via San Maurilio 20
20123 Milano

c.a. sig.ra Irene Pistotnik

Treviso, 25 giugno 2004

Re.: obblighi SEC – aggiornamenti

Gent.le sig.ra Pistotnik,

in allegato invio i seguenti documenti:

1. i comunicati stampa diffusi da marzo a giugno 2004;
2. la corrispondenza Consob da marzo a giugno 2004;
3. l'avviso di convocazione dell'assemblea dei soci del 28.04.04 e il relativo verbale;
4. il bilancio al 31.12.03;
5. la relazione trimestrale al 31.03.04;
6. altri documenti depositati e a disposizione del pubblico:
   - il codice etico;
   - la relazione degli amministratori sugli argomenti all'ordine del giorno dell'assemblea;
   - la relazione 2004 in materia di corporate governance;
   - le linee guida per operazioni con parti correlate.

Rimango a disposizione per ogni eventuale chiarimento e ringrazio per la collaborazione.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel.: 0422 413280
Fax : 0422 413394
E.mail: arianna.maronese@delonghi.it

DēLonghi
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PRESS RELEASE

DE'LONGHI Spa informs that in the period from 4 to 19 February 2004 Silvio Sartori, a member of its Board of Directors, bought a total of 100,000 shares of the Group during seven different trading sessions.
The total amount of these purchases was € 334,992.04 with an average price of € 3.3499 (low of € 3.3393, high of € 3.3676).
This release is consistent with the article 2.6.4. of "*Regolamento di Borsa Italiana*".
The communication of the share purchases to Borsa Italiana was late because the Important Person (Silvio Sartori) notified his purchases on 4 March 2004.
Following a request of elucidations, Silvio Sartori explained that the delay was due to a mere omission, even though in due course he had been adequately made aware of the disclosure requirements included in the Code of Conduct for Internal Dealing of the De' Longhi Group. The De' Longhi Group will discuss this subject in the next meeting of its Board of Directors consistently with Section 8 of its Code of Conduct for Internal Dealing.
Attached is the filing model with the details of the share purchases.

Treviso, 5 March 2004

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: De'Longhi S.p.A.

Periodo di riferimento/Reference Period: primo trimestre 2004

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed X ***(nota)***

Dichiarante/Declarer: Silvio Sartori | Qualifica/Position: Consigliere di Amministrazione

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2. paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
04.02.04	A	AZO	3115950	3.772	3,3461	12.621,49	trans. merc.
05.02.04	A	AZO	3115950	25.494	3,36755	85.852,31	trans. merc
09.02.04	A	AZO	3115950	21.565	3,339274	72.011,45	trans. merc
16.02.04	A	AZO	3115950	24.781	3,348494	82.979,04	trans. merc
17.02.04	A	AZO	3115950	2.000	3,35	6.700,00	trans. merc
18.02.04	A	AZO	3115950	7.983	3,344614	26.700,05	trans. merc
19.02.04	A	AZO	3115950	14.405	3,341041	48.127,70	trans. merc
					Sub-TOTALE (A)[4]	334.992,04	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
									Sub-TOTALE (B)[x]			
									TOTALE (A) + (B)			

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indicare la tipologia di operazione: / Indicate the type of transactions.
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso specificare / other, in which case specify

[vi] Indicare la tipologia di strumento derivato: Indicate the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso specificare / other, in which case specify

[vii] Indicare la categoria di strumento derivato: / Indicate the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso specificare / other, in which case specify

[viii] Indicare lo strumento finanziario sottostante / Indicate the underlying financial instrument.

[ix] Specificare le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specify the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicate the total value of the transactions included in the form, calculated using the notional value

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PRESS RELEASE

DE' LONGHI S.p.A: The Board of Directors of De' Longhi S.p.A met today in order to fix the date of Shareholders' Meeting on 28th April 2004 on First Call and 29th April 2004 on Second Call. The Board of Directors will meet on 26th March 2004 to approve the Draft of Financial Statements for FY 2003 and today has examined the preliminary indications regarding results for FY 2003:

- Maintenance of sales at the same level of 2002 in spite of unfavourable exchange rate fluctuations. Satisfactory growth in Italy and Rest of Europe
- Continuation of the expansion of production and procurement activities in China has enabled the Group to reduce the impact of the euro strengthening on gross margin
- Further reduction of Net Working Capital (down from 21.1% at the end of 2002 to 19.5% as of end of 2003) and Net Financial Debt (down from € 269 millions in 2002 to € 247 millions as of end of 2003)

Preliminary consolidated results for FY 2003 show sales in line with 2002 at current exchange rates (€ 1,278 millions, +0.3%) and up by more than 4% at constant exchange rates. The euro continuous strengthening during 2003 was detrimental to sales and profitability trend in the UK, North America and Japan, which together account for about one third of the Group's consolidated sales; this trend was particularly strong in the last quarter of the year, which is the most important in terms of contribution to sales and profitability for these markets.

The unfavourable effect of exchange rate fluctuations on gross margin, which decreased from 51.7% in 2002 to 51.1% was largely mitigated by the process of delocalisation of production and procurement activities to China.

In an environment characterised by unfavourable exchange rates, weak consumptions and price pressures in some reference product categories, the De' Longhi Group kept momentum on innovation and launch of new products. The introduction of *Caldopanny* wall mounted towel heater, *Pastamore* pasta cooker and the range extension for *Alicia* electric moka, which allowed the Group to create new market segments, were all supported by new advertising campaigns, mainly in the Italian market; advertising expenses therefore increased to 6.1% of consolidated sales from 5.4% in 2002. The rise in advertising expenses allowed the Group to gain market shares and report a satisfactory sales growth rate in Italy. FY 2003 saw also an increase of transport and freight costs as a consequence of the changes currently taking place in the global transports framework.

As a combined effect of all the events described above, the De' Longhi Group in 2003 reported an EBITDA of € 151 millions (versus € 180 millions in 2002) and a net income of € 22 millions, including extraordinary expenses of more than € 11 millions, of which € 9 millions refer to the tax amnesty program.

In spite of a greater cash absorption related to the setting up of new commercial subsidiaries in Spain, Australia and New Zealand, funds flow and a more efficient management of net working

Living innovation

capital (down from 21.1% in 2002 to 19.5% in 2003) contributed to generate about € 22 millions of free cash flow in 2003. As a consequence net financial position decreased to € 247 millions from € 269 millions in 2002.

The Board of Directors of the De' Longhi Group intends to propose to the Shareholders' Meeting the payment of the same dividend per share as the one paid in 2003 (€ 0.06 per share).

The setting up of a second industrial centre in China, specialised in metal working and heating appliances, following the acquisition of one of the major manufacturers of oil-filled radiators, will play an important role in speeding up the delocalisation process to China in 2004 and will support the production of oil-filled radiators and other heating appliances to be sold in North America and the UK.

The De' Longhi Group informs the The Board of Directors of De' Longhi Spa will meet on 26th March 2004 to discuss the Draft of Financial Statements for FY 2003, which will be submitted to the Shareholders' Meeting to be held on 28th April 2004 on First Call and 29th April 2004 on Second Call.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 11 March 2004

DēLonghi

Living innovation

PRESS RELEASE

DE'LONGHI: The Board of Directors has approved the results for the FY ended 31 December 2003. The actions undertaken on the cost control side allowed to mitigate the negative impact of external factors, including the unfavourable exchange rates (which depressed sales by more than 4%), price pressures (with an estimated effect of about 2%) and sluggish consumptions:

- Consolidated net sales were € 1,278.0 millions (+4.7% at constant exchange rates and +0.3% at current exchange rates)
- Consolidated EBITDA was € 151.0 millions (-16.3%)
- Further reduction of Net Financial Debt (€ 247.2 millions from € 269.1 millions in 2002).
- Confirmation of the proposal of a dividend per share of € 0.06, in line with 2002

The Board of Directors of De' Longhi S.p.A. has today approved FY 2003 results.

Consolidated net sales were € 1,278.0 millions, up 4.7% at constant exchange rates and by 0.3% at current exchange rates.

The important actions on the efficiency side, combined with the launch of some successful products, allowed to mitigate the effects arising from the euro strengthening on gross margin (51.1% in 2003 vs 51.7% in 2002) and EBITDA margin (11.8% from 14.2% in 2002).

Advertising expenses in 2003 were particularly remarkable, with the aim at strengthening the image of the brands further and supporting the launch of new products which also opened new market categories (*Alicia* electric moka, *Caldopanny* towel heater, *Pastamore* pasta cooker, *Smoothie* and *Mangiabevi* blenders).

Net profit totalled € 22.3 millions, after extraordinary items of € 11.6 millions (€ 5.4 millions in 2002). Excluding these exceptional items, profit was € 34.0 millions.

Net financial debt further decreased to € 247.2 millions, from € 269.1 millions in 2002, thanks to a free cash flow generation of almost € 22 millions .

Performance was satisfactory across the main product categories.

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Positive sales results were reported in Italy, France, Spain (thanks to the new subsidiary), Greece and, at constant exchange rates, in the UK .

The Board of Directors confirmed the proposal of a dividend of € 0.06 per share to the Shareholders' Meeting, to be held on 28 April 2004.
The dividend is in line with 2002 and implies a Pay Out ratio of 40.2%, compared to 22.4% last year. The share will trade ex-dividend as of 3 May 2004 and the dividends will be paid on 6 May 2004.

"Despite the external negative factors" – says President Giuseppe De' Longhi – "I am pleased with the way the Group is reacting to the tough environment both on the efficiency side and on the products and distribution side".
"The decision to move production to China, which was taken two years ago, proved right" – says CEO Stefano Beraldo - "Thanks to our determination in implementing this strategy we managed to almost offset the negative effects of exchange rates and price pressures on gross profit. "We will continue to follow this direction so that profitability of the Group can get closer to its customary levels" - concludes Giuseppe De' Longhi.

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements and Statutory Balance Sheets and Profit and Loss Statements

Contacts:

For the Press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.3

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 26 March 2004

De'Longhi S.p.A. statutory financial statement at 31/12/2003:

Income statement:

	2003	% of sales	2002	% of sales
	Euro mil.	%	Euro mil.	%
Net revenues	594,6	100,0%	604,5	100%
Change 2003/2002	*(9,9)*	*(0,3%)*		
Cost of materials	(302,9)	(50,9%)	(292,1)	(48,3%)
Gross margin	**291,7**	**49,1%**	**312,4**	**51,7%**
Services and other operating expenses	(157,1)	(26,4%)	(148,4)	(24,6%)
Value added	**134,6**	**22,6%**	**164,0**	**27,1%**
Labour costs	(69,6)	(11,7%)	(73,0)	(12,1%)
Provisions	(7,3)	(1,2%)	(8,2)	(1,4%)
EBITDA	**57,7**	**9,7%**	**82,8**	**13,7%**
Change 2003/2002	*(25,1)*	*(30,3%)*		
Depreciation and amortisation	(30,3)	(5,1%)	(37,9)	(6,3%)
EBIT	**27,4**	**4,6%**	**44,9**	**7,4%**
Change 2003/2002	*(17,5)*	*(39,0%)*		
Net financial expenses	(7,0)	(1,2%)	(17,6)	(2,9%)
Extraordinary income (expenses)	(10,0)	(1,7%)	(1,1)	(0,2%)
Earnings before taxes	**10,4**	**1,7%**	**26,2**	**4,3%**
Taxes	(0,6)	(0,1%)	(10,4)	(1,7%)
Net income	**9,8**	**1,6%**	**15,8**	**2,6%**

Balance sheet:

	31.12.2003	31.12.2002
	Euro mil.	Euro mil.
Trade receivables	208,3	235,5
Net inventory	105,8	101,2
Trade payables	(173,6)	(147,4)
Other current assets (liabilities)	10,3	(0,8)
Net working capital	**150,8**	**188,5**
Fixed assets:		
Intangible assets	80,4	87,8
Tangible assets	99,1	100,6
Financial assets	297,4	48,1
Non current liabilities	(39,2)	(26,6)
Total capital employed	**588,5**	**398,4**
Net equity	**519,1**	**518,3**
Net financial position	**(69,4)**	**119,9**

De'Longhi S.p.A. consolidated financial statement as at December, 31st 2003

Income statement as at December, 31st 2003 year-to-date:

		2003	% of sales	2002	% of sales
		Euro mil.	%	Euro mil.	%
Net revenues		1.278,0	100,0%	1.273,7	100,0%
	Change 2003 - 2002	*4,3*	*0,3%*		
Cost of materials		(624,7)	(48,9%)	(615,6)	(48,3%)
Gross margin		**653,3**	**51,1%**	**658,1**	**51,7%**
Services and other operating expenses		(328,1)	(25,7%)	(302,6)	(23,8%)
Value added		**325,2**	**25,4%**	**355,5**	**27,9%**
Labour costs		(162,4)	(12,7%)	(162,3)	(12,7%)
Provisions		(11,8)	(0,9%)	(12,8)	(1,0%)
EBITDA		**151,0**	**11,8%**	**180,4**	**14,2%**
	Change 2003 - 2002	*(29,4)*	*(16,3%)*		
Depreciation and amortisation		(66,3)	(5,2%)	(70,4)	(5,5%)
EBIT		**84,7**	**6,6%**	**109,9**	**8,6%**
	Change 2003 - 2002	*(25,3)*	*(23,0%)*		
Net financial expenses		(33,9)	(2,7%)	(36,3)	(2,8%)
Extraordinary income (expenses)		(11,6)	(0,9%)	(5,4)	(0,4%)
Earnings before taxes		**39,2**	**3,1%**	**68,3**	**5,4%**
Taxes		(16,7)	(1,3%)	(28,0)	(2,2%)
Income before minorities		**22,4**	**1,8%**	**40,3**	**3,2%**
Minorities		0,1	0,0%	0,3	0,0%
Net Income		**22,3**	**1,7%**	**40,0**	**3,1%**

Balance sheet:

	31.12.2003	31.12.2002
	Euro mil.	Euro mil.
Trade receivables	300,9	327,1
Net inventory	260,4	233,8
Trade payables	(308,6)	(290,9)
Other current assets (liabilities)	(3,6)	(0,8)
Net working capital	**249,2**	**269,1**
Fixed assets:		
Intangible assets	430,3	434,6
Tangible assets	215,3	221,0
Financial assets	8,1	8,0
Non current liabilities	(93,7)	(108,8)
Total capital employed	**809,3**	**824,0**
Net equity	**(562,1)**	**(554,9)**
Net financial position	**(247,2)**	**(269,1)**

Living innovation

PRESS RELEASE

DE'LONGHI: the Financial Statements for the FY 2003 have been approved by the Annual Shareholders' Meeting:

- Consolidated net sales were € 1,278,0 millions (+4.7% at constant exchange rates, +0.3% at current exchange rates)

- Dividend of € 0.06, in line with 2002 (pay-out ratio of 40.2%, compared to 22.4% last year; share will trade ex dividend as of 3 May 2004, dividend will be payable as of 6 May 2004)

The Shareholders' Meeting has renewed the authorisation to buy back shares to the Board of Directors.

The First Call of Shareholders' Meeting of De 'Longhi has today approved the Financial Statements for the FY 2003.

Consolidated net sales were € 1.278.0 millions, up 4.7% at constant exchange rates (+0.3% current exchange rates).

The distribution of a dividend of € 0.06 has been approved; this dividend is in line with the dividend of 2002, but it implies a higher pay-out ratio (40.2% from 22.4% last year).

The share will trade ex dividend as of 3 May, whereas the dividend will be paid on 6 May 2004.

The new Board of Directors has taken over today, under the direction of the Chairman Giuseppe De'Longhi and the CEO Stefano Beraldo.

In order to pay more and more attention to the *Code of Corporate Governance* the number of independent directors has been increased: the independent director Carlo Garavaglia has been joined by three new independent directors (Alberto Clò, Renato Corrada e Giovanni Tamburi); the Board of Directors which has taken over today is therefore composed of four independent directors out of nine.

The Shareholders' Meeting has renewed the authorisation for the share buy back program, in accordance with *art. 2357 cod. civ.* up to a maximum of 10% of the share capital, to the Board of Directors.

"Over the last year" – said the CEO Stefano Beraldo – "our strategy based on the cost reduction proved correct; this strategy allowed us to mitigate the impact of negative external factors such as

Living innovation

the dynamics of the exchange rates (which affected sales for over 4%), price pressures and weak consumptions."

"The Group demonstrates it has a solid market positioning and a high focus on innovation " – continued the Chairman Giuseppe De' Longhi – "the Board of Directors which has been renewed today is well aware of the targets for the next three years.
The plurality of the categories within our product range and the number of geographic markets covered by our distribution network, coupled with our ability to create new segments and the actions in place on the cost side, lead us to believe that the reduction of profitability in the FY 2003 was an occasional event and that our Group is well equipped with the tools to continue to increase its sale volumes and improve its profitability."

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 28 April 2004

COMUNICATO STAMPA

DēLonghi

De'Longhi S.p.A. – Data di convocazione del Consiglio di Amministrazione per l'approvazione della relazione trimestrale al 31.03.04

Si comunica che il Consiglio di Amministrazione di De'Longhi S.p.A. si riunirà il giorno 14 maggio 2004 per l'approvazione della relazione trimestrale per il periodo gennaio-marzo 2004.

Con i migliori saluti.
De'Longhi S.p.A.

Treviso, 3 maggio 2004

De' Longhi S.p.A. - Via L. Seitz, 47 - 31100 Treviso/Italia - Tel. 0422/4131 - Telex 410108 Delong I
Cap. Soc. Eur 448.500.000 i.v.- Reg. Soc. Trib. TV 41279 - C.C.I.A.A. TV 224758 - C.F. 11570840154 - P.I. 03162730265

Living innovation

PRESS RELEASE

DE'LONGHI S.P.A.: With reference to the article published on "Il Sole 24 Ore" of 4th June 2004, the De' Longhi Group confirms that the sales growth in the first five months of 2004 was around 10%.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 4 June 2004

Living innovation

PRESS RELEASE

DE' LONGHI: growth trend back in the first quarter of 2004:

- Consolidated net sales were € 270.7 millions (+10.4% at constant exchange rates, +7.9% at current exchange rates)
- EBITDA was € 28.8 millions (+5.1% compared to the first quarter of 2003)
- EBIT was € 11.7 millions (+12.5% compared to the first quarter of 2003)

The Board of Directors of De 'Longhi S.p.A. has approved the quarterly results as of 31 March 2004; the first quarter of 2004 represents a reversal of the trend thanks to the increase of net sales, EBITDA and EBIT, after the fourth quarter of 2003 had posted a reduction of EBITDA margin of 5.7 percentage points compared to the same period of 2002.

Consolidated net sales were € 270.7 millions, up 10.4% (+7.9% at current exchange rates).

EBITDA totalled € 28.8 millions, a 5.1% increase compared to the first quarter of 2003, which is equivalent to a 10.6% EBITDA margin.

EBIT improved as well, reaching € 11.7 millions (+12.5%); EBIT margin was 4.3% (compared to 4.1% in the first quarter of 2003).

The growth of net sales is attributable to the strong start of the air conditioning season which concerned all the air conditioners within this business segment.

The current order portfolio leads us to believe that also in the second quarter of 2004 air conditioning and treatment could report a significant growth rate.

At geographical level, both Italy (up 16.3%) and Rest of Europe (in particular France, Greece and Germany) continued to grow.

"The positive start of the air conditioning season" – declared the Chairman Giuseppe De' Longhi – "a business segment within which we have the global leadership in the portable air conditioning and the domestic leadership in the fixed air conditioning, leads us to believe that this year we will improve the good results achieved in this business segment in 2003".

DēLonghi

Living innovation

"After being penalised by important external factors in FY 2003" – said the CEO Stefano Beraldo – "the results achieved in the first quarter of 2004 bode well for a growth of sales and EBITDA for the full FY".

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements

Contacts:

For the Press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 14 May 2004

De'Longhi S.p.A. consolidated financial statement as at March, 31st 2004

Income statement as at March, 31st 2004 year-to-date:

	I Quarter 2004	% of sales	I Quarter 2003	% of sales	2003	% of sales
	Euro mil.	%	Euro mil.	%	Euro mil.	%
Net revenues	270,7	100,0%	250,8	100,0%	1.278,0	100,0%
Change IQ 2004 - IQ 2003	*19,9*	*7,9%*				
Cost of materials	(120,1)	(44,4%)	(114,1)	(45,5%)	(624,7)	(48,9%)
Gross margin	**150,6**	**55,6%**	**136,7**	**54,5%**	**653,3**	**51,1%**
Services and other operating expenses	76,4	(28,2%)	(65,4)	(26,1%)	(328,1)	(25,7%)
Value added	**74,2**	**27,4%**	**71,3**	**28,4%**	**325,2**	**25,4%**
Labour costs	(41,9)	(15,5%)	(41,3)	(16,5%)	(162,4)	(12,7%)
Provisions	(3,5)	(1,3%)	(2,5)	(1,0%)	(11,8)	(0,9%)
EBITDA	**28,8**	**10,6%**	**27,4**	**10,9%**	**151,0**	**11,8%**
Change IQ 2004 - IQ 2003	*1,4*	*5,1%*				
Depreciation and amortisation	(17,1)	(6,3%)	(17,0)	(6,8%)	(66,3)	(5,2%)
EBIT	**11,7**	**4,3%**	**10,4**	**4,1%**	**84,7**	**6,6%**
Change IQ 2004 - IQ 2003	*1,3*	*12,5%*				
Net financial expenses	(9,9)	(3,7%)	(8,2)	(3,3%)	(33,9)	(2,7%)
Extraordinary income (expenses)	(0,2)	(0,1%)	(0,6)	(0,2%)	(11,6)	(0,9%)
Earnings before taxes and minorities	**1,5**	**0,6%**	**1,6**	**0,6%**	**39,2**	**3,1%**
Minorities	(0,3)	(0,1%)	(0,3)	(0,1%)	(0,1)	0,0%
Earnings before taxes	**1,2**	**0,5%**	**1,3**	**0,5%**	**39,1**	**3,1%**

Balance sheet as at March, 31st 2004:

	31.03.2004	31.03.2003	31.12.2003
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	292,2	281,5	300,9
Net inventory	338,6	283,8	260,4
Trade payables	(317,1)	(268,4)	(308,6)
Other current assets (liabilities)	16,5	13,9	(3,6)
Net working capital	**330,2**	**310,7**	**249,2**
Fixed assets:			
Intangible assets	425,2	428,2	430,3
Tangible assets	222,1	216,3	215,3
Financial assets	8,0	7,8	8,1
Non current liabilities	(96,5)	(108,0)	(93,7)
Total capital employed	**889,0**	**855,0**	**809,3**
Net equity	**(566,9)**	**(554,3)**	**(562,1)**
Net financial position	**(322,0)**	**(300,7)**	**(247,2)**

DēLonghi

RECEIVED
2004 JUL 19 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Spett.le Borsa Italiana
Piazza degli Affari, 6
20123 Milano

Alla cortese attenzione della dr.ssa Livia Gasperi
Director ufficio listed companies supervision
Fax n. 02 72004666

Treviso, 17 marzo 2004

Oggetto: internal dealing

Gent.le dr.ssa Gasperi,

faccio seguito alla comunicazione del 5 marzo u.s., con cui Vi sono state rese le informazioni delle operazioni indicate all'art. 2.6.4 del Regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A. e alla Vs. telefonata del 12 marzo u.s..

Come già precisato, uno degli Amministratori di De'Longhi S.p.A., il dr. Silvio Sartori, ha effettuato, tra il 4 e il 19 febbraio 2004, operazioni di acquisto titoli De'Longhi, per un controvalore che il 16 febbraio ha superato l'importo di Euro 250.000,00 (e pari in totale ad Euro 334.992,04).

In base al Codice di Comportamento adottato dalla nostra Società, l'Amministratore avrebbe pertanto dovuto dare comunicazione delle operazioni entro il 18 febbraio u.s.: la comunicazione è invece stata inoltrata il 3 marzo, cioè con un ritardo di circa dieci giorni (di borsa aperta).

A seguito di richiesta di chiarimenti, l'Amministratore ha ascritto il ritardo a semplice dimenticanza.

Del fatto è stato investito il Consiglio di Amministrazione riunitosi l'11 marzo u.s., in conformità a quanto stabilito dall'art. 8 del Codice di Comportamento di De'Longhi S.p.A. e come anticipato in una nota in calce al comunicato stampa diffuso in data 5 marzo 2004.

Il Consiglio di Amministrazione, pur prendendo atto che, nel caso di specie, la violazione del Codice di Comportamento è stata determinata da un ritardo oggetto di doverosa segnalazione ma non particolarmente grave, ha in ogni caso invitato l'Amministratore ad attenersi con maggiore scrupolo ed attenzione all'osservanza delle norme del Codice di Comportamento.

Con i migliori saluti.

dr. Stefano Beraldo
L'Amministratore Delegato

STUDIO LEGALE E TRIBUTARIO
BISCOZZI NOBILI
ASSOCIAZIONE PROFESSIONALE

VIA MELLERIO 3 MILANO - ITALIA
TELEFONO 0039-02 76 36 93 00 TELEFAX 0039-02 86 52 86
E-MAIL
grasso@slta.it

FRONTESPIZIO/COVER SHEET

DA/FROM Giampaolo Grasso

A/TO Arianna Maronese

ATT.

FAX N. 0422.41.33.94

DATA/DATE 30 marzo 2004

Pagine trasmesse/Number of pages: 1+2
(compresa questa/including this page)
Operatore/Operator:

MESSAGGIO/MESSAGE

Trasmetto in allegato copia della lettera di accompagnamento con la ricevuta di avvenuto deposito da parte di Borsa Italiana S.p.A.

Con i migliori saluti.

(Giampaolo Grasso)

STUDIO LEGALE E TRIBUTARIO
BISCOZZI NOBILI
ASSOCIAZIONE PROFESSIONALE

INO DEL DUCA 8 - 20122 MILANO
02 76 36 931 R.A. - FAX 02 78 01 46
studiobiscozzi@sita.it

VIA MELLERIO 3 - 20123 MILANO
TEL. 02 76 36 93 00 R.A. - FAX 02 86 52 56
E-mail studionobili@sita.it

m. Luigi Biscozzi *
m. Carlo Garavaglia *
m. Giorgio Silva *
milio Zecca *
m. Aldo Bisioli
ugenio Briguglio
m. Oliviero Cimaz
m. Enrico Colombo
m. Massimo Foschi
m. Luigi Garavaglia
m. Emilio Gnech
m. Giancarlo Malerba
m. Francesco Nobili
m. Marco Piazza
m. Franco Pozzi
ino Provenzali**

m. Mario Bono
cola Bottino
Gabriella De Mattia
m. Andrea Di Bartolomeo
m. Fabio Fiorentino
m. Marco Lanza
m. Luca Nicodemi
brizio Panella
briele Schiavone
m. Piera Tula

Avv. Prof. Raffaele Nobili *
Avv. Carlo Alberto Facchino **
Avv. Marco Baglioni
Avv. Paolo Bassilana
Avv. Daniele Giusto

Avv. Elena Cingolani
Avv. Giancarlo Cortese
Avv. Barbara Silva
Avv. Giampaolo Grasso
Dr. Giorgio Prinzivalli

RICEVUTO 30 MAR 2004 BORSA ITALIANA S.p.A.

Milano, 30 marzo 2004

Spettabile
Borsa Italiana S.p.A.
Informativa Societaria
Piazza degli Affari, 6
20123 Milano

Oggetto: **Progetto di bilancio al 31.12.2003 e bilancio consolidato della Società De' Longhi S.p.A. – Relazioni degli Amministratori – deposito ai sensi dell'art. 82, co. 2°, lett. b) della Delibera Consob n. 11971/99.**

Deposito in data odierna il progetto di bilancio al 31.12.2003 ed il bilancio consolidato della Società De' Longhi S.p.A. ai sensi dell'art. 82, co. 2°, lett. *b)* della Delibera Consob n. 11971/99 (con allegato l'elenco delle partecipazioni della De' Longhi S.p.A. superiori al 10% del capitale delle società partecipate, ai sensi dell'art. 126 della medesima Delibera n. 11971/99).

(In n. 3 copie cartacee e su supporto informatico, fermo restando l'invio stabilito dall'art. 2 della sezione IA.2.9 delle Istruzioni al Regolamento della Borsa Italiana).

Copia della suddetta documentazione viene depositata anche presso la sede della Società in Via Ludovico Seitz, n. 47.

Restando a disposizione per qualsiasi ulteriore chiarimento, porgo i miei migliori saluti.

(Giampaolo Grasso)

DēLonghi

Spett.le CONSOB
Via della Posta, 8/10
20123 Milano

fax 02 72420353

c.a. dr.ssa Anchino

Treviso, 30 marzo 2004

Oggetto: Avviso convocazione Assemblea e deposito progetto di bilancio 2003

Gent.le dr.ssa Anchino,

con la presente anticipo il testo dell'avviso che verrà pubblicato domani 31 marzo 2004 sui quotidiani "Il Sole 24 Ore" e "Finanza e Mercati", relativo all'avviso di convocazione della prossima Assemblea Ordinaria e Straordinaria dei soci di De'Longhi S.p.A. e l'avvenuto deposito presso la sede e la Borsa Italiana del progetto di bilancio d'esercizio e consolidato al 31 dicembre 2003.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel. 0039 0422 413280
Fax 0039 0422 413394
arianna.maronese@delonghi.it

All.: 1 pag.

Barabino & Partners

Avviso di convocazione

Assemblea Ordinaria e Straordinaria

I Signori Azionisti sono convocati in Assemblea Ordinaria e Straordinaria presso il Boscolo Hotel Maggior Consiglio, Treviso, via Terraglio 140, in prima convocazione per il giorno 28 aprile 2004 alle ore 9,00 ed, occorrendo, in seconda convocazione per il giorno 29 aprile 2004, stessi luogo ed ora, per deliberare sul seguente

Ordine del giorno

Parte ordinaria:

1. Presentazione del Bilancio al 31 dicembre 2003, della relazione del Consiglio di Amministrazione e della relazione del Collegio Sindacale, ai sensi dell'art. 153 del D.Lgs. n.58/98 e della Relazione della Società di Revisione ai sensi dell'art. 156 del D.Lgs. n.58/98; deliberazioni inerenti e conseguenti.
2. Rinnovo del Consiglio di Amministrazione previa determinazione del numero dei componenti e determinazione del relativo compenso.
3. Rinnovo del Collegio Sindacale per scadenza del mandato e determinazione del relativo compenso.
4. Nomina della società di revisione ai sensi del D.Lgs. 24 febbraio 1998, n. 58 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006.
5. Proposta di autorizzazione all'acquisto e alla disposizione di azioni proprie ai sensi dell'art. 2357 cod. civ.

Parte straordinaria:

1. Modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario D.Lgs. 6/2003.

Potranno intervenire all'Assemblea gli Azionisti che presenteranno apposita certificazione rilasciata dagli intermediari autorizzati, ai sensi dell'art. 85 del D.Lgs. n. 58/98 e dell'art. 34 della delibera CONSOB n. 11768 del 23.12.1998 e successive modifiche ed integrazioni.

Si ricorda che ai sensi dell'art. 14 dello statuto sociale, le liste per la nomina del Collegio Sindacale, con i curricula e le relative attestazioni, dovranno essere depositate dagli azionisti titolari, da soli o insieme ad altri soci, di almeno il 2% del capitale sociale presso la sede sociale almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione; inoltre, entro lo stesso termine dovranno essere depositate le proposte di nomina alla carica di amministratore, con i relativi curricula, ai sensi dell'art. 7 punto 1 del Codice di Autodisciplina della Società.

La documentazione relativa agli argomenti all'ordine del giorno, prevista dalla normativa vigente, sarà messa a disposizione del pubblico presso la sede sociale e la BORSA ITALIANA S.P.A. nei termini di legge e sarà pubblicata sul sito Internet all'indirizzo www.delonghi.com. I Signori Azionisti hanno facoltà di ottenere copia della documentazione depositata.

I Signori Azionisti sono cortesemente invitati a presentarsi con congruo anticipo rispetto all'orario di inizio dell'Assemblea, al fine di agevolare le operazioni di registrazione.

Progetto di bilancio 2003

Si rende noto che, ai sensi dell'art. 82 della Delibera Consob n. 11971 del 14 maggio 1999 e successive modifiche, il Progetto di Bilancio d'Esercizio e Consolidato al 31 dicembre 2003 approvati dal Consiglio di Amministrazione di De'Longhi S.p.A. sono depositati a decorrere dal 30 marzo 2004 presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.
La suddetta documentazione è disponibile anche sul sito Internet della Società www.delonghi.com.
Le relazioni del Collegio Sindacale e della Società di Revisione verranno depositate in seguito, con le stesse modalità, nei termini di legge.

Treviso, 31 marzo 2004

Per il Consiglio di Amministrazione
Il Presidente
dr. Giuseppe De' Longhi

De'Longhi S.p.A.
Via Ludovico Seitz, 47 - 31100 Treviso - capitale sociale Euro 448.500.000 - codice fiscale 11570840154 - partita IVA 03162730265

Spett.le CONSOB
Via della Posta, 8/10
20123 Milano

via fax 02 72420353

c.a. dr.ssa Anchino

Treviso, 9 aprile 2004

Oggetto: Relazione illustrativa degli amministratori sulla proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie

Gent.le dr.ssa Anchino,

con la presente si invia la relazione illustrativa degli amministratori di De'Longhi S.p.A. sulla proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie ai sensi del D.M. 5 novembre 1998, n. 437 e della Deliberazione Consob n. 11971/99, depositata oggi presso la Borsa Italiana S.p.A. e la sede sociale.

La relazione verrà presentata alla prossima assemblea degli azionisti convocata per il giorno 28 aprile 2004 in prima convocazione ed, occorrendo, per il giorno 29 aprile in seconda convocazione.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel. 0039 0422 413280
Fax 0039 0422 413394
arianna.maronese@delonghi.it

All.: 4 pagg.

DēLonghi
Living innovation

Relazione illustrativa degli Amministratori sulla proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie ai sensi del D.M. 5 novembre 1998, n. 437 e della Deliberazione Consob n. 11971/99.

Signori Azionisti,

sottoponiamo al Vostro esame ed alla Vostra approvazione la proposta di autorizzazione all'acquisto ed alla disposizione, da parte della Società, di azioni proprie, ai sensi del D.M. 5 novembre 1998, n. 437 e della Deliberazione Consob n. 11971/99.

1. Motivazioni per le quali è richiesta l'autorizzazione all'acquisto ed alla disposizione di azioni proprie.

Ricordiamo che la precedente autorizzazione all'acquisto ed alla disposizione di azioni proprie, approvata dall'Assemblea degli Azionisti tenutasi il 18 aprile 2001, è scaduta allo spirare dei diciotto mesi previsti dall'articolo 2357 del codice civile, senza che il Consiglio di Amministrazione ritenesse di avvalersi della menzionata autorizzazione assembleare, in assenza dei presupposti che facessero stimare tale operazione conforme all'interesse sociale.

Il Consiglio di Amministrazione si è determinato comunque a sottoporre, nuovamente, all'Assemblea degli Azionisti, la richiesta di autorizzazione ad effettuare operazioni di acquisto di azioni proprie e, a certe condizioni, di disposizione delle stesse, per un duplice ordine di ragioni:

a) sarà possibile procedere ad investimenti in azioni della Società qualora l'andamento delle quotazioni di borsa o l'entità della liquidità disponibile possano rendere conveniente, sul piano economico, tale operazione;

b) se del caso, le azioni proprie potranno essere utilizzate nell'ambito di operazioni connesse a progetti industriali in relazione ai quali si concretizzi l'opportunità di scambi o di cessioni di pacchetti azionari.

2. Numero massimo, categoria e valore nominale delle azioni alle quali si riferisce la proposta autorizzazione.

L'autorizzazione che il Consiglio richiede all'Assemblea riguarda atti di acquisto delle azioni da effettuarsi, anche in più riprese, fino al raggiungimento del quantitativo massimo di n. 14.000.000 (quattordici milioni) azioni ordinarie da nominali 3 (tre) euro cadauna, e in ogni caso in misura non eccedente la decima parte del capitale sociale e nei limiti degli utili distribuibili e delle riserve disponibili in base all'ultimo bilancio regolarmente approvato; l'autorizzazione include la facoltà di disporre successivamente delle azioni in portafoglio, anche prima di aver esaurito gli acquisti, ed eventualmente riacquistare le azioni stesse sempre in conformità con i limiti e le condizioni stabiliti dalla presente autorizzazione.

3. Informazioni utili per la valutazione del rispetto della disposizione prevista dall'articolo 2357, comma 3, del codice civile.

Il valore nominale delle azioni per le quali si richiede l'autorizzazione all'acquisto in nessun caso eccederà la decima parte del capitale sociale, tenendosi conto a tale fine anche delle azioni che dovessero essere eventualmente acquisite da società controllate.

Alle società controllate saranno comunque impartite specifiche disposizioni affinché segnalino con tempestività l'eventuale acquisizione di azioni effettuata ai sensi dell'Articolo 2359-bis del codice civile.

4. Durata per la quale si richiede l'autorizzazione.

L'autorizzazione all'acquisto di azioni proprie è richiesta per un periodo di 18 mesi a far tempo dalla data nella quale l'Assemblea adotterà la corrispondente deliberazione.

L'autorizzazione a disporre delle azioni proprie viene richiesta senza limiti di tempo.

Living innovation

5. Modalità attraverso le quali saranno effettuati gli acquisti e la disposizione di azioni proprie.

Le operazioni di acquisto saranno effettuate, ai sensi dell'Articolo 132 del D.Lgs. 24 febbraio 1998 n. 58, sul mercato, secondo le modalità concordate con la società di gestione del mercato e in ogni caso in modo da assicurare la parità di trattamento tra gli Azionisti.

Gli acquisti potranno avvenire in una o più soluzioni.

Per quanto attiene la disposizione delle azioni in questione, essa potrà avvenire, in una o più volte, anche prima di aver esaurito gli acquisti; la disposizione avverrà mediante alienazione in borsa, ai blocchi, o mediante scambio con partecipazioni o altre attività nell'ambito di progetti industriali.

In caso di cessione di tutte o parte delle azioni acquistate, la riserva indisponibile che sarà costituita ai sensi dell'articolo 2357-ter del codice civile si ridurrà proporzionalmente.

6. Corrispettivo minimo e massimo e valutazioni di mercato.

Il prezzo di acquisto di ciascuna delle azioni proprie dovrà essere, comprensivo degli oneri accessori di acquisto, come minimo, non inferiore del 20% e, come massimo, non superiore del 5 % (cinque per cento) al prezzo ufficiale delle contrattazioni registrate sul Mercato Telematico Azionario il giorno precedente l'acquisto.

Per quanto concerne la successiva disposizione delle azioni acquistate, viene definito unicamente il limite di prezzo minimo della vendita a terzi, che dovrà essere tale da non comportare effetti economici negativi per la Società e comunque non inferiore al 95% (novantacinquepercento) della media dei prezzi ufficiali registrati sul Mercato Telematico Azionario nei cinque giorni precedenti la vendita. Tale limite di prezzo potrà essere derogato solo in caso di scambi o cessioni di azioni proprie nell'ambito della realizzazione di progetti industriali.

L'autorizzazione a disporre delle azioni proprie è richiesta senza limiti di tempo.

DēLonghi

Living innovation

7. Informazioni sulla strumentalità dell'acquisto alla riduzione del capitale sociale

Si fa presente che il sopra menzionato acquisto di azioni proprie non è strumentale ad una riduzione del capitale sociale.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
dr. Giuseppe De'Longhi

DēLonghi
Living innovation

Spettabile
CONSOB
Commissione Nazionale per le Società e la Borsa
Ufficio OPA e Assetti Proprietari
Via G.B. Martini, 3
00198 – ROMA

Treviso, 23 aprile 2004

- raccomandata A.R. -

Oggetto: **Comunicazione ai sensi dell'art. 120, comma 2 del D.Lgs. 58/1998 e dell'art. 125 del Regolamento Consob 11971/1999 e successive modificazioni e integrazioni.**

Con la presente si comunicano le partecipazioni rilevanti detenute al 31 dicembre 2003 da DE' LONGHI SpA in società non quotate, mediante supporto informatico con la modalità "a fotografia".

Si trasmette pertanto il dischetto relativo, copia cartacea del Modello 120A e la Nota allegata redatta in conformità al punto 3.1.5, Sez. I, let. B) dell'Allegato 4B al Regolamento Consob n. 11971/1999 e successive modifiche e integrazioni.

IDENTIFICATIVO DICHIARAZIONE
Modello120A.txt

NOME DEL DICHIARANTE
DE' LONGHI SPA

SOCIETA' OGGETTO DI DICHIARAZIONE
- **ARIES LUSITANIA ELECTRODOMESTICOS LDA**
- **ARIETE FRANCE ELECTROMENAGER SARL**
- **ARIETE HELLAS EPE**
- **ARIETE HISPANIA SL**
- **ARIETE SPA**
- **CHAT UNION CLIMAVENETA COMPANY LIMITED**

- CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGAI) COMPANY LIMITED
- CLIMAVENETA DEUTSCHLAND GMBH
- CLIMAVENETA SPA
- CLIMRE' SA
- DE'LONGHI AMERICA INC
- DE'LONGHI AUSTRALIA PTY LIMITED
- DE'LONGHI CAPITAL SERVICES SPA
- DE'LONGHI ELECTRODOMESTICOS ESPANA SL
- DE' LONGHI FINANCE SA
- DE'LONGHI NEW ZEALAND LIMITED
- DE'LONGHI CANADA INC
- DE'LONGHI CLIMA POLSKA SPZOO
- DE'LONGHI DEUTSCHLAND GMBH
- DE'LONGHI FRANCE SARL
- DE'LONGHI JAPAN CORP
- DE'LONGHI LTD
- DE'LONGHI NEDERLAND BV
- DL RADIATORS FRANCE SARL
- DL RADIATORS SPA
- DL TRADING LIMITED
- EFFEGICI SRL
- ELBA SPA
- EMÉR SPA
- E-SERVICES SRL
- INNTEK SAS
- KENWOOD APPLIANCES (AUSTRALIA) PTY LIMITED (NON ATTIVA)
- KENWOOD APPLIANCES (MALAYSIA) LIMITED
- KENWOOD APPLIANCES INC (NON ATTIVA)
- KENWOOD APPLIANCES IRELAND LIMITED (NON ATTIVA)
- KENWOOD APPLIANCES LTD (IN LIQUIDAZIONE)
- KENWOOD APPLIANCES PLC
- KENWOOD APPLIANCES SINGAPORE PTE LIMITED
- KENWOOD HOME APPLIANCES PTY LIMITED
- KENWOOD INTERNATIONAL LIMITED
- KENWOOD LIMITED
- KENWOOD MANUFACTURING GMBH
- KENWOOD MARKS LIMITED
- LA SUPERCALOR SPA
- OMAS SRL
- ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LIMITED
- PROMISED SUCCESS LIMITED
- SILE CORPI SCALDANTI SRL
- TRICOM INDUSTRIES CO. LTD

- **VES HEITZTECHNIK VERTRIEB GMBH**

DATA DELL'OPERAZIONE
situazione al 31/12/2003 (26/03/2004 data del CdA di approvazione del Progetto di Bilancio)

Restiamo a disposizione per ogni chiarimento e porgiamo distinti saluti.

DE' LONGHI S.p.A.
l'Amministratore Delegato
dr. Stefano Beraldo

De' Longhi S.p.A. - Via [illegible] 47 - 31100 TREVISO - Italia - Tel. [illegible] - Fax [illegible] - e-mail [illegible]
Cap. Soc. Euro 448.500.000 [illegible] - Reg. Imprese TV [illegible] - Codice Fiscale [illegible] - Partita IVA [illegible]

DēLonghi
Living innovation

Nota allegata al Modello 120A relativo alla comunicazione delle partecipazioni rilevanti ai sensi dell'art. 120 del D.Lgs. 58 del 24 febbraio 1998 e dell'art. 125 del Regolamento Consob n. 11971/1999 e successive modificazioni e integrazioni.

In conformità al punto 3.1.5, Sez. I, let. B) dell'Allegato 4B al Regolamento Consob n. 11971/99 e successive modificazioni e integrazioni, si comunicano le seguenti variazioni rispetto alla precedente dichiarazione:

1. Le partecipazioni nelle società di seguito elencate sono di nuova acquisizione, trattandosi di società costituite/acquisite nel secondo semestre 2003:

   - **PROMISED SUCCESS LIMITED**
     (costituita in data 29.09.2003)
   - **ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LIMITED**
     (costituita in data 03.12.2003)
   - **INNTEK SAS**
     (costituita in data 03.03.1997)
   - **DE' LONGHI FINANCE SA**
     (costituita in data 22.08.2003)
   - **ARIETE FRANCE ELECTROMENAGER SARL**
     (costituita in data 06.08.2003)
   - **CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGAI) COMPANY LIMITED**
     (costituita in data 03.07.2003)

2. Le seguenti società sono state sciolte:
   - **DE' LONGHI PINGUINO SA**
   - **KENWOOD POLSKA SP.ZO.O (IN LIQUIDAZIONE)**
   - **KENWOOD TRUSTEES LIMITED**

3. La variazione dei dati anagrafici delle seguenti società

DE'LONGHI CLIMA POLSKA SP.ZO.O:
Capitale Sociale Precedente
PLZ 4.000

DēLonghi
Living innovation

Capitale Sociale Attuale
PLZ 597.000

Si precisa che il suddetto aumento di capitale è stato effettuato nel marzo 2003 ma erroneamente non è stato segnalato nella precedente dichiarazione.

DE' LONGHI ELECTRODOMESTICOS ESPANA SL
Capitale Sociale Precedente
EURO 10.000

Capitale Sociale Attuale
EURO 510.000

DE' LONGHI ELECTRODOMESTICOS ESPANA SL
Capitale Sociale Precedente
EURO 10.000

Capitale Sociale Attuale
EURO 510.000

KENWOOD MANUFACTURING GMBH
Capitale Sociale Precedente
Euro 36.336,42

Capitale Sociale Attuale
EURO 36.337

4. Si segnala infine che il 18 dicembre 2003 le azioni di **CLIMAVENETA SPA** detenute da De'Longhi Pinguino S.A. sono state cedute alla società A.A.T. S.r.l., a sua volta partecipata fiduciariamente dalle società Comitalia Compagnia Fiduciaria S.p.A. e Comfid Compagnia Fiduciaria S.r.l.. Successivamente, con atto di fusione del 29 dicembre 2003, CLIMAVENETA SPA è stata fusa per incorporazione in A.A.T. S.r.l. che ha cambiato nome in CLIMAVENETA SPA.

MODELLO 120 A

COMUNICAZIONE DELLE PARTECIPAZIONI RILEVANTI EX ART.120 D.LGS. 58 DEL 24 FEBBRAIO 1998

SEZIONE 1: DICHIARAZIONE

QUADRO 1.1 TIPO DI DICHIARAZIONE			
Partecipazioni in società quotate		Partecipazioni in società non quotate	X

QUADRO 1.2 DICHIARANTE	
ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale	TREVISO			via	VIA L. SEITZ, 47		
cap	31100	sigla provincia	TV	stato	ITALIA	telefono	0422 4131

Data dell'operazione	31/12/2003	

Data della dichiarazione 23/04/2004

Firma del dichiarante o del legale rappresentante

N. fogli complessivi 83

Eventuali osservazioni:

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale ARIES LUSITANIA ELECTRODOMESTICOS LDA
sigla sociale
forma giuridica LDA
data di costituzione 11/06/2002
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale MAIA via RUA DA BOTICA, 149
cap sigla provincia EE stato PORTOGALLO telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	2	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	2	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	2	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	2	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	2.500,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale ARIETE FRANCE ELECTROMENAGER SARL
sigla sociale
forma giuridica SARL
data di costituzione 06/08/2003
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA EE

comune sede legale PARIGI via 68, RUE DE FAUBURG SAINT HONORE'
cap sigla provincia EE stato FRANCIA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	300	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	300	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	300	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	300	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	100,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale ARIETE HELLAS EPE
sigla sociale
forma giuridica EPE
data di costituzione 19/08/2002
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale ATHINA via 30, MESSINIAS STR.
cap sigla provincia EE stato GRECIA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	600	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	600	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	600	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	600	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	30,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale ARIETE HISPANIA SL
sigla sociale
forma giuridica SL
data di costituzione 07/05/2001
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale MADRID via CALLE PADILLA, 73
cap 28019 sigla provincia EE stato SPAGNA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	3.066	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	3.066	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	3.066	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	3.066	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale ARIETE SPA
sigla sociale
forma giuridica SPA
data di costituzione 13/12/1996
codice fiscale 11205000158
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA PO

comune sede legale MACROLOTTO via VIA TOSCANA, 57 A/B
cap 59100 sigla provincia PO stato ITALIA telefono 0574 5281

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1.600.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.600.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1.600.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.600.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	5,17	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale CHAT UNION CLIMAVENETA COMPANY LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 25/03/2003
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale FOTAN via FLAT/RM 2003 CCT TELECOM BUILDING 11 WO SHING STR.
cap sigla provincia EE stato HONG KONG telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	5.000	in % capitale sociale con diritto di voto	50,000
di cui con diritto di voto in assemblea ordinaria	5.000	in % capitale con diritto di voto in assemblea ordinaria	50,000
numero azioni con diritto di voto possedute	5.000	in % capitale sociale con diritto di voto	50,000
di cui con diritto di voto in assemblea ordinaria	5.000	in % capitale con diritto di voto in assemblea ordinaria	50,000

valore nominale	1,00	valuta	DOLLARO HONG KONG	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGAI) COMPANY LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	03/07/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	SHANGAI			via	BAI YUN ROAD 88 XING HUO DEVELOPMENT AREA, PUNDONG
cap		sigla provincia	EE	stato	CINA REPUBBLICA POPOLARE
telefono					

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	2.500.000,00	valuta	DOLLARO STATI UNITI	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	CLIMAVENETA DEUTSCHLAND GMBH
sigla sociale	
forma giuridica	GMBH
data di costituzione	28/04/1997
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	NORDSTEDT DEUTSCHLAND			via	OSTSTR. 122 HAUS B, II - OG - D
cap	22844	sigla provincia	EE	stato	GERMANIA
telefono	0049 40 5357040				

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	306.775	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	306.775	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	306.775	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	306.775	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale CLIMAVENETA SPA
sigla sociale
forma giuridica SPA
data di costituzione 18/05/2001
codice fiscale 02603430139
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	10.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	10.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	10.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	10.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale CLIMRE' SA
sigla sociale
forma giuridica SA
data di costituzione 27/12/1995
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale SENNINGERBERG via 6B, ROUTE DE TREVES
cap 2633 sigla provincia EE stato LUSSEMBURGO telefono 00352 3468661

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	50.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	50.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	50.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	50.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	24,79	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE' LONGHI AMERICA INC
sigla sociale
forma giuridica INC
data di costituzione 19/02/1985
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale SADDLE BROOK (N.J.) via PARK 80 WEST PLAZA ONE 4TH FLOOR
cap 07663 sigla provincia EE stato STATI UNITI D'AMERICA telefono 001 201 9094000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	600.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	600.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	600.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	600.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	15,17	valuta	DOLLARO STATI UNITI	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE' LONGHI AUSTRALIA PTY LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 10/03/2003
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale SYDNEY via 109 VANESSA STREET, UNIT 1 2008, KINGSGROVE
cap sigla provincia EE stato AUSTRALIA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	7.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	7.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	7.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	7.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO AUSTRALIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DE' LONGHI CAPITAL SERVICES SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	05/10/2001
codice fiscale	03281930960
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale	TREVISO			via	VIA LODOVICO SEITZ N. 47		
cap		sigla provincia	TV	stato	ITALIA	telefono	0422 4131

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	100,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DE' LONGHI ELECTRODOMESTICOS ESPANA SL
sigla sociale	
forma giuridica	SL
data di costituzione	27/03/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	BARCELLONA			via	AVINGUDA PORTS D'EUROPA, 100		
cap	08040	sigla provincia	EE	stato	SPAGNA	telefono	

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	510.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	510.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	510.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	510.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE' LONGHI FINANCE SA
sigla sociale
forma giuridica SA
data di costituzione 22/08/2003
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA EE

comune sede legale LUXEMBOURG via 11, RUE BEAUMONT
cap sigla provincia EE stato LUSSEMBURGO telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	586.229	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	586.229	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	586.229	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	586.229	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	310,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE' LONGHI NEW ZEALAND LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 29/05/2003
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale AUCKLAND via 25, CARBINE ROAD MT WELLINGTON
cap sigla provincia EE stato NUOVA ZELANDA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	6.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	6.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	6.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	6.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO NUOVA ZELANDA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE'LONGHI CANADA INC
sigla sociale
forma giuridica INC
data di costituzione 26/07/1995
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale MISSISSAUGA, ONTARIO L4W3Y4 via 1040 RONSA COURT
cap 00000 sigla provincia EE stato CANADA telefono 001 905 2381495

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO CANADA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE'LONGHI CLIMA POLSKA SP.ZO.O
sigla sociale
forma giuridica SPZOO
data di costituzione 23/04/1999
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale VARSAVIA via VIA DZIERZONIOWSKA, 4
cap 01985 sigla provincia EE stato POLONIA telefono 0048 22 5699510

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1.194	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.194	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1.194	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.194	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	500,00	valuta	ZLOTY POLONIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	DE'LONGHI DEUTSCHLAND GMBH						
sigla sociale							
forma giuridica	GMBH						
data di costituzione	29/03/1995						
codice fiscale							
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA							
comune sede legale	SELIGENSTADT	via	AM REITPFAD, 20				
cap	63500	sigla provincia	EE	stato	GERMANIA	telefono	0049 61 8292060
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	2.100	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	2.100	in % capitale con diritto di voto in assemblea ordinaria	100,000				
numero azioni con diritto di voto possedute	2.100	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	2.100	in % capitale con diritto di voto in assemblea ordinaria	100,000				
valore nominale	1.000,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	DE'LONGHI FRANCE SARL						
sigla sociale							
forma giuridica	SARL						
data di costituzione	01/01/1990						
codice fiscale							
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA							
comune sede legale	ASNIERES CEDEX	via	3, RUE DES FRERES CHAUSSON B.P.11				
cap	92600	sigla provincia	EE	stato	FRANCIA	telefono	0033 1 41323030
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	182.500	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	182.500	in % capitale con diritto di voto in assemblea ordinaria	100,000				
numero azioni con diritto di voto possedute	182.500	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	182.500	in % capitale con diritto di voto in assemblea ordinaria	100,000				
valore nominale	15,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE'LONGHI JAPAN CORP
sigla sociale
forma giuridica CORP
data di costituzione 02/03/1995
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale TOKYO via 1-5-6 KAJICHO CHIYODA-KU 101-0044
cap 00000 sigla provincia EE stato GIAPPONE telefono 0081 3 52566322

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	100.000,00	valuta	YEN GIAPPONE	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale DE'LONGHI LTD
sigla sociale
forma giuridica LTD
data di costituzione 20/07/1986
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale WELLINGBOROUGH NORTHANTS via 15/16 BRIDLE CLOSE, STEWARTS ROAD BUSINESS PARK
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 1933 442040

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	4.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	4.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	STERLINA REGNO UNITO	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DE'LONGHI NEDERLAND BV
sigla sociale	
forma giuridica	BV
data di costituzione	17/08/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	POSTBUS 32063 LEIDEN 2303 DB	via	KENAUWEG 25, 2331BA
cap	00000	sigla provincia	EE
stato	PAESI BASSI	telefono	0031 71 5320909

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	453,78	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DL RADIATORS FRANCE SARL
sigla sociale	
forma giuridica	SARL
data di costituzione	24/12/2002
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	PARIS	via	57 RUE BOISSIERE
cap	75116	sigla provincia	EE
stato	FRANCIA	telefono	

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1.500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.500	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1.500	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.500	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	100,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DL RADIATORS SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	10.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	10.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	10.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	10.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	0,50	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	DL TRADING LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	30/05/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale CHEUNG SHA WAN KOWLOON - HONG KONG via 16TH FL. TINS ENTERPRISES CENTRE 777 LAI CHI KOK
cap sigla provincia EE stato HONG KONG telefono 00852 34120000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	7.301.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	7.301.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	7.301.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	7.301.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	10,00	valuta	DOLLARO HONG KONG	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	EFFEGICI SRL						
sigla sociale							
forma giuridica	SRL						
data di costituzione	01/12/1980						
codice fiscale	01164440263						
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA	TV						
comune sede legale	GORGO AL MONTICANO	via	VIA MARIGONDA, 40/42				
cap	31040	sigla provincia	TV	stato	ITALIA	telefono	0422 742062
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	117.500	in % capitale sociale con diritto di voto	25,000				
di cui con diritto di voto in assemblea ordinaria	117.500	in % capitale con diritto di voto in assemblea ordinaria	25,000				
numero azioni con diritto di voto possedute	117.500	in % capitale sociale con diritto di voto	25,000				
di cui con diritto di voto in assemblea ordinaria	117.500	in % capitale con diritto di voto in assemblea ordinaria	25,000				
valore nominale	0,52	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	ELBA SPA						
sigla sociale							
forma giuridica	SPA						
data di costituzione	24/06/1997						
codice fiscale	03295340263						
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA	TV						
comune sede legale	TREVISO	via	VIA LODOVICO SEITZ, 47				
cap	31100	sigla provincia	TV	stato	ITALIA	telefono	0422 4131
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	29.999.910	in % capitale sociale con diritto di voto	99,999				
di cui con diritto di voto in assemblea ordinaria	29.999.910	in % capitale con diritto di voto in assemblea ordinaria	99,999				
numero azioni con diritto di voto possedute	29.999.910	in % capitale sociale con diritto di voto	99,999				
di cui con diritto di voto in assemblea ordinaria	29.999.910	in % capitale con diritto di voto in assemblea ordinaria	99,999				
valore nominale	0,50	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale EMER SPA
sigla sociale
forma giuridica SPA
data di costituzione 16/01/1957
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA MI

comune sede legale MONZA via VIA VELLEIA, 2/4
cap 20052 sigla provincia MI stato ITALIA telefono 039 2027658

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	400.000	in % capitale sociale con diritto di voto	40,000
di cui con diritto di voto in assemblea ordinaria	400.000	in % capitale con diritto di voto in assemblea ordinaria	40,000
numero azioni con diritto di voto possedute	400.000	in % capitale sociale con diritto di voto	40,000
di cui con diritto di voto in assemblea ordinaria	400.000	in % capitale con diritto di voto in assemblea ordinaria	40,000

valore nominale	0,52	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale E-SERVICES SRL
sigla sociale
forma giuridica SRL
data di costituzione 17/11/1999
codice fiscale 03486540267
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 410022

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	25.500	in % capitale sociale con diritto di voto	51,000
di cui con diritto di voto in assemblea ordinaria	25.500	in % capitale con diritto di voto in assemblea ordinaria	51,000
numero azioni con diritto di voto possedute	25.500	in % capitale sociale con diritto di voto	51,000
di cui con diritto di voto in assemblea ordinaria	25.500	in % capitale con diritto di voto in assemblea ordinaria	51,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	INNTEK SAS
sigla sociale	
forma giuridica	SARL
data di costituzione	03/03/1997
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale MONTESSON via 18, AVENUE GABRIEL PERI
cap 78360 sigla provincia EE stato FRANCIA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	380	in % capitale sociale con diritto di voto	76,000
di cui con diritto di voto in assemblea ordinaria	380	in % capitale con diritto di voto in assemblea ordinaria	76,000
numero azioni con diritto di voto possedute	380	in % capitale sociale con diritto di voto	76,000
di cui con diritto di voto in assemblea ordinaria	380	in % capitale con diritto di voto in assemblea ordinaria	76,000

valore nominale	300,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	KENWOOD APPLIANCES (AUSTRALIA) PTY LTD (NON ATTIVA)
sigla sociale	
forma giuridica	LTD
data di costituzione	31/07/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale SYDNEY via 135 KING STREET LEVEL 24
cap 00000 sigla provincia EE stato AUSTRALIA telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	15.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	15.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	15.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	15.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO AUSTRALIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD APPLIANCES (MALAYSIA) SDN BHD
sigla sociale
forma giuridica LTD
data di costituzione 04/06/1992
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale PETALING JAYA via SUITE 1-2 DELTEQ TECHNOPLEC 2° JIN 51A/243
cap 46100 sigla provincia EE stato MALAYSIA telefono 0060 378 730724

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	3	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	3	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	3	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	3	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	RINGGIT MALAYSIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD APPLIANCES INC (NON ATTIVA)
sigla sociale
forma giuridica INC
data di costituzione 08/03/1978
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	25	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	25	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	25	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	25	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1.000,00	valuta	DOLLARO STATI UNITI	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	KENWOOD APPLIANCES IRELAND LIMITED (NON ATTIVA)						
sigla sociale							
forma giuridica	LTD						
data di costituzione	25/10/1988						
codice fiscale							
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA							
comune sede legale	DUBLIN 18	via	KENWOOD HOUSE, 5 SANDYFORD OFFICE PARK				
cap	00000	sigla provincia	EE	stato	IRLANDA=EIRE	telefono	
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	100.000	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	100.000	in % capitale con diritto di voto in assemblea ordinaria	100,000				
numero azioni con diritto di voto possedute	100.000	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	100.000	in % capitale con diritto di voto in assemblea ordinaria	100,000				
valore nominale	1,00	valuta	LIRA IRLANDA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							
ragione sociale	KENWOOD APPLIANCES LIMITED (IN LIQUIDAZIONE)						
sigla sociale							
forma giuridica	LTD						
data di costituzione	30/05/1989						
codice fiscale							
numero iscrizione CCIAA							
sigla provincia iscrizione CCIAA							
comune sede legale	AUCKLAND	via	C/O JEFF MELZER AND ASSOCIATES PO BOX 6302				
cap	00000	sigla provincia	EE	stato	NUOVA ZELANDA	telefono	
AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE							
numero totale azioni o quote possedute	501.325	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	501.325	in % capitale con diritto di voto in assemblea ordinaria	100,000				
numero azioni con diritto di voto possedute	501.325	in % capitale sociale con diritto di voto	100,000				
di cui con diritto di voto in assemblea ordinaria	501.325	in % capitale con diritto di voto in assemblea ordinaria	100,000				
valore nominale	2,00	valuta	DOLLARO NUOVA ZELANDA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD APPLIANCES PLC
sigla sociale
forma giuridica PLC
data di costituzione 19/04/1989
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	45.860.008	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	45.860.008	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	45.860.008	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	45.860.008	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	0,10	valuta	STERLINA REGNO UNITO	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD APPLIANCES SINGAPORE PTE LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 09/02/1990
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale SINGAPORE via 73 UPPER PAYA LEBAR ROAD 03-01
cap sigla provincia EE stato SINGAPORE telefono 0065 7490989

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	500.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	500.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	500.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO SINGAPORE	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							

ragione sociale KENWOOD HOME APPLIANCES PTY LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 16/02/1988
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale BLUMBERG STREET via INDUSTRIA WEST, 28
cap 00000 sigla provincia EE stato SUDAFRICANA REPUBBLICA telefono 0027 11 4740153

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	4.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	4.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	0,01	valuta	RAND SUD AFRICA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3							
SOCIETA' OGGETTO DI DICHIARAZIONE							

ragione sociale KENWOOD INTERNATIONAL LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 14/11/1989
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	20.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	20.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	20.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	20.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	STERLINA REGNO UNITO	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD LIMITED
sigla sociale
forma giuridica LTD
data di costituzione 03/12/1986
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	5.050.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	5.050.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	5.050.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	5.050.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	STERLINA REGNO UNITO	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale KENWOOD MANUFACTURING GMBH
sigla sociale
forma giuridica GMBH
data di costituzione 02/04/1968
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale WR NEUDORF via INDUSTRRIEZENTRUM NO-SUD STRASSE 2°
cap 2355 sigla provincia EE stato AUSTRIA telefono 0043 22366450000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	36.336,42	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	KENWOOD MARKS LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	03/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT, PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	2	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	2	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	2	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	2	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	STERLINA REGNO UNITO	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	LA SUPERCALOR SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	06/06/1968
codice fiscale	00867190159
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	MI

comune sede legale SEREGNO via VIA STRAUSS, 13/15
cap 20038 sigla provincia MI stato ITALIA telefono 0362 330200

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1.000.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1.000.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	0,52	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	OMAS SRL
sigla sociale	
forma giuridica	SRL
data di costituzione	30/05/1980
codice fiscale	00671060358
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	RE

comune sede legale	GUALTIERI			via	VIA STATALE 63 110		
cap	42044	sigla provincia	RE	stato	ITALIA	telefono	0522 833024

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	280.000	in % capitale sociale con diritto di voto	40,000
di cui con diritto di voto in assemblea ordinaria	280.000	in % capitale con diritto di voto in assemblea ordinaria	40,000
numero azioni con diritto di voto possedute	280.000	in % capitale sociale con diritto di voto	40,000
di cui con diritto di voto in assemblea ordinaria	280.000	in % capitale con diritto di voto in assemblea ordinaria	40,000

valore nominale	0,52	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	03/12/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	ZHONGSHAN CITY			via	DONGSHENG TOWN, CENTRAL ROAD		
cap		sigla provincia	EE	stato	CINA REPUBBLICA POPOLARE	telefono	

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	1	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	1	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	39.034.400,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3			

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	PROMISED SUCCESS LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	29/09/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	KOWLOON, HONG KONG	via	16/F TINS ENTERPRISES CENTRE 777, LAI CHI KOK ROAD
cap		sigla provincia	EE
stato	HONG KONG	telefono	

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	6.700	in % capitale sociale con diritto di voto	67,000
di cui con diritto di voto in assemblea ordinaria	6.700	in % capitale con diritto di voto in assemblea ordinaria	67,000
numero azioni con diritto di voto possedute	6.700	in % capitale sociale con diritto di voto	67,000
di cui con diritto di voto in assemblea ordinaria	6.700	in % capitale con diritto di voto in assemblea ordinaria	67,000

valore nominale	2.800,00	valuta	DOLLARO HONG KONG	causale dichiarazione	0	codice operazione	I

QUADRO 1.3

SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	SILE CORPI SCALDANTI SRL
sigla sociale	
forma giuridica	SRL
data di costituzione	13/10/1973
codice fiscale	00294030267
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	VE

comune sede legale	FOSSALTA DI PIAVE	via	VIA DELLE INDUSTRIE, 2
cap	30020	sigla provincia	VE
stato	ITALIA	telefono	0421 67187

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	180.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	180.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	180.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	180.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	0,52	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	TRICOM INDUSTRIAL CO. LTD
sigla sociale	
forma giuridica	LTD
data di costituzione	20/05/1980
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	CHEUNG SHA WAN KOWLOON - HONG KONG			via	16TH FLOOR T.E. CENTRE 777 - LAI CHI KOK ROAD
cap 00000	sigla provincia EE	stato	HONG KONG	telefono	00852 23702020

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	4.500.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.500.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	4.500.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	4.500.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	DOLLARO HONG KONG	causale dichiarazione	0	codice operazione	I

QUADRO 1.3
SOCIETA' OGGETTO DI DICHIARAZIONE

ragione sociale	VES HEITZTECHNIK VERTRIEB GMBH
sigla sociale	
forma giuridica	GMBH
data di costituzione	01/01/1998
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	NORIMBERGA			via	CONTRADTYSTRASSE 27
cap 90441	sigla provincia EE	stato	GERMANIA	telefono	0911 9457190

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

numero totale azioni o quote possedute	26.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	26.000	in % capitale con diritto di voto in assemblea ordinaria	100,000
numero azioni con diritto di voto possedute	26.000	in % capitale sociale con diritto di voto	100,000
di cui con diritto di voto in assemblea ordinaria	26.000	in % capitale con diritto di voto in assemblea ordinaria	100,000

valore nominale	1,00	valuta	EURO UNIONE ECONOMICA MONETARIA	causale dichiarazione	0	codice operazione	I

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	ARIETE HISPANIA SL
sigla sociale	
forma giuridica	SL
data di costituzione	07/05/2001
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale MADRID via CALLE PADILLA, 73
cap 28019 sigla provincia EE stato SPAGNA telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIETE HELLAS EPE
eventuale sigla sociale	
forma giuridica	EPE
data di costituzione	19/08/2002
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale ATHINA via 30, MESSINIAS STR.
cap sigla provincia EE stato GRECIA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	60	60	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	60	60	0	0
In % capitale corrispondente	10,000	10,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	ARIETE HISPANIA SL
sigla sociale	
forma giuridica	SL
data di costituzione	07/05/2001
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	MADRID			via	CALLE PADILLA, 73
cap	28019	sigla provincia	EE	stato	SPAGNA
telefono					

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIES LUSITANIA ELECTRODOMESTICOS LDA
eventuale sigla sociale	
forma giuridica	LDA
data di costituzione	11/06/2002
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	MAIA			via	RUA DA BOTICA, 149
cap		sigla provincia	EE	stato	PORTOGALLO
telefono					

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	100	100	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	100	100	0	0
In % capitale corrispondente	2,000	2,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	ARIETE SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	13/12/1996
codice fiscale	11205000158
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	PO

comune sede legale MACROLOTTO via VIA TOSCANA, 57 A/B
cap 59100 sigla provincia PO stato ITALIA telefono 0574 5281

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIETE HISPANIA SL
eventuale sigla sociale	
forma giuridica	SL
data di costituzione	07/05/2001
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale MADRID via CALLE PADILLA, 73
cap 28019 sigla provincia EE stato SPAGNA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	3.066	3.066	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	3.066	3.066	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1 PARTECIPANTE	
ragione sociale	ARIETE SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	13/12/1996
codice fiscale	11205000158
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	PO

comune sede legale MACROLOTTO via VIA TOSCANA, 57 A/B
cap 59100 sigla provincia PO stato ITALIA telefono 0574 5281

QUADRO 2.2 PARTECIPATA	
ragione sociale	ARIETE HELLAS EPE
eventuale sigla sociale	
forma giuridica	EPE
data di costituzione	19/08/2002
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale ATHINA via 30, MESSINIAS STR.
cap sigla provincia EE stato GRECIA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	540	540	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	540	540	0	0
In % capitale corrispondente	90,000	90,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	ARIETE SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	13/12/1996
codice fiscale	11205000158
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	PO

comune sede legale	MACROLOTTO			via	VIA TOSCANA, 57 A/B		
cap	59100	sigla provincia	PO	stato	ITALIA	telefono	0574 5281

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIES LUSITANIA ELECTRODOMESTICOS LDA
eventuale sigla sociale	
forma giuridica	LDA
data di costituzione	11/06/2002
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	MAIA			via	RUA DA BOTICA, 149		
cap		sigla provincia	EE	stato	PORTOGALLO	telefono	

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	4.900	4.900	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	4.900	4.900	0	0
In % capitale corrispondente	98,000	98,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	ARIETE SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	13/12/1996
codice fiscale	11205000158
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	PO

comune sede legale	MACROLOTTO			via	VIA TOSCANA, 57 A/B		
cap	59100	sigla provincia	PO	stato	ITALIA	telefono	0574 5281

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIETE FRANCE ELECTROMENAGER SARL
eventuale sigla sociale	
forma giuridica	SARL
data di costituzione	06/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	EE

comune sede legale	PARIGI			via	68, RUE DE FAUBURG SAINT HONORE'		
cap		sigla provincia	EE	stato	FRANCIA	telefono	

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	300	300	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	300	300	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	CHAT UNION CLIMAVENETA COMPANY LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	25/03/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale FOTAN via FLAT/RM 2003 CCT TELECOM BUILDING 11 WO SHING STR.
cap sigla provincia EE stato HONG KONG telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGAI) COMPA
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	03/07/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	EE

comune sede legale SHANGAI via BAI YUN ROAD 88 XING HUO DEVELOPMENT AREA, PUNDONG
cap sigla provincia EE stato CINA REPUBBLICA POPOLARE telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1	1	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1	1	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 *N. fogli Allegato B* 0 *N. fogli Allegato C* 0 *N. fogli Allegato D* 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale: CLIMAVENETA SPA
sigla sociale:
forma giuridica: SPA
data di costituzione: 18/05/2001
codice fiscale: 02603430139
numero iscrizione CCIAA:
sigla provincia iscrizione CCIAA: TV

comune sede legale: TREVISO — via: VIA LODOVICO SEITZ, 47
cap: 31100 — sigla provincia: TV — stato: ITALIA — telefono: 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale: CHAT UNION CLIMAVENETA COMPANY LIMITED
eventuale sigla sociale:
forma giuridica: LTD
data di costituzione: 25/03/2003
codice fiscale:
numero iscrizione CCIAA:
sigla iscrizione iscrizione CCIAA:

comune sede legale: FOTAN — via: FLAT/RM 2003 CCT TELECOM BUILDING 11 WO SHING STR.
cap: — sigla provincia: EE — stato: HONG KONG — telefono:

rapporto di controllo con il soggetto dichiarante	A	B	C	D	E X

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	5.000	5.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	5.000	5.000	0	0
In % capitale corrispondente	50,000	50,000	0,000	0,000

N. fogli Allegato A 0 — N. fogli Allegato B 0 — N. fogli Allegato C 0 — N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	CLIMAVENETA SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	18/05/2001
codice fiscale	02603430139
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	CLIMAVENETA DEUTSCHLAND GMBH
eventuale sigla sociale	
forma giuridica	GMBH
data di costituzione	28/04/1997
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale NORDSTEDT DEUTSCHLAND via OSTSTR. 122 HAUS B, II - OG - D
cap 22844 sigla provincia EE stato GERMANIA telefono 0049 40 5357040

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

TITOLO POSSESSO	TOTALE Numero Azioni o Quote Votanti	TOTALE Numero Azioni o Quote Ordinarie	DI CUI SENZA VOTO (1) Numero Azioni o Quote Votanti	DI CUI SENZA VOTO (1) Numero Azioni o Quote Ordinarie
Proprieta' (2)	306.775	306.775	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	306.775	306.775	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	CLIMAVENETA SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	18/05/2001
codice fiscale	02603430139
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	INNTEK SAS
eventuale sigla sociale	
forma giuridica	SARL
data di costituzione	03/03/1997
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	EE

comune sede legale MONTESSON via 18, AVENUE GABRIEL PERI
cap 78360 sigla provincia EE stato FRANCIA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	380	380	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	380	380	0	0
In % capitale corrispondente	76,000	76,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI AUSTRALIA PTY LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	10/03/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	SYDNEY			via	109 VANESSA STREET, UNIT 1 2008, KINGSGROVE
cap		sigla provincia	EE	stato	AUSTRALIA
telefono					

QUADRO 2.2
PARTECIPATA

ragione sociale	DE' LONGHI NEW ZEALAND LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	29/05/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	AUCKLAND			via	25, CARBINE ROAD MT WELLINGTON
cap		sigla provincia	EE	stato	NUOVA ZELANDA
telefono					

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	6.000.000	6.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	6.000.000	6.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale LUXEMBOURG via 11, RUE BEAUMONT
cap sigla provincia EE stato LUSSEMBURGO telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	DL RADIATORS SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	10.000.000	10.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	10.000.000	10.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale LUXEMBOURG via 11, RUE BEAUMONT
cap sigla provincia EE stato LUSSEMBURGO telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI JAPAN CORP
eventuale sigla sociale	
forma giuridica	CORP
data di costituzione	02/03/1995
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale TOKYO via 1-5-6 KAJICHO CHIYODA-KU 101-0044
cap 00000 sigla provincia EE stato GIAPPONE telefono 0081 3 52566322

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	500	500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	500	500	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	LUXEMBOURG			via	11, RUE BEAUMONT
cap		sigla provincia	EE	stato	LUSSEMBURGO	telefono	

QUADRO 2.2
PARTECIPATA

ragione sociale	ELBA SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	24/06/1997
codice fiscale	03295340263
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale	TREVISO			via	VIA LODOVICO SEITZ, 47		
cap	31100	sigla provincia	TV	stato	ITALIA	telefono	0422 4131

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	29.999.910	29.999.910	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	29.999.910	29.999.910	0	0
In % capitale corrispondente	99,999	99,999	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale LUXEMBOURG via 11, RUE BEAUMONT
cap sigla provincia EE stato LUSSEMBURGO telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	SILE CORPI SCALDANTI SRL
eventuale sigla sociale	
forma giuridica	SRL
data di costituzione	13/10/1973
codice fiscale	00294030267
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	VE

comune sede legale FOSSALTA DI PIAVE via VIA DELLE INDUSTRIE, 2
cap 30020 sigla provincia VE stato ITALIA telefono 0421 67187

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	165.000	165.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	165.000	165.000	0	0
In % capitale corrispondente	91,666	91,666	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) *Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B*
(3) Riempire allegato C
(4) *Riempire allegato D*

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	LUXEMBOURG					via	11, RUE BEAUMONT
cap		sigla provincia	EE	stato	LUSSEMBURGO	telefono	

QUADRO 2.2
PARTECIPATA

ragione sociale	CLIMRE' SA
eventuale sigla sociale	
forma giuridica	SA
data di costituzione	27/12/1995
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	SENNINGERBERG					via	6B, ROUTE DE TREVES
cap	2633	sigla provincia	EE	stato	LUSSEMBURGO	telefono	00352 3468661

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	48.000	48.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	48.000	48.000	0	0
In % capitale corrispondente	96,000	96,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE' LONGHI FINANCE SA
sigla sociale	
forma giuridica	SA
data di costituzione	22/08/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	LUXEMBOURG	via	11, RUE BEAUMONT		
cap		sigla provincia	EE	stato	LUSSEMBURGO	telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES PLC
eventuale sigla sociale	
forma giuridica	PLC
data di costituzione	19/04/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	HAMPSHIRE			via	NEW LANE HAVANT PO9 2NH		
cap	00000	sigla provincia	EE	stato	GRAN BRETAGNA E IRLANDA DEL NORD	telefono	0044 23 92476000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	45.860.008	45.860.008	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	45.860.008	45.860.008	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale: DE' LONGHI FINANCE SA
sigla sociale:
forma giuridica: SA
data di costituzione: 22/08/2003
codice fiscale:
numero iscrizione CCIAA:
sigla provincia iscrizione CCIAA: EE

comune sede legale: LUXEMBOURG
via: 11, RUE BEAUMONT
cap:
sigla provincia: EE
stato: LUSSEMBURGO
telefono:

QUADRO 2.2
PARTECIPATA

ragione sociale: DE' LONGHI AUSTRALIA PTY LIMITED
eventuale sigla sociale:
forma giuridica: LTD
data di costituzione: 10/03/2003
codice fiscale:
numero iscrizione CCIAA:
sigla iscrizione iscrizione CCIAA:

comune sede legale: SYDNEY
via: 109 VANESSA STREET, UNIT 1 2008, KINGSGROVE
cap:
sigla provincia: EE
stato: AUSTRALIA
telefono:

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	7.000.000	7.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	7.000.000	7.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI NEDERLAND BV
sigla sociale	
forma giuridica	BV
data di costituzione	17/08/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale POSTBUS 32063 LEIDEN 2303 DB via KENAUWEG 25, 2331BA
cap 00000 sigla provincia EE stato PAESI BASSI telefono 0031 71 5320909

QUADRO 2.2
PARTECIPATA

ragione sociale	DL TRADING LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	30/05/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale CHEUNG SHA WAN KOWLOON - HONG KONG via 16TH FL. TINS ENTERPRISES CENTRE 777 LAI CHI KOK
cap sigla provincia EE stato HONG KONG telefono 00852 34120000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	7.301.000	7.301.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	7.301.000	7.301.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI NEDERLAND BV
sigla sociale	
forma giuridica	BV
data di costituzione	17/08/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale POSTBUS 32063 LEIDEN 2303 DB via KENAUWEG 25, 2331BA
cap 00000 sigla provincia EE stato PAESI BASSI telefono 0031 71 5320909

QUADRO 2.2
PARTECIPATA

ragione sociale	PROMISED SUCCESS LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	29/09/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	EE

comune sede legale KOWLOON, HONG KONG via 16/F TINS ENTERPRISES CENTRE 777, LAI CHI KOK ROAD
cap sigla provincia EE stato HONG KONG telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	6.700	6.700	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	6.700	6.700	0	0
In % capitale corrispondente	67,000	67,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	LA SUPERCALOR SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	06/06/1968
codice fiscale	00867190159
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	MI

comune sede legale SEREGNO via VIA STRAUSS, 13/15
cap 20038 sigla provincia MI stato ITALIA telefono 0362 330200

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1.000.000	1.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1.000.000	1.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE' LONGHI AMERICA INC
eventuale sigla sociale	
forma giuridica	INC
data di costituzione	19/02/1985
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale SADDLE BROOK (N.J.) via PARK 80 WEST PLAZA ONE 4TH FLOOR
cap 07663 sigla provincia EE stato STATI UNITI D'AMERICA telefono 001 201 9094000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

TITOLO POSSESSO	TOTALE		DI CUI SENZA VOTO (1)	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	600.000	600.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	600.000	600.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI LTD
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	20/07/1986
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale WELLINGBOROUGH NORTHANTS via 15/16 BRIDLE CLOSE, STEWARTS ROAD BUSINESS PARK
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 1933 442040

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	4.000.000	4.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	4.000.000	4.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI FRANCE SARL
eventuale sigla sociale	
forma giuridica	SARL
data di costituzione	01/01/1990
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale ASNIERES CEDEX via 3, RUE DES FRERES CHAUSSON B.P.11
cap 92600 sigla provincia EE stato FRANCIA telefono 0033 1 41323030

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	182.500	182.500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	182.500	182.500	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47

cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI NEDERLAND BV
eventuale sigla sociale	
forma giuridica	BV
data di costituzione	17/08/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale POSTBUS 32063 LEIDEN 2303 DB via KENAUWEG 25, 2331BA

cap 00000 sigla provincia EE stato PAESI BASSI telefono 0031 71 5320909

rapporto di controllo con il soggetto dichiarante	A	B	C	D	E
	X				

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	500	500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	500	500	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI CANADA INC
eventuale sigla sociale	
forma giuridica	INC
data di costituzione	26/07/1995
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale MISSISSAUGA, ONTARIO L4W3Y4 via 1040 RONSA COURT
cap 00000 sigla provincia EE stato CANADA telefono 001 905 2381495

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1	1	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1	1	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) *Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B*
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO   via VIA L. SEITZ, 47
cap 31100   sigla provincia TV   stato ITALIA   telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	E-SERVICES SRL
eventuale sigla sociale	
forma giuridica	SRL
data di costituzione	17/11/1999
codice fiscale	03486540267
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale TREVISO   via VIA LODOVICO SEITZ, 47
cap 31100   sigla provincia TV   stato ITALIA   telefono 0422 410022

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	25.500	25.500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	25.500	25.500	0	0
In % capitale corrispondente	51,000	51,000	0,000	0,000

N. fogli Allegato A 0   N. fogli Allegato B 0   N. fogli Allegato C 0   N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI DEUTSCHLAND GMBH
eventuale sigla sociale	
forma giuridica	GMBH
data di costituzione	29/03/1995
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale SELIGENSTADT via AM REITPFAD, 20
cap 63500 sigla provincia EE stato GERMANIA telefono 0049 61 8292060

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	2.100	2.100	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	2.100	2.100	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	CLIMRE' SA
eventuale sigla sociale	
forma giuridica	SA
data di costituzione	27/12/1995
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale SENNINGERBERG via 6B, ROUTE DE TREVES
cap 2633 sigla provincia EE stato LUSSEMBURGO telefono 00352 3468661

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	2.000	2.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	2.000	2.000	0	0
In % capitale corrispondente	4,000	4,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	OMAS SRL
eventuale sigla sociale	
forma giuridica	SRL
data di costituzione	30/05/1980
codice fiscale	00671060358
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	RE

comune sede legale GUALTIERI via VIA STATALE 63 110
cap 42044 sigla provincia RE stato ITALIA telefono 0522 833024

rapporto di controllo con il soggetto dichiarante	A	B X	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	280.000	280.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	280.000	280.000	0	0
In % capitale corrispondente	40,000	40,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	EFFEGICI SRL
eventuale sigla sociale	
forma giuridica	SRL
data di costituzione	01/12/1980
codice fiscale	01164440263
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale GORGO AL MONTICANO via VIA MARIGONDA, 40/42
cap 31040 sigla provincia TV stato ITALIA telefono 0422 742062

rapporto di controllo con il soggetto dichiarante	A	B	C	D	E X

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	117.500	117.500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	117.500	117.500	0	0
In % capitale corrispondente	25,000	25,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	EMER SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	16/01/1957
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	MI

comune sede legale MONZA via VIA VELLEIA, 2/4
cap 20052 sigla provincia MI stato ITALIA telefono 039 2027658

rapporto di controllo con il soggetto dichiarante	A	B X	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

TITOLO POSSESSO	TOTALE		DI CUI SENZA VOTO (1)	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	400.000	400.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	400.000	400.000	0	0
In % capitale corrispondente	40,000	40,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 1 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

Allegato B

Fiduciaria o interposta persona titolare delle azioni o quote

QUADRO 3.2

SOCIETA' FIDUCIARIA O INTERPOSTA PERSONA

ragione sociale COMITALIA COMPAGNIA FIDUCIARIA SPA
sigla sociale
forma giuridica SPA
data di costituzione 15/10/1981
codice fiscale 03953900010
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA MI

comune sede legale MILANO via CORSO G. GARIBALDI, 49
cap 20121 sigla provincia MI stato ITALIA telefono 02 72001625

	TOTALE		DI CUI SENZA VOTO	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Totale	400.000	400.000	0	0
in % capitale corrispondente	40,000	40,000	0,000	0,000

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE' LONGHI CAPITAL SERVICES SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	05/10/2001
codice fiscale	03281930960
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ N. 47
cap sigla provincia TV stato ITALIA telefono 0422 4131

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1.000	1.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1.000	1.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 1 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE' LONGHI ELECTRODOMESTICOS ESPANA SL
eventuale sigla sociale	
forma giuridica	SL
data di costituzione	27/03/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale BARCELLONA via AVINGUDA PORTS D'EUROPA, 100
cap 08040 sigla provincia EE stato SPAGNA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	510.000	510.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	510.000	510.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DE'LONGHI SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	29/12/1992
codice fiscale	11570840154
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	CLIMAVENETA SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	18/05/2001
codice fiscale	02603430139
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	10.000.000	10.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	10.000.000	10.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 1 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

Allegato B

Fiduciaria o interposta persona titolare delle azioni o quote

QUADRO 3.2

SOCIETA' FIDUCIARIA O INTERPOSTA PERSONA

ragione sociale	COMFID COMPAGNIA FIDUCAIRIA SRL
sigla sociale	COMFID SRL
forma giuridica	SPA
data di costituzione	19/06/1998
codice fiscale	12515100159
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	MI

comune sede legale MILANO via CORSO G. GARIBALDI, 49
cap 20121 sigla provincia MI stato ITALIA telefono 02 72001625

	TOTALE		DI CUI SENZA VOTO	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Totale	4.000.000	4.000.000	0	0
in % capitale corrispondente	40,000	40,000	0,000	0,000

SOCIETA' FIDUCIARIA O INTERPOSTA PERSONA

ragione sociale	COMITALIA COMPAGNIA FIDUCIARIA SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	15/10/1981
codice fiscale	03953900010
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	MI

comune sede legale MILANO via CORSO G. GARIBALDI, 49
cap 20121 sigla provincia MI stato ITALIA telefono 02 72001625

	TOTALE		DI CUI SENZA VOTO	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Totale	6.000.000	6.000.000	0	0
in % capitale corrispondente	60,000	60,000	0,000	0,000

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale DE'LONGHI SPA
sigla sociale
forma giuridica SPA
data di costituzione 29/12/1992
codice fiscale 11570840154
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA TV

comune sede legale TREVISO via VIA L. SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale DE' LONGHI FINANCE SA
eventuale sigla sociale
forma giuridica SA
data di costituzione 22/08/2003
codice fiscale
numero iscrizione CCIAA
sigla iscrizione iscrizione CCIAA EE

comune sede legale LUXEMBOURG via 11, RUE BEAUMONT
cap sigla provincia EE stato LUSSEMBURGO telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	586.229	586.229	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	586.229	586.229	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DL RADIATORS SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DE'LONGHI CLIMA POLSKA SP.ZO.O
eventuale sigla sociale	
forma giuridica	SPZOO
data di costituzione	23/04/1999
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale VARSAVIA via VIA DZIERZONIOWSKA, 4
cap 01985 sigla provincia EE stato POLONIA telefono 0048 22 5699510

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

TITOLO POSSESSO	TOTALE: Numero Azioni o Quote Votanti	TOTALE: Numero Azioni o Quote Ordinarie	DI CUI SENZA VOTO (1): Numero Azioni o Quote Votanti	DI CUI SENZA VOTO (1): Numero Azioni o Quote Ordinarie
Proprieta' (2)	1.194	1.194	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1.194	1.194	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DL RADIATORS SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	SILE CORPI SCALDANTI SRL
eventuale sigla sociale	
forma giuridica	SRL
data di costituzione	13/10/1973
codice fiscale	00294030267
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	VE

comune sede legale FOSSALTA DI PIAVE via VIA DELLE INDUSTRIE, 2
cap 30020 sigla provincia VE stato ITALIA telefono 0421 67187

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	15.000	15.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	15.000	15.000	0	0
In % capitale corrispondente	8,334	8,334	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DL RADIATORS SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale TREVISO via VIA LODOVICO SEITZ, 47
cap 31100 sigla provincia TV stato ITALIA telefono 0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	DL RADIATORS FRANCE SARL
eventuale sigla sociale	
forma giuridica	SARL
data di costituzione	24/12/2002
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale PARIS via 57 RUE BOISSIERE
cap 75116 sigla provincia EE stato FRANCIA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1.500	1.500	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1.500	1.500	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DL RADIATORS SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	28/11/1979
codice fiscale	00730970266
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	TV

comune sede legale	TREVISO				via	VIA LODOVICO SEITZ, 47	
cap	31100	sigla provincia	TV	stato	ITALIA	telefono	0422 4131

QUADRO 2.2
PARTECIPATA

ragione sociale	VES HEITZTECHNIK VERTRIEB GMBH
eventuale sigla sociale	
forma giuridica	GMBH
data di costituzione	01/01/1998
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	NORIMBERGA				via	CONTRADTYSTRASSE 27	
cap	90441	sigla provincia	EE	stato	GERMANIA	telefono	0911 9457190

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	26.000	26.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	26.000	26.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 1 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) *Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B*
(3) Riempire allegato C
(4) *Riempire allegato D*

Allegato B

Fiduciaria o interposta persona titolare delle azioni o quote

QUADRO 3.2

SOCIETA' FIDUCIARIA O INTERPOSTA PERSONA

ragione sociale	COMFID COMPAGNIA FIDUCAIRIA SRL
sigla sociale	COMFID SRL
forma giuridica	SPA
data di costituzione	19/06/1998
codice fiscale	12515100159
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	MI

comune sede legale MILANO via CORSO G. GARIBALDI, 49
cap 20121 sigla provincia MI stato ITALIA telefono 02 72001625

	TOTALE		DI CUI SENZA VOTO	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Totale	1.300	1.300	0	0
in % capitale corrispondente	5,000	5,000	0,000	0,000

SOCIETA' FIDUCIARIA O INTERPOSTA PERSONA

ragione sociale	COMITALIA COMPAGNIA FIDUCIARIA SPA
sigla sociale	
forma giuridica	SPA
data di costituzione	15/10/1981
codice fiscale	03953900010
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	MI

comune sede legale MILANO via CORSO G. GARIBALDI, 49
cap 20121 sigla provincia MI stato ITALIA telefono 02 72001625

	TOTALE		DI CUI SENZA VOTO	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Totale	24.700	24.700	0	0
in % capitale corrispondente	95,000	95,000	0,000	0,000

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	DL TRADING LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	30/05/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale CHEUNG SHA WAN KOWLOON - HONG KONG via 16TH FL. TINS ENTERPRISES CENTRE 777 LAI CHI KOK
cap sigla provincia EE stato HONG KONG telefono 00852 34120000

QUADRO 2.2
PARTECIPATA

ragione sociale	TRICOM INDUSTRIAL CO. LTD
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	20/05/1980
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale CHEUNG SHA WAN KOWLOON - HONG KONG via 16TH FLOOR T.E. CENTRE 777 - LAI CHI KOK ROAD
cap 00000 sigla provincia EE stato HONG KONG telefono 00852 23702020

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	4.500.000	4.500.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	4.500.000	4.500.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD APPLIANCES PLC
sigla sociale	
forma giuridica	PLC
data di costituzione	19/04/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD MARKS LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	03/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT, PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	2	2	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	2	2	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD APPLIANCES PLC
sigla sociale	
forma giuridica	PLC
data di costituzione	19/04/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD INTERNATIONAL LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	20.000.000	20.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	20.000.000	20.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD APPLIANCES PLC
sigla sociale	
forma giuridica	PLC
data di costituzione	19/04/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH

cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	03/12/1986
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH

cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	5.050.000	5.050.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	5.050.000	5.050.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD APPLIANCES SINGAPORE PTE LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	09/02/1990
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale SINGAPORE via 73 UPPER PAYA LEBAR ROAD 03-01
cap sigla provincia EE stato SINGAPORE telefono 0065 7490989

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES (MALAYSIA) SDN BHD
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	04/06/1992
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale PETALING JAYA via SUITE 1-2 DELTEQ TECHNOPLEC 2° JIN 51A/243
cap 46100 sigla provincia EE stato MALAYSIA telefono 0060 378 730724

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	3	3	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	3	3	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES INC (NON ATTIVA)
eventuale sigla sociale	
forma giuridica	INC
data di costituzione	08/03/1978
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	25	25	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	25	25	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale: KENWOOD INTERNATIONAL LIMITED
sigla sociale:
forma giuridica: LTD
data di costituzione: 14/11/1989
codice fiscale:
numero iscrizione CCIAA:
sigla provincia iscrizione CCIAA:

comune sede legale: HAMPSHIRE — via: NEW LANE HAVANT PO9 2NH
cap: 00000 — sigla provincia: EE — stato: GRAN BRETAGNA E IRLANDA DEL NORD — telefono: 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale: KENWOOD MANUFACTURING GMBH
eventuale sigla sociale:
forma giuridica: GMBH
data di costituzione: 02/04/1968
codice fiscale:
numero iscrizione CCIAA:
sigla iscrizione iscrizione CCIAA:

comune sede legale: WR NEUDORF — via: INDUSTRRIEZENTRUM NO-SUD STRASSE 2°
cap: 2355 — sigla provincia: EE — stato: AUSTRIA — telefono: 0043 22366450000

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1	1	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1	1	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 — N. fogli Allegato B 0 — N. fogli Allegato C 0 — N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD HOME APPLIANCES PTY LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	16/02/1988
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale BLUMBERG STREET via INDUSTRIA WEST, 28
cap 00000 sigla provincia EE stato SUDAFRICANA REPUBBLICA telefono 0027 11 4740153

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

TITOLO POSSESSO	TOTALE		DI CUI SENZA VOTO (1)	
	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	4.000.000	4.000.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	4.000.000	4.000.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	HAMPSHIRE			via	NEW LANE HAVANT PO9 2NH		
cap	00000	sigla provincia	EE	stato	GRAN BRETAGNA E IRLANDA DEL NORD	telefono	0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES (AUSTRALIA) PTY LTD (NON ATTIVA)
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	31/07/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	SYDNEY			via	135 KING STREET LEVEL 24		
cap	00000	sigla provincia	EE	stato	AUSTRALIA	telefono	

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	15.000	15.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	15.000	15.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES IRELAND LIMITED (NON ATTIVA)
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	25/10/1988
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale DUBLIN 18 via KENWOOD HOUSE, 5 SANDYFORD OFFICE PARK
cap 00000 sigla provincia EE stato IRLANDA=EIRE telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	100.000	100.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	100.000	100.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES LIMITED (IN LIQUIDAZIONE)
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	30/05/1989
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale AUCKLAND via C/O JEFF MELZER AND ASSOCIATES PO BOX 6302
cap 00000 sigla provincia EE stato NUOVA ZELANDA telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	501.325	501.325	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	501.325	501.325	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale HAMPSHIRE via NEW LANE HAVANT PO9 2NH
cap 00000 sigla provincia EE stato GRAN BRETAGNA E IRLANDA DEL NORD telefono 0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	ARIETE SPA
eventuale sigla sociale	
forma giuridica	SPA
data di costituzione	13/12/1996
codice fiscale	11205000158
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	PO

comune sede legale MACROLOTTO via VIA TOSCANA, 57 A/B
cap 59100 sigla provincia PO stato ITALIA telefono 0574 5281

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1.600.000	1.600.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1.600.000	1.600.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	KENWOOD INTERNATIONAL LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	14/11/1989
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	

comune sede legale	HAMPSHIRE			via	NEW LANE HAVANT PO9 2NH		
cap	00000	sigla provincia	EE	stato	GRAN BRETAGNA E IRLANDA DEL NORD	telefono	0044 23 92476000

QUADRO 2.2
PARTECIPATA

ragione sociale	KENWOOD APPLIANCES SINGAPORE PTE LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	09/02/1990
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	

comune sede legale	SINGAPORE			via	73 UPPER PAYA LEBAR ROAD 03-01		
cap		sigla provincia	EE	stato	SINGAPORE	telefono	0065 7490989

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	500.000	500.000	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	500.000	500.000	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

QUADRO 2.1
PARTECIPANTE

ragione sociale	PROMISED SUCCESS LIMITED
sigla sociale	
forma giuridica	LTD
data di costituzione	29/09/2003
codice fiscale	
numero iscrizione CCIAA	
sigla provincia iscrizione CCIAA	EE

comune sede legale	KOWLOON, HONG KONG			via	16/F TINS ENTERPRISES CENTRE 777, LAI CHI KOK ROAD
cap	sigla provincia	EE	stato	HONG KONG	telefono

QUADRO 2.2
PARTECIPATA

ragione sociale	ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LIMITED
eventuale sigla sociale	
forma giuridica	LTD
data di costituzione	03/12/2003
codice fiscale	
numero iscrizione CCIAA	
sigla iscrizione iscrizione CCIAA	EE

comune sede legale	ZHONGSHAN CITY			via	DONGSHENG TOWN, CENTRAL ROAD
cap	sigla provincia	EE	stato	CINA REPUBBLICA POPOLARE	telefono

rapporto di controllo con il soggetto dichiarante	A X	B	C	D	E

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO (1)	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprieta' (2)	1	1	0	0
Riportato o Prestatore	0	0	0	0
Riportatore o Prestatario	0	0	0	0
Intestazione per conto terzi (3)	0	0	0	0
Gestione di fondi comuni	0	0	0	0
Pegno (4)	0	0		
Usufrutto (4)	0	0		
Deposito (4)	0	0		
Diritto di voto per vincoli contrattuali (4)	0	0		
Totale	1	1	0	0
In % capitale corrispondente	100,000	100,000	0,000	0,000

N. fogli Allegato A 0 N. fogli Allegato B 0 N. fogli Allegato C 0 N. fogli Allegato D 0

(1) Riempire allegato A
(2) Se le azioni sono possedute almeno in parte per il tramite di una societa' fiduciaria, riempire allegato B
(3) Riempire allegato C
(4) Riempire allegato D

DēLonghi
Living innovation

Spett.le Consob
Via G.B. Martini, 3
00198 Roma

Raccomandata A.R.

Treviso, 29 aprile 2004

Oggetto: scheda riepilogativa dell'attività di controllo

In ottemperanza alla comunicazione n. DEM/3021582 del 04.04.2003, con la presente, per conto del Presidente del Collegio Sindacale di De'Longhi S.p.A., dr. Gianluca Ponzellini, invio il dischetto e il documento cartaceo relativo alla scheda riepilogativa dell'attività di controllo.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel.: 0039 0422 413280
Fax : 0039 0422 413394
E.mail: arianna.maronese@delonghi.it

#NSOB - SCHEDA RIEPILOGATIVA DELL'ATTIVITA' DI CONTROLLO v. 1.1

ATI GENERALI

ninazione della società .... DèLonghi S.p.A.
e Fiscale della società.. 11570840154
di chiusura del bilancio (gg/mm/aaaa) 31/12/2003
zo Referente .... Arianna Maronese-via Ludovico Seitz, 47 31100 Treviso
no Referente 0422413280
I Referente .... arianna.maronese@delonghi.it
ri effettivi del collegio sindacale ....
iente .... Gianluca Ponzellini
lice Fiscale PNZGLC47B07L628T
to dalle minoranze .... No
nero di incarichi ricoperti in società del gruppo.. 1
nero di incarichi ricoperti in società quotate.. 3
nero di incarichi ricoperti in altre società 37
ro .... Massimo Lanfranchi
lice Fiscale LNFMSM51D10L736F
to dalle minoranze .... No
nero di incarichi ricoperti in società del gruppo.. 1
nero di incarichi ricoperti in società quotate.. 1
nero di incarichi ricoperti in altre società 10
ro .... Giancarlo Malerba
lice Fiscale MLRGCR61E12H708J
to dalle minoranze .... No
nero di incarichi ricoperti in società del gruppo.. 1
nero di incarichi ricoperti in società quotate.. 1
nero di incarichi ricoperti in altre società 9
ro.. Emilio Ettore Gnech
lice Fiscale GNCMTT62C14F205D
to dalle minoranze .... No
nero di incarichi ricoperti in società del gruppo.. 0
nero di incarichi ricoperti in società quotate.. 2
nero di incarichi ricoperti in altre società 12
ro .... Francesco Nobili
lice Fiscale NBLFNC62R29F205T
to dalle minoranze .... No
nero di incarichi ricoperti in società del gruppo.. 0
nero di incarichi ricoperti in società quotate.. 1
nero di incarichi ricoperti in altre società 20
ro massimo di incarichi previsti dallo statuto 5
inizio incarico (gg/mm/aaaa) 18/04/2001

cietà ha effettuato operazioni atipiche o inusuali con:

1.a) società infragruppo....No

1.b) parti correlate....No

1.c) terzi....No

1.d) Sono state effettuate altre operazioni rilevanti sotto il profilo economico, finanziario e ioniale?.... Si

state effettuate altre operazioni infragruppo e con parti correlate aventi natura ordinaria o ricorrente

Sono di natura commerciale?....Si

Sono di natura finanziaria?....Si

1.e) Il collegio sindacale ha valutato positivamente la rispondenza all'interesse sociale per tutte le ioni esaminate?.... Si

2.a) L'informativa resa dagli amministratori nella relazione sulla gestione rispetto a quanto previsto comunicazioni Consob in materia di controlli societari risulta:.... Adeguata

icolare gli amministratori hanno esplicitato l'interesse della società al compimento delle operazioni?....Si

stati esaminati i rilievi ed i richiami d'informativa contenuti nelle relazioni dei revisori ai bilanci cizio e consolidato?.... Si

a valutata la proposta di distribuzione dei dividendi?....Si

3.a) Sono state ricevute denuncie ex art. 2408 c.c.?....No

3.b) Sono state intraprese iniziative in merito alle denuncie ricevute?.... N/A

1.a) Sono stati ricevuti esposti?....No

1.b) Sono state intraprese iniziative in merito agli esposti ricevuti?....N/A

5.a) Sono stati esaminati gli eventuali ulteriori incarichi conferiti alla società di revisione e valutati i costi?....N/A

6.a) Sono stati esaminati gli eventuali incarichi conferiti a soggetti legati alla società incaricata della ie da rapporti continuativi e valutati i relativi costi? (cfr. Com. Consob 3558 - 18.4.96)....Si

tenute periodiche riunioni con i revisori in virtù di quanto previsto dall'art. 150 del TUF?.... Si

7.a) Nel corso delle riunioni di cui al punto precedente sono emersi aspetti rilevanti per i quali si è cessario procedere a specifici approfondimenti?.... No

a ritenuta adeguata la struttura amministrativa della società ai fini del rispetto dei principi di amministrazione?.... Si

3.a) Sono state individuate eventuali azioni correttive intraprese o da intraprendere per migliorare la a amministrativa della società?....Si

tate ritenute adeguate le disposizioni impartite dalla società alle società controllate ai sensi dell' c. 2 del TUF?....Si

.b) Sono state individuate eventuali azioni correttive intraprese o da intraprendere per migliorare le ioni impartite dalla società alle società controllate?....Si

ritenuta adeguata la struttura organizzativa per gli aspetti di competenza del collegio?.... Si

.c) Sono state individuate eventuali azioni correttive intraprese o da intraprendere per migliorare la a organizzativa per gli aspetti di competenza del collegio?....Si

ritenuto adeguato il sistema di controllo interno, in particolare sull'attività svolta dai preposti al interno?....Si

.d) Sono state individuate eventuali azioni correttive intraprese o da intraprendere per migliorare il di controllo interno?....Si

ritenuto adeguato il sistema amministrativo-contabile e la affidabilità di questo a rappresentare nente i fatti di gestione?.... Si

.e) Sono state individuate eventuali azioni correttive intraprese o da intraprendere per migliorare il amministrativo-contabile e la affidabilità di questo a rappresentare correttamente i fatti di ?....Si

ate svolte eventuali altre valutazioni, osservazioni e commenti che si ritiene opportuno riferire iblea?....No

f) Sono stati rilevati omissioni, fatti censurabili o irregolarità nel corso dell'attività di vigilanza?.... No

necessario presentare all'assemblea le proposte così come previsto dall'art. 153, c.2, del D.Lgs. .... Si

ocietà ha aderito al Codice di autodisciplina predisposto dal Comitato per la Corporate Governance società quotate?..Si

ːto istituito il comitato per il controllo interno?..Si

ːte riunioni sono state svolte dal comitato per il controllo interno nel corso dell'anno?..3

individuati i preposti al controllo interno?..Si

ıorti tra Comitato e i preposti al controllo interno sono tenuti periodicamente?..Si

ːto istituito il comitato per le proposte di nomina?..No

te riunioni sono state svolte dal comitato nel corso dell'anno?..0

ːto istituito il comitato per la remunerazione?..Si

te riunioni sono state svolte dal comitato nel corso dell'anno?..2

ə vigila sul generale andamento della gestione, con particolare attenzione alle situazioni di conflitto di ssi, tenendo in considerazione, in particolare, le informazioni ricevute dal comitato esecutivo, dagli nistratori delegati e dal comitato per il controllo interno, nonché confrontando periodicamente i ːtí conseguiti con quelli programmati?..Si

dA esamina e approva le operazioni aventi un significativo rilievo economico, patrimoniale e ·iario, con particolare riferimento alle operazioni con parti correlate?..Si

9.a) Nel CdA sono presenti amministratori indipendenti?..Si

legio ritiene che il numero di amministratori indipendenti sia adeguato rispetto alla composizione del ....Si

nitato esecutivo e/o gli amministratori delegati rendono periodicamente conto al Cda delle attività nell'esercizio delle deleghe?..Si

ərgani delegati forniscono adeguata informativa sulle operazioni atipiche, inusuali, o con parti əte, il cui esame o la cui approvazione non siano riservati al CdA?..Si

daci sono state fornite le medesime informazioni rese agli amministratori?..Si

: 10.a) Le considerazioni sulle operazioni di maggior rilievo economico, finanziario e patrimoniale ıuate dalla società e sulla loro conformità alla legge o all'atto costitutivo e che tali operazioni non › manifestamente imprudenti o azzardate, in potenziale conflitto di interessi, in contrasto con le ɔre assunte dall'assemblea o tali da compromettere l'integrità del patrimonio aziendale? .... Si

: 10.b) L'indicazione sulla presenza ovvero l'assenza delle operazioni indicate al par. 2 p. 2 della ınicazione Consob n. 1025564 del 6 aprile 2001? .... Si

: 10.c) Le informazioni richieste al par. 2 p.2.1 della Comunicazione Consob n. 1025564 del 6 aprile , per le operazioni di cui al par. 2 p. 2 con parti correlate ovvero significative? .... Si

: 10.d) Le informazioni richieste al par. 2 p.2.2 della Comunicazione Consob n. 1025564 del 6 aprile , per le altre operazioni di cui al par. 2 p. 2? .... Si

: 10.e) Le informazioni richieste al par. 2 p.2.3 della Comunicazione Consob n. 1025564 del 6 aprile , per le operazioni di cui al par. 2 p. 2 aventi natura ordinaria? .... Si

10.f) La valutazione circa l'adeguatezza delle informazioni rese dagli amministratori nella relazione gestione sulle operazioni atipiche e/o inusuali, così come indicato nelle Comunicazioni Consob in ia di controlli societari? .... Si

10.g) La valutazione circa l'adeguatezza delle informazioni rese dagli amministratori nella relazione gestione sulle operazioni infragruppo e con parti correlate? .... Si

10.h) Le osservazioni e le proposte sui rilievi ed i richiami d'informativa contenuti nelle relazioni società di revisione ai bilanci d'esercizio e consolidato? .... Si

10.i) Le osservazioni sulla proposta di distribuzione dei dividendi? .... Si

10.j) Le indicazioni sulla presenza ovvero sull'assenza di denuncie ex art. 2408 c.c., sulle eventuali ive intraprese e sui relativi esiti? .... Si

10.k) Le indicazioni sulla presenza ovvero l'assenza di esposti pervenuti, sulle eventuali iniziative rese e sui relativi esiti? .... Si

10.l) Le indicazioni sulla presenza ovvero l'assenza di ulteriori incarichi conferiti alla società di ›ne ed i relativi costi? .... Si

10.m) Le indicazioni sulla presenza ovvero l'assenza di incarichi conferiti a soggetti legati alla à incaricata della revisione da rapporti continuativi ed i relativi costi? .... Si

10.n) L'indicazione sull'esistenza di pareri rilasciati ai sensi di legge nel corso dell'esercizio? .... Si

10.o) L'indicazione sulla frequenza e numero delle riunioni del CdA, del Comitato Esecutivo e del io Sindacale? .... Si

10.p) Le osservazioni sul rispetto dei principi di corretta amministrazione e l'evidenziazione delle ›ali azioni correttive intraprese e di quelle ancora da adottare? .... Si

10.q) Le osservazioni sull'adeguatezza della struttura organizzativa per gli aspetti di competenza llegio e l'evidenziazione delle eventuali azioni correttive intraprese e di quelle ancora da adottare? .... Si

10.r) Le osservazioni sull'adeguatezza del sistema di controllo interno, in particolare sull'attività dai preposti al controllo interno e l'evidenziazione delle eventuali azioni correttive intraprese e di ancora da adottare? .... Si

10.t) Le osservazioni sull'adeguatezza del sistema amministrativo-contabile e sulla affidabilità di › a rappresentare correttamente i fatti di gestione e l'evidenziazione delle eventuali azioni correttive ese e di quelle ancora da adottare? .... Si

10.u) Le osservazioni sull'adeguatezza delle disposizioni impartite dalla società alle società llate ai sensi dell art. 114 c. 2 del TUF e l'evidenziazione delle eventuali azioni correttive intraprese ›elle ancora da adottare? .... Si

10.v) Gli eventuali aspetti rilevanti emersi nel corso delle riunioni tenutesi con i revisori in virtù di › previsto dall'art. 150 del TUF? .... Si

10.w) L'indicazione sull'adesione al codice di autodisciplina del Comitato per la Corporate ıance delle società quotate? .... Si

10.x) Le valutazioni conclusive in ordine all'attività di vigilanza nonché sulle eventuali omissioni, ɔnsurabili o irregolarità rilevate nel corso della stessa? .... Si

azione di eventuali proposte all'assemblea così come previsto dall'art. 153, c.2, del D.Lgs. 58/98? .... Si

DēLonghi
Living innovation

Spett.le CONSOB
Divisione emittenti
Via G. B. Martini, 3
00198 Roma

raccomandata anticipata via fax n. 06 8477519

c.a. sig.ra Amadio/dr.ssa Rallo/dr.ssa Meloni

Treviso, 3 maggio 2004

Oggetto: comunicazione ai sensi dell'art. 100 del Regolamento 11971/99 e successive modificazioni ed integrazioni

De'Longhi S.p.A., in qualità di emittente strumenti finanziari diffusi, ai sensi dell'art. 100 del Regolamento 11971/99 e successive modificazioni ed integrazioni, comunica quanto segue:

- **COMPOSIZIONE DEL CONSIGLIO DI AMMINISTRAZIONE**

CARICA	NOMINATIVO	DATI ANAGRAFICI	DATA DI ACCETTAZIONE	DURATA DELLA CARICA	CESSAZIONE DELLA CARICA
Presidente	Giuseppe De'Longhi	Nato a Treviso il 24.04.1939	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Vice Presidente con deleghe	Fabio De'Longhi	Nato a Treviso il 24.09.1967	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere Delegato	Stefano Beraldo	Nato a Venezia il 23.03.1957	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Giorgio Sandri	Nato a Udine il 19.06.1944	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Carlo Garavaglia	Nato a Legnano (MI) il 15.05.1943	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Silvio Sartori	Nato a Belluno l'11.09.1941	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Renato Corrada	Nato a Milano il 23.07.1949	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Giovanni Tamburi	Nato a Roma il 21.04.1954	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Alberto Clò	Nato a Bologna il 26.01.1947	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006

DēLonghi

Living innovation

- **COMPOSIZIONE DEL COLLEGIO SINDACALE**

CARICA	NOMINATIVO	DATI ANAGRAFICI	DATA DI ACCETTAZIONE	DURATA DELLA CARICA	CESSAZIONE DELLA CARICA
Presidente	Gianluca Ponzellini	Nato a Varese il 07.02.1947	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco effettivo	Massimo Lanfranchi	Nato a Venezia il 10.04.1951	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco effettivo	Giuliano Saccardi	Nato a Treviso il 29.06.1942	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco supplente	Alberto Lanfranchi	Nato a Bergamo il 30.03.1941	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco supplente	Roberto Cortellazzo-Wiel	Nato a Venezia il 27.05.1958	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006

Si comunica infine che (i) né l'assemblea dei soci né il Consiglio di Amministrazione hanno proceduto a nominare il Comitato Esecutivo e (ii) la carica di Direttore Generale dal 21 luglio 2000 è rivestita da Stefano Beraldo, nato a Mestre (VE), il 23.03.1957.

Con i migliori saluti.

L'amministratore Delegato
Stefano Beraldo

DēLonghi

Spett.le CONSOB
Via della Posta, 8/10
20123 Milano

fax 02 72420353

c.a. dr.ssa Anchino

Treviso, 4 maggio 2004

Oggetto: Avviso deposito bilancio e pagamento dividendo

Gent.le dr.ssa Anchino,

scusandomi per il ritardo, invio l'avviso pubblicato il giorno 29 aprile u.s. sui quotidiani "Milano Finanza" e "Finanza e Mercati", relativo all'avviso di deposito del bilancio al 31 dicembre 2003 approvato dall'Assemblea degli azionisti del 28 aprile 2004 e il pagamento del dividendo per l'esercizio 2003.

Per comodità di lettura, allego anche il testo dell'avviso.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel. 0039 0422 413280
Fax 0039 0422 413394
arianna.maronese@delonghi.it

All.: 2 pagg.

MILANO FINANZA 29.04.04

…parate in Euro

"AZURITALIA"
… 2004

al 31.03.04	Comp. %
352.468.571	57,81%
214.101.465	60,05%
181.482.001	28,10%
33.427.734	9,37%
287.431	0,09%
8.447.222	2,35%
8.447.222	2,37%
…112.038	100,00%
…447.208	

"AZURITALIA II"
… 2004

al 31.03.04	Comp. %
103.400.781	77,17%
71.166.336	64,40%
25.790.804	19,42%
900.216	0,74%
2.978.400	2,77%
30.680.171	22,87%
450.008	0,34%
12.620.875	7,61%
16.999.406	12,92%
16.999.406	12,92%
131.494.982	100,00%
131.364.683	

…/2003 e
…12/2003

…e 2003, le relazioni e
…nali il 28 Aprile 2004,
… la sede sociale non-
…consegnati a chiunque
…nel sito internet della

…mità alla deliberazione
…partire dal prossimo 20
… 2004), sarà posto in
… nella misura di Euro
…ute di legge. La distri-
…agli azionisti di un cre-

DèLonghi

Ariete — KENWOOD — SIMAC

Bilancio d'esercizio e Bilancio consolidato al 31 dicembre 2003

Ai sensi dell'art. 82 della Delibera Consob n. 11971/1999 e successive modifiche e integrazioni, si rende noto che il bilancio d'esercizio al 31/12/2003 approvato dall'Assemblea degli azionisti del 28 aprile 2004, corredato della documentazione prevista dalle vigenti disposizioni, ed il bilancio consolidato al 31/12/2003, sono a disposizione del pubblico presso la sede sociale e la Borsa Italiana S.p.A. Il verbale dell'Assemblea sarà invece messo a disposizione del pubblico, con le stesse modalità, entro i termini previsti dalla normativa vigente.
Copia della documentazione sarà pubblicata sul sito internet www.delonghi.com

Pagamento del dividendo per l'esercizio 2003

L'Assemblea ordinaria degli azionisti ha altresì approvato la distribuzione agli azionisti di un dividendo pari a

Euro 0,06

per ciascuna azione in circolazione, che verrà posto in pagamento a decorrere dal 6 maggio 2004 presso tutti gli intermediari autorizzati aderenti al sistema di gestione accentrata Monte Titoli S.p.A. Lo stacco della cedola n. 3 verrà operato il 3 maggio 2004, data a partire dalla quale le azioni saranno negoziate ex dividendo.

La distribuzione di dividendi è soggetta a tassazione in capo al percettore, secondo le norme del Testo Unico delle Imposte sui Redditi (D.P.R. n. 917/1986), così come modificato dal D.Lgs. n. 344/2003.

Per il Consiglio di Amministrazione
Il Presidente
dr. Giuseppe De'Longhi

De'Longhi S.p.A.
Via Lodovico Seitz, 47 - 31100 Treviso - capitale sociale [illegible]
[illegible]

CASSA DI RISPARMIO PISTOIA E PESCIA SPA

Sede legale: Pistoia, via Roma n. 3 - Capitale sociale € 117.190.300,00 int. vers.
Iscritta nel Registro delle Imprese di Pistoia al n. 00792200474 (già 14283)
Codice Fiscale e Partita IVA: 00792200474
Iscritta al n. 5129 dell'Albo delle Aziende di credito
Appartenente al Gruppo Banca CR Firenze

COMUNICATO

ai sensi del Regolamento di attuazione del Decreto legislativo 24 febbraio 1998 n. 58 concernente la disciplina degli emittenti

L'Assemblea ordinaria della Cassa di Risparmio di Pistoia e Pescia spa, in data 19 aprile 2004, ha approvato il bilancio al 31.12.2003 registrando un utile netto di € 17.115.492,01, in linea con quello conseguito nell'esercizio precedente.

Il risultato così conseguito esprime un ROE pari all'8,27%.

Tenendo conto dell'utile netto conseguito, l'Assemblea ha deliberato di assegnare a ciascuna azione di risparmio un dividendo di € 0,0585 (pari all'11,25% del valore nominale) ed a ciascuna azione ordinaria un dividendo di € 0,0481 (pari al 9,25% del valore nominale). I suddetti dividendi saranno posti in pagamento dal giorno 10 maggio 2004.

Per quanto concerne le masse intermediate si sono registrati risultati soddisfacenti. Gli impieghi, nella loro globalità ed al netto delle rettifiche, si sono attestati a 1.519 Mln/€ con un incremento del 10,50%. La raccolta diretta si è attestata a 1.748 Mln/€ con un incremento del 2,64% rispetto all'esercizio precedente, mentre la raccolta indiretta, nonostante il perdurare della situazione di crisi dei mercati mobiliari, si è posizionata a 2.047 Mln/€ registrando un più contenuto incremento (+5,10%).

La consistenza patrimoniale della Cassa di Risparmio di Pistoia e Pescia spa vede quindi un incremento del 2,80% del patrimonio netto che si attesta a € 206.507.806,95 contro i precedenti € 200.767.141,43 del 2002.

L'Assemblea ha preso inoltre visione della terza edizione del "Bilancio sociale" della Cassa. Nel 2003 il Valore Aggiunto prodotto dalla banca è stato di 86.724 milioni di Euro circa ed è stato distribuito ai diversi portatori di interessi interni ed esterni: per il 36,07% ai Dipendenti; per il 20,22% allo Stato ed enti locali e territoriali per il 12,98% ai Soci; per l'1,39% alla Collettività ed ambiente; per una quota pari al 9,34% al Sistema Impresa.

Pistoia, 19 aprile 2004

Cassa di Risparmio di Pistoia e Pescia spa
Il Presidente

STUDIO LEGALE E TRIBUTARIO
BISCOZZI NOBILI
ASSOCIAZIONE PROFESSIONALE

VIA CINO DEL DUCA 8 - 20122 MILANO
TEL. 02 76 36 931 R.A. - FAX 02 78 01 46
E-mail studiobiscozzi@alta.it

VIA MELLERIO 3 - 20123 MILANO
TEL. 02 76 36 93 00 R.A. - FAX 02 86 52 86
E-mail studionobili@alta.it

Dr. Com. Luigi Biscozzi *
Dr. Com. Carlo Garavaglia *
Dr. Com. Giorgio Silva *
Avv. Emilio Zecca *
Dr. Com. Aldo Bisioli
Avv. Eugenio Briguglio
Dr. Com. Oliviero Cimaz
Dr. Com. Enrico Colombo
Dr. Com. Massimo Foschi
Dr. Com. Luigi Garavaglia
Dr. Com. Emilio Gnech
Dr. Com. Giancarlo Malerba
Dr. Com. Francesco Nobili
Dr. Com. Marco Piazza
Dr. Com. Franco Pozzi
Avv. Gino Provenzali **

Dr. Com. Mario Bono
Dr. Nicola Bottino
Avv. Gabriella De Mattia
Dr. Com. Andrea Di Bartolomeo
Dr. Com. Fabio Fiorentino
Dr. Com. Marco Lanza
Dr. Com. Luca Nicodemi
Dr. Fabrizio Panella
Dr. Gabriele Schiavone
Dr. Com. Piera Tula

Avv. Prof. Raffaele Nobili *
Avv. Carlo Alberto Facchino **
Avv. Marco Baglioni
Avv. Paolo Bassilana
Avv. Daniele Giusto

Avv. Elena Cingolani
Avv. Giancarlo Cortese
Avv. Giampaolo Grasso
Avv. Barbara Silva
Dr. Giorgio Prinzivalli

RECEIVED
2004 JUL 19 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOB
-5 MAG. 200
ACCETTAZIONE

Milano, 5 maggio 2004

Spettabile
Consob
Ufficio Informazioni Mercati
Via della Posta, 8
20123 Milano

Oggetto: Assemblea degli azionisti di De' Longhi S.p.A. del 28 aprile 2004 – Deposito del verbale ai sensi: dell'art. 96, lett. a); dell'art. 92, co.1, lett. c); dell'art. 93 della Delibera Consob n. 11971/99.

In relazione all'Assemblea degli azionisti di De' Longhi S.p.A. tenutasi in data 28 aprile 2004, faccio seguito al deposito del bilancio d'esercizio e del bilancio consolidato al 31.12.2003 che, insieme con le relazioni degli amministratori, del collegio sindacale e della società di revisione, sono già stati depositati in data 29 aprile 2003, depositando in data odierna il verbale dell'assemblea – sia di parte ordinaria che di parte straordinaria – corredato degli inerenti allegati, in copia dal libro verbali assemblee della Società, con attestazione di conformità all'originale del Presidente Dr. Giuseppe De' Longhi.

Il presente deposito è effettuato anche ai sensi dell'art. 93 Regolamento Emittenti (deposito del verbale della deliberazione inerente l'autorizzazione all'acquisto ed alla disposizione delle azioni proprie entro 30 giorni dalla riunione assembleare), nonché ai sensi dell'art. 92, co. 1, lett. c) (deposito del verbale della deliberazione inerente le modifiche statutarie entro 30 giorni dalla riunione assembleare) e lett. d) (deposito dell'Atto costitutivo modificato entro

STUDIO LEGALE E TRIBUTARIO
BISCOZZI NOBILI

30 giorni dal deposito presso il Registro delle imprese) del Regolamento medesimo.

Copia della suddetta documentazione è depositata ed è a disposizione del pubblico presso la sede della Società in Via Ludovico Seitz, n. 47 – Treviso, e presso la Borsa Italiana S.p.A.

Restando a disposizione per qualsiasi ulteriore chiarimento, porgo i miei migliori saluti.

(Giampaolo Grasso)

Spett.le CONSOB
Divisione emittenti
Via G. B. Martini, 3
00198 Roma

c.a. dr.ssa Rallo
fax n. 06 8477519

Treviso, 6 maggio 2004

Oggetto: comunicazione ai sensi dell'art. 100 del Regolamento 11971/99 e successive modificazioni ed integrazioni - integrazione

Gent.le dr.ssa Rallo,

ad integrazione della ns. comunicazione del 3 maggio u.s., relativa al rinnovo della composizione del Consiglio di Amministrazione e del Collegio Sindacale di De'Longhi S.p.A. deliberata dall'assemblea degli azionisti in data 28 aprile 2004, Le comunico il codice fiscale del sindaco supplente dr. Roberto Cortellazzo-Wiel: CRTRRT58E27L736T.

Rimanendo a disposizione per ogni altra eventuale informazione, La saluto cordialmente.

Arianna Maronese
Affari societari

Tel.: 0039 0422 413280
Fax : 0039 0422 413394
E.mail: arianna.maronese@delonghi.it

STUDIO LEGALE E TRIBUTARIO

BISCOZZI NOBILI

ASSOCIAZIONE PROFESSIONALE

VIA MELLERIO 3 MILANO - ITALIA
TELEFONO 0039-02 76 36 93 00 TELEFAX 0039-02 86 52 86
E-MAIL
grasso@elta.it

FRONTESPIZIO/COVER SHEET

DA/FROM Giampaolo Grasso

A/TO Arianna Maronese

ATT.

FAX N. 0422.41.33.94

DATA/DATE 14 maggio 2004

Pagine trasmesse/Number of pages: 1+1
(compresa questa/including this page)
Operatore/Operator:

MESSAGGIO/MESSAGE

Ecco la lettera con l'attestazione di ricevuto deposito,

con i miei migliori saluti.

(Giampaolo Grasso)

STUDIO LEGALE E TRIBUTARIO

BISCOZZI NOBILI

ASSOCIAZIONE PROFESSIONALE

VIA CINO DEL DUCA 8 - 20122 MILANO
TEL. 02 76 36 931 R.A. - FAX 02 78 01 46
E-mail studiobiscozzi@slta.it

Dr. Com. Luigi Biscozzi *
Dr. Com. Carlo Garavaglia *
Dr. Com. Giorgio Silva *
Avv. Emilio Zecca *
Dr. Com. Aldo Bisioli
Avv. Eugenio Briguglio
Dr. Com. Oliviero Cimaz
Dr. Com. Enrico Colombo
Dr. Com. Massimo Foschi
Dr. Com. Luigi Garavaglia
Dr. Com. Emilio Gnech
Dr. Com. Giancarlo Malerba
Dr. Com. Francesco Nobili
Dr. Com. Marco Piazza
Dr. Com. Franco Pozzi
Avv. Gino Provenzali **

…r. Com Mario Bono
Dr. Nicola Bottino
Avv. Gabriella De Mattia
Dr. Alessandro Del Bianco
Dr. Com. Andrea Di Bartolomeo
Dr. Com. Fabio Fiorentino
Dr. Com. Marco Lanza
Dr. Com. Luca Nicodemi
Dr. Fabrizio Panella
Dr. Gabriele Schiavone
Dr. Com. Piera Tula

VIA MELLERIO 3 - 20123 MILANO
TEL. 02 76 36 93 00 R.A. - FAX 02 86 52 86
E-mail studionobili@slta.it

Avv. Prof. Raffaele Nobili *
Avv. Carlo Alberto Facchino **
Avv. Marco Baglioni
Avv. Paolo Bassilana
Avv. Daniele Giusto

Avv. Elena Cingolani
Avv. Giancarlo Cortese
Avv. Giampaolo Grasso
Avv. Barbara Silva
Dr. Giorgio Prinzivalli

Milano, 14 maggio 2004

Spettabile
Consob
Ufficio Informazioni Mercati
Via della Posta, 8
20123 Milano

Oggetto: **Relazione degli amministratori di De' Longhi S.p.A. relativa al primo trimestre dell'esercizio 2004 – deposito ai sensi dell'art. 96 della Delibera Consob n. 11971/99.**

Deposito la relazione degli amministratori della De' Longhi S.p.A. relativa al primo trimestre 2004 – approvata dal Consiglio di Amministrazione in data odierna – ai sensi dell'art. 96 della Delibera Consob n. 11971/99 (in n. 1 copia e su supporto informatico).

Copia della suddetta relazione è depositata presso la sede della Società in Via Ludovico Seitz, n. 47, e presso Borsa Italiana S.p.A.

Restando a disposizione per qualsiasi ulteriore chiarimento, porgo i miei migliori saluti.

(Giampaolo Grasso)

CONSOB
14 MAG. 2004

DēLonghi

RECEIVED
2004 JUL 19 A 9:2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Spett.le CONSOB
Via della Posta, 8/10
20123 Milano

fax 02 72420353

c.a. dr.ssa Anchino

Treviso, 17 maggio 2004

Oggetto: avviso deposito trimestrale al 31.03.04

Gent.le dr.ssa Anchino,

con la presente allego copia dell'avviso pubblicato il giorno 15 maggio u.s. sui quotidiani "Milano Finanza" e "Finanza & Mercati" relativo al deposito della relazione trimestrale al 31.03.2004.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel. 0039 0422 413280
Fax 0039 0422 413394
arianna.maronese@delonghi.it

All.: 1 pag.


3,34 -16,37%
5.5
5.0
4.5
4.0
3.5
FEB
MAR
APR
MAG

Ieri, dopo l'annuncio di un un aumento di capitale ventilato dallo stesso Soru, si dava per scontato che Massimo Cristofori svelasse i contorni dell'operazione. Invece il cfo si è limitato a confessare che «non è stata ancora presa alcuna decisione definitiva in materia», non escludendo la possibilità di operare sul valore nominale delle azioni già in circolazione. E non è nemmeno detto che l'aumento del capitale ci sarà davvero. Un mese fa, del resto, la stessa società aveva negato l'eventualità di una ricapitalizzazione. Il mistero, insomma, regna, a danno delle potenzialità dell'azienda. Al di là delle ipotesi, infatti, resta il fatto che Tiscali continua a bruciare cassa: 58,6 milioni nel primo trimestre (ma sui conti ci sono ancora 253 milioni). Non è una bella premessa per l'estinzione del bond (73,1 milioni di euro) in scadenza a luglio o, peggio ancora, per il ben più oneroso bond in scadenza nel 2006. È vero che Tiscali prevede di chiudere il secondo trimestre con un risultato positivo, ma si fa notare che la società dovrà sostenere la sua strategia con forti investimenti cash in Italia e in Francia che, di certo, non si finanzieranno con la chiusura delle sedi in Sud Africa, Norvegia, Svezia e Svizzera. Un quadro in chiaroscuro che non impedisce a Goldman Sachs di riba-

... di Merloni), nella presunzione che quest'anno i profitti non saranno condizionati da eventi straordinari come nel 2003. Ma l'intervento della banca d'affari Usa aveva generato il sospetto che in casa De Longhi stesse maturando qualche decisione straordinaria (vedi delisting). Niente del genere, assicurano gli addetti ai lavori: a spingere la De Longhi è soprattutto la pioggia di ordini (più 46%) di condizionatori rispetto a un anno fa.

Merrill Lynch

Anche stavolta la saggezza popolare ha vinto. Nonostante i rilievi statistici di alcuni autorevoli studiosi, il detto «vendi in maggio e stai alla larga» si è rivelato veritiero. Ma a introdurre una nota di ottimismo ci prova nientemeno che Merrill Lynch, con una ponderosa analisi dedicata ai listini europei. Vendi pure in maggio, mandano a dire gli autori dello studio, ma torna indietro a ottobre. Tra maggio e settembre, infatti, i listini (dal 1987 a oggi) perdono in media lo 0,3% contro un guadagno dell'1,5% tra ottobre e aprile. Non finisce qui l'analisi statistica dei ricercatori, oi quali ci informano che i titoli del largo consumo vivono il loro momento migliore tra ottobre e marzo mentre la stagione migliore dei finanziari corre tra aprile e settembre. Ma dove e come investire? Le migliori piazze europee sono Parigi e Londra. I titoli? Secondo il modello Merrill Lynch (che dà i migliori risultati proprio a maggio) le azioni più interessanti sono: Lufthansa, Rwe, Continental, National Bank of Greece, Credit Agricole, Abn Amro, British Airways, Mmo2, Commerzbank e Efg Eurobank. E gli italiani? Assenti.

... le sofferenze risultano in aumento. È questa fotografia del sistema bancario italiano secondo un'indagine che *Finanza & Mercati* ha condotto su un campione di 12 banche quotate a Piazza Affari (*vedere tabella in alto*). Non si può dunque parlare di contrazione creditizia, ma nemmeno dell'opposto. Anzi, a voler essere pignoli, va rilevato che i tassi bassi e la politica monetaria della Bce hanno giovato poco all'espansione del credito che molti si augurano.

Al 31 marzo 2003, il monte crediti alla clientela si attestava a 757,42 miliardi di euro. Un anno dopo i rubinetti delle banche continuano a erogare pressappoco la stessa quantità di denaro: 768,92 miliardi, ossia l'1,5 per cento in più. Nello stesso periodo il prodotto interno lordo è aumentato dello 0,8 per cento. Rispetto ai risultati di fine anno, invece, i dati dell'indagine evidenziano un lieve arretramento delle erogazioni (-1,4%), che riflette probabilmente l'atteggiamento di maggiore prudenza del sistema bancario dopo il crac Parmalat. Il deterioramento della congiuntura economica e la fase di difficoltà in cui il sistema produttivo nazionale si è trovato, anche a causa della concorrenza internazionale, hanno provocato un peggioramento della qualità del credito. Nel primo trimestre 2004, infatti, l'incidenza delle sofferenze nette sul totale impieghi del campione preso in esame è aumentata dal 2,54% al 2,67 per cento.

I dati - che includono eventuali esposizioni creditizie verso mercati esteri (è il caso per esempio di Unicredito) - si prestano a una doppia lettura. Da una parte confermano che l'appoggio del sistema non è venuto meno, dall'altra rivelano però che l'effetto Parmalat ha reso tutti più diffidenti. I banchieri, insomma, ci pensano due volte sia prima di staccare la spina (atteggiamento che nell'attuale congiuntura potrebbe avere conseguenze devastanti sull'impresa) sia prima di concedere un affidamento. Un doppio stato d'animo ben rappresentato dalle parole dell'amministrato-

a marzo de... quotate. I b... non chiudo... i rubinetti m... Parmalat so... rigorosi. Ar... «Capitalia s... tutte le inizi... imprenditor... la domanda...

Mps: ... tutela ...

Il presidente ... Nel trimestre ...

Rapporti tesi tra Bn... Lo scontro si è consu... del cda che ha appro... e nominato il nuovo ... di cui non fa più pa... Montepaschi. Pier ... sembra che in Bnl si ... cente patto di sinda... di rappresentanza de... detto Fabrizi che si ... proposta per allarga... nenti il comitato ese... aggiunto che «riman... di Mps di salvaguar... partecipazione in Bnl... to dell'istituto, che ...

L'Acquirente Unico ammette: «Dalla Borsa rincari sulle bollette»



Dell'Elce (Attività Produttive) denuncia: «Dal listino aumenti del 2,5% sul costo dell'energia». Intanto Bollino (Grtn) avverte: «Rischio black-out in estate»

Il rialzo dei prezzi dell'energia determinato dalla Borsa elettrica rincarerà le bollette. Giovanni Dell'Elce, sottosegretario alle Attività Produttive e l'Acquirente Unico hanno confermato ieri l'allarme lanciato mercoledì 12 maggio da un'inchiesta di *Finanza & Mercati*. «L'avvio del listino ha aumentato il costo di acquisto dell'energia elettrica da parte dell'Acquirente Unico del 2,5%», ha sottolineato Dell'Elce. Il meccanismo è semplice. L'Acquirente Unico acquista energia (il 40% sulla Borsa elettrica) per i clienti vincolati ma è autorizzato a scaricare gli eventuali rincari (rispetto alle proprie stime) nelle bollette dei mesi successivi. Traduzione: l'utente finale non pagherà subito il rialzo dei prezzi registrato nel trimestre aprile-giugno, ma soltanto a partire dall'estate. Vero, i costi dell'Acquirente Unico - come ha ricordato Dell'Elce - incidono sulla tariffa per meno del 50%, ma si tratta comunque di un rincaro consistente. Che l'Acquirente Unico è stato costretto a confermare. «Cercheremo di economizzare gli approvvigionamenti dalle importazioni, dal cip6 e dai contratti bilaterali - affermano dalla controllata del Gestore della rete di trasmissione nazionale (Grtn) - ma è innegabile che la Borsa elettrica farà aumentare le bollette». Nessuna conferma, invece, per l'altra affermazione di dell'Elce, che aveva quantificato nel 2,6% l'impatto del caro-petrolio sui costi d'acquisto dell'Acquirente Unico per aprile. L'impennata dei prezzi del greggio rappresenta una delle maggiori scuse addotte dalle utility italiane per giustificare il rialzo dei prezzi dell'energia. Nel frattempo, Carlo Andrea Bollino, presidente del Grtn, ha dichiarato che, per l'estate, c'è rischio black-out nell'ultima settimana di luglio, nella prima e nell'ultima di agosto. «Con il pieno utilizzo delle regole ambientali - ha previsto Bollino - possiamo però arrivare a coprire il fabbisogno che evita le criticità».

Ch.C.

SEGUE ...

Ogni occ... rumore ... rumors e... che non ... stra. Na... ogni dis... non man... lettando... ting cont... to il rium... massimi ... tutti i col... bucano c... mittente:... dendo a ... tesa, seg... ne da am... ri, drast... rassegna... Vogliamo... ultimi sc... stra disc...

Eni inaugura nuova centrale vicino a Pavia

Eni Power ha inaugurato la nuova centrale elettrica a ciclo combinato di Ferrera Erbognone (Pavia). La centrale ha una potenza di oltre 1.000 megawatt e produrrà circa 8 miliardi di kilowattora all'anno. «L'entrata in funzione della centrale - ha spiegato il presidente di Eni Power, Giovanni Locanto - è importante per tutto il sistema Italia perchè contribuisce a ridurre il rischio blackout». A oggi la potenza in-

www.finanzaemercati.it

FINANZA & MERCATI

Direttore Responsabile: **Osvaldo De Paolini**

Vicedirettori: **Ugo Bertone**, **Fabio Dal Boni**, **Eraldo Gaffino** (Roma), **Guido Rivolta**

Comitato di direzione: **Massimo Borsoffi, Ugo Bertone, Fabio Dal Boni, Osvaldo De Paolini, Eraldo Gaffino, Guido Rivolta**

Caporedattore centrale: **Filippo Bernaschi**

Caposervizio: **Aldo Bolognini Cobianchi**, **Paolo Pier**, **Maria Laura Sisti** (esteri), **Sandro Iacometti** (Roma)

Art director: **Enrico Bagnoli**

Redazione di Milano: Via Tristano Calco 2, CAP 20123
Redazione di Roma

FINANZA & MERCATI 15.05.04

DēLonghi
Living innovation

Spett.le Consob
Via G.B. Martini, 3
00198 Roma

Addì, 26 maggio 2004

Raccomandata A.R.

Oggetto: conferimento incarico alla Società di revisione

In ottemperanza alle disposizioni dell'art. 146 del Regolamento Emittenti adottato con delibera Consob n. 11971 del 14/5/1999 e successive modifiche ed integrazioni, si inviano i seguenti documenti:

- copia della proposta della società di revisione per il conferimento dell'incarico per il periodo 200, 2005 e 2006;
- copia della dichiarazione del legale rappresentante di De'Longhi S.p.A. sull'insussistenza di cause di incompatibilità;
- originale della dichiarazione della società di revisione sull'insussistenza di cause di incompatibilità;
- originale del parere del collegio sindacale previsto dall'art. 159, comma 1 del Testo Unico.

Si ricorda che il verbale di assemblea ordinaria relativo alla delibera di attribuzione dell'incarico è stato già trasmesso in data 5 maggio 2004 ed è stato depositato presso il registro delle imprese in data odierna.

Infine, relativamente alla documentazione in copia, si allega la dichiarazione di conformità all'originale del dr. Gianluca Ponzellini, presidente del collegio sindacale.

Arianna Maronese
Affari societari

Tel.: 0039 0422 413280
Fax : 0039 0422 413394
E.mail: arianna.maronese@delonghi.it

Living innovation

Spett.le
PriceWaterhouseCoopers S.p.A.
Via Vittor Pisani, 20
20124 Milano

Raccomandata anticipata via fax n. 02 66734220

Treviso, 7 maggio 2004

Oggetto: conferimento di incarico

Con la presente, comunico che in data 28 aprile 2004 l'Assemblea degli azionisti di De'Longhi S.p.A. ha conferito a PriceWaterhouseCoopers S.p.A. l'incarico di revisione ai sensi del D.Lgs. 24 febbraio 1998, n. 58 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006, come da Vs. offerta del 26 marzo 2004.

Distinti saluti.

Dr. Giuseppe De'Longhi
Presidente

DēLonghi

Living innovation

Spett.le
PriceWaterhouseCoopers S.p.A.
Via Vittor Pisani, 20
20124 Milano

Raccomandata anticipata via fax n. 02 66734220

Treviso, 7 maggio 2004

Oggetto: dichiarazione di insussistenza di cause di incompatibilità e modifica organi societari

Ai sensi e per gli effetti degli artt. 165, comma 1 e 160, comma 1 del D.Lgs. 24.02.98 n. 58, in relazione all'incarico di revisione deliberato dall'Assemblea degli azionisti della società in data 28 aprile 2004 e conferito a PriceWaterhouseCoopers S.p.A. per gli esercizi 2004, 2005 e 2006, il sottoscritto, quale rappresentante della De'Longhi S.p.A., dichiara che non sussiste alcuna delle cause di incompatibilità concernenti le situazioni ed i soggetti indicati dal D.P.R. n. 136/1975, art. 3, primo comma, punti 1), 2) e 3) e si impegna:

a) ad aggiornare attraverso un reciproco scambio di comunicazioni le dichiarazioni di insussistenza di cause di incompatibilità inviate in sede di conferimento dell'incarico entro il 30 settembre di ogni anno, nonché in relazione al verificarsi di mutamenti concernenti i soggetti e le situazioni previsti dall'art. 3 del D.P.R. n. 136/1975;
b) ad informare immediatamente la Commissione qualora nel corso dell'incarico si accertino le situazioni di incompatibilità previste dall'art. 3 del D.P.R. n. 136/1975;
c) a conservare agli atti idonea documentazione a comprovare il rispetto degli adempimenti di cui alla comunicazione Consob n. 94006824 dell'11 luglio 1994.

In particolare, si escludono tali cause di incompatibilità in seguito alla modifica della compagine sociale della società PriceWaterhouseCoopers S.p.A., così come risulta da relativa lettera raccomandata del 24 luglio 2003.

Si comunica, infine, la variazione degli organi societari di De'Longhi S.p.A. deliberata dall'assemblea degli azionisti in data 28 aprile 2004, allegando i nominativi degli attuali componenti del Consiglio di Amministrazione e del Collegio Sindacale.

Distinti saluti.

Dr. Giuseppe De'Longhi
Presidente

Living innovation

DE'LONGHI S.p.A.

- **COMPOSIZIONE DEL CONSIGLIO DI AMMINISTRAZIONE**

CARICA	NOMINATIVO	DATI ANAGRAFICI	DATA DI ACCETTAZIONE	DURATA DELLA CARICA	CESSAZIONE DELLA CARICA
Presidente	Giuseppe De'Longhi	Nato a Treviso il 24.04.1939	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Vice Presidente	Fabio De'Longhi	Nato a Treviso il 24.09.1967	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere Delegato	Stefano Beraldo	Nato a Venezia il 23.03.1957	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Giorgio Sandri	Nato a Udine il 19.06.1944	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Carlo Garavaglia	Nato a Legnano (MI) il 15.05.1943	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Silvio Sartori	Nato a Belluno l'11.09.1941	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Renato Corrada	Nato a Milano il 23.07.1949	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Giovanni Tamburi	Nato a Roma il 21.04.1954	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Consigliere	Alberto Clò	Nato a Bologna il 26.01.1947	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006

- **COMPOSIZIONE DEL COLLEGIO SINDACALE**

CARICA	NOMINATIVO	DATI ANAGRAFICI	DATA DI ACCETTAZIONE	DURATA DELLA CARICA	CESSAZIONE DELLA CARICA
Presidente	Gianluca Ponzellini	Nato a Varese il 07.02.1947	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco effettivo	Massimo Lanfranchi	Nato a Venezia il 10.04.1951	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco effettivo	Giuliano Saccardi	Nato a Treviso il 29.06.1942	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco supplente	Alberto Lanfranchi	Nato a Bergamo il 30.03.1941	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006
Sindaco supplente	Roberto Cortellazzo-Wiel	Nato a Venezia il 27.05.1958	28.04.2004	3 esercizi	Approvazione bilancio al 31.12.2006

La carica di Direttore Generale dal 21 luglio 2000 è rivestita da Stefano Beraldo, nato a Mestre (VE), il 23.03.1957.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

Spett.le
CONSOB
Via G. B. Martini 3
00198 Roma

Milano, 14 maggio 2004

Dichiarazione di insussistenza di cause di incompatibilità

In relazione all'incarico di revisione contabile deliberato dall'Assemblea degli azionisti di DE' LONGHI SPA in data 28 aprile 2004 e conferitoci, ai sensi e per gli effetti dell'art. 159 del DLgs n° 58/1998, per gli esercizi 2004, 2005 e 2006, il sottoscritto, quale rappresentante della PricewaterhouseCoopers SpA nel controllo legale dei conti, dichiara che non sussiste alcuna delle cause di incompatibilità concernenti le situazioni ed i soggetti indicati dal D.P.R. n° 136/1975, art. 3, primo comma, punti 1), 2) e 3) e si impegna:

a) ad aggiornare attraverso un reciproco scambio di comunicazioni le dichiarazioni di insussistenza di cause di incompatibilità inviate in sede di conferimento dell'incarico entro il 30 settembre di ogni anno, nonchè in relazione al verificarsi di mutamenti concernenti i soggetti e le situazioni previsti dall'articolo 3 del DPR n° 136/75;

b) ad informare immediatamente la Commissione qualora nel corso dell'incarico si accertino le situazioni di incompatibilità previste dall'articolo 3 del DPR 31/3/1975, n° 136;

c) a conservare agli atti idonea documentazione a comprovare il rispetto degli adempimenti di cui alla comunicazione CONSOB n° 94006824 dell'11/7/1994.

In fede.

Luigi Manelli

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. P.IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri Uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 - Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 - Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 - Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste [illegible] Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel.

Spett.le Consob
Via G.B. Martini, 3
00198 Roma

Oggetto: conformità all'originale della documentazione trasmessa da De'Longhi S.p.A. in ottemperanza alle disposizioni dell'art. 146 del Regolamento Emittenti adottato con delibera Consob n. 11971 del 14/5/1999 e successive modifiche ed integrazioni

Con la presente, dichiaro la documentazione allegata conforme all'originale, e precisamente:

- copia della proposta della società di revisione per il conferimento dell'incarico per il periodo 200, 2005 e 2006;
- copia della dichiarazione del legale rappresentante di De'Longhi S.p.A. sull'insussistenza di cause di incompatibilità.

Distinti saluti.

dr. Gianluca Ponzellini
Presidente Collegio Sindacale De'Longhi S.p.A.

DēLonghi
Living innovation

Spett.le Consob
Via della Posta, 8/10
20123 Milano

Treviso, 11 giugno 2004

Raccomandata A.R.

Oggetto: conferimenti incarico alle Società di revisione

In ottemperanza alle disposizioni dell'art. 147, co. 1 del Regolamento Emittenti adottato con delibera Consob n. 11971 del 14/5/1999 e successive modifiche ed integrazioni, si invia l'elenco da cui risultano i dettagli del conferimento dell'incarico alle Società di Revisione da parte delle società italiane ed estere controllate da De'Longhi S.p.A., insieme all'elenco delle controllate ritenute esenti dall'obbligo di revisione contabile ai sensi dell'art. 151 Regolamento Emittenti sopra citato e delle società per le quali è venuto meno il controllo.

Con i migliori saluti.

Arianna Maronese
Affari societari

Tel. 0039 0422 413280
Fax 0039 0422 413394
arianna.maronese@delonghi.it

All.: c.s.

DēLonghi

Società controllate:
conferimenti incarico alle Società di revisione

SOCIETA' ITALIANE

Società controllata	Data Assemblea di conferimento incarico	Società di revisione incaricata	Durata incarico	Corrispettivo totale pattuito (Euro)
Climaveneta S.p.A.	7 giugno 2004	Pricewaterhouse Coopers S.p.A.	2004-2006	31.000
DL Radiators S.p.A.	4 giugno 2004	Pricewaterhouse Coopers S.p.A.	2004-2006	27.000
Elba S.p.A.	7 giugno 2004	Pricewaterhouse Coopers S.p.A.	2004-2006	26.500
De'Longhi Capital Services S.p.A.	8 giugno 2004	Pricewaterhouse Coopers S.p.A.	2004-2006	9.000
Ariete S.p.A.	8 giugno 2004	Pricewaterhouse Coopers S.p.A.	2004-2006	46.000
E-Services S.r.l.	4 giugno 2004*	Pricewaterhouse Coopers S.p.A.	2004-2006	2.000
La Supercalor S.p.A.	4 giugno 2004*	Pricewaterhouse Coopers S.p.A.	2004-2006	2.000
Sile Corpi Scaldanti S.r.l.	7 giugno 2004*	Pricewaterhouse Coopers S.p.A.	2004-2006	3.000

SOCIETA' ESTERE

Società controllata	Società di revisione incaricata	Durata incarico	Valuta	Corrispettivo totale pattuito (in valuta)	Corrispettivo totale pattuito (Euro)**
De'Longhi Japan Corp.	Pricewaterhouse Coopers	2004-2006	YEN	5.800.000	42.947
De'Longhi Nederland B.V.	Pricewaterhouse Coopers	2004-2006	EUR	17.500	17.500
De'Longhi Canada Inc.	Pricewaterhouse Coopers	2004-2006	CAD	44.000	27.104
De'Longhi Finance S.A.	Pricewaterhouse Coopers	2004-2006	EUR	12.500	12.500
De'Longhi Deutschland GmbH	Pricewaterhouse Coopers	2004-2006	EUR	22.500	22.500
De'Longhi Clima Polska Sp.Zo.o	Pricewaterhouse Coopers	2004-2006	EUR	12.000	12.000
VES Heitztechinik Vertrieb GmbH *	Pricewaterhouse Coopers	2004-2006	EUR	4.500	4.500
Climaveneta Deutschland GmbH	Pricewaterhouse Coopers	2004-2006	EUR	6.500	6.500
De'Longhi America Inc.	Pricewaterhouse Coopers	2004-2006	USD	59.000	46.714

De'Longhi Ltd	Pricewaterhouse Coopers	2004-2006	GBP	20.000	28.377
Kenwood Limited + Kenwood Appliances Plc + Kenwood Marks Limited + Kenwood International Ltd	Pricewaterhouse Coopers	2004-2006	GBP	68.000	96.481
Kenwood Manufacturing GmbH	Pricewaterhouse Coopers	2004-2006	EUR	15.000	15.000
Kenwood Home Appliances Pty Ltd	Pricewaterhouse Coopers	2004-2006	ZAR	130.500	15.671
DL Trading Limited + Tricom Industrial Company Ltd	Pricewaterhouse Coopers	2004-2006	HKD	350.000	35.696
Kenwood Appliances (Singapore) Pte Ltd	Pricewaterhouse Coopers	2004-2006	SGD	21.000	9.790
Kenwood Appliances (Malaysia) Ltd	Pricewaterhouse Coopers	2004-2006	MYR	34.000	7.085
De'Longhi Electrodomesticos Espana SL	Pricewaterhouse Coopers	2004-2006	EUR	16.700	16.700
Promised Success Limited * ▲	Pricewaterhouse Coopers	2004-2006	EUR	20.000	20.000
De'Longhi France Sarl ▲	Pricewaterhouse Coopers	2004-2006	EUR	30.000	30.000
De'Longhi Australia Pty Limited + De'Longhi New Zealand Limited	Pricewaterhouse Coopers	2004-2006	NZD	37.500	19.487
Ariete Hispania SL	Pricewaterhouse Coopers	2004-2006	EUR	16.000	16.000
DL Radiators France SARL + Inntek SAS + Climaveneta Chat Union Refrigeration Equipment (Shangai) Company Limited + Chat Union Climaveneta Company Limited + Ariete France Electromenager Sarl + Aries Lusitania Electrodomesticos Lda + Ariete Hellas Epe	Pricewaterhouse Coopers ***	2004-2006	EUR	-	-

* Incarico di revisione limitata conferito nell'estensione ritenuta necessaria ai fini del bilancio consolidato di Gruppo.
** Tradotto in Euro al cambio del 31.12.2003.
*** Gli onorari di questi incarichi sono inclusi in quello di revisione contabile del bilancio consolidato del Gruppo De'Longhi.
▲ Incarico in fase di definizione.

Elenco società controllate ritenute esenti dall'obbligo di revisione contabile ai sensi dell'art. 151 del RE

Società	Ragione dell'esenzione
-	-

Elenco società per le quali è venuto meno il controllo

Società	Data di cessazione del controllo da parte di De'Longhi S.p.A.
De'Longhi Pinguino S.A.	In data 30.12.2003 la società è stata posta in liquidazione.
Climaveneta S.p.A.	In data 18.12.03 le azioni di Climaveneta S.p.A. detenute da De'Longhi Pinguino S.A. sono state cedute alla società A.A.T. S.r.l., a sua volta partecipata fiduciariamente dalle società Comitalia Compagnia Fiduciaria S.p.A. e Comfid Compagnia Fiduciaria S.r.l.. Successivamente, con atto di fusione del 29 dicembre 2003, Climaveneta S.p.A. è stata fusa per incorporazione in A.A.T. S.r.l. che ha cambiato nome in Climaveneta S.p.A..

VERBALE DELLA ASSEMBLEA DI

DE' LONGHI S.p.A. – PARTE ORDINARIA

del 28 aprile 2004

Il giorno 28 aprile 2004 alle ore 9,20 hanno inizio in Treviso, presso il Boscolo Hotel Maggior Consiglio, in Via Terraglio, al civico 140, i lavori della assemblea di prima convocazione della Società De' Longhi S.p.A., con sede legale in Treviso, Via L. Seitz, 47, n. iscrizione al R. I. 11570840154, R.E.A. 224758.

Il Dr. Giuseppe De' Longhi, ai sensi dell'art. 8 dello Statuto Sociale e dell'art. 6 del Regolamento Assembleare, assume la presidenza dell'Assemblea nella sua qualità di Presidente del Consiglio di Amministrazione e porge a tutti il suo benvenuto.

Il Presidente, dopo aver attestato che il Capitale Sociale, interamente versato, è attualmente costituito da n. 149.500.000 azioni ordinarie ammesse alle negoziazioni presso il Mercato Telematico Azionario della Borsa Italiana S.p.A, del valore nominale di Euro 3,00 cadauna (per complessivi Euro 448.500.000), dà atto che:

- l'Assemblea dei soci in sede ordinaria e straordinaria è stata regolarmente convocata per la data odierna alle ore 9,00 in prima convocazione ed occorrendo per il giorno 29 aprile 2004, stessi luogo ed ora, in seconda convocazione, a norma di legge e di statuto, con avviso pubblicato sulla Gazzetta Ufficiale della Repubblica Italiana del 22 marzo 2004, Foglio delle inserzioni n. 68, pag. 12, avviso n. C-5750, (con rettifica pubblicata

sulla Gazzetta Ufficiale del 26 marzo 2004, foglio delle inserzioni n. 72, pagina 141 nonché sui quotidiani "Il Sole 24Ore" e "Finanza e Mercati" del 31 marzo 2004.

Il Presidente, quindi, su consenso unanime espresso dai soci presenti invita alle funzioni di Segretario l'Avv. Paolo Bassilana, professionista esterno alla Società, quanto alla parte ordinaria dell'Assemblea ed il Notaio Dott.ssa Ada Stiz quanto alla parte straordinaria; entrambi accettano l'incarico. Sempre su consenso unanime dell'assemblea, il Presidente invita la Dott.ssa Arianna Maronese, addetta agli affari societari di De' Longhi S.p.A, a svolgere le funzioni di scrutatore.

Il Presidente dà inoltre atto che:

- per il Consiglio di Amministrazione, oltre ad esso Presidente, sono presenti i Signori Fabio De' Longhi, Stefano Beraldo, Carlo Garavaglia, Giorgio Sandri e Silvio Sartori; ha giustificato la sua assenza il Consigliere Giorgio Brunetti;

- per il Collegio Sindacale sono presenti i Sindaci effettivi Signori Gianluca Ponzellini – Presidente – e Massimo Lanfranchi, mentre il sindaco Giancarlo Malerba ha giustificato la propria assenza;

- sono stati eseguiti a norma di legge e nei termini previsti i depositi utili a legittimare l'intervento in assemblea da parte dei soci presenti o rappresentati;

- a cura del personale autorizzato dal Presidente stesso è stata accertata la legittimazione degli azionisti presenti ad intervenire all'Assemblea ed in

particolare è stata verificata la rispondenza alle vigenti norme di legge e di statuto delle deleghe portate dagli intervenuti.

Il Presidente dichiara quindi che essendo intervenuti al momento otto azionisti rappresentanti in proprio o per delega n. 113.248.307 (centotredicimilioniduecentoquarantottomilatrecentosette) azioni ordinarie pari al 75,75% delle n. 149.500.000 azioni ordinarie costituenti il Capitale Sociale, l'Assemblea ordinaria in prima convocazione è validamente costituita e può deliberare sugli argomenti all'ordine del giorno:

1. Presentazione del Bilancio al 31 dicembre 2003, della relazione del Consiglio di Amministrazione e della relazione del Collegio Sindacale, ai sensi dell'art. 153 del D.Lgs. n. 58/98 e della Relazione della Società di revisione ai sensi dell'art. 156 del D.Lgs. n. 58/98; deliberazioni inerenti e conseguenti.

2. Rinnovo del Consiglio di Amministrazione previa determinazione del numero dei componenti e determinazione del relativo compenso.

3. Rinnovo del Collegio Sindacale per scadenza del mandato e determinazione del relativo compenso.

4. Nomina della società di revisione ai sensi del D. Lgs. n. 58/98 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006.

5. Proposta di autorizzazione all'acquisto e alla disposizione di azioni proprie ai sensi dell'art. 2357 cod. civ.

Il Presidente prosegue dichiarando e comunicando che riguardo a tutti gli argomenti all'ordine del giorno sono stati regolarmente espletati gli obblighi

informativi previsti dalle vigenti norme di legge e regolamentari. In particolare, tra l'altro:

- il progetto di bilancio d'esercizio ed il bilancio consolidato con le relazioni del Consiglio di Amministrazione sono stati depositati presso la sede sociale e la Borsa Italiana S.p.A., ivi restando a disposizione, sin dal 30 marzo 2004;
- le relative relazioni del Collegio Sindacale e della Società di revisione PriceWaterhouseCoopers S.p.A., sono state depositate con le stesse modalità, sin dal 9 aprile 2004;
- le proposte di nomina alla carica di amministratore, con i relativi *curricula* e le liste per la nomina del Collegio Sindacale, i *curricula* e le relative attestazioni sono state depositate presso la sede sociale sin dal 16 aprile 2004;
- la relazione degli amministratori concernente tutti gli argomenti all'ordine del giorno, ai sensi dell'art. 3, D.M. 5/11/1998 è stata depositata presso la sede sociale e la Borsa Italiana S.p.A. sin dal 9 aprile 2004, insieme con il parere del Collegio Sindacale sulla proposta di conferimento dell'incarico di revisione contabile, espresso a norma dell'art. 159 del D. Lgs. n. 58/98;
- la relazione concernente la proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie ai sensi dell'art. 2357 cod. civ. è stata altresì inviata alla Consob il 9 aprile 2004.

La suddetta documentazione è stata consegnata agli intervenuti; inoltre tutte le relazioni relative agli argomenti all'ordine del giorno e il progetto di

www.delonghi.com e consegnata a tutti gli azionisti o loro delegati intervenuti, insieme con la relazione annuale sulla *corporate governance*.

Il Presidente informa tra l'altro i presenti:

- che l'elenco nominativo degli azionisti che partecipano all'Assemblea in proprio o per delega, con l'indicazione delle rispettive azioni possedute bloccate ai fini assembleari e delle altre informazioni richieste dalla Consob, verrà allegato al presente verbale come parte integrante dello stesso, riservandosi di comunicare nel corso dell'Assemblea, prima della votazione, i dati aggiornati sulle presenze;
- che è stato consentito ad esperti e a rappresentanti della società di revisione di assistere all'odierna assemblea; inoltre, per far fronte alle esigenze tecniche ed organizzative dei lavori, assistono all'Assemblea alcuni dipendenti e collaboratori della Società (nessuna opposizione a tale presenza), e, al fine di agevolare e rendere più puntuale la verbalizzazione, i lavori sono oggetto di registrazione su nastro, che verrà cancellata una volta ultimata la redazione del verbale;
- che in base alle risultanze del Libro dei Soci e tenuto conto degli aggiornamenti relativi all'odierna Assemblea, delle comunicazioni ricevute ai sensi dell'art. 120 del Decreto Legislativo n. 58/1998 e delle altre informazioni a disposizione, i soggetti che risultano, direttamente o indirettamente possessori di azioni in misura superiore al 2% del capitale sociale sottoscritto e versato, sono ad oggi i seguenti:

AZIONISTA	N. AZIONI	% SUL CAPITALE
THE LONG E TRUST Indirettamente tramite DE' LONGHI SOPARFI SA	112.134.660	75,006%

- di non essere a conoscenza dell'esistenza di patti parasociali ex art. 122 del Decreto Legislativo n. 58/1998.

Prima di passare alla trattazione del primo punto all'ordine del giorno, il Presidente invita formalmente i partecipanti all'odierna Assemblea a dichiarare l'eventuale sussistenza di cause di impedimento o sospensione del diritto di voto, ai sensi delle vigenti disposizioni di legge e dello Statuto Sociale, non conosciute dal Presidente stesso e dal Collegio Sindacale, e ricorda che il verbale della presente Assemblea conterrà la sintesi degli interventi con l'indicazione nominativa degli intervenuti, delle risposte fornite e delle eventuali dichiarazioni di commento.

Vengono inoltre illustrate le modalità tecniche di gestione dei lavori assembleari e di svolgimento delle votazioni, con invito a coloro che si dovessero assentare nel corso della riunione di farlo constatare al personale incaricato all'uscita della sala riconsegnando la scheda di partecipazione all'assemblea. In particolare, si rammenta che le votazioni sugli argomenti all'ordine del giorno avvengono per alzata di mano, e che gli azionisti contrari e/o astenuti devono comunicare il loro nominativo ai fini della

Si passa quindi alla trattazione del **primo punto** all'ordine del giorno:

Presentazione del Bilancio al 31 dicembre 2003, della relazione del Consiglio di Amministrazione e della relazione del Collegio Sindacale, ai sensi dell'art. 153 del D.Lgs. n. 58/98 e della Relazione della Società di revisione ai sensi dell'art. 156 del D.Lgs. n. 58/98; deliberazioni inerenti e conseguenti.

Il socio De' Longhi Soparfi S.A., con il consenso unanime dell'Assemblea, chiede al Presidente di omettere la lettura della relazione del Consiglio di Amministrazione sulla Gestione e del bilancio d'esercizio al 31 dicembre 2003, nonché del bilancio consolidato di Gruppo, illustrando e commentando invece i dati più rilevanti del bilancio, con attenzione ai dati consolidati, da ritenersi particolarmente significativi.

Il Presidente cede quindi la parola all'Amministratore Delegato Dott. Stefano Beraldo.

Prende quindi la parola il Dott. Beraldo, il quale illustra i dati rilevanti della gestione della Società e del Gruppo nel corso del 2003, rammentando anzitutto che nel corso dell'esercizio 2003 il Gruppo, nonostante le dinamiche sfavorevoli sul fronte dei tassi di cambio, le pressioni sui prezzi di vendita ed una dinamica poco brillante dei consumi ha saputo mantenere il fatturato ai livelli dell'anno precedente, con una crescita reale implicita di oltre il 4% a tassi di cambio costanti. Sul fronte dei mercati, l'incremento di fatturato è stato soddisfacente in Italia e nel resto d'Europa, mentre il continuo rafforzamento della valuta europea ha penalizzato l'andamento delle vendite e

nel corso dell'ultimo trimestre dell'anno (il più rilevante in questi mercati). L'effetto sfavorevole dei tassi di cambio sul margine industriale – prosegue l'Amministratore Delegato – è stato tuttavia attenuato sia dal proseguimento del processo di delocalizzazione di una parte della produzione in Cina, sia dagli interventi di riduzione dei costi volti a mantenere la competitività della produzione italiana, che mantiene, ed è opportuno mantenga, la sua rilevanza per l'elevato valore unitario ed il contenuto strategico di taluni articoli.

Nel corso del 2003, rammenta il Dott. Beraldo, i principali segmenti di *business* sono stati interessati dalle attività propedeutiche al trasferimento di produzione in Cina; per alcune categorie di prodotto è già stata avviato, mentre per altre famiglie sono state predisposte le attività preliminari finalizzate al trasferimento della produzione nel corso del 2004, con un notevole sforzo delle strutture organizzative e delle risorse umane del Gruppo, con l'obbiettivo di garantire gli usuali elevati standards qualitativi e di efficienza che caratterizzano il Gruppo.

L'Amministratore Delegato richiama poi l'attenzione su alcune voci di costo del bilancio: anzitutto l'incremento delle spese pubblicitarie, una voce di costo di cui va sottolineata l'importanza strategica, perché ha consentito al Gruppo di mantenere elevata la propensione all'innovazione e al lancio di nuovi prodotti, oltre che difendere le proprie quote di mercato. In particolare, rilevanti investimenti pubblicitari sono stati dedicati alle campagne per lo scaldasalviette murale *Caldopanny*, il cuocipasta *Pastamore* e l'espansione della moka elettrica *Alicia*, tutti prodotti che hanno creato nuovi segmenti di

mercato (in particolare la moka è già un prodotto di grande successo, con più di 500.000 prodotti venduti).

Un'altra voce di costo, le spese per trasporti, è legata all'incremento generalizzato delle tariffe di nolo delle navi rispetto all'anno precedente ed all'aumento dei volumi di prodotti finiti realizzati in Cina. Per quanto concerne il costo del lavoro, prosegue il Dott. Beraldo, il Gruppo ha mantenuto il numero degli organici pressoché invariato dal 2002 al 2003, con un naturale aumento presso la piattaforma produttiva cinese.

L'esercizio 2003 si è chiuso con un EBITDA di Euro 151 milioni (Euro 180 milioni nel 2002) e con un utile di competenza di Euro 22 milioni (Euro 40 milioni nel 2002), al netto di componenti straordinari per oltre Euro 11 milioni, di cui circa Euro 9 milioni relativi al condono fiscale.

Si è registrata una consistente diminuzione dell'indebitamento finanziario (da Euro 269 milioni del 2002 a Euro 247 milioni), grazie alla generazione di cassa di circa Euro 22 milioni, al netto degli investimenti legati all'apertura di nuove filiali (più di 40 milioni di Euro): il Dott. Beraldo evidenzia pertanto che la cassa netta generata, prima di tali investimenti, è stata di circa 66 milioni di Euro. La generazione di cassa si deve altresì alla migliore efficienza della gestione del capitale circolante netto, in diminuzione dal 21,1% del 2002 al 19,5% del 2003.

La diminuzione degli oneri finanziari (da Euro 36 milioni del 2002 a Euro 34 del 2003) – ed in particolare da Euro 24 milioni del 2002 a Euro 19 milioni del 2003 per quanto riguarda gli interessi passivi in senso stretto – [illegible] l'Amministratore Delegato, particolarmente soddisfacente.

Il Dott. Beraldo conclude quindi il suo intervento sottolineando che la strategia del Gruppo De' Longhi si basa sulla costante focalizzazione sul prodotto come fattore primario delle aspettative di crescita, di incremento di quote, di generazione di ricchezza e di valore, ma anche sull'attenzione alla riduzione dei costi cui concorre naturalmente l'apporto dei nuovi stabilimenti in Cina, compreso il secondo polo avviato alla fine dell'anno con l'acquisizione di una nuova piattaforma, che consentirà ragionevolmente al Gruppo di migliorare la sua redditività nel corso del 2004.

L'Amministratore Delegato, dopo aver rammentato che la proposta di attribuire agli Azionisti un dividendo di ammontare pari a quello dell'anno precedente testimonia la fiducia del *management* nella strategia intrapresa e nella sua implementazione, passa quindi di nuovo la parola al Presidente, il quale:

- comunica che la società "PriceWaterhouseCoopers S.p.A.", società alla quale è stato conferito l'incarico di revisione del bilancio d'esercizio di De' Longhi S.p.A., ha espresso giudizio senza rilievi sul bilancio d'esercizio al 31 dicembre 2003 come risulta dalla relazione rilasciata in data 31 marzo 2004 (allegata al presente verbale sub C).

- informa, in conformità a quanto richiesto dalla Consob, che la società di revisione PriceWaterhouseCoopers S.p.A. ha impiegato:

a) 1.400 ore per la revisione del bilancio d'esercizio al 31 dicembre 2003,

b) 600 ore per la revisione limitata della situazione semestrale, per un compenso di Euro 50.000,00;

c) 340 ore per la revisione del bilancio consolidato al 31 dicembre 2003, per un compenso di Euro 33.000,00.

L'importo totale è quindi di Euro 191.450,00.

Su proposta del socio De' Longhi Soparfi S.A., con il consenso unanime dell'assemblea viene omessa la lettura integrale delle relazioni del Collegio Sindacale e della Società di revisione; il Presidente del Collegio Sindacale Dott. Ponzellini viene invitato a dare lettura delle conclusioni della relazione dei sindaci (allegata al presente verbale sub D).

Il Dott. Ponzellini dà quindi lettura delle conclusioni della relazione del Collegio Sindacale: "*Concludiamo con l'espressione dell'assenso per quanto di nostra competenza, all'approvazione del Bilancio dell'esercizio 2003 come presentato dal Consiglio di Amministrazione con la Relazione sulla gestione ed alla Proposta per l'attribuzione dell'utile netto formulatavi dal Consiglio*".

Il Presidente ringrazia e da quindi lettura della seguente proposta di deliberazione:

"*L'Assemblea degli azionisti*

- preso atto della relazione del Consiglio di Amministrazione;

- preso atto della relazione del Collegio Sindacale;

- preso atto del giudizio espresso, senza rilievi, dalla società di revisione;

delibera:

- di approvare la relazione del Consiglio di Amministrazione sulla gestione (allegata al presente verbale sub A);

- di approvare il Bilancio dell'esercizio al 31 dicembre 2003, che evidenzia un utile netto di Euro 9.800.434,00, così come deliberato dal Consiglio di Amministrazione nel suo complesso e nelle singole appostazioni, con gli stanziamenti e gli accantonamenti proposti (allegato sub B);

- di destinare l'utile netto di esercizio di Euro 9.800.434,00 come segue:

a) a riserva legale Euro 490.030,00;

b) agli Azionisti l'importo complessivo di Euro 8.970.000,00 corrispondente alla distribuzione di un dividendo lordo di Euro 0,06 per ciascuna delle 149.500.000 azioni in circolazione;

c) a riserva straordinaria, l'importo di Euro 340.404,00.

I dividendi verranno messi in pagamento a decorrere dal 6 maggio 2004".

Il Presidente domanda se vi siano richieste di intervento.

Chiede la parola il Dott. Settimio Stigliano, per delega di ARCA S.G.R. S.p.A.

Il Dott. Stigliano, dopo aver premesso che ARCA S.G.R. S.p.A. è un importante azionista di De' Longhi S.p.A. sin dal suo ingresso nel Mercato Telematico Azionario, che ha condiviso e condivide il progetto imprenditoriale di sviluppo della De' Longhi S.p.A., evidenzia che Arca S.G.R. esprime apprezzamento per l'attenzione che la De' Longhi S.p.A. ha espresso e continua ad esprimere nei confronti del mercato, ed in particolare per la considerazione prestata ai temi della *Corporate Governance*,

practice delle società quotate in Borsa e con l'impegno profuso alla sua concreta attuazione. In particolare, l'azionista esprime apprezzamento perché la "*best practice*" si concretizza nella convocata Assemblea con la nomina di Consiglieri di Amministrazione indipendenti di cui è nota l'indiscussa dote di professionalità ed onestà.

Arca S.G.R., prosegue il Dott. Stigliano, auspica inoltre e propone al Consiglio di Amministrazione di valutare l'opportunità, mediante futuri adeguamenti statutari, di eliminare la necessità di preventivo deposito delle azioni ai fini della partecipazione in assemblea, o quanto meno di ridurne i termini: rammenta il Dott. Stigliano che Assogestioni, che rappresenta i Fondi Comuni di investimento ed i Fondi Pensione italiani, si sta impegnando in tal senso, invitando tutte le società maggiormente sensibili ai temi della *Corporate Governance* ad introdurre tale adeguamento.

Il socio prosegue quindi il suo intervento sulla gestione della società: nonostante il manifestarsi degli eventi congiunturali avversi ampiamente illustrati dal Dott. Beraldo (sfavorevole evoluzione dei cambi; pressione sui prezzi), il socio apprezza ed esprime convincimento per la validità del progetto che il *management* della De' Longhi sta sviluppando: da un lato l'innovazione ed il continuo lancio di nuovi prodotti; dall'altro la trasformazione dell'azienda, sino ad oggi multinazionale quanto ai mercati di "sbocco", in un'impresa multinazionale quanto alla dislocazione delle attività produttive.

Il Dott. Stigliano si esprime favorevolmente sull'approvazione del bilancio.

Prende la parola il Consigliere Dott. Carlo Garavaglia, il quale ringrazia e risponde sull'eliminazione dell'obbligo di preventivo deposito dei certificati ai fini della legittimazione all'intervento in assemblea, auspicata per il futuro da Arca S.G.R.

Al riguardo, il Dott. Garavaglia segnala sin d'ora che la Società non ha inteso avvalersi della facoltà concessa dall'art. 2370, co.2, cod. civ., nel testo modificato dalla riforma del diritto societario: pertanto la richiesta di Arca S.G.R. è già stata fatta propria dal Consiglio di Amministrazione, che propone di eliminare l'obbligo di preventivo deposito dei certificati ai fini della legittimazione in assemblea, nell'ambito delle modifiche statutarie proposte all'odierna assemblea e che verranno discusse in sede straordinaria. Il che favorisce il più ampio intervento degli azionisti alle assemblee e, se si vuole, conferma la sensibilità dimostrata dal Consiglio in materia di *Corporate Governance*.

Il Dott. Stigliano prende atto e ringrazia.

Nessun altro chiedendo la parola, il Presidente, prima di aprire la votazione chiede al personale addetto di fornirgli i dati aggiornati sulle presenze e rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e l'invito a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione.

Il Presidente dichiara quindi che gli intervenuti sono divenuti nove, rappresentanti in proprio o per delega n. 113.249.307

ordinarie pari al 75,75% delle n. 149.500.000 azioni ordinarie costituenti il Capitale Sociale e alle ore 9:58 pone in votazione la proposta del Consiglio di Amministrazione di cui è stata appena data lettura, invitando gli azionisti a procedere alla votazione per alzata di mano.

L'Assemblea approva all'unanimità. Il Presidente proclama il risultato.

Si passa quindi alla trattazione del **secondo punto** all'ordine del giorno di parte ordinaria.

Rinnovo del Consiglio di Amministrazione previa determinazione del numero dei componenti e determinazione del relativo compenso.

Dopo aver rammentato che, in seguito alla scadenza del mandato, l'Assemblea è chiamata a nominare i nuovi amministratori determinandone il numero (minimo tre; massimo tredici ai sensi dello Statuto), la durata in carica ed i compensi, da atto che è stata depositata presso la sede sociale, ai sensi dell'art. 7 del codice di autodisciplina, un'unica proposta di nomina alla carica di amministratore da parte del socio De'Longhi Soparfi S.A., che propone di portare a nove il numero degli amministratori e di stabilire che gli stessi restino in carica per tre esercizi. Per quanto riguarda i compensi spettanti ai Consiglieri viene suggerito di stabilire l'emolumento annuale per ciascun Consigliere ai sensi dell'art. 2389, comma 1, codice civile, in Euro 20.658,28 e di dare mandato al Consiglio di Amministrazione di stabilire eventuali maggiori compensi per gli amministratori investiti di particolari cariche, in conformità con lo statuto, ai sensi dell'art. 2389, comma 3, codice civile.

Il Presidente precisa che non sono pervenute alla società ulteriori proposte di nomina alla carica di amministratore.

Su consenso unanime dell'Assemblea il Presidente omette la lettura della lettera, depositata dal socio nei termini e distribuita a tutti gli intervenuti, e da lettura dei *curricula* relativi ai tre consiglieri proposti che dovrebbero entrare per la prima volta a far parte del Consiglio di Amministrazione, Prof. Alberto Clò, Prof. Giovanni Tamburi e Sig. Renato Corrada, tutti indicati idonei a qualificarsi come indipendenti ai sensi dell'art. 3 del Codice di autodisciplina della Società.

Prende la parola il Dott. Luigi Garavaglia e propone di arrotondare il compenso proposto per ciascun consigliere, da Euro 20.658,28 ad Euro 21.000,00.

Nessuno opponendosi a che la proposta di compenso ai sensi dell'art. 2389, co.1, cod. civ., sia arrotondata ad Euro 21.000,00, il Presidente da lettura della seguente proposta di deliberazione:

"*L'assemblea degli azionisti:*

- preso atto della relazione del consiglio di amministrazione;

- preso atto del deposito delle proposte di nomina alla carica di amministratore da parte del socio De' Longhi Soparfi S.A.;

delibera:

- di stabilire che il Consiglio di Amministrazione sia costituito da 9 amministratori;

- di nominare amministratori per il triennio 2004-2005-2006, fino

Giuseppe De'Longhi, nato a Treviso il 24 aprile 1939 ed ivi residente in Vicolo Rovero n. 1;

dottor Fabio De'Longhi, nato a Treviso il 24 settembre 1967, ed ivi residente in Piazza S. Andrea n. 6;

dottor Stefano Beraldo, nato a Mestre il 23 marzo 1957, residente a Preganziol (Treviso);

ragionier Giorgio Sandri, nato a Udine il 19 giugno 1944, residente a Bologna, via Indipendenza 41;

dottor Carlo Garavaglia, nato a Legnano (MI) il 15 maggio 1943, residente a Milano, via Aurelio Saffi 29;

dottor Silvio Sartori, nato a Belluno l'11 settembre 1941, residente a Treviso, via dei Mille 15;

signor Renato Corrada, nato a Milano il 23 luglio 1949, residente a Milano, via Ippodromo 105;

professor Giovanni Tamburi, nato a Roma il 21 aprile 1954, residente a Milano, via Domodossola 3;

professor Alberto Clò, nato a Bologna il 26 gennaio 1947, residente a Bologna, via Castiglione 25.

- di nominare Presidente del Consiglio di Amministrazione il dottor Giuseppe De'Longhi;

- di fissare, ai sensi dell'articolo 2389 , comma 1, codice civile, il compenso annuale spettante a ciascuno dei membri del Consiglio di Amministrazione in Euro 21.000,00 (ventunmila/00) ciascuno e dare mandato al Consiglio di

spettanti agli amministratori investiti di particolari cariche in conformità dell'atto costitutivo, a sensi dell'art. 2389, comma 3, codice civile."

Nessun altro chiedendo la parola, il Presidente, prima di aprire la votazione chiede al personale addetto di fornirgli i dati aggiornati sulle presenze e rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e l'invito a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione.

Il Presidente dichiara quindi che il numero degli intervenuti è rimasto invariato – nove azionisti, rappresentanti in proprio o per delega n. 113.249.307 (centotredicimilioniduecentoquarantanovemilatrecentosette) azioni ordinarie pari al 75,75% delle n. 149.500.000 azioni ordinarie costituenti il Capitale Sociale – e alle ore 10:10 pone in votazione la proposta del Consiglio di Amministrazione di cui è stata appena data lettura, invitando gli azionisti a procedere alla votazione per alzata di mano.

L'Assemblea approva all'unanimità. Il Presidente proclama il risultato.

Si passa quindi alla trattazione del **terzo punto** all'ordine del giorno di parte ordinaria.

Rinnovo del Collegio Sindacale per scadenza del mandato e determinazione del relativo compenso.

Il Presidente, dopo aver rammentato che il mandato del Collegio Sindacale è in scadenza e l'Assemblea è chiamata a nominare un nuovo organo di controllo composto da tre sindaci effettivi e due supplenti, precisa che è

un'unica lista per la nomina del Collegio Sindacale da parte del socio De'Longhi Soparfi S.A. e che, insieme con la lista, sono state depositate le dichiarazioni e le attestazioni dei sindaci stabilite dall'art. 14 dello statuto.

Su consenso unanime dell'Assemblea il Presidente omette la lettura della lista, depositata nei termini e distribuita a tutti i soci intervenuti, e da lettura della seguente proposta di deliberazione:

"L'assemblea degli azionisti

- preso atto della relazione del consiglio di amministrazione;

- preso atto dell'avvenuto deposito della lista ai sensi dell'articolo 14 dello statuto sociale da parte del socio De' Longhi Soparfi S.A.;

- preso atto che, insieme con la lista, sono state depositate le attestazioni e le dichiarazioni stabilite dall'articolo 14 dello statuto sociale

delibera:

1. di nominare per il triennio 2004 – 2005 – 2006, fino all'approvazione del bilancio al 31 dicembre 2006:

Presidente del Collegio Sindacale il professor Gianluca Ponzellini, nato a Varese il 7 febbraio 1947, residente a Varese, in via Mozart 36, iscritto nel Registro dei Revisori Contabili Decreto Ministeriale 12 aprile 1995, Gazzetta Ufficiale 31 bis del 21 aprile 1995;

Sindaci Effettivi i dottori:

Massimo Lanfranchi, nato a Venezia il 10 aprile 1951, domiciliato a Mestre (Venezia), via Fapanni 32, iscritto nel Registro dei Revisori Contabili, Decreto Ministeriale 12 aprile 1995, Gazzetta Ufficiale 31 bis del 21 aprile

Giuliano Saccardi, nato a Treviso il 29 giugno 1942, residente a Treviso, via Calmaggiore 10, iscritto nel Registro dei Revisori Contabili, Decreto Ministeriale 12 aprile 1995, Gazzetta Ufficiale 31 bis del 21 aprile 1995;

Sindaci Supplenti i dottori:

Alberto Lanfranchi, nato a Bergamo il 30 marzo 1941 ed ivi residente in via Castello Presati 15, iscritto nel Registro dei Revisori Contabili, Decreto Legislativo 27 gennaio 1992 numero 88, Gazzetta Ufficiale 31 bis del 21 aprile 1995;

Roberto Cortellazzo-Viel, nato a Venezia il 27 maggio 1958 e residente a Treviso in via Palestro 16, iscritto nel Registro dei Revisori Contabili, Decreto Ministeriale 12 aprile 1995, Gazzetta Ufficiale 31 bis del 21 aprile 1995;

2. di stabilire il compenso annuo dei membri del Collegio Sindacale in base a quanto previsto dalle tariffe minime professionali."

Nessuno chiedendo la parola, il Presidente, prima di aprire la votazione chiede al personale addetto di fornirgli i dati aggiornati sulle presenze e rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e l'invito a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione.

Il Presidente dichiara quindi che il numero degli intervenuti è rimasto invariato – nove azionisti, rappresentanti in proprio o per delega n. 113.249.307 (centotredicimilioniduecentoquarantanovemilatrecentosette)

costituenti il Capitale Sociale – e alle ore 10:13 pone in votazione la proposta del Consiglio di Amministrazione di cui è stata appena data lettura, invitando gli azionisti a procedere alla votazione per alzata di mano.

L'Assemblea approva all'unanimità. Il Presidente proclama il risultato.

Si passa quindi alla trattazione del **quarto punto** all'ordine del giorno di parte ordinaria.

Nomina della società di revisione ai sensi del Decreto Legislativo 24 febbraio 1998, numero 58 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006.

Il Presidente, dopo aver precisato che con il rilascio del giudizio sul bilancio d'esercizio e consolidato relativo all'esercizio 2003 viene a scadere l'incarico conferito alla società PricewaterhouseCoopers S.p.A. per il triennio 2001-2002-2003 da atto del deposito della proposta di revisione contabile di PricewaterhouseCoopers S.p.A., insieme con il relativo parere del Collegio Sindacale espresso ai sensi dell'articolo 159 del Decreto Legislativo numero 58 del 1998 oltre alla relazione del Consiglio di Amministrazione.

Su unanime volontà dell'Assemblea, omessa la lettura degli altri documenti, il Dott. Ponzellini viene invitato a dare lettura del parere del Collegio Sindacale, depositato a disposizione del pubblico insieme con la relazione degli amministratori e distribuito a tutti gli intervenuti. Il Dott. Ponzellini da lettura del parere di cui si riportano le conclusioni: "*Il Collegio sindacale esprime parere favorevole ai sensi dell'art. 159, comma 1, D. Lgs. 58/1998 al conferimento dell'incarico di revisione dei bilanci d'esercizio al 31*

dicembre 2004, 2005, 2006 e dei relativi bilanci consolidati alla società di revisione PriceWaterhouse Coopers S.p.A., conformemente alla proposta della stessa in data 26 marzo 2004".

Il Presidente da quindi lettura della seguente proposta di deliberazione:

"*L'assemblea degli azionisti, preso atto:*

- della relazione del consiglio di amministrazione;

- della proposta di revisione contabile della PricewaterhouseCoopers;

- che detta società di revisione è iscritta nell'albo speciale dell'articolo 161 del Decreto Legislativo numero 58 del 1998;

- del conforme parere del collegio sindacale ai sensi dell'articolo 159, comma 1, del Decreto Legislativo numero 58 del 1998;

delibera:

1) di approvare la nomina di PricewaterhouseCoopers S.p.A. per i seguenti incarichi:

a) la revisione contabile ai sensi dell'art. 155 del Decreto Legislativo numero 58 del 1998 del bilancio d'esercizio della De'Longhi S.p.A. e del bilancio consolidato del Gruppo De'Longhi relativi agli esercizi al 31 dicembre 2004, 2005 e 2006;

b) la revisione contabile limitata della relazione semestrale al 30 giugno 2004, 2005 e 2006, come raccomandato dalla Consob con comunicazione numero 97001574 del 20 febbraio 1997.

L'incarico comporterà anche l'espletamento delle funzioni e delle attività previste dall'art. 155 del Decreto Legislativo numero 58 del 1998.

2) Di determinare il corrispettivo spettante alla nominata società di revisione in Euro 840.552 per ciascun esercizio."

Su invito del Presidente Dott. Giuseppe De' Longhi, il Dott. Adami, della PricewaterhouseCoopers S.p.A., illustra alcune delle più rilevanti voci di costo, rammentando che nel mandato sono ricompresi *full audit* su società estere.

Nessun altro chiedendo la parola, il Presidente, prima di aprire la votazione chiede al personale addetto di fornirgli i dati aggiornati sulle presenze e rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e l'invito a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione.

Il Presidente dichiara quindi che il numero degli intervenuti è rimasto invariato – nove azionisti, rappresentanti in proprio o per delega n. 113.249.307 (centotredicimilioniduecentoquarantanovemilatrecentosette) azioni ordinarie pari al 75,75% delle n. 149.500.000 azioni ordinarie costituenti il Capitale Sociale – e alle ore 10:25 pone in votazione la proposta del Consiglio di Amministrazione di cui è stata appena data lettura, invitando gli azionisti a procedere alla votazione per alzata di mano.

L'Assemblea approva all'unanimità. Il Presidente proclama il risultato.

Si passa quindi alla trattazione del **quinto punto** all'ordine del giorno di parte ordinaria.

Proposta di autorizzazione all'acquisto e alla disposizione di azioni

Su consenso unanime dell'Assemblea, il Presidente omette la lettura della relazione del Consiglio di Amministrazione e passa la parola all'Amministratore Delegato Dott. Stefano Beraldo per l'illustrazione delle motivazioni e degli elementi significativi della proposta.

Il Dott. Beraldo richiama le motivazioni ampiamente illustrate nella relazione messa a disposizione del pubblico e distribuita a tutti gli azionisti intervenuti, soffermandosi tra l'altro sulla possibilità di utilizzare, se del caso, le azioni proprie anche nell'ambito di operazioni connesse a progetti industriali; evidenzia le condizioni e le modalità dell'acquisto; segnala che alla data della riunione assembleare, né De' Longhi S.p.A. né le società da questa controllate posseggono azioni ordinarie De' Longhi.

Il Presidente da quindi lettura della seguente proposta di deliberazione:

"*L'assemblea degli azionisti:*

- preso atto della relazione del consiglio di amministrazione depositata agli atti presso la sede sociale;

- tenuto conto delle disposizioni degli articoli 2357 e seguenti del codice civile e dell'articolo 132 del decreto legislativo numero 58 del 1998;

- preso atto che, alla data della presente riunione assembleare, né De Longhi S.p.A. né società da questa controllate posseggono azioni ordinarie De' Longhi;

- constatata l'opportunità di autorizzare operazioni di acquisto e di disposizione di azioni proprie, per i fini e con le modalità illustrate nella relazione;

- fermi restando i limiti di cui all'art. 2357 codice civile, di autorizzare il Consiglio ad acquistare , anche in più riprese, entro 18 mesi dalla data della presente assemblea e quindi entro il 18 ottobre 2005, azioni proprie fino al raggiungimento del quantitativo massimo di numero 14.000.000 (quattordici milioni) azioni ordinarie da nominali 3 (tre) euro cadauna e, in ogni caso, in misura non eccedente alla decima parte del capitale sociale; gli acquisti dovranno essere effettuati, ai sensi dell'articolo 132 del Decreto Legislativo numero 58 del 1998, sul mercato, secondo le modalità concordate con la gestione del mercato ed in ogni caso in modo da assicurare la parità di trattamento tra gli azionisti;

- di disporre che, a fronte degli acquisti effettuati, venga costituita una riserva azioni proprie ai sensi di legge;

- di fissare il prezzo di acquisto in un range determinato in misura non inferiore nel minimo del 20% e non superiore nel massimo del 5% al prezzo ufficiale delle contrattazioni registrate sul Mercato Telematico Azionario il giorno precedente l'acquisto;

- di autorizzare il Consiglio, ai sensi dell'art. 2357 ter cod. civ., a disporre delle azioni così acquistate, senza limiti di tempo, in una o più volte, anche prima di aver esaurito gli acquisti, mediante alienazione in borsa, ai blocchi, o mediante scambio con partecipazioni o altre attività nell'ambito di progetti industriali ed eventualmente riacquistare le azioni stesse sempre in conformità con i limiti e le condizioni stabiliti dall'autorizzazione all'acquisto; la disposizione dovrà avvenire ad un prezzo che non comporti

della media dei prezzi ufficiali registrati sul Mercato Telematico Azionario nei 5 giorni precedenti la vendita. Tale limite di prezzo potrà essere derogato solo in caso di scambi o disposizione di azioni proprie nell'ambito della realizzazione di progetti industriali;

- di conferire al Consiglio di Amministrazione – e per esso al Presidente – ogni più ampio potere occorrente per dare completa ed integrale esecuzione alle deliberazioni di cui ai punti precedenti".

Nessun altro chiedendo la parola, il Presidente, prima di aprire la votazione chiede al personale addetto di fornirgli i dati aggiornati sulle presenze e rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e l'invito a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione.

Il Presidente dichiara quindi che il numero degli intervenuti è rimasto invariato – nove azionisti, rappresentanti in proprio o per delega n. 113.249.307 (centotredicimilioniduecentoquarantanovemilatrecentosette) azioni ordinarie pari al 75,75% delle n. 149.500.000 azioni ordinarie costituenti il Capitale Sociale – e alle ore 10:34 pone in votazione la proposta del Consiglio di Amministrazione di cui è stata appena data lettura, invitando gli azionisti a procedere alla votazione per alzata di mano.

L'Assemblea approva all'unanimità. Il Presidente proclama il risultato.

Esaurita la trattazione degli argomenti all'ordine del giorno della parte ordinaria, il Presidente De' Longhi e dichiara chiusa la parte ordinaria

Il Segretario

avv. Paolo Bassilana

Il Presidente

dr. Giuseppe De'Longhi

II S.p.A.
ordinaria
- prima convocazione

ELENCO PARTECIPANTI alle ore 09:22

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
COMPANY DEFINED BENEFIT	Del.	DE NICOLA GIULIO	ORD.		4.569
N TRUST COMPANY AVFC RE					
BANK AND TRUST COMPANY UNDS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
BANK AND TRUST CO					
NATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
ANK AND TRUST CO TIONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
ANK AND TRUST CO					
RFI S.A. RFI S.A.	Vot.	DIEDERICH GEORGE	ORD. ORD.	111.999.660 135.000	
FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
GI			ORD.	750	

GHI S.p.A.
straordinaria
004 - prima convocazione

ELENCO PARTECIPANTI alle ore 09:22

	n.	8
tanti		
proprio	n.	112.135.410
r delega	n.	1.112.897
ioni	n.	113.248.307

75,75 % delle n. 149.500.000 azioni costituenti il capitale sociale

.p.A.
naria
ima convocazione

ELENCO PARTECIPANTI alle ore 09:58

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
MPANY DEFINED BENEFIT	Del.	DE NICOLA GIULIO	ORD.		4.569
RUST COMPANY AVFC RE					
NK AND TRUST COMPANY DS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
NK AND TRUST CO					
TIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
IK AND TRUST CO ONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
IK AND TRUST CO					
FI S.A.	Vot.	DIEDERICH GEORGE	ORD.	111.999.660	
FI S.A.			ORD.	135.000	
FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
UBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
I			ORD.	750	
O			ORD.	1.000	

I S.p.A.
rdinaria
- prima convocazione

ELENCO PARTECIPANTI alle ore 09:58 **Pagina 2**

	n. 9
ti	
prio	n. 112.136.410
lega	n. 1.112.897
	n. 113.249.307

'5 % delle n. 149.500.000 azioni costituenti il capitale sociale

HI S.p.A.
raordinaria
)4 - prima convocazione

ELENCO PARTECIPANTI alle ore 10:10

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
R COMPANY DEFINED BENEFIT IST	Del.	DE NICOLA GIULIO	ORD.		4.569
ERN TRUST COMPANY AVFC RE					
T BANK AND TRUST COMPANY FUNDS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
T BANK AND TRUST CO					
ERNATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
T BANK AND TRUST CO NATIONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
T BANK AND TRUST CO					
PARFI S.A. PARFI S.A.	Vot.	DIEDERICH GEORGE	ORD. ORD.	111.999.660 135.000	
A. - FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
A. - RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
LUIGI			ORD.	750	
RANCO			ORD.	1.000	

GHI S.p.A.
straordinaria
004 - prima convocazione

ELENCO PARTECIPANTI alle ore 10:10

	n. 9
ntanti	
proprio	n. 112.136.410
r delega	n. 1.112.897
ioni	n. 113.249.307

75,75 % delle n. 149.500.000 azioni costituenti il capitale sociale

S.p.A.
dinaria
prima convocazione

ELENCO PARTECIPANTI alle ore 10:12

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
OMPANY DEFINED BENEFIT TRUST COMPANY AVFC RE	Del.	DE NICOLA GIULIO	ORD.		4.569
ANK AND TRUST COMPANY NDS FOR TAX EXEMPT ANK AND TRUST CO	Del.	DE NICOLA GIULIO	ORD.		6.629
ATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
NK AND TRUST CO IONAL FUND NK AND TRUST CO	Del.	DE NICOLA GIULIO	ORD.		128.699
FI S.A. FI S.A.	Vot.	DIEDERICH GEORGE	ORD. ORD.	111.999.660 135.000	
FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
I			ORD.	750	
CO			ORD.	1.000	

II S.p.A.
ordinaria
- prima convocazione

ELENCO PARTECIPANTI alle ore 10:12

	n. 9
ti	
oprio	**n. 112.136.410**
elega	**n. 1.112.897**
i	**n. 113.249.307**

75 % delle n. 149.500.000 azioni costituenti il capitale sociale

I S.p.A.
rdinaria
- prima convocazione

ELENCO PARTECIPANTI alle ore 10:26

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
COMPANY DEFINED BENEFIT	Del.	DE NICOLA GIULIO	ORD.		4.569
N TRUST COMPANY AVFC RE					
BANK AND TRUST COMPANY UNDS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
BANK AND TRUST CO					
NATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
BANK AND TRUST CO ATIONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
ANK AND TRUST CO					
ARFI S.A.	Vot.	DIEDERICH GEORGE	ORD.	111.999.660	
ARFI S.A.			ORD.	135.000	
- FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
- RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
IGI			ORD.	750	
NCO			ORD.	1.000	

IGHI S.p.A.
straordinaria
!004 - prima convocazione

ELENCO PARTECIPANTI alle ore 10:26

	n. 9
ntanti	
ı proprio	n. 112.136.410
er delega	n. 1.112.897
ioni	n. 113.249.307

75,75 % delle n. 149.500.000 azioni costituenti il capitale sociale

I S.p.A.
rdinaria
prima convocazione

ELENCO PARTECIPANTI alle ore 10:35

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
OMPANY DEFINED BENEFIT	Del.	DE NICOLA GIULIO	ORD.		4.569
TRUST COMPANY AVFC RE					
BANK AND TRUST COMPANY NDS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
ANK AND TRUST CO					
NATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
ANK AND TRUST CO TIONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
ANK AND TRUST CO					
RFI S.A.	Vot.	DIEDERICH GEORGE	ORD.	111.999.660	
RFI S.A.			ORD.	135.000	
FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
GI			ORD.	750	
NCO			ORD.	1.000	

GHI S.p.A.
straordinaria
)04 - prima convocazione

ELENCO PARTECIPANTI alle ore 10:35 **Pagina 2**

	n. 9
tanti	
proprio	**n. 112.136.410**
r delega	**n. 1.112.897**
ioni	**n. 113.249.307**

75,75 % delle n. 149.500.000 azioni costituenti il capitale sociale

De'Longhi S.p.A.
Sede Sociale: Via L. Seitz, 47 – Treviso (TV)
Capitale Sociale: Euro 448.500.000 i.v.
Codice Fiscale e N. iscrizione al Registro delle Imprese: 11570840154
Iscritta al R.E.A. di Treviso n. 224758

Relazione sulla gestione degli Amministratori

Signori Azionisti,

In uno scenario caratterizzato da tassi di cambio sfavorevoli, consumi deboli e pressione sui prezzi di vendita, De'Longhi ha mantenuto sostanzialmente le vendite ai livelli del 2002 a tassi di cambio correnti (Euro 594,6 milioni, -1,6% rispetto al 2002). Il continuo rafforzamento dell'Euro nel corso del 2003 ha penalizzato l'andamento delle vendite e della redditività in Inghilterra, Nord America e Giappone, mercati che insieme rappresentano circa il 20% del fatturato della Società. Tale tendenza è stata particolarmente forte nell'ultimo trimestre dell'anno, il più importante per queste aree geografiche in termini di contribuzione al fatturato ed alla redditività.

Nonostante la pressione sui margini che tutto ciò ha comportato, la Società è stata in grado di reagire con azioni mirate tanto sul fronte dei costi che su quello distributivo e del mix di prodotto.

Sul fronte dei costi numerose e impegnative sono state le attività finalizzate al trasferimento di produzione in Cina; solo alcune di queste si sono potute tradurre nell'effettivo inizio di produzione, le rimanenti hanno costituito le premesse per l'avvio delle attività produttive nel 2004.

Il 2003 è stato un anno particolarmente significativo anche per quanto concerne l'innovazione di prodotto. L'introduzione dello scaldasalviette murale *Caldopanny*, del cuocipasta *Pastamore* e l'espansione della gamma della moka elettrica *Alicia* hanno permesso di aprire nuovi segmenti di mercato. Tali novità sono state supportate da rilevanti investimenti pubblicitari principalmente nel mercato italiano, dove sono stati conseguiti buoni tassi di crescita.

Sul fronte distributivo sono state aperte nuove filiali in Spagna, Australia e Nuova Zelanda in sostituzione dei precedenti distributori con buoni effetti sui rispettivi andamenti delle vendite.

L'impatto sfavorevole dell'apprezzamento dell'Euro sul margine industriale, aggravato da una pressione sui prezzi che ha influenzato principalmente la categoria dei condizionatori murali, è stato contenuto grazie alle azioni sul fronte dell'efficienza ed al crescente peso della produzione cinese, i cui costi, già inferiori per la minor incidenza della manodopera, sono per la maggior parte denominati in dollari. La Società è riuscita quindi a contenere la perdita di margine dal 51,7% del 2002 al 49,1% del 2003, in termini di incidenza sulle vendite.

Le iniziative in essere e gli accordi presi ci permetteranno di aumentare considerevolmente la quota di produzione cinese e di trasformare quella che nel 2003 è stata un'azione in difesa in un'opportunità di recupero di redditività.

Naturalmente, l'aumento della quota di prodotti provenienti dalla Cina ha comportato maggiori costi per trasporto, il che è stato reso ancor più evidente dagli aumenti delle tariffe in atto nel contesto globale dei traffici commerciali.

L'effetto combinato del minor margine industriale, dei maggiori investimenti pubblicitari e dell'incremento dei costi per i trasporti sono stati i principali fattori che hanno comportato una riduzione dell'EBITDA (da Euro 82,8 milioni nel 2002 a Euro 57,7 milioni al 31 dicembre 2003).

L'utile d'esercizio è stato pari a Euro 9,8 milioni (Euro 15,8 milioni nel 2002), al netto di componenti straordinari per oltre Euro 10 milioni, di cui circa Euro 6,5 milioni relativi al condono fiscale.

Le azioni sul fronte dell'efficienza e dello spostamento di volumi di produzione addizionali in Cina, ci fanno ritenere di poter conseguire sensibili miglioramenti di redditività nel 2004.

Eventi significativi

Nei principali segmenti di business della Società, sono state sviluppate nel corso del 2003 importanti iniziative e accordi propedeutici al rafforzamento e potenziamento delle strutture produttive e di acquisto in Cina.

Per quanto riguarda i prodotti per la cottura, è stato avviato il trasferimento del know-how relativo alla fabbricazione delle friggitrici al nostro stabilimento cinese di Tricom, con produzione effettiva a partire da giugno. Nel medesimo stabilimento è proseguita poi la localizzazione di alcuni modelli di macchine da caffè ed è stato sviluppato e prodotto l'innovativo cuocipasta *Pastamore*.

Per quanto concerne il segmento del condizionamento è stato completato il trasferimento integrale della produzione in Cina dei condizionatori murali e sono state gettate le basi tecniche e organizzative per la produzione su larga scala della gamma intermedia di condizionatori portatili e di deumidificatori.

Nel segmento della pulizia e stiro sono state sostenute rilevanti attività per la selezione ed il perfezionamento di accordi di produzione con partners cinesi; uno di questi ha reso disponibile parte della sua fabbrica, in esclusiva, per la produzione di sistemi stiranti che verranno commercializzati dalla Società nel corso del 2004.
Simili accordi sono in corso di perfezionamento per quanto riguarda i prodotti per la pulizia della casa.

Per il riscaldamento il 2003 è stato caratterizzato dalla costituzione del secondo polo industriale in Cina, avvenuta mediante un'operazione che ha portato al controllo, mediante la controllata De'Longhi Nederland B.V., di una nuova società che ha rilevato la totalità delle attività industriali prima facenti capo a uno dei maggiori produttori mondiali di radiatori ad olio e altri prodotti del riscaldamento portatile. Questa azienda dispone di tre stabilimenti produttivi a Zhongshan nella provincia del Guang Dong.

La nuova struttura industriale cinese affiancherà quella già esistente di Tricom, dedicata alla produzione di piccoli elettrodomestici (polo plastico) e permetterà di accelerare il processo di delocalizzazione industriale in Cina nel 2004 e supportare la produzione di radiatori e altri prodotti del riscaldamento.

Nel corso del 2003 si è inoltre rafforzata la struttura di DL Trading dedicata a svolgere attività finalizzata agli approvvigionamenti, al controllo qualità, al supporto della logistica per le operazioni in Cina e Hong Kong, funzioni tipiche di una centrale acquisti di Gruppo.

Tutte le precedenti fasi hanno impegnato le strutture organizzative e le risorse umane della Società che si sono rese partecipi di rilevanti sforzi finalizzati a garantire gli elevati standards qualitativi e di efficienza.

Nel corso del 2003 sono state altresì costituite le società De'Longhi Australia Pty Ltd., De'Longhi New Zealand Ltd. e De'Longhi Electròdomesticos Espana S.L., operanti nella commercializzazione dei prodotti della Società nei rispettivi mercati di appartenenza in sostituzione dei precedenti distributori.

È stata infine costituita la società De'Longhi Finance S.A., per svolgere il coordinamento del cash pooling internazionale per le società estere del Gruppo e per la gestione accentrata di altre attività finanziarie del Gruppo.

Sul fronte prodotti, una particolare menzione merita la finalizzazione del progetto di sviluppo e la realizzazione e commercializzazione della macchina da caffè superautomatica De'Longhi che consente di entrare in un segmento caratterizzato da buona redditività.

Lo scenario di mercato

Nel corso del 2003 è proseguita la debolezza congiunturale nei Paesi dell'area Euro, vi sono stati modesti segnali di ripresa degli Stati Uniti e si sono ulteriormente rafforzate le principali economie asiatiche, compreso il Giappone, il cui PIL è aumentato del 2,6% dopo anni di contrazione.

Nell'area Euro il PIL ha riportato una crescita modesta (+0,4%), in conseguenza della debolezza dei consumi in Germania (PIL in diminuzione dello 0,1%), Francia (+0,2%) e Italia (+0,3%). Le esportazioni sono state inoltre sfavorite dal crescente rafforzamento dell'Euro; la fiducia dei consumatori si è mantenuta su livelli modesti ed è stata accompagnata da forti tensioni nel mercato del lavoro.

L'economia britannica (PIL in crescita del 2,3%) è stata sostenuta dalla spesa pubblica e dai consumi privati, favoriti a loro volta dai bassi livelli dei tassi d'interesse e dalla ripresa occupazionale.

Il mercato del piccolo elettrodomestico in Italia è risultato in ripresa nel 2003 sia a valore sia a volumi. A livello europeo è proseguita la crescita delle macchine per il caffè nei principali mercati, sia nel segmento espresso che filtro.

Nel segmento condizionamento e trattamento dell'aria notevole è stata la crescita dei volumi di condizionatori mobili e fissi, pur in presenza, per questi ultimi, di una riduzione significativa dei prezzi di vendita medi.

Andamento dei tassi e dei cambi

Il 2003 è stato caratterizzato da una diminuzione dei tassi d'interesse nelle principali economie e dall'ulteriore apprezzamento dell'Euro.
Considerando i tassi di cambio medi nel 2003 rispetto a quelli del 2002, l'Euro si è rivalutato di quasi il 20% sul Dollaro, del 10% nei confronti della sterlina e di circa l'11% rispetto allo Yen.
Nel biennio 2002-2003 la rivalutazione dell'Euro sul Dollaro è stata del 43%, nei confronti della Sterlina del 16% e rispetto allo Yen del 17%.

L'impatto di questo fenomeno sulle vendite della Società in Nord America, Inghilterra e Giappone (che rappresentano circa il 20% del totale vendite annue) ha condizionato

Andamento della gestione

Si presenta, nel seguito, una riclassificazione dei conti economici:

	2003	% sulle vendite	2002 (*)	% sulle vendite
	Euro mil.	%	Euro mil.	%
Ricavi netti (*)	594,6	100,0%	604,5	100,0%
Variazioni 2003/2002	*(9,9)*	*(1,6%)*		
Consumi (*)	(302,9)	(50,9%)	(292,1)	(48,3%)
Margine Industriale	**291,7**	**49,1%**	**312,4**	**51,7%**
Costi per servizi e oneri diversi	(157,1)	(26,4%)	(148,4)	(24,6%)
Valore aggiunto	**134,6**	**22,6%**	**164,0**	**27,1%**
Costo del lavoro	(69,6)	(11,7%)	(73,0)	(12,1%)
Accantonamenti	(7,3)	(1,2%)	(8,2)	(1,4%)
EBITDA	**57,7**	**9,7%**	**82,8**	**13,7%**
Variazioni 2003/2002	*(25,1)*	*(30,3%)*		
Ammortamenti	(30,3)	(5,1%)	(37,9)	(6,3%)
Risultato operativo	**27,4**	**4,6%**	**44,9**	**7,4%**
Variazioni 2003/2002	*(17,5)*	*(39,0%)*		
Proventi (Oneri) finanziari	(7,0)	(1,2%)	(17,6)	(2,9%)
Gestione Straordinaria	(10,0)	(1,7%)	(1,1)	(0,2%)
Risultato prima delle imposte	**10,4**	**1,7%**	**26,2**	**4,3%**
Imposte dell'esercizio	(0,6)	(0,1%)	(10,4)	(1,7%)
Utile dell'esercizio	**9,8**	**1,6%**	**15,8**	**2,6%**

(*) Per il 2002, al netto dei ricavi/costi conseguiti nell'esercizio tra De' Longhi S.p.A. e le società incorporate.

I ricavi 2003 risultano essere sostanzialmente in linea con il 2002 (dati pro-forma). Le tabelle riepilogative dei ricavi netti per area geografica e segmento di business sono riportate nella Nota Integrativa a cui si rimanda.

Buono l'andamento del segmento condizionamento (+13,1%), in calo il segmento del riscaldamento (-5%) a causa degli impatti sfavorevoli dei cambi; in leggero calo i ricavi dei segmenti cottura e preparazione cibi e pulizia della casa (-3,8%).

L'andamento per area geografica evidenzia un aumento sul mercato italiano (+7,7%), soprattutto per effetto del buon andamento del condizionamento. Negli Stati Uniti, Canada e Giappone si è registrato un calo delle vendite, soprattutto per gli effetti sfavorevoli dei cambi.

La pressione esercitata dal rafforzamento dell'Euro e dalla riduzione dei prezzi, scaricatasi interamente a livello di margine industriale ha trovato compensazione nell'accelerazione del processo di delocalizzazione delle produzione e acquisti in Cina e da alcune azioni di risparmio dei costi implementate nella Società.
Tutto questo, unitamente agli effetti di un migliore mix prodotto, ha consentito di contenere gli effetti sul margine industriale che è passato, come incidenza sulle vendite, dal 51,7% del 2002 al 49,1% al 31 dicembre 2003.

Sul fronte dei costi si rilevano i maggiori investimenti in pubblicità (l'incidenza è aumentata dal 5,7% sulle vendite al 6,9% con un aumento in valore assoluto di Euro 6,1 milioni) soprattutto nel mercato italiano a sostegno del lancio di nuovi importanti prodotti quali lo scaldasalviette murale *Caldopanny*, il cuocipasta *Pastamore*, e l'espansione della gamma della moka elettrica *Alicia*, prodotti che hanno permesso di aprire nuovi segmenti di mercato. Grazie a tali investimenti l'immagine del marchio De'Longhi e le quote di mercato hanno tratto beneficio.

Ulteriore elemento di discontinuità rispetto al 2002 è rappresentato dall'aumento dei costi di trasporto ascrivibile all'incremento dei volumi di vendita, agli effetti della delocalizzazione produttiva e di acquisto che ha comportato un aumento della percorrenza media dei trasporti e all'aumento generalizzato delle tariffe dei noli commerciali.

Per effetto di quantosopra l'EBITDA è sceso da Euro 82,8 milioni a Euro 57,7 milioni con un'incidenza sulle vendite nette passata dal 13,7% al 9,7%

Minore la riduzione a livello di reddito operativo, con un'incidenza sulle vendite che passa dal 7,4% al 4,6%, per effetto della minore incidenza degli ammortamenti prevalentemente ascrivibile al completamento del processo di ammortamento ed all'alienazione di alcuni cespiti.

La gestione finanziaria mostra un saldo di Euro 7,0 milioni, in miglioramento rispetto al 2002 (Euro 17,6 milioni) per l'effetto soprattutto del miglior risultato della gestione delle partecipazioni (che include dividendi ricevuti da società controllate e alcune svalutazioni di partecipazioni).

Si segnala che in data 28 aprile è stato rimborsato il prestito obbligazionario di Euro 150 milioni che, nei primi quattro mesi, ha comportato oneri finanziari al tasso del 7% per effetto di coperture sui tassi di interesse. Il 2003 ha quindi beneficiato solo per otto mesi della riduzione del costo del denaro in quanto le fonti di finanziamento sostitutive rappresentate da finanziamenti a medio/lungo termine maturano tassi di interesse in linea con il mercato ed in particolare con uno *spread* inferiore ai 100 b.p. sull'Euribor.

L'utile netto è stato pari a Euro 9,8 milioni in presenza di oneri straordinari pari a Euro 10,0 milioni, relativi soprattutto agli oneri per il condono ai fini fiscali.

[illegible]alisi della situazione [illegible]rimoniale e della gestione finanziaria

Riepiloghiamo di seguito la situazione patrimoniale finanziaria:

	2003	2002	Variazione 2003-2002
	Euro mil.	Euro mil.	Euro mil.
Crediti v/ clienti	208,3	235,5	(27,2)
Rimanenze	105,8	101,2	4,6
Debiti v/ fornitori	(173,6)	(147,4)	(26,2)
Altro	10,3	(0,8)	11,1
Capitale Circolante Netto	**150,8**	**188,5**	**(37,7)**
Attività non correnti:			
Immobilizzazioni Immateriali	80,4	87,8	(7,4)
Immobilizzazioni Materiali	99,1	100,6	(1,5)
Immobilizzazioni Finanziarie	297,4	48,1	249,3
Passività non correnti	(39,2)	(26,6)	(12,6)
Capitale investito netto	**588,5**	**398,4**	**190,1**
Patrimonio Netto	519,1	518,3	0,8
Totale Fonti non finanziarie	**519,1**	**518,3**	**0,8**
Posizione finanziaria netta	**(69,4)**	**119,9**	**189,3**

Il capitale circolante netto ammonta a Euro 150,8 milioni in diminuzione rispetto al medesimo periodo del precedente esercizio di Euro 37,7 milioni; a perimetro comparabile, depurato dell'effetto dell'operazione di *securitisation*, il capitale circolante netto ammonta a Euro 243,8 milioni (nel 2002 ammontava a Euro 272,8 milioni) con una diminuzione di Euro 28,9 milioni.

La posizione finanziaria netta è passata da un saldo positivo di Euro 119,9 milioni al 31.12.2002 ad un saldo negativo di Euro 69,4 milioni al 31.12.2003 per effetto soprattutto della liquidazione della società controllata De'Longhi Pinguino S.A. (così come commentato di seguito), della gestione economica e della migliore efficienza nella gestione del Capitale Circolante.

Principali società Controllate

Climaveneta S.p.A.

E' una società che svolge attività di produzione di macchine e sistemi frigoriferi di medie e grandi dimensioni nel segmento del condizionamento.

Nonostante la lieve contrazione dei ricavi, pari ad Euro 96,0 milioni al 31 dicembre 2003 (Euro 98,6 milioni nel 2002), l'EBITDA è stato pari a Euro 15,2 milioni, in crescita rispetto al 2002 di Euro 2,1 (+16,5%).

La società detiene alcune partecipazioni di controllo in società estere, specializzate nella distribuzione di grandi condizionatori in Francia e Germania, ed una partecipazione al 50% nella società Chat Union Climaveneta Company Ltd., che controlla a sua volta una società con sede a Shangai, operativa nella produzione di grandi condizionatori per il mercato cinese.

Climaveneta S.p.A. è stata ceduta da De'Longhi Pinguino S.A. ad una nuova subholding italiana; successivamente all'acquisizione, la nuova subholding ha incorporato Climaveneta S.p.A. così da consentire la creazione di un sottogruppo dedicato alla specifica area di business e direttamente controllato da De' Longhi S.p.A..

De'Longhi Finance S.A.
La società, acquisita e successivamente capitalizzata per circa Euro 242 milioni, ha assunto la funzione di coordinatore delle attività di cash pooling internazionale per le società estere del Gruppo e di altre attività finanziarie del Gruppo.

DL Radiators S.p.A.
La società svolge attività di produzione e commercializzazione di unità terminali per sistemi di riscaldamento fisso.
I ricavi netti sono stati pari a Euro 71,5 milioni al 31 dicembre 2003, in crescita rispetto al 2002 di Euro 10,2 milioni (+16,6%).
L'EBITDA ammonta a Euro 5,5 milioni nel 2003 (Euro 6,4 milioni nel 2002) con un'incidenza sui ricavi pari al 7,7%.

Elba S.p.A.
La società svolge attività di produzione di cucine *free-standing*, di piani di cottura e di forni *built-in* nel segmento dei prodotti per la cottura e preparazione dei cibi.
I ricavi netti sono stati pari a Euro 74,1 milioni al 31 dicembre 2003, in leggera crescita rispetto al 2002; è in crescita rispetto al precedente esercizio anche l'EBITDA, pari a Euro 7,5 milioni (con un'incidenza sulle vendite del 10,1%).

De'Longhi Japan Corp.
E' una società che svolge attività di distribuzione dei prodotti della Società nel mercato Giapponese.
I ricavi netti ammontano a JPY 5.785 milioni al 31 dicembre 2003, in diminuzione di JPY 1.448 milioni rispetto al 2002 (-20%).

De'Longhi Australia Pty Ltd. – De'Longhi New Zealand Ltd.
La società è stata costituita nel corso del 2003 ed ha rilevato, anche attraverso la controllata De'Longhi New Zealand Ltd., l'attività di commercializzazione di prodotti del Gruppo nei rispettivi mercati di appartenenza, in sostituzione dei precedenti distributori.
Nel 2003 i ricavi di De'Longhi Australia sono stati pari ad AUD 29,8 milioni, quelli della controllata De'Longhi New Zealand Ltd. pari a NZD 17,6 milioni.

Gruppo Kenwood
Il Gruppo Kenwood comprende numerose società, controllate dalla sub-holding Kenwood Appliances Plc.; le società operative più rilevanti del Gruppo sono Kenwood Ltd ed Ariete S.p.A..
Si segnala che i risultati di Kenwood Ltd al 31 dicembre 2003 evidenziano ricavi delle vendite per GBP 129,2 milioni, in crescita del 14,5% rispetto al 2002 (+16,4 milioni) ed un EBITDA di GBP 12,5 milioni, in crescita rispetto al 2002 (+1,3 milioni, pari all'11,2%).

Per quanto riguarda la società Ariete S.p.A., considerando i dati economici consolidati, si segnala una crescita dei ricavi di oltre il 4% rispetto al precedente esercizio (da Euro 119,1 milioni nel 2002 a Euro 124,0 milioni nel 2003).
L'EBITDA ammonta ad Euro 15,9 milioni, sostanzialmente in linea rispetto al precedente esercizio.

De'Longhi Ltd.
E' una società che svolge attività di distribuzione dei prodotti del Gruppo nel Regno Unito. I ricavi netti ammontano a GBP 38,9 milioni (GBP 37,3 milioni nel 2002).

De'Longhi America Inc.
E' una società che svolge attività commerciale sul mercato americano.
I ricavi netti ammontano a USD 98 milioni al 31 dicembre 2003, in diminuzione rispetto al 2002 (-6,0%);

De'Longhi France SARL
La società distribuisce prodotti a marchio De'Longhi e Kenwood nel mercato francese. I ricavi ammontano a Euro 56,0 milioni, in crescita rispetto al precedente esercizio per 5,8 milioni (+11,5%).

De'Longhi Deutschland GMBH
La società commercializza prodotti a marchio De'Longhi e Kenwood nel mercato tedesco. Il fatturato raggiunto nel 2003, pari a M/Euro 32,7 milioni, è in crescita rispetto al precedente esercizio (+4,1 milioni di Euro, pari al 14,3%).

De'Longhi Electròdomesticos Espana S.L.
La società, costituita nel 2003, è attiva nella commercializzazione dei prodotti nel mercato spagnolo. Nel primo anno di attività ha realizzato ricavi per Euro 15,2 milioni.

De'Longhi Nederland B.V.
La società, oltre a svolgere attività di commercializzazione di prodotti del Gruppo nel mercato olandese, funge da subholding per la gestione di alcune partecipazioni.
Nel precedente esercizio aveva già assunto il controllo delle attività ubicate in Hong Kong e Quing-Xi-Town (Cina) per la produzione di piccoli elettrodomestici, mediante l'acquisizione della partecipazione in DL Trading Ltd. Nel corso del 2003 ha acquisito il controllo di una nuova società, Promised Success Limited, che ha rilevato attraverso la controllata On Shiu (Zhongshan) Electrical Appliance Company Limited l'attività di tre stabilimenti produttivi per la produzione di radiatori ad olio a Zhongshan, nella provincia del Guang Dong.

De'Longhi Pinguino S.A., che ha completato nel corso dell'esercizio il rimborso del prestito obbligazionario di Euro 150 milioni, è stata posta in liquidazione in un'ottica di ristrutturazione finanziaria e di contenimento dei costi e di semplificazione della struttura del Gruppo.

Risorse umane

Al 31 dicembre 2003 i dipendenti della De'Longhi S.p.A. erano 2.129 (2.342 nel 2002) così suddivisi:

	31.12.2003	31.12.2002
Operai	1.468	1.654
Impiegati	621	648
Dirigenti	40	40
Totale	**2.129**	**2.342**

Nella Società sono stati impiegati complessivamente 2.129 dipendenti, 213 unità in meno rispetto all'anno precedente.

Il numero medio dei dipendenti è passato da 2.388 dipendenti nel 2002 a 2.260 nel 2003.

Per quanto concerne lo sviluppo delle risorse interne sono stati realizzati alcuni importanti interventi di formazione professionale rivolti a managers di diverse aree aziendali che ricoprono ruoli di responsabilità nell'ambito di diverse funzioni aziendali e ai Project Leader che operano nell'ambito delle strutture di Ricerca e Sviluppo.

Rilevante il coinvolgimento nelle azioni rivolte alla delocalizzazione produttiva e negli acquisti da parte della quasi totalità delle funzioni tecnico-produttive.
Sono state inoltre rinforzate le strutture manageriali del polo industriale cinese.

Revisione della piattaforma industriale

Nel 2003 è proseguito il processo di delocalizzazione di parte della produzione presso lo stabilimento di Tricom in Cina; in particolare è stato completato il trasferimento delle linee relative ai termoventilatori ed è stato avviato, e sarà completato nel corso del primo semestre 2004, il trasferimento delle linee per le friggitrici.
Soddisfacenti i risultati ottenuti sia in termini di riduzione dei costi che qualitativi.
Sono state inoltre potenziate le risorse dedicate al potenziamento della struttura di Tricom soprattutto per quanto riguarda il controllo qualità.

Il potenziamento delle attività produttive in Cina è avvenuto senza una sostanziale riduzione dell'attività delle fabbriche italiane che non hanno sofferto di problemi di particolare inefficienza in considerazione dell'incremento dei volumi realizzato rispetto al 2002.

La Società, dopo l'acquisizione delle attività produttive prima facenti capo a uno dei maggiori produttori mondiali di radiatori ad olio, dispone ora di una duplice piattaforma produttiva dedicata, oltre che al polo plastico, al riscaldamento.

Qualità

E' stato adeguato e certificato il sistema qualità secondo i requisiti della nuova norma Vision 2000 (ISO 9001:2000) negli stabilimenti di De'Longhi (polo plastico).

Logistica

Il 2003 è stato caratterizzato dalla notevole crescita dei costi per trasporti causata, oltre che dall'incremento dei volumi di vendita, dalla delocalizzazione produttiva, che a fronte della riduzione dei costi di produzione e di acquisto, ha comportato un aumento dei costi di logistica connesso all'aumento della percorrenza media dei trasporti. Altro fattore rilevante è dato dall'aumento generalizzato delle tariffe dei noli commerciali.

Distribuzione

Il 2003 ha risentito positivamente dell'apertura delle nuove filiali che hanno consentito alla Società di essere più focalizzata e vicino al mercato.
I buoni risultati raggiunti in termini di crescita delle vendite dei paesi interessati confermano la correttezza delle scelte effettuate.

E' stato poi il primo anno completo di commercializzazione, con buoni risultati, di elettrodomestici a marchio Kenwood in Italia con una struttura di vendita specificatamente dedicata.

Sistemi informativi

Lo sviluppo dei sistemi informativi commerciali è proseguito nella direzione tracciata dalle originarie scelte strategiche che imperniano sul prodotto software SAP le attuali e potenziali funzionalità del sistema informativo.

In particolare i progetti che sono stati realizzati si inseriscono nella strategia della Società di estendere il sistema "unico ed integrato" su tutte le società del Gruppo per migliorare l'affidabilità e la tempestività dell'informazione, l'efficienza nella gestione dei rapporti infragruppo, nonché il controllo sulle attività delle società.
Nel corso nel 2003 l'attività si è concentrata principalmente nell'integrazione delle attività di Kenwood Ltd (UK), di Tricom e DL Trading (Hong Kong/Cina) e della filiale spagnola.

Sono stati inoltre implementati i progetti relativi alla gestione del magazzino centrale Europa (Mignagola), alla gestione degli interventi dei centri di assistenza Italia e Estero ed alla gestione degli ordini di vendita.

Copertura di rischi

La Società ha in atto estese coperture assicurative sia per quanto riguarda le principali attività (immobilizzazioni materiali e crediti) nonché per eventuali rischi connessi ai prodotti venduti.

La Società inoltre adotta una politica di copertura dei rischi finanziari (legati ai tassi di cambio e ai tassi di interesse).

L'attività di ricerca e sviluppo

Nel corso del 2003 le attività di sviluppo hanno permesso di introdurre sul mercato numerosi nuovi prodotti sia di progettazione e produzione interna che d'acquisto.

Tra i progetti completati nel 2003 si segnala la finalizzazione del progetto per la prima macchina automatica per la cottura della pasta *Pastamore* sviluppata e realizzata presso lo stabilimento di Tricom e del progetto relativo alla nuova macchina *Superautomatica* che si è concretizzato nell'apertura di un nuovo segmento di mercato caratterizzato da forte know - how e da barriere all'entrata tecnologicamente elevate, anche dal punto di vista brevettuale.

Segnaliamo inoltre la ricerca e sviluppo di soluzioni innovative nel riscaldamento mobile (che ha come obiettivo la ricerca della leggerezza dei materiali utilizzati ed il riscaldamento per irraggiamento con elevata efficienza energetica).

Nel segmento del condizionamento l'attività si è rivolta alle azioni tecniche per innalzare alla classe A l'etichettatura energetica della gamma di prodotto.

Significativa è stata inoltre l'attività volta al trasferimento della tecnologia produttiva per alcune famiglie di prodotto presso lo stabilimento di Tricom in Cina; tale attività ha riguardato la necessità di effettuare una nuova omologazione di tutta la componentistica di produzione interna e esterna per poter garantire i consueti standards qualitativi.

L'attività svolta ha tra l'altro consentito di accedere ai benefici concessi dalla Legge 46/82 e successive modifiche relativi a prodotti di ricerca applicata e di innovazione tecnologica.
In particolare segnaliamo i progetti relativi alla "gamma di condizionatori a basso impatto energetico – protocollo di Kyoto" e per la "macchina per la produzione di acqua o aria calda o fredda mediante un fluido frigorigeno – progetto Chiller"
Tali benefici consistono in finanziamenti a lungo termine a tassi agevolati e contributi a fondo perduto.

Variazioni del quadro normativo

La Società è attiva nei vari organismi associativi e isitituzionali deputati a seguire l'evoluzione del quadro normativo che impatta la propria attività sia a livello nazionale che internazionale.
Si segnala al riguardo il Regolamento 2037/2000 che prevede per la U.E. il divieto a partire dal 1.1.2004 di impiegare nella produzione di condizionatori i gas refrigeranti sintetici HCFC; pertanto tutta la produzione di macchine si baserà esclusivamente sugli HFC o sull'alternativa ecologica del propano. La Società, alla luce dell'esperienza già ottenuta nei condizionatori solo freddo non dovrebbe avere impatti significativi dai nuovi limiti introdotti.

Per quanto riguarda la Direttiva 2002/31 CE riguardante l'etichettatura energetica dei condizionatori, il 2004 dovrebbe essere l'anno di partenza, dopo un anno di sospensione dovuto alla mancanza di uno standard Europeo uniforme. Tutti i condizionatori monoblocco aria/aria essendo caricati con gas naturale R290 vanteranno grandi efficienze e potranno quindi essere etichettati in classi elevate.

Segnaliamo inoltre che l'aggiornamento del documento programmatico sulla sicurezza avverrà nei termini di legge.

Investimenti e prodotti

Nel corso dell'esercizio la Società ha investito circa Euro 17,8 milioni in immobilizzazioni materiali, soprattutto con riferimento agli investimenti nei principali stabilimenti produttivi, per l'ampliamento della palazzina uffici in sede a Treviso e per i nuovi stampi e attrezzature destinati alla realizzazione ed al lancio di nuovi prodotti, a rafforzamento delle varie famiglie di prodotti in cui la Società opera.

Nel corso del 2003 sono state molte le novità di De'Longhi in tutti i segmenti di business.

Nel segmento dei prodotti per la cottura e preparazione cibi segnaliamo nelle macchine per il caffè il lancio della nuova macchina *Superautomatica*, prodotto lanciato in alcuni mercati internazionali solo alla fine dell'anno che troverà suo compimento nel corso del 2004 ed il notevole successo della moka elettrica riscontrato per il secondo anno consecutivo, anche nelle versioni 4 tazze e con timer.

Un altro prodotto dal rilevante contenuto innovativo è stato *Pastamore*, la prima macchina automatica per la cottura della pasta. Lanciata a fine anno nel mercato italiano, sarà introdotta in paesi quali Germania e Grecia già nei primi mesi del 2004.

Il marchio Simac ha introdotto una novità importante all'interno della matura famiglia di frullatori, grazie al *Mangiabevi* Simac. Questo frullatore, dotato di un comodo dispenser, ha ravvivato l'intera categoria e riconfermato il marchio *BravoSimac* nel mercato Italia.

Nel segmento della pulizia della casa e stiro va segnalata l'introduzione in Italia ed all'estero del nuovo sistema stirante a caricamento continuo in due modelli per De'Longhi e Simac. Questo nuovo prodotto ha confermato il presidio De'Longhi sul segmento sia a livello domestico che internazionale.

E' continuata l'espansione della gamma dei deumidificatori compatti con l'aggiunta di funzioni elettroniche e di riscaldamento.

Infine rilevante il lancio pubblicitario di *Caldobagno* e *Caldopanny*, lo scalda asciugamani di facile installazione murale. Il prodotto è stato lanciato sia in Italia, sia in Spagna con un adeguato supporto pubblicitario.

Molti di questi prodotti potranno conoscere una loro maturazione nel corso del 2004, anno in cui potremmo godere del loro lancio commerciale per l'interezza dell'anno nei principali mercati.

Tutte le comunicazioni all'estero hanno avuto come motivo comune la strategia "*Living Innovation*", continuando il lavoro cominciato nel 2002 e utilizzando format comuni a tutti i paesi. Tali format hanno consentito di ottenere una coerente immagine di marca, a livello internazionale, oltre a consistenti risparmi dovuti alle economie di scala.

Il 2003 è stato caratterizzato dal lancio di numerosi nuovi importanti prodotti quali lo scaldasalviette murale *Caldopanny*, il cuocipasta *Pastamore*, che hanno aperto nuovi segmenti di mercato ma che hanno comportato maggiori investimenti necessari per farli conoscere al mercato.

La campagna pubblicitaria si è concentrata su alcuni dei principali prodotti di De'Longhi:

- *Alicia* De'Longhi attraverso una continuazione dello sforzo pubblicitario per sostenere il lancio del prodotto, per dare continuità alla presenza comunicativa sul prodotto, e per supportare l'ampliamento della gamma (Moka 4 tazze) e dell'uscita della Moka elettronica.

- *Pastamore* De'Longhi con il lancio del nuovo cuocipasta nel mese di dicembre

- *Caldobagno* e *Caldopanny* De'Longhi per supportare il lancio del nuovo prodotto murale con una campagna televisiva seguita da un mantenimento in stampa periodica.

Piani di stock option

A luglio del 2001 era stata data attuazione al piano di stock option deliberato dal Consiglio di Amministrazione il 12 giugno 2001, i cui scopi sono individuabili nella volontà di fidelizzare le risorse chiave, focalizzandone l'attenzione sui fattori di successo a medio-lungo termine, e di mantenere o migliorare la competitività del Gruppo sul mercato nazionale ed internazionale delle remunerazioni, introducendo una variabile economica correlata alla creazione di valore per la società e gli azionisti.
Inizialmente erano stati coinvolti 63 dipendenti italiani ed esteri ricoprenti posizioni chiave a livello di gruppo ed erano state assegnate complessivamente circa 6.900.000 opzioni delle quali la maturazione di una parte è legata al raggiungimento di obiettivi, mentre un'altra parte è legata al mantenimento del rapporto di lavoro con il Gruppo.
Le opzioni saranno esercitabili in tranches a decorrere dall'anno 2004 e fino al 28.02.2006 nell'ambito di periodi definiti.

Nel corso del 2003 il Consiglio di Amministrazione della De'Longhi S.p.A. ha deliberato un nuovo inserimento nel piano di Stock Option, assegnando 80.000 opzioni, mentre hanno lasciato il Gruppo 3 dipendenti che erano già parte del piano.

Al 31.12.2003 i partecipanti al piano sono 64 e le opzioni complessivamente assegnate sono 6.959.510.

	2003				2002			
Descrizione	Parteci-panti	Numero opzioni totale	Periodo esercizio	Prezzo di esercizio	Parteci-panti	Numero opzioni totale	Periodo esercizio	Prezzo di esercizio
Situazione al 01.01	60 3 3	6.586.627 293.890 236.500	2004-'06 2004-'06 2005-'06	3,400 4,123 4,765	63	6.867.225	2004-'06	3,400
Nuovi inserimenti del periodo	1	80.000		3,460	3 3	293.890 236.500	2004-'06 2005-'06	4,123 4,765
Diritti decaduti nel periodo	(3)	(237.507)		3,400	(3)	(280.598)	-	3,400
Situazione a fine periodo	**64**	**6.959.510**			**66**	**7.117.017**		

In data 15.12.2003 il Consiglio di Amministrazione di De'Longhi S.p.A. ha deliberato un aumento del capitale sociale a servizio del piano di stock option 2001-2006, le cui opzioni sono diventate esercitabili a partire dal 01.01.2004.

Corporate Governance

Nel corso del 2003 il sistema di *Corporate Governance* di De'Longhi S.p.A. si è munito di ulteriori strumenti per l'ottimizzazione dello stato del controllo interno, per permettere al Consiglio di Amministrazione di identificare e gestire adeguatamente i principali rischi aziendali.
In particolare, il Consiglio di Amministrazione ha adottato, durante la riunione del 4 marzo 2003, la nuova versione del Codice di Autodisciplina presentata dal Comitato per il Controllo Interno e per la Corporate Governance, in recepimento delle modifiche apportate nel luglio 2002 al Codice dal Comitato per la Corporate Governance delle Società Quotate di Borsa Italiana S.p.A..
Inoltre, il Consiglio di Amministrazione ha proseguito il processo di adeguamento alle disposizioni del D.Lgs. 231/2001 già in precedenza affrontato dal management, anche con la collaborazione del Comitato per il Controllo Interno e per la Corporate Governance e dell'Internal Auditor, allo scopo di intraprendere le azioni necessarie per giungere alla elaborazione del "Modello Organizzativo" previsto dal decreto medesimo.
Infine, il Consiglio di Amministrazione ha approvato il Codice Etico e "Le linee guida e i criteri di identificazione delle operazioni significative e, in particolare, delle operazioni con parti correlate".

Per le informazioni riguardanti la Corporate Governance si rimanda comunque alla relazione predisposta ai sensi dell'Art. IA 2.13 delle Istruzioni del Regolamento di Borsa che riporta una completa informativa sulle modalità di attuazione del sistema di Corporate Governance e del Codice di Autodisciplina. Tale relazione sarà depositata presso la Borsa italiana.

ecipazioni etenute da mministratori Sindaci

Ai sensi dell'art. 79 del Regolamento Consob Delibera n. 11971 del 14/05/1999, si forniscono le informazioni relative alle partecipazioni detenute da amministratori e sindaci nella De'Longhi S.p.A. e in società controllate.

Cognome e nome	Società partecipata	Possesso al 31.12.02	Acquisti 2003	Vendite 2003	Possesso al 31.12.03
De'Longhi Giuseppe	Elba S.p.A.	90	-	-	90
De'Longhi Fabio	De'Longhi S.p.A. (*)	447.570 (*)	-	-	447.570 (*)
De'Longhi Fabio	De'Longhi Pinguino SA	1	-	(1)	-
Beraldo Stefano	De'Longhi S.p.A.	20.600	-	-	20.600
Sandri Giorgio	De'Longhi S.p.A.	30.750	-	-	30.750
Sartori Silvio	De'Longhi S.p.A.	100.000 (*)	-	-	100.000 (*)
Lanfranchi Massimo (sindaco effettivo)	De'Longhi S.p.A. (*)	750 (*)	-	-	750 (*)

(*) sono incluse partecipazioni detenute indirettamente e/o tramite familiari

apporti con società ontrollanti, ontrollate, collegate correlate

Gli effetti derivanti dai rapporti di De'Longhi con le società controllanti, controllate, collegate e con le parti correlate, sono riepilogate nella Nota Integrativa.

ntroduzione dei rincipi contabili nternazionali

Per effetto dell'entrata in vigore del Regolamento (CE) n. 1606/2002 del Parlamento Europeo e del Consiglio e del Regolamento (CE) n. 1725/2003 della Commissione, a partire dall'esercizio 2005 le società con titoli negoziati in mercati regolamentati degli Stati membri redigono il bilancio consolidato conformemente ai principi internazionali (IAS).

Al fine di adempiere alle disposizioni dei predetti regolamenti, già nel corso del 2003 la Società ha iniziato un'attività di analisi dei predetti principi, al fine di valutarne gli impatti più significativi sul bilancio. Sono stati pianificati degli interventi di aggiornamento del personale, che hanno condotto all'identificazione di gruppi di lavoro per l'approfondimento delle tematiche più innovative.

Attualmente è stata completata una prima fase di analisi dei principali effetti dell'applicazione dei principi internazionali; nel corso del 2004, la fase di ulteriore approfondimento consentirà la redazione di una situazione patrimoniale alla data di transizione (per De'Longhi il 1 gennaio 2004), elaborata sulla base dei principi internazionali, anche alla luce delle recenti pronunce dello IASB.

ndamento del titolo

Il titolo De'Longhi nel corso del 2003 ha riportato un valore massimo di Euro 4,7 (gennaio 2003) e un valore minimo di Euro 3,0 (febbraio 2003), con un prezzo medio nei 12 mesi di Euro 3,6. Nel corso dell'anno sono aumentati i volumi di contrattazione, con una media giornaliera di circa 215.000 azioni rispetto a 160.000 nel 2002.

venti successivi

Non si evidenziano eventi di rilievo accaduti dopo la chiusura dell'esercizio.

Le prospettive/ evoluzioni prevedibili della gestione

Il 2003 è risultato essere un anno difficile in termini di dinamiche dei cambi, debolezza dei consumi e pressioni sui prezzi di vendita.
Il management ritiene che grazie al contributo delle vendite dei nuovi prodotti lanciati a fine 2003, alle azioni sul fronte dell'efficienza, compreso l'avvio di joint ventures e l'apporto dei nuovi stabilimenti in Cina, la Società possa migliorare nel 2004 la redditività, indirizzandola così verso un graduale avvicinamento ai suoi livelli abituali.

oposta di destinazione l risultato

Nel sottoporre all'approvazione dell'Assemblea il Bilancio dell'esercizio 2003, proponiamo di destinare l'utile netto di Euro 9.800.434:

- a Riserva Legale per Euro 490.030,00;
- agli Azionisti l'importo complessivo di Euro 8.970.000,00 corrispondente alla distribuzione di un dividendo lordo di Euro 0,06 per ciascuna delle 149.500.000 azioni in circolazione con attribuzione del credito d'imposta di cui all'art. 105 D.P.R. n. 917 del 1986 in vigore sino al 31.12.2003, ove spettante in capo al percepiente;
- a Riserva Straordinaria, l'importo di Euro 340.404,00.

Treviso, 26 marzo 2004

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

BILANCIO D'ESERCIZIO DE' LONGHI S.P.A. - STATO PATRIMONIALE
(importi in Euro)

ATTIVO	31.12.2003 Parziali	31.12.2003 Totali	31.12.2002 Parziali	31.12.2002 Totali
A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI		0		0
B) IMMOBILIZZAZIONI				
I - IMMOBILIZZAZIONI IMMATERIALI				
1) Costi di impianto ed ampliamento		6.069.032		8.869.223
2) Costi di ricerca, di sviluppo, di pubblicità		3.575.678		97.906
3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno		1.931.695		2.299.856
4) Concessioni, licenze, marchi e diritti simili		59.278.326		69.029.522
5) Avviamento		4.867.544		5.164.827
6) Immobilizzazioni in corso e acconti		2.455.221		119.575
7) Altre		2.238.667		2.233.080
TOTALE IMMOBILIZZAZIONI IMMATERIALI		80.416.163		87.813.989
II - IMMOBILIZZAZIONI MATERIALI				
1) Terreni e fabbricati		63.103.403		61.547.586
2) Impianti e macchinari		19.426.244		24.139.998
3) Attrezzature industriali e commerciali		13.419.221		8.824.039
4) Altri beni		1.881.705		1.720.888
5) Immobilizzazioni in corso e acconti		1.222.192		4.408.239
TOTALE IMMOBILIZZAZIONI MATERIALI		99.052.765		100.640.750
III - IMMOBILIZZAZIONI FINANZIARIE				
1) Partecipazioni in:				
a) *imprese controllate*	292.884.351		43.368.979	
b) imprese collegate	4.362.701		4.362.701	
d) altre imprese	10.277	297.257.329	10.277	47.741.957
2) Crediti:				
a) verso imprese controllate		82.115.307		372.384.650
b) verso imprese collegate				
- entro 12 mesi	0		1.450.076	
- oltre 12 mesi	0	0	3.509.831	4.959.907
d) verso altri:				
- entro 12 mesi	109.764		74.718	
- oltre 12 mesi	0	109.764	272.768	347.486
Totale crediti		82.225.071		377.692.043
TOTALE IMMOBILIZZAZIONI FINANZIARIE		379.482.400		425.434.000
TOTALE IMMOBILIZZAZIONI		**558.951.328**		**613.888.739**
C) ATTIVO CIRCOLANTE				
I - RIMANENZE				
1) Materie prime, sussidiarie e di consumo		32.882.315		38.530.278
2) Prodotti in corso di lavorazione e semilavorati		8.675.754		10.124.943
4) Prodotti finiti e merci		64.291.001		52.553.416
TOTALE RIMANENZE		105.849.070		101.208.637
II - CREDITI				
1) Verso clienti		70.755.407		88.917.81[illegible]
2) Verso imprese controllate		263.719.088		135.694.537
3) Verso imprese collegate				
- entro 12 mesi	289.796		11.302.148	
- oltre 12 mesi	0	289.796	508.449	11.810.597
5) Verso altri:				
- entro 12 mesi	17.855.202		7.738.991	
- oltre 12 mesi	17.941.192	35.796.394	13.935.245	21.674.236
TOTALE CREDITI		370.560.685		258.097.186
III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI				
4) Altre partecipazioni		606.000		606.000
6) Altri titoli		500.004		0
TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI		1.106.004		606.000
IV - DISPONIBILITA' LIQUIDE				
1) Depositi bancari e postali		18.962.419		67.558.460
2) Assegni		110.296		0
3) *Denaro e valori in cassa*		70.571		75.271
TOTALE DISPONIBILITA' LIQUIDE		19.143.286		67.633.731
TOTALE ATTIVO CIRCOLANTE		**496.659.045**		**427.545.554**
D) RATEI E RISCONTI ATTIVI				
1) Ratei attivi		51.543		2.672.307
2) Risconti attivi		656.291		630.947
TOTALE RATEI E RISCONTI ATTIVI		**707.834**		**3.303.254**
TOTALE ATTIVO		**1.056.318.207**		**1.044.737.547**

BILANCIO D'ESERCIZIO DE' LONGHI S.P.A. - STATO PATRIMONIALE
(importi in Euro)

PASSIVO	31.12.2003 Parziali	31.12.2003 Totali	31.12.2002 Parziali	31.12.2002 Totali
A) PATRIMONIO NETTO				
I - CAPITALE SOCIALE		448.500.000		448.500.000
II - RISERVA DA SOVRAPPREZZO AZIONI		15.000.000		15.000.000
III - RISERVA DA RIVALUTAZIONE		0		0
IV - RISERVA LEGALE		4.348.851		3.560.694
V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO		0		0
VI - RISERVE STATUTARIE		0		0
VII - ALTRE RISERVE				
- Riserva Straordinaria		41.493.380		35.488.400
VIII - UTILI (PERDITE) PORTATI A NUOVO		0		0
IX - UTILE (PERDITA) DELL'ESERCIZIO		9.800.434		15.763.137
TOTALE PATRIMONIO NETTO		**519.142.665**		**518.312.231**
B) FONDI PER RISCHI E ONERI				
1) Fondi di trattamento di quiescenza e obblighi simili		2.107.587		1.841.861
3) Altri		22.671.388		11.310.491
TOTALE FONDI PER RISCHI E ONERI		**24.778.975**		**13.152.352**
C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO		**14.414.057**		**13.503.577**
D) DEBITI				
3) Debiti verso banche				
- entro 12 mesi	41.370.910		47.518.094	
- oltre 12 mesi	233.193.765	274.564.675	85.245.590	132.763.684
4) Debiti verso altri finanziatori				
- entro 12 mesi	377.554		14.694.955	
- oltre 12 mesi	5.924.847	6.302.401	6.302.401	20.997.356
5) Acconti		581.362		1.233.105
6) Debiti verso fornitori		132.983.721		134.110.326
8) Debiti verso imprese controllate				
- entro 12 mesi	42.839.224		14.576.853	
- oltre 12 mesi	1.622.230	44.461.454	158.429.497	173.006.350
9) Debiti verso imprese collegate		439.729		2.211.304
10) Debiti verso imprese controllanti		10.895		11.288
11) Debiti tributari				
- entro 12 mesi	6.958.015		16.293.418	
- oltre 12 mesi	0	6.958.015	281.488	16.574.906
12) Debiti verso istituti di previdenza e di sicurezza sociale		3.571.866		3.444.986
13) Altri debiti		27.349.490		11.968.503
TOTALE DEBITI		**497.223.608**		**496.321.808**
E) RATEI E RISCONTI PASSIVI				
1) Ratei passivi		758.902		2.888.749
2) Risconti passivi		0		558.830
RATEI E RISCONTI PASSIVI		**758.902**		**3.447.579**
TOTALE PASSIVO		**537.175.542**		**526.425.316**
TOTALE PATRIMONIO NETTO E PASSIVO		**1.056.318.207**		**1.044.737.547**
Conti d'ordine				
1) Garanzie personali prestate				
- Fidejussioni prestate	244.633.821		245.277.237	
- Altre Garanzie personali prestate	326.584.556	571.218.377	212.703.022	457.980.259
2) Altri impegni		2.981.265		3.087.04
TOTALE CONTI D'ORDINE		**574.199.642**		**461.067.300**

BILANCIO D'ESERCIZIO DE' LONGHI S.P.A. - CONTO ECONOMICO

(importi in Euro)

CONTO ECONOMICO	31.12.2003 Parziali	31.12.2003 Totali	31.12.2002 Parziali	31.12.2002 Totali
A) VALORE DELLA PRODUZIONE				
1) Ricavi delle vendite e delle prestazioni		567.735.202		618.298.288
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti		10.288.396		6.208.982
4) Incrementi di immobilizzazioni per lavori interni		1.880.822		2.158.201
5) Altri ricavi e proventi				
- vari	25.999.515		21.591.911	
- contributi in conto esercizio	835.124	26.834.639	109.991	21.701.902
TOTALE VALORE DELLA PRODUZIONE		606.739.059		648.367.373
B) COSTI DELLA PRODUZIONE				
6) Per materie prime, sussidiarie di consumo e di merci		311.549.096		337.428.039
7) Per servizi		147.078.377		137.686.575
8) Per godimento di beni di terzi		7.015.643		5.899.984
9) Per il personale:				
a) salari e stipendi	48.952.221		51.627.727	
b) oneri sociali	16.531.510		17.315.025	
c) trattamento di fine rapporto	3.779.248		3.773.849	
e) altri costi	324.352	69.587.331	299.320	73.015.921
10) Ammortamenti e svalutazioni:				
a) ammortamento delle immobilizzazioni immateriali	16.325.063		15.115.551	
b) ammortamento delle immobilizzazioni materiali	13.930.751		22.760.710	
d) svalutazione crediti compresi nell'att. circolante e disp. liquide	2.505.345	32.761.159	2.194.585	40.070.846
11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci		3.507.963		(1.462.868)
12) Accantonamenti per rischi		4.800.204		6.046.893
14) Oneri diversi di gestione		3.007.528		4.768.798
TOTALE COSTI DELLA PRODUZIONE		579.307.301		603.454.188
DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)		27.431.758		44.913.185
C) PROVENTI E ONERI FINANZIARI				
15) Proventi da partecipazioni:				
a) da imprese controllate	36.088.000		10.206.773	
b) da imprese collegate	1.770.001		6.250	
d) altri	171.453	38.029.454	1.038.022	11.251.045
16) Altri proventi finanziari:				
c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni		7.490		0
d) proventi diversi dai precedenti:				
- da imprese controllate	13.606.967		19.993.850	
- da imprese collegate	116.365		416.191	
- altri	32.941.730	46.665.062	20.138.592	40.548.633
17) Interessi e altri oneri finanziari:				
a) da imprese controllate	(4.278.227)		(3.144.607)	
d) altri	(50.732.886)	(55.011.113)	(41.549.139)	(44.693.746)
TOTALE PROVENTI ED ONERI FINANZIARI		29.690.893		7.105.932
D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE				
19) Svalutazioni:				
a) di partecipazioni		(36.707.144)		(24.689.646)
TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE		(36.707.144)		(24.689.646)
) PROVENTI ED ONERI STRAORDINARI				
20) Altri proventi		3.182.099		83.091
21) Altri oneri		(13.200.648)		(1.238.017)
TOTALE PROVENTI ED ONERI STRAORDINARI		(10.018.549)		(1.154.926)
RISULTATO PRIMA DELLE IMPOSTE		10.396.958		26.174.545
22) Imposte sul reddito dell'esercizio		(596.524)		(10.411.408)
UTILE DELL'ESERCIZIO		9.800.434		15.763.137

BILANCIO D'ESERCIZIO DE'LONGHI S.P.A.
(Importi in Euro)

Rendiconto finanziario per gli esercizi chiusi al 31 dicembre 2003 e 2002

	2003	2002
Flussi finanziari generati (assorbiti) dalla gestione corrente		
Utile dell'esercizio	9.800.434	15.763.137
Ammortamenti	30.255.814	37.876.261
Accantonamenti e svalutazioni al netto degli utilizzi	43.591.361	34.960.216
Totale flussi finanziari generati (assorbiti) dalla gestione corrente	**83.647.609**	**88.599.614**
Variazioni del capitale circolante		
Crediti commerciali	7.389.729	23.561.171
Rimanenze nette	(4.640.433)	(7.671.851)
Debiti commerciali	(1.804.339)	16.581.974
Altri debiti, crediti, ratei e risconti	(6.325.097)	(48.716.448)
Crediti e debiti verso soc. controllanti, controllate e collegate	37.323.579	(1.327.918)
Flussi finanziari del capitale circolante netto	**31.943.439**	**(17.573.072)**
Investimenti finanziari generati (assorbiti) dalle attività di investimento		
Immobilizzazioni Immateriali	(8.929.333)	(3.959.011)
Immobilizzazioni Materiali	(9.834.497)	(16.680.431)
Partecipazioni (al netto delle dismissioni)	(41.387.580)	(34.946.109)
Variazione crediti verso altri	239.703	237.162
Totale flussi generati (assorbiti) dalle attività di investimento	**(59.911.707)**	**(55.348.389)**
Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto		
Distribuzione dividendi	(8.970.000)	(4.933.500)
Totale flussi generati dai movimenti di Patrimonio Netto	**(8.970.000)**	**(4.933.500)**
Securitisation	**8.742.156**	**84.252.779**
Posizione finanziaria netta da fusione/liquidazione (*)	(244.713.397)	(35.612.801)
Flussi finanziari di periodo	**(189.261.900)**	**59.384.631**
Posizione finanziaria netta al 31 dicembre 2002	119.906.644	60.522.013
Posizione finanziaria netta al 31 dicembre 2003 (**)	**(69.355.256)**	**119.906.644**

(*) Gli importi sono relativi rispettivamente alla posizione finanziaria netta della società liquidata De'Longhi Pinguino S.A. per il 2003 e alla posizione finanziaria netta delle società incorporate Simac-Vetrella S.p.A. ed Ariagel S.p.A. per il 2002.

(**) Il dato al 31 dicembre 2003 include disponibilità liquide ed altre attività finanziarie per M/Euro 228.179, tutte esigibili entro 12 mesi. I debiti finanziari si riferiscono ai debiti verso istituti bancari per M/Euro 274.564 (di cui M/Euro 233.194 oltre 12 mesi) e verso altri per M/Euro 22.970 (di cui 7.547 oltre 12 mesi).

BILANCIO D'ESERCIZIO DE'LONGHI S.P.A.

(Importi in Euro migliaia)

Prospetto delle variazioni nei conti di patrimonio netto per l'esercizio chiuso al 31 dicembre 2002 e 31 dicembre 2003

	Capitale sociale	Riserva Sovrapprezzo azioni	Riserva legale	Riserva straordinaria	Utile (perdita) d'esercizio	Tota
Saldi al 01 gennaio 2002	**448.500**	**15.000**	**3.254**	**34.589**	**6.140**	**507.4**
Ripartizione risultato d'esercizio 2001 come da assemblea del 23/04/02:						
- accantonamento a riserve			307	899	(1.206)	
- distribuzione di dividendi					(4.934)	(4.93
Utile d'esercizio					15.763	15.7
Saldi al 31 dicembre 2002	**448.500**	**15.000**	**3.561**	**35.488**	**15.763**	**518.3**
Ripartizione risultato d'esercizio 2002 come da assemblea del 14/04/03:						
- accantonamento a riserve			788	6.005	(6.793)	
- distribuzione di dividendi					(8.970)	(8.97
Utile d'esercizio					9.800	9.8
Saldi al 31 dicembre 2003	**448.500**	**15.000**	**4.349**	**41.493**	**9.800**	**519.1**

NOTA INTEGRATIVA

PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 2003 è stato redatto in conformità alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e dalle Disposizioni della Consob ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa.

Vengono inoltre fornite tutte le informazioni complementari ritenute necessarie per una rappresentazione veritiera e corretta, anche se non richiesto da specifiche disposizioni di legge. I criteri di valutazione utilizzati sono coerenti con quelli dell'esercizio precedente e rispondono a quanto richiesto dall'art. 2426 C.C.

Nel bilancio al 31 dicembre 2003 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 2002. Per rendere omogenei i criteri di classificazione utilizzati nei due esercizi sono state effettuate alcune riclassifiche al bilancio al 31 dicembre 2002 precedentemente pubblicato, che hanno riguardato principalmente alcune voci dello stato patrimoniale.

Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in M/Euro (migliaia di Euro).

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione degli Amministratori.

CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 2003 sono i seguenti:

a- Immobilizzazioni immateriali

Le immobilizzazioni immateriali sono iscritte al costo di acquisto o di produzione inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione alla loro residua utilità futura.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale ed i costi sostenuti per l'ammissione alla quotazione presso la Borsa di Milano, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono imputate integralmente a conto economico nell'esercizio in cui sono sostenute, a meno che siano relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi, l'esistenza di un futuro mercato e la recuperabilità tramite i ricavi futuri. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, i marchi e i diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno. Per quanto riguarda i marchi sono calcolati in aggiunta ammortamenti esclusivamente per finalità fiscali e nei limiti di quanto previsto dalla normativa tributaria. Gli effetti della contabilizzazione dei maggiori ammortamenti, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "Immobilizzazioni Immateriali".

Le spese di pubblicità sono imputate integralmente a conto economico nell'esercizio in cui sono sostenute.

L'avviamento è ammortizzato sistematicamente in un periodo di venti anni in funzione della ragionevole utilità futura riconosciuta (salvo una parte residuale relativa a precedenti esercizi che è ammortizzata in un periodo di dieci anni).

Le altre immobilizzazioni immateriali sono ammortizzate in relazione alla loro residua possibilità di utilizzo.

Si rammenta che, ai sensi dell'art. 2426 del C.C., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

b- Immobilizzazioni materiali

Le immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n. 72/83 e n. 413/91, dell'allocazione del disavanzo di fusione e rettificato dai rispettivi ammortamenti accumulati.

Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile residua dei cespiti, a partire dall'esercizio di entrata in funzione del bene, le seguenti aliquote di ammortamento, ridotte della metà per il primo esercizio:

Fabbricati	3,0%
Costruzioni leggere	10,0%
Impianti generici/specifici	5,6-16,7%
Forni di trattamento	15,0%
Attrezzatura varia	25,0%
Impianti di depurazione	15,0%
Mobili e macchine ufficio	12,0%
Macchine elettromeccaniche	20,0%
Autoveicoli da trasporto	20,0%
Autovetture	25,0%

Negli esercizi in cui la società si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente con gli ammortamenti ordinari, con contropartita la riduzione diretta delle relative voci delle immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "Immobilizzazioni Materiali".
I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.
Le immobilizzazioni materiali di valore unitario inferiore a Euro 516 vengono ammortizzate integralmente nell'esercizio.

c- Immobilizzazioni finanziarie
Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi qualora vengano meno i motivi della svalutazione effettuata.

d- Rimanenze di magazzino
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo e realizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

e- Crediti e debiti
I crediti sono iscritti in bilancio al valore di presunto realizzo mediante lo stanziamento di un fondo di svalutazione, determinato adottando criteri di prudenza.
I debiti sono esposti al valore nominale.

f- Attività finanziarie che non costituiscono immobilizzazioni
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

g- Ratei e risconti
I ratei e risconti attivi e passivi sono iscritti sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

h- Disponibilità liquide
Sono iscritte al valore nominale.

i- Fondi per rischi e oneri
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

l- Trattamento di fine rapporto di lavoro subordinato
Il trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

m- Costi e ricavi
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la consegna o spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

o- Strumenti finanziari
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. Relativamente alle operazioni di copertura delle attività e passività non denominate in Euro, gli oneri e proventi sono rilevati per competenza.

p- Imposte sul reddito
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti secondo quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Le imposte anticipate sono contabilizzate tra i crediti verso altri (nell'attivo circolante), al netto delle imposte differite.

q- Dividendi
I dividendi percepiti dalle società controllate, collegate e altre partecipazioni sono contabilizzati nell'esercizio per competenza.

r- Conti d'ordine
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

s- Contabilizzazione delle operazioni di *securitisation* dei crediti
La società ha realizzato, a partire dal 2002, un'operazione di smobilizzo di crediti commerciali della durata di cinque anni, avvenuta ai sensi della L.52/1991 (Legge sul *factoring*) che prevede la cessione pro soluto *revolving* su base mensile di un portafoglio di crediti commerciali che viene cartolarizzata tramite l'emissione sul mercato di titoli mobiliari.
De'Longhi S.p.A. svolge il ruolo di servicer per conto della società veicolo.

I relativi criteri di contabilizzazione sono:
- I crediti ceduti *pro soluto* sono stati stornati dai "crediti verso clienti" dello stato patrimoniale ed il controvalore, al netto della dilution contrattuale e degli oneri da *securitisation*, è registrato nei conti bancari.
- I costi da *securitisation* sono iscritti tra gli oneri finanziari.
- Gli oneri *una tantum* relativi al processo di analisi/start up del programma di *securitisation* (connessi alle spese legali, *rating* ed alle commissioni di *arrangement*) sono stati capitalizzati nel corso del precedente esercizio e vengono ammortizzati sulla durata dell'operazione.
  Gli effetti sulla posizione finanziaria netta della predetta operazione sono commentati nella Relazione sulla gestione degli Amministratori.

t- Deroghe ai sensi del 4° comma dell'art. 2423 C.C.
Nel bilancio non si è proceduto a deroghe ai sensi del 4° comma dell'art. 2423 C.C.

ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELL'ATTIVO DELLO STATO PATRIMONIALE

I- Immobilizzazioni immateriali
Il dettaglio è il seguente:

[in migliaia di Euro]	31/12/2003 Lordo	31/12/2003 Netto	31/12/2002 Lordo	31/12/2002 Netto	Differenza Netta
Costi d'impianto e di ampliamento	15.341	6.069	15.152	8.869	(2.800)
Costi di ricerca e sviluppo e pubblicità	4.762	3.576	362	98	3.478
Diritti di brevetto	16.465	1.932	15.690	2.300	(368)
Concessioni, licenze, marchi e diritti simili	120.606	59.278	120.487	69.030	(9.752)
Avviamento	5.623	4.867	5.623	5.165	(298)
Immobilizzazioni in corso	2.455	2.455	119	119	2.336
Altre	5.347	2.239	4.051	2.233	6
Totale	**170.599**	**80.416**	**161.484**	**87.814**	**(7.398)**

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2003 nelle principali voci delle immobilizzazioni immateriali:

[in migliaia di Euro]	Costi di Impianto e ampliamento	Costi di ricerca e sviluppo	Diritti di brevetto	Concessioni, licenze, marchi e diritti simili	Avviamento	Imm.ni in corso e acconti	Altre	Totale
Saldo iniziale netto	8.869	98	2.300	69.030	5.165	119	2.233	87.814
Incrementi	189	4.400	693	118	-	2.455	1.318	9.173
Decrementi	-	-	-	-	-	(36)	(6)	(42)
Ammortamenti	(2.989)	(880)	(992)	(9.870)	(298)	-	(1.296)	(16.325)
Altro	-	(42)	(69)	-	-	(83)	(10)	(204)
Saldo finale netto	6.069	3.576	1.932	59.278	4.867	2.455	2.239	80.416

La diminuzione di M/Euro 7.398 è la risultante principalmente dell'effetto combinato degli ammortamenti calcolati nell'esercizio per M/Euro 16.325 e degli incrementi per M/Euro 9.173.

La voce "Diritti di brevetto" include soprattutto gli oneri relativi allo sviluppo e integrazione dei sistemi di elaborazione dati.

La voce "Concessioni, licenze, marchi e diritti simili" include principalmente i marchi rivalutati in seguito all'allocazione del disavanzo della fusione avvenuta nel 1995, relativamente al marchio aziendale e ad altri marchi registrati del gruppo (quali "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", ecc.).

Per quanto riguarda l'incremento della voce "Costi di ricerca e sviluppo" per M/Euro 4.400, si segnala che nel corso del 2003 sono state implementate nuove procedure che hanno permesso una migliore rendicontazione ed analisi delle spese sostenute e la capitalizzazione di quella componente di costi che risultano iscrivibili nello Stato Patrimoniale in virtù della stimata utilità futura che li contraddistingue.
Tra questi si segnalano in particolare le attività di Ricerca e Sviluppo conclusesi positivamente con la realizzazione e la commercializzazione della nuova macchina da caffè *Superautomatica* De'Longhi, che ha aperto un nuovo segmento di mercato caratterizzato da forte know-how e da barriere all'entrata tecnologicamente elevate, anche di natura brevettuale.

Inoltre l'implementazione della nuova procedura di rilevazione delle spese di sviluppo consentirà di poter sfruttare i benefici introdotti dalla L. 326/03 (Tecno-Tremonti) che richiede specifiche e restrittive condizioni per poter usufruire dell'agevolazione.

I marchi sono stati ammortizzati sulla base di un periodo di ammortamento di 10 anni, inferiore rispetto a quanto previsto dai criteri precedentemente menzionati esclusivamente per finalità fiscali, così come consentito dall'art. 2426, comma 2 C.C. I maggiori ammortamenti ammontano a M/Euro 3.861 al lordo dell'effetto fiscale.
Qualora non si fossero effettuati i suddetti maggiori ammortamenti il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori rispettivamente di M/Euro 2.384 e di M/Euro 9.304 al netto dell'effetto fiscale.

La voce "Immobilizzazioni in corso" include la capitalizzazione dei progetti di ricerca e sviluppo non ancora completati alla data di bilancio (per M/Euro 2.428).

La voce "Altre" include prevalentemente la capitalizzazione di costi per la realizzazione di spot televisivi di durata pluriennale.

II- Immobilizzazioni materiali
Le immobilizzazioni materiali sono così dettagliate:

	31/12/2003		31/12/2002		Differenza
[In migliaia di Euro]	Lordo	Netto	Lordo	Netto	Netta
Terreni e fabbricati	95.368	63.104	91.004	61.548	1.556
Impianti e macchinari	111.896	19.426	127.036	24.140	(4.714)
Attrezzature industriali	93.111	13.419	88.866	8.824	4.595
Altre	14.001	1.882	15.066	1.721	161
Immobilizzazioni in corso e acconti	1.222	1.222	4.408	4.408	(3.186)
Totale	**315.598**	**99.053**	**326.380**	**100.641**	**(1.588)**

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2003 nelle principali voci delle immobilizzazioni materiali.

[in migliaia di Euro]	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Imm.ni in corso e acconti	Totale
Saldo iniziale netto	**61.548**	**24.140**	**8.824**	**1.721**	**4.408**	**100.641**
Incrementi	596	3.648	11.721	745	1.052	17.762
Decrementi	(37)	(2.737)	(1.308)	(55)	(197)	(4.334)
Ammortamenti	(2.835)	(4.863)	(5.789)	(444)	-	(13.931)
Altro (*)	3.832	(762)	(29)	(85)	(4.041)	(1.085)
Saldo finale netto	**63.104**	**19.426**	**13.419**	**1.882**	**1.222**	**99.053**

(*) La voce "Altro" include alcune riclassifiche (tra le categorie di cespiti e le immobilizzazioni in corso) e le svalutazioni prudenziali effettuate per adeguare alcuni cespiti al loro valore di realizzo.

La diminuzione di M/Euro 1.588 è la risultante essenzialmente degli investimenti effettuati nell'esercizio per M/Euro 17.762, delle alienazioni di immobilizzazioni per M/Euro 4.334 e degli ammortamenti dell'esercizio per M/Euro 13.931.

Gli investimenti hanno riguardato principalmente le attrezzature industriali per la realizzazione di stampi per nuovi prodotti per M/Euro 11.721, gli impianti per M/Euro 3.648 e le immobilizzazioni in corso per M/Euro 1.052 relativi allo stato avanzamento lavori per l'ampliamento del centro direzionale di Via Seitz (TV).
Si segnala inoltre il completamento del nuovo magazzino prodotti finiti di Mignagola (TV).

In precedenti esercizi sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" sarebbe risultata superiore di M/Euro 9.324 e la voce "Ammortamenti" sarebbe risultata superiore di M/Euro 4.470. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiore di M/Euro 5.480 ed inferiore di M/Euro 2.760 al netto del relativo effetto fiscale.

Inoltre nel corso dell'esercizio è stato dato incarico a periti indipendenti di determinare aliquote di ammortamento che meglio rappresentano la vita utile residua degli impianti e macchinari.
L'incarico di determinazione della vita utile residua delle principali categorie di cespiti trae origine dalla convinzione che, applicando le aliquote utilizzate fino al 2002 il valore netto dei cespiti si sarebbe azzerato nei prossimi esercizi in presenza di una sostanziale inalterata capacità produttiva rispetto al passato; conseguentemente per meglio rappresentare il valore residuo dei predetti impianti si sarebbero dovute applicare le nuove aliquote di riferimento. Tuttavia, per finalità esclusivamente fiscali, così come consentito dall'art. 2426, comma 2 del C.C., si sono mantenute le aliquote di ammortamento precedentemente applicate. I maggiori ammortamenti ammontano a M/Euro 3.197 al lordo dell'effetto fiscale. Qualora non si fossero effettuati i suddetti maggiori ammortamenti, il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori di M/Euro 1.974 al netto dell'effetto fiscale.

La società contabilizza i contratti di leasing finanziario con il metodo patrimoniale secondo il quale il rapporto di leasing viene contabilizzato come una normale locazione.
Il metodo finanziario prevede l'iscrizione tra le immobilizzazioni materiali del valore normale del bene, ammortizzato in base alle aliquote applicabili, con contestuale iscrizione tra le passività del debito finanziario; a conto economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

Qualora fosse stata utilizzata la metodologia finanziaria il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiore di M/Euro 2.331 e inferiore di M/Euro 89 al netto del relativo effetto fiscale.

III- Immobilizzazioni finanziarie

1- Partecipazioni
Il dettaglio è il seguente:

Imprese controllate	31/12/2003	31/12/2002	Variazione
De'Longhi Finance S.A.	241.737	0	241.737
Climaveneta S.p.A.	30.005	0	30.005
De'Longhi Nederland B.V.	7.681	7.681	0
De'Longhi Deutschland Gmbh	3.634	2.120	1.514
La Supercalor S.p.A.	2.933	2.933	0
De'Longhi France S.a.r.l.	2.440	2.440	0
De'Longhi Electrodomesticos Espana S.L.	2.010	0	2.010
De'Longhi Canada Inc.	1.214	1.214	0
De'Longhi Ltd	1.045	1.145	(100)
De'Longhi Capital Services S.p.A.	105	105	0
Clim.Re S.A.	54	54	0
E-Services S.r.l.	26	26	0
De'Longhi America Inc.	0	0	0
De'Longhi Pinguino S.A.	0	25.651	(25.651)
Totale	**292.884**	**43.369**	**249.515**

Imprese collegate	31/12/2003	31/12/2002	Variazione
Partecipazione detenuta tramite Comitalia Compagnia Fiduciaria S.p.A.	3.025	3.025	0
Omas S.r.l.	1.136	1.136	0
Effegici S.r.l.	201	201	0
Totale	**4.362**	**4.362**	**0**

Altre imprese	31/12/2003	31/12/2002	Variazione
Altre minori	10	10	0
Totale	**10**	**10**	**0**

Totale Partecipazioni	**297.256**	**47.741**	**249.515**

L'elenco delle partecipazioni in società controllate e collegate ai sensi dell'art. 2427 C.C. e la movimentazione delle partecipazioni durante l'esercizio 2003 sono riepilogati nell'allegato n. 1 della nota integrativa.

L'aumento del valore di M/Euro 249.515 è la risultante di:

- E' stata acquisita dal Gruppo bancario ING e successivamente capitalizzata per circa Euro 242 milioni, la società De'Longhi Finance S.A., destinata a svolgere il ruolo di coordinamento del cash pooling internazionale finalizzato ad ottimizzare la gestione delle disponibilità liquide delle società controllate estero.

- E' stata posta in liquidazione De'Longhi Pinguino S.A. avendo esaurito il proprio ruolo di sub-holding del Gruppo e avendo rimborsato nel corso dell'esercizio il prestito obbligazionario di Euro 150 milioni; ciò tenendo conto peraltro dell'obiettivo del contenimento di costi e di semplificazione della struttura di Gruppo e più in generale nell'ambito del processo di ristrutturazione finanziaria sopra accennato con riferimento alla costituzione di De'Longhi Finance S.A..

La tabella che segue riepiloga le attività e passività registrate dalla De'Longhi S.p.A. in seguito alla liquidazione.

Attività e Passività da liquidazione	
Partecipazioni	241.737
Altri debiti	(121)
Crediti/Debiti finanziari	(244.713)
Minusvalenza da liquidazione	**(3.097)**

- La partecipazione detenuta in Climaveneta S.p.A. deriva dall'acquisizione della società A.A.T. S.r.l. che ha assunto la funzione di sub holding del gruppo acquisendo da altra società del Gruppo la partecipazione detenuta in Climaveneta S.p.A. e consentendo così la creazione di un sottogruppo dedicato alla specifica area di business e direttamente controllato da De'Longhi S.p.A. in modo da poterne eventualmente disporre in eventuali operazioni di joint venture con un eventuale partner. A.A.T. ha poi incorporato Climaveneta S.p.A., con atto di fusione del 29 dicembre 2003 assumendone la denominazione sociale.
  L'operazione ha inoltre permesso di valorizzare appieno gli assets esistenti nel patrimonio della società, dando piena rilevanza fiscale a parte dei valori immateriali in precedenza sospesi.

- Costituzione e successiva capitalizzazione della società De'Longhi Electrodomesticos Espana S.L. per M/Euro 2.010. La società opera come distributore dei prodotti De'Longhi nel mercato spagnolo, in sostituzione del precedente distributore.

- Svalutazione della partecipazione in De'Longhi Deutschland Gmbh per M/Euro 1.086 per tener conto del negativo andamento gestionale e successiva ricapitalizzazione mediante versamento in conto capitale per M/Euro 2.600.

- Versamento a copertura perdite a favore della società De'Longhi America Inc. per M/Euro 5.067 e ulteriore accantonamento al Fondo Copertura Perdite Partecipazioni per M/Euro 600 per tener conto delle perdite del corrente e di precedenti esercizi.

- Diminuzione del valore della partecipazione nella società De'Longhi Ltd di M/Euro 100 come risultante del versamento a copertura perdite effettuato da De'Longhi S.p.A. per M/Euro 1.105 e della svalutazione della partecipazione per M/Euro 1.205

Ai sensi dell'art. 2426 C.C. n° 3, si evidenzia che alcune partecipate risultano iscritte in bilancio ad un valore superiore a quello della corrispondente frazione del patrimonio netto risultante dall'ultimo bilancio approvato, in quanto sussistono positive prospettive economiche e/o maggiori valori iscritti nelle attività della partecipata.

2- Crediti
Il dettaglio è il seguente:

Verso Imprese controllate
L'allegato n. 3 della presente nota integrativa riporta il dettaglio della voce. I crediti hanno natura finanziaria e maturano interessi a tassi di mercato. La diminuzione rispetto al 2002 di M/Euro 290.269 è dovuta principalmente alla liquidazione della controllata De'Longhi Pinguino S.A. (si rinvia al commento descritto precedentemente).

Verso Imprese collegate
La variazione rispetto al 31 dicembre 2002 ammonta a M/Euro 4.960 ed è dovuta al totale rimborso del finanziamento da parte della società Parex Industries Limited.

Verso Altri
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Credito per Anticipo Ritenute TFR	-	273	(273)
Depositi cauzionali	103	70	33
Altro	7	4	3
Totale	**110**	**347**	**(237)**

C) ATTIVO CIRCOLANTE

I- Rimanenze
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Materie prime	32.882	38.530	(5.648)
Prodotti in corso di lavorazione	8.676	10.125	(1.449)
Prodotti finiti	64.291	52.554	11.737
Totale	**105.849**	**101.209**	**4.640**

L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di M/Euro 7.743 (M/Euro 4.988 nel 2002) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.
Si rileva inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II- Crediti
1- Crediti verso clienti
Il saldo è così composto:

	31/12/2003	31/12/2002	Variazione
Crediti verso clienti	74.147	91.935	(17.788)
Fondo svalutazione crediti	(3.392)	(2.487)	(905)
Fondo Interessi di mora	0	(530)	530
Totale	**70.755**	**88.918**	**(18.163)**

Escludendo gli effetti dell'operazione di securitisation precedentemente descritta, l'analisi della voce sarebbe la seguente:

Crediti verso clienti	31/12/2003	31/12/2002	Variazione
- da bilancio	74.147	91.935	(17.788)
- effetto securitisation	92.995	84.253	8.742
Dati pro-forma	**167.142**	**176.188**	**(9.046)**

Si segnala inoltre, come richiesto dalla Comunicazione Consob n. 3369 del 09/04/1997, che i crediti ceduti che saranno incassati alla loro naturale scadenza (*outstanding*) ammontano al 31 dicembre 2003 a M/Euro 92.995 e i crediti commerciali ceduti (*turnover*) da De'Longhi S.p.A. nel periodo gennaio-dicembre 2003 ammontano a M/Euro 284.932.

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a M/Euro 3.392 che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia, tenendo conto che una parte significativa dei crediti è coperta da polizze assicurative sottoscritte con primarie compagnie.

I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

Fondo Svalutazione Crediti	
Saldo al 01/01/2003	**2.487**
Utilizzo	(1.476)
Accantonamento	2.381
Saldo al 31/12/2003	**3.392**

La società ha ricevuto garanzie da clienti (principalmente fidejussioni bancarie) per l'importo di M/Euro 987 a copertura delle transazioni commerciali.

2- Crediti verso imprese controllate

Il dettaglio è riportato nell'allegato n. 3 della presente nota integrativa.

La voce è così dettagliata:

	31/12/2003	**31/12/2002**	**Variazione**
Crediti commerciali	139.836	135.695	4.141
Crediti finanziari	123.883	-	123.883
Totale	**263.719**	**135.695**	**128.024**

I crediti verso controllate di natura finanziaria sono costituiti principalmente da crediti per dividendi maturati nei confronti di De'Longhi Nederland B.V. per M/Euro 12.000 e di Climaveneta S.p.A. per M/Euro 9.500 e da crediti verso la controllata De'Longhi Capital Services S.p.A. per M/Euro 101.483 nell'ambito dell'accordo di tesoreria centralizzata.

3- Crediti verso imprese collegate

I crediti, che hanno natura commerciale, sono verso la società Omas S.r.l.; il dettaglio è riportato nell'allegato n. 3 della presente nota integrativa.

5- Crediti verso altri

Il dettaglio include:

	31/12/2003	**31/12/2002**	**Variazione**
Crediti per imposte anticipate	17.941	13.889	4.052
Crediti verso Erario	9.812	205	9.607
Anticipi a fornitori	321	1.492	(1.171)
Anticipi al personale	448	274	174
Altri crediti	7.274	5.814	1.460
Totale crediti verso altri	**35.796**	**21.674**	**14.122**

La variazione di M/Euro 14.122 è dovuta principalmente all'incremento di imposte anticipate per M/Euro 4.052, all'aumento della voce "Crediti verso Erario" per M/Euro 9.607 e all'aumento della voce "Altri crediti" per M/Euro 1.460.

La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.

Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Imposte anticipate relative a:			
- Differenze temporanee	11.047	14.261	(3.214)
- Perdite fiscali	7.173	0	7.173
Imposte differite relative a:			
- Altre differenze temporanee	(279)	(372)	93
Totale credito per imposte anticipate (differite)	**17.941**	**13.889**	**4.052**

La voce "Crediti verso Erario" è costituita principalmente dal credito per Iva per M/Euro 2.561 e dal credito per imposte dirette per M/Euro 6.806 relativo ai maggiori acconti e crediti per imposte dirette rispetto al debito maturato.

La voce "Altri crediti" include crediti verso una società di factoring per cessione di crediti per M/Euro 4.705, nell'ambito dell'operazione di cessione ripetitiva di crediti perfezionata con alcuni clienti esteri.

I crediti verso altri sono esposti al netto di un fondo svalutazione crediti diversi pari a M/Euro 228 che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I movimenti del fondo svalutazione crediti diversi sono riepilogati nella tabella che segue:

Fondo Svalutazione Crediti Diversi	
Saldo al 01/01/2003	103
Utilizzo	-
Accantonamento	125
Saldo al 31/12/2003	**228**

I crediti verso altri oltre 12 mesi ammontano a M/Euro 17.941 e sono così composti:

	31/12/2003	31/12/2002	Variazione
Crediti per imposte anticipate	17.941	13.889	4.052
Crediti verso Erario	-	46	(46)
Totale crediti verso altri	**17.941**	**13.935**	**4.006**

Non vi sono crediti con scadenza superiore a 5 anni.

III- Attività finanziarie che non costituiscono immobilizzazioni

La voce, che è pari a M/Euro 1.106, è costituita da n° 40.000 azioni ENI per M/Euro 606 e da n° 4.902 obbligazioni della Banca Popolare di Vicenza per M/Euro 500, acquistate per impiego di eccedenze di tesoreria.

IV- Disponibilità liquide

La voce è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito, relativi prevalentemente ad incassi da clienti ricevuti a fine anno.

D) RATEI E RISCONTI

In dettaglio, sono così analizzati:

Ratei attivi:	31/12/2003	31/12/2002	Variazione
Proventi finanziari	52	2.672	(2.620)
Totale	**52**	**2.672**	**(2.620)**

Risconti attivi:	31/12/2003	31/12/2002	Variazione
Oneri finanziari	281	194	87
Altro	375	437	(62)
Totale	**656**	**631**	**25**
Totale Ratei e Risconti	**708**	**3.303**	**(2.595)**

Nel 2002 la voce "Ratei attivi" includeva principalmente i proventi finanziari relativi ad operazioni di copertura. La diminuzione rispetto all'esercizio precedente è dovuta all'accentramento di tale gestione in capo alla società controllata De'Longhi Capital Services S.p.A.

COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO DELLO STATO PATRIMONIALE

A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto è riportata negli schemi di bilancio; di seguito vengono commentate le principali voci e le variazioni.

I- Capitale Sociale

Il Capitale Sociale della De'Longhi S.p.A. è costituito da n° 149.500.000 azioni ordinarie dal valore nominale di Euro 3 per un totale di Euro 448,5 milioni.

IV- Riserva legale

Al 31 dicembre 2002 tale voce risultava pari a M/Euro 3.561. L'incremento pari a M/Euro 788 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 14 aprile 2003.

VII- Altre riserve

Riserva straordinaria

La riserva straordinaria ammonta a M/Euro 41.493; l'incremento di M/Euro 6.005 rispetto al 31 dicembre 2002 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 14 aprile 2003.

Nel 2000 la Società ha effettuato il riallineamento dei valori riconosciuti fiscalmente di alcune categorie di immobilizzazioni rispetto ai maggiori valori civilistici esposti in bilancio; come previsto dalla normativa di riferimento è stato posto un vincolo fiscale alla voce di patrimonio netto "Riserva straordinaria" per M/Euro 17.560, alla voce di bilancio "Riserva legale" per M/Euro 2.324 e alla voce "Capitale sociale" per M/Euro 99.934, per un importo complessivo di M/Euro 119.818. Le voci di patrimonio netto, per gli importi sopra indicati, concorreranno quindi a formare il reddito imponibile della Società in caso di distribuzione.

B) FONDI PER RISCHI E ONERI

1- Fondi di trattamento quiescenza agenti e obblighi simili
La voce include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 Codice Civile e della normativa vigente, debbono essere corrisposte agli agenti.

Il dettaglio del fondo indennità suppletiva di clientela è il seguente:

	Saldo 2002	Utilizzo	Acc.to	Saldo 2003
Fondo Indennità Suppletiva di clientela	1.842	(266)	532	2.108

3- Altri fondi
Il dettaglio è il seguente:

	Saldo 2002	Utilizzo	Acc.to	Saldo 2003
Fondo Rischi Cambio	0	0	8.760	8.760
Fondo garanzia prodotti	2.509	(2.509)	4.000	4.000
Fondo resi su vendite	1.032	-	268	1.300
Fondo rischi futuri	3.816	-	2.500	6.316
Fondo franchigia danni	1.658	(433)	-	1.225
Fondo copertura perdite partecipazioni	2.240	(1.770)	600	1.070
Fondo ristrutturazione	55	(55)	-	-
Totale	**11.310**	**(4.767)**	**16.128**	**22.671**

Il Fondo Rischi su Cambio rappresenta l'adeguamento complessivo dei debiti e dei crediti in valuta, nonché dei relativi contratti in derivati, al cambio di fine anno. L'accantonamento è da riferirsi quasi esclusivamente ai rischi in essere sulle posizioni in dollari americani.

Il Fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2003 tenendo conto delle nuove disposizioni introdotte dal D.Lgs. 24/2002.

Il Fondo resi è relativo agli accantonamenti effettuati per resi da clienti attesi e riferiti alle vendite effettuate al 31 dicembre 2003.

Il Fondo rischi futuri accoglie gli stanziamenti effettuati a fronte di possibili rischi contrattuali e accantonamenti a fronte di rischi di varia natura che potrebbero determinare l'insorgere di passività potenziali e l'accantonamento prudenziale a fronte degli oneri connessi al processo di delocalizzazione produttiva.

Il Fondo franchigia danni è relativo al rischio di passività che potrebbero sorgere in seguito ad alcuni reclami (limitatamente alla franchigia assicurativa a nostro carico).

Si evidenzia inoltre che esistono alcuni contenziosi con terzi per i quali, supportati da diversi pareri e dall'esito favorevole di un procedimento legale, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

Il Fondo copertura perdite partecipazioni è relativo al rischio di perdite durature di valore al 31 dicembre 2003 inerenti la partecipazione in De'Longhi America Inc.

C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta:

	Dirigenti	Impiegati	Operai	Totale
Saldo iniziale 01.01.03	**1.346**	**4.578**	**7.580**	**13.504**
Accantonamento	409	1.336	2.034	3.779
Indennità liquidate	(441)	(885)	(1.543)	(2.869)
Altro	-	48	(48)	-
Saldo Finale 31.12.03	**1.314**	**5.077**	**8.023**	**14.414**

D)- DEBITI

Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

3- Debiti verso banche

La voce "debiti verso banche" è così analizzata:

	Entro un anno	Da uno a cinque anni	Oltre cinque anni	Saldo 31/12/03	Saldo 31/12/02
Finanziamenti B/T in Euro o valuta	32	-	-	32	7.546
Finanziamenti a lungo, quota a breve	41.339	-	-	41.339	39.972
Totale debiti verso banche a breve	**41.371**	**-**	**-**	**41.371**	**47.518**
Finanziamenti a lungo	-	232.723	471	233.194	85.246
Totale debiti verso banche	**41.371**	**232.723**	**471**	**274.565**	**132.764**

L'incremento dell'indebitamento verso gli Istituti bancari è da collegarsi alla stipula di un contratto di finanziamento di durata massima quinquennale con un pool ristretto di Istituti di Credito per l'importo di M/Euro 150.000. Su detto finanziamento, che non è assistito da garanzie reali, maturano interessi ad un tasso variabile pari al tasso Euribor più un margine inferiore al punto percentuale.
Nel corso del 2003 De'Longhi S.p.A. si è accollata inoltre il finanziamento di M/Euro 39.533 concesso da un pool di banche, prima in capo a De'Longhi Pinguino S.A., a garanzia del quale esiste un pegno sulle azioni della società Kenwood Appliances Plc.

Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie della società si rimanda al rendiconto finanziario e ai commenti riportati nella Relazione sulla gestione degli Amministratori.

4- Debiti verso altri finanziatori

L'importo di M/Euro 6.302 si riferisce a debiti nei confronti del Ministero dell'Industria per finanziamenti agevolati. La ripartizione per scadenze è evidenziata come segue:

	Entro un anno	Da uno a cinque anni	Oltre cinque anni	Saldo 31/12/03	Saldo 31/12/02
Anticipazioni su cessioni crediti	-	-	-	-	13.961
Finanziamenti a lungo, quota a breve	378	-	-	378	734
Totale debiti verso altri finanziatori a breve	**378**	**-**	**-**	**378**	**14.695**
Finanziamenti a lungo	-	2.844	3.080	5.924	6.302
Totale debiti verso altri finanziatori	**378**	**2.844**	**3.080**	**6.302**	**20.997**

5- Acconti

Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

6- Debiti verso fornitori
L'importo rappresenta il debito della Società nei confronti di terzi, per forniture di beni e servizi.

8- Debiti verso imprese controllate
La voce è così dettagliata:

	31/12/2003	31/12/2002	Variazione
Debiti commerciali	42.425	11.809	30.616
Debiti finanziari	2.036	161.197	(159.161)
Totale	**44.461**	**173.006**	**(128.545)**

Il dettaglio dei debiti verso imprese controllate è riepilogato nell'allegato n. 3 della presente nota integrativa.
La diminuzione della voce "Debiti finanziari" è dovuta al rimborso effettuato nel corso del 2003 del finanziamento concesso dalla controllata De'Longhi Pinguino S.A. di Yen 14,7 miliardi.

9- Debiti verso imprese collegate
La variazione in diminuzione rispetto al 31 dicembre 2002 ammonta a M/Euro 1.772. L'allegato n. 3 riporta il dettaglio del saldo di bilancio.

11- Debiti tributari
Il dettaglio, per natura del debito, è così analizzato:

	31/12/2003	31/12/2002	Variazione
Debiti per imposte dirette	-	11.108	(11.108)
Debiti per imposte indirette	-	2.727	(2.727)
Debiti per sostituto d'imposta	2.337	2.740	(403)
Altri debiti tributari	4.621	-	4.621
Totale Debiti Tributari	**6.958**	**16.575**	**(9.617)**

Per quanto riguarda i debiti per imposte indirette, l'esercizio 2003 si è chiuso con un saldo a credito; si rinvia pertanto a quanto commentato nella voce dell'Attivo Circolante "Crediti verso Altri".
La voce "Altri debiti tributari" include il debito residuo derivante dall'adesione alla sanatoria fiscale per i periodi d'imposta dal 1997 al 2001, prevista con Legge 289/2002 e al debito derivante dall'adesione alla sanatoria fiscale per il periodo d'imposta 2002 prevista con Legge 350/2003 per un importo complessivo di M/Euro 4.339, nonché M/Euro 282 inerenti alle rate residue da versare a seguito del concordato con adesione per gli anni 1995 e 1996.

12- Debiti verso Istituti di Previdenza
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Inps	3.230	2.838	392
Fasi – Inpdai	-	179	(179)
Enasarco	162	222	(60)
Inail	-	43	(43)
Fondi Previdenziali	95	95	-
Altri istituti	85	68	17
Totale Debiti verso Ist. Previdenziali	**3.572**	**3.445**	**127**

13- Altri debiti
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Debiti verso il personale	11.891	10.838	1.053
Altri	15.458	1.131	14.327
Totale Altri Debiti	**27.349**	**11.969**	**15.380**

La voce "Debiti verso il personale" include i debiti per competenza maturati e non liquidati, mentre la voce "Altri" include debiti finanziari per incassi ricevuti a fine dicembre nell'ambito dell'attività di *servicer* ma di competenza dei cessionari.

E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

	31/12/2003	31/12/2002	Variazione
Ratei passivi:			
Interessi passivi su Finanz. M/L Termine	192	218	(26)
Altri ratei passivi	567	2.671	(2.104)
Totale Ratei Passivi	**759**	**2.889**	**(2.130)**
Totale Risconti Passivi	**-**	**559**	**(559)**
Totale Ratei e Risconti passivi	**759**	**3.448**	**(2.689)**

La voce "Altri ratei passivi" si riferisce prevalentemente agli oneri relativi alle operazioni di copertura su cambi e tassi.

Il decremento della voce "Altri ratei passivi" è dovuto principalmente alla diminuzione degli oneri per operazioni di copertura tassi, in conseguenza dell'estinzione dell'operazione di copertura relativa al finanziamento con la società controllata De'Longhi Pinguino S.A.

CONTI D'ORDINE
La composizione e il raffronto con l'esercizio precedente è la seguente:

	31/12/2003	31/12/2002	Variazione
Garanzie personali:			
- a favore di imprese controllate	569.228	457.004	112.224
- a favore di imprese correlate	-	801	(801)
- a favore di terzi	1.990	175	1.815
Totale garanzie	**571.218**	**457.980**	**113.238**
Impegni:			
Canoni Leasing a scadere	2.089	3.087	(998)
Contratto di appalto	893	0	893
Totale impegni	**2.982**	**3.087**	**(105)**
Totale Conti d'ordine	**574.200**	**461.067**	**113.133**

L'incremento delle garanzie concesse è la risultante principalmente di:
- un incremento di M/Euro 233.106 per effetto del completamento del trasferimento dei fidi bancari sulla società controllata De'Longhi Capital Services S.p.A., nell'ambito della ristrutturazione dell'attività di tesoreria, ora centralizzata per le società del Gruppo residenti nel territorio nazionale.

- un incremento di M/Euro 43.385 per la garanzia prestata alla società DL Trading Ltd a copertura di fidi bancari.
- un incremento di M/Euro 30.443 per garanzie prestate a favore della società Climaveneta S.p.A..
- un decremento per M/Euro 46.711 relativo a garanzie concesse precedentemente alla società Kenwood Ltd e non più riportate in quanto De'Longhi S.p.A. si è accollata direttamente il debito.
- un decremento di M/Euro 150.000 a seguito del rimborso del prestito obbligazionario della società De'Longhi Pinguino S.A.

Il dettaglio è il seguente:

Garanzie prestate a favore di:	31/12/2003	31/12/2002	Variazione
De'Longhi Capital Services S.p.A.	436.106	203.000	233.106
De'Longhi Pinguino S.A.	-	150.000	(150.000)
Kenwood Ltd	7.094	53.805	(46.711)
Kenwood Home Appliances Pty Ltd. S.A.	2.450	-	2.450
DL Trading Ltd	43.385	-	43.385
Climaveneta S.p.A.	30.443	-	30.443
De'Longhi America Inc.	10.293	14.303	(4.010)
De'Longhi Japan Corp.	11.847	12.863	(1.016)
DL Radiators S.p.A.	15.449	11.096	4.353
De'Longhi Ltd	8.513	9.224	(711)
De' Longhi Electrodomesticos Espana SL	1.310	-	1.310
De'Longhi Deutschland Gmbh	-	1.023	(1.023)
La Supercalor S.p.A.	852	852	-
De'Longhi France S.a.r.l.	-	838	(838)
E-Services Srl	928	-	928
Elba S.p.A.	545	-	545
Ariete Hispania S.L.	13	-	13
Totale	**569.228**	**457.004**	**112.224**

Strumenti finanziari di copertura dei rischi finanziari

La società, allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi d'interesse connesse alle transazioni commerciali e alle operazioni finanziarie, ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica.

Per porre in essere tali operazioni, la società si è talvolta avvalsa della controllata De'Longhi Capital Services S.p.A., che svolge funzioni di tesoreria centralizzata per il Gruppo in materia di gestione dei rischi finanziari e delle connesse transazioni in derivati; secondo quanto previsto dalla *policy* aziendale, le condizioni economiche ottenute sul mercato da De'Longhi Capital Services S.p.A. vengono ribaltate *in toto* a favore della società.

In alcuni casi isolati, De'Longhi S.p.A., in veste di Capogruppo, ha preso direttamente in carico operazioni di copertura in relazione a rischi a cui altre società estere del Gruppo erano esposte; tale procedura è stata motivata dall'impossibilità delle suddette società di poter effettuare in proprio operazioni in derivati, per lo più in conseguenza di vincoli di tipo normativo dettati dalle legislazioni locali.

Strumenti derivati in cambi: accolgono le operazioni di copertura poste in essere al fine di garantire un prefissato cambio di incasso (o pagamento) delle diverse valute. Includono sia operazioni a termine che opzioni strutturate per le principali valute di esposizione (Dollaro USA, Sterlina, Yen, Dollaro Canadese e Zloty Polacco).
Gli importi nominali delle suddette operazioni (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre 2003 sono i seguenti:

			di cui tramite De'Longhi Capital Services SpA
A – Operazioni in carico a De'Longhi S.p.A. per rischi propri			
1) Vendita di GBP contro EUR	GBP	18.000.000	-
2) Acquisto di USD contro EUR	USD	62.800.000	21.800.000
3) Vendita di AUD contro EUR	AUD	17.100.000	17.100.000
4) Vendita di CAD contro EUR	CAD	15.000.000	15.000.000
5) Vendita di NZD contro EUR	NZD	7.000.000	7.000.000
6) Vendita di ZAR contro EUR	ZAR	10.000.000	10.000.000
7) Vendita di JPY contro EUR	JPY	2.400.000.000	600.000.000
B – Operazioni in carico a De'Longhi S.p.A. per rischi intercorsi da altre società			
1) Acquisto di CNY contro USD	CNY	50.000.000	25.000.000
2) Vendita di EUR contro USD	USD	1.000.000	1.000.000
3) Vendita di GBP contro USD	USD	1.000.000	1.000.000
4) Acquisto di HKD contro USD	HKD	425.000.000	425.000.000
5) Acquisto di EUR contro ZAR	EUR	1.000.000	1.000.000
6) Acquisto di GBP contro ZAR	GBP	1.000.000	1.000.000
7) Acquisto di USD contro ZAR	USD	1.000.000	1.000.000
C – Operazioni ribaltate su società del Gruppo e con effetto neutro per De'Longhi S.p.A.			
1) Vendita di PLZ contro EUR	PLZ	3.000.000	-

Strumenti derivati in tassi d'interesse: rappresentano strumenti finanziari che la Società utilizza allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario, che costituisce il *benchmark* di riferimento per l'indebitamento) per una parte dell'indebitamento finanziario. Questi strumenti hanno tradizionalmente durata pluriennale e possono anche essere "agganciati" a specifiche operazioni di raccolta sui mercati dei capitali. Le operazioni in essere al 31 dicembre 2003 ammontano a Euro 41,3 milioni, di cui Euro 25,8 milioni scadenti entro il 2004, Euro 15,5 milioni scadenti entro il 2006.

In particolare, nel corso del 2003 si è estinta un'operazione di *swap* su tassi d'interesse legata al prestito obbligazionario di Euro 150 milioni emesso dalla De' Longhi Pinguino S.A. e rimborsato integralmente il 28 Aprile 2003.

COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

A) VALORE DELLA PRODUZIONE

I ricavi, comprensivi dei ricavi delle vendite e delle prestazioni e di altri ricavi, sono così analizzati:

Ricavi per area geografica:

	31/12/2003	%	31/12/2002	%	Variazione
Italia (*)	265.415	44,6%	281.849	44,0%	(16.434)
USA, Canada e Messico	67.860	11,4%	81.087	12,7%	(13.227)
Giappone	20.556	3,5%	31.176	4,9%	(10.620)
Gran Bretagna	38.724	6,5%	38.537	6,0%	187
Altri Europa	141.537	23,8%	142.806	22,3%	(1.269)
Resto del Mondo	60.478	10,2%	64.545	10,1%	(4.067)
Totale	**594.570**	**100%**	**640.000**	**100%**	**(45.430)**

Ricavi per linee prodotto:

	31/12/2003	%	31/12/2002	%	Variazione
Cottura e preparazione cibi, pulizia casa e stiro (*)	258.991	43,6%	304.602	47,6%	(45.611)
Riscaldamento	133.926	22,5%	140.981	22,0%	(7.055)
Condizionamento e trattamento aria	165.166	27,8%	146.064	22,8%	19.102
Altro	36.487	6,1%	48.353	7,6%	(11.866)
Totale	**594.570**	**100%**	**640.000**	**100%**	**(45.430)**

(*) Gli importi relativi all'esercizio 2002 includono le vendite effettuate da Simac-Vetrella S.p.A. a De'Longhi S.p.A. nei primi nove mesi del 2002 per l'ammontare di M/Euro 27.386 e le vendite effettuate nello stesso periodo da De'Longhi S.p.A. a Simac-Vetrella S.p.A. per M/Euro 8.064.

4- Incrementi di immobilizzazioni interne

Sono stati capitalizzati nella voce "Immobilizzazioni Immateriali" gli oneri relativi allo sviluppo di software e nella voce "Immobilizzazioni Materiali" gli oneri relativi a commesse interne relative a modifiche su Stampi e alla realizzazione di Attrezzature varie d'officina.

5- Altri ricavi

La voce "Altri ricavi e proventi" è così composta:

	31/12/2003	31/12/2002	Variazione
Rimborsi trasporti	8.875	7.750	1.125
Sopravvenienze attive	3.778	1.430	2.348
Contributi in conto esercizio	835	110	725
Rimborsi danni	724	535	189
Altri ricavi diversi	12.623	11.877	746
Totale	**26.835**	**21.702**	**5.133**

I rimborsi trasporti includono i riaddebiti ai clienti delle spese di trasporto sostenute.
Le sopravvenienze attive riguardano il rilascio di fondi precedentemente accantonati ed un rimborso ottenuto a seguito della chiusura di una pratica legale.
I contributi in conto esercizio sono relativi ai progetti di ricerca applicata per M/Euro 768 (M/Euro 110 nel 2002). I principali importi riconosciuti nel 2003 si riferiscono al contributo ex L. 46/82 per M/Euro 485, di cui relativi al programma "Gamma di condizionatori a basso impatto energetico – protocollo Kyoto" per M/Euro 417, e al contributo per il progetto "Chiller" per M/Euro 283.

La voce "Altri ricavi diversi" include prevalentemente il credito d'imposta ai sensi della L. 388/2000 maturato a seguito dell'incremento della base occupazionale, il corrispettivo per la cessione con esclusiva a terzi di diritti di utilizzo del know-how relativo alla produzione di radiatori elettrici ed i ricavi netti per i servizi di natura amministrativa e per i servizi prestati da personale dipendente alle altre società del Gruppo.

B) COSTI DELLA PRODUZIONE

6- Per materie prime, sussidiarie di consumo e di merci
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Acquisti materie prime	27.813	29.727	(1.914)
Acquisti componentistica (*)	156.028	188.960	(32.932)
Acquisti prodotti finiti (**)	117.504	108.125	9.379
Altri acquisti diversi	10.204	10.616	(412)
Totale	**311.549**	**337.428**	**(25.879)**

(*) Gli importi relativi all'esercizio 2002 includono gli acquisti di Simac-Vetrella S.p.A. da De'Longhi S.p.A. nei primi nove mesi del 2002 per l'ammontare di M/Euro 5.738 e gli acquisti relativi allo stesso periodo di De'Longhi S.p.A. da Simac-Vetrella S.p.A. per M/Euro 8.193.
(**) Gli importi relativi all'esercizio 2002 includono gli acquisti di Simac-Vetrella S.p.A. da De'Longhi S.p.A. nei primi nove mesi del 2002 per l'ammontare di M/Euro 2.326 e gli acquisti relativi allo stesso periodo di De'Longhi S.p.A. da Simac-Vetrella S.p.A. per M/Euro 19.193.

Gli acquisti di prodotti finiti sono effettuati soprattutto dalle altre società del Gruppo.

7- Per servizi
La voce "Servizi" è così dettagliata:

	31/12/2003	31/12/2002	Variazione
Pubblicità	40.964	34.853	6.111
Trasporti	27.469	19.309	8.160
Lavorazioni esterne	17.517	21.128	(3.611)
Provvigioni e commissioni	13.400	14.809	(1.409)
Consulenze	5.213	5.793	(580)
Assistenza tecnica	6.761	6.721	40
Forza motrice	3.881	3.789	92
Spese viaggio	4.936	3.498	1.438
Spese assicurative	3.728	3.842	(114)
Spese e contributi depositi e magazzino	3.489	3.253	236
Lavoro temporaneo	2.680	3.292	(612)
Manutenzioni di terzi	1.523	2.040	(517)
Altri servizi diversi	15.517	15.359	158
Totale	**147.078**	**137.686**	**9.392**

L'ammontare dei compensi per gli amministratori e sindaci, incluso nella voce "Altri servizi diversi", è riepilogato nell'allegato n. 4 della presente nota integrativa.

9- Costi del personale
La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico al 31/12/2003 e media 2003):

	31/12/2003	Media 2003	31/12/2002	Media 2002
Operai	1.468	1.587	1.654	1.701
Impiegati	621	634	648	648
Dirigenti	40	39	40	39
Totale	**2.129**	**2.260**	**2.342**	**2.388**

10- Ammortamenti e svalutazioni

Ammortamenti:	31/12/2003	31/12/2002	Variazione
- Immateriali	16.325	15.115	1.210
- Materiali	13.931	22.761	(8.830)
Totale	**30.256**	**37.876**	**(7.620)**

Gli ammortamenti sono stati pari a M/Euro 30.256 (M/Euro 37.876 nel 2002). Gli ammortamenti delle immobilizzazioni materiali si sono ridotti rispetto al 2002 principalmente per effetto del completamento del piano d'ammortamento di alcuni cespiti della categoria "Impianti e macchinari", per l'alienazione di immobilizzazioni effettuata nel corso del 2003 e per il mancato ricorso all'iscrizione degli ammortamenti anticipati.

Le svalutazioni dei crediti compresi nell'attivo circolante per M/Euro 2.505 sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nei paragrafi relativi ai crediti verso clienti e ai crediti verso altri.

12- Accantonamenti per rischi/altri accantonamenti
Le voci includono prevalentemente gli accantonamenti al fondo resi, al fondo garanzia prodotti e al fondo indennità suppletiva di clientela che sono stati commentati precedentemente nella sezione "Fondi per Rischi e Oneri".

14- Oneri diversi della gestione
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Imposte e tasse diverse	1.145	1.205	(60)
Sopravvenienze passive	754	914	(160)
Contributi associativi	220	264	(44)
Altri oneri diversi	889	2.386	(1.497)
Totale	**3.008**	**4.769**	**(1.761)**

C) PROVENTI E ONERI FINANZIARI

La classificazione per natura dei proventi (oneri) finanziari netti è riepilogata di seguito:

	31/12/2003	31/12/2002	Variazione
Proventi da partecipazioni	38.029	11.251	26.778
Interessi attivi (passivi) netti e oneri per securitisation (*)	(1.721)	3.100	(4.821)
Utile (perdita) su cambi	1.015	4.100	(3.085)
Utile (perdita) su coperture su tassi di interesse	(4.066)	(9.427)	5.361
Proventi (oneri) finanziari diversi	(3.566)	(1.918)	(1.648)
Totale proventi (oneri) finanziari	**29.691**	**7.106**	**22.585**

(*) per quanto riguarda la *securitisation* la voce include, oltre alla componente finanziaria, anche oneri accessori.

Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Proventi da:			
- Dividendi	36.118	10.243	25.875
- Plusvalenze da alienazioni	1.770	927	843
- Credito d'imposta	141	81	60
Totali proventi da partecipazioni (a)	**38.029**	**11.251**	**26.778**

Altri proventi finanziari	**31/12/2003**	**31/12/2002**	**Variazione**
Verso imprese controllate	13.607	19.994	(6.387)
Verso imprese collegate	116	416	(300)
Verso altri:			
- differenze cambio attive e proventi da coperture su cambi	32.162	17.847	14.315
- proventi da operazioni di copertura tassi	450	1.269	(819)
- verso banche	138	301	(163)
- da titoli iscritti nell'attivo circolante	7	0	7
Altri proventi vari	193	722	(529)
Totale (b)	**46.673**	**40.549**	**6.124**

Interessi e oneri finanziari	**31/12/2003**	**31/12/2002**	**Variazione**
Verso imprese controllate	4.278	3.145	1.133
Verso altri:			
- differenze cambio passive e oneri da coperture su cambi	31.147	13.747	17.400
- interessi su finanziamenti a M/L termine	6.517	5.867	650
- oneri da operazioni di copertura tassi	4.517	10.696	(6.179)
- oneri securitisation	3.812	1.761	2.051
- interessi su debiti v/banche	820	2.745	(1.925)
- oneri finanziari diversi	3.920	6.733	(2.813)
Totale (c)	**55.011**	**44.694**	**10.317**

Totale Proventi (Oneri) finanziari (a + b - c)	**29.691**	**7.106**	**22.585**

I dividendi sono relativi alle società controllate De'Longhi Nederland B.V. (M/Euro 26.350), Climaveneta S.p.A. (M/Euro 9.500), E-Services S.r.l. (M/Euro 102) e da una società collegata.

Le plusvalenza da alienazioni è riferita all'alienazione della partecipazione detenuta in Parex Industries Limited.

La voce "Oneri finanziari diversi" include principalmente sconti finanziari per M/Euro 1.564 e interessi passivi per pagamenti dilazionati di imposte per M/Euro 351.

D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

19- Svalutazioni
Il dettaglio è il seguente:

	31/12/2003	31/12/2002	Variazione
Minusvalenze partecipazioni controllate	(35.021)	0	(35.021)
Svalutazioni partecipazioni controllate	(1.686)	(24.619)	22.933
Svalutazioni altre partecipazioni	0	(70)	70
Totale svalutazioni	**(36.707)**	**(24.689)**	**(12.018)**

La voce "Minusvalenze partecipazioni controllate" è relativa alla liquidazione della società De'Longhi Pinguino S.A. (operazione precedentemente descritta) per M/Euro 28.749, a versamenti a copertura perdite nelle società controllate De'Longhi America Inc. per M/Euro 5.067 e De'Longhi Limited per M/Euro 1.205.

La voce "Svalutazioni partecipazioni controllate" si riferisce per M/Euro 1.086 alla svalutazione di De'Longhi Deutschland Gmbh e per M/Euro 600 all'accantonamento per rischi di svalutazione della società controllata De'Longhi America Inc.

E) PROVENTI E ONERI STRAORDINARI

Il dettaglio è il seguente:

20 – Proventi	**31/12/2003**	**31/12/2002**	**Variazione**
Plusvalenze da alienazioni	3.177	0	3.177
Altro	5	83	(78)
Totale proventi	**3.182**	**83**	**3.099**

21 - Oneri	**31/12/2003**	**31/12/2002**	**Variazione**
Imposte e tasse esercizi precedenti	(6.489)	(363)	(6.126)
Svalutazione magazzino	(2.140)	0	(2.140)
Svalutazione cespiti	(940)	0	(940)
Minusvalenza su vendita imm.ni materiali	(551)	0	(551)
Altro	(3.081)	(875)	(2.206)
Totale Oneri	**(13.201)**	**(1.238)**	**(11.963)**
Totale Proventi (Oneri) Straordinari	**(10.019)**	**(1.155)**	**(8.864)**

La voce "Plusvalenze da alienazione" è la risultante della vendita di impianti e macchinari effettuata nell'esercizio.
La voce "Imposte e tasse esercizi precedenti" è relativa per M/Euro 6.469 al costo del condono fiscale e per il rimanente (M/Euro 20) a oneri per la definizione delle imposte di esercizi precedenti. Avvalendosi delle norme di legge relative ai condoni, la Società ha definito le annualità sino al 2002 ai fini delle imposte dirette, sino al 2001 ai fini dell'imposta sul valore aggiunto nonché tutte le liti pendenti e potenziali esistenti nei confronti dell'Amministrazione Finanziaria.
La voce "Svalutazione magazzino" si riferisce alla vendita straordinaria effettuata in blocco a valore di realizzo inferiore rispetto al valore di magazzino di imballaggi (pallets) ritenuti non più necessari all'attività in quanto divenuti obsoleti.
La Svalutazione cespiti si riferisce all'adeguamento prudenziale al valore di realizzo di alcuni cespiti non più utilizzabili nel processo produttivo.
La voce "Minusvalenze su vendita di immobilizzazioni materiali" si riferisce alla vendita di macchinari effettuata nell'esercizio.

La voce "Altro" include prevalentemente l'accantonamento prudenziale per possibili oneri connessi alla delocalizzazione produttiva.

22- Imposte dell'esercizio
La voce è così composta:

	31/12/2003	31/12/2002	Variazione
Imposte correnti	4.487	18.019	(13.532)
Imposte differite	(3.891)	(7.608)	3.717
Totale	**596**	**10.411**	**(9.815)**

Le imposte correnti sono composte da Irap.

Rapporti patrimoniali ed economici con società controllanti, controllate, collegate e correlate
Con riferimento alle comunicazioni Consob n. 97001574 del 20/02/97, n. 98015375 del 27/02/98 e n. DEM/2064231 del 30/09/2002 aventi per oggetto i rapporti intrattenuti con le società del Gruppo e con le parti correlate, si segnala che tutte le operazioni poste in essere rientrano nell'ordinaria gestione del Gruppo, salvo quanto già specificato in nota integrativa, e sono regolate a condizioni di mercato.
Gli effetti derivanti dai rapporti di De'Longhi S.p.A. con le società controllanti, controllate, collegate e con le parti correlate, sono riepilogate nell'allegato n. 3 della presente nota integrativa.

Compensi amministratori e sindaci
L'allegato n. 4 riporta le informazioni richieste dal regolamento Consob (delibera n. 4971 del 14.05.1999).

Stock-option attribuite agli amministratori
L'allegato n. 5 riporta le informazioni richieste dal Regolamento Consob (delibera n. 11971 del 14.5.1999) e dalla Comunicazione Consob n. 11508 del 15.02.2000.

Eventi successivi
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Treviso, 26 marzo 2004

De'Longhi S.p.A.
L'Amministratore Delegato
Stefano Beraldo

ALLEGATI

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella nota integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società controllate e collegate e movimentazione delle partecipazioni.
2. Prospetto dei beni rivalutati.
3. Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate.
4. Compensi corrisposti agli Amministratori ed ai Sindaci.
5. Stock-Option attribuite agli Amministratori.

Elenco delle partecipazioni in imprese controllate e collegate ex art. 2427 c.c

(Allegato n. 1 alla nota integrativa) (*)

Denominazione	Sede		Capitale Sociale		Patrimonio netto		Utile o (perdita) ultimo esercizio	Quota posseduta	Valore di bilancio
Imprese controllate									In M/Euro
De'Longhi Finance S.A.	Luxembourg (L)	Eur	181.730.990	Eur	241.090.890	Eur	(640.100)	100%	241.737
Climaveneta S.p.A.	Treviso	Eur	10.000.000	Eur	40.320.362	Eur	10.320.362	100%	30.005
De'Longhi Nederland B.V.	Leiden (NL)	Eur	226.890	Eur	9.775.609	Eur	27.047.162	100%	7.681
De'Longhi Deutschland Gmbh	Seligenstadt (D)	Eur	2.100.000	Eur	4.882.888	Eur	1.395.137	100%	3.634
La Supercalor S.p.A.	Seregno (MI)	Eur	520.000	Eur	1.561.831	Eur	345.259	100%	2.933
De'Longhi France S.a.r.l.	Asnieres Cedex (F)	Eur	2.737.500	Eur	6.069.004	Eur	33.795	100%	2.440
De'Longhi Electrodomesticos Espana S.L.	Barcellona (E)	Eur	510.000	Eur	1.835.945	Eur	(174.055)	100%	2.010
De'Longhi Canada Inc.	Mississauga – Ontario (CAN)	Cad	1	Cad	2.958.879	Cad	(606.715)	100%	1.214
De'Longhi Ltd	Wellingborough (GB)	Gbp	4.000.000	Gbp	736.576	Gbp	(1.188.794)	100%	1.045
De'Longhi Capital Services S.p.A.	Treviso	Eur	100.000	Eur	124.545	Eur	28.131	100%	105
Clim.Re S.A.	Luxembourg (L)	Eur	1.239.468	Eur	1.239.468	Eur	0	4%	54
E-Services S.r.l.	Treviso	Eur	50.000	Eur	476.768	Eur	210.495	51%	26
De'Longhi America Inc.	Saddle Brook (USA)	Usd	9.100.000	Usd	(2.735.161)	Usd	(8.545.192)	100%	0
Totale									292.884
Imprese collegate									
Partecipazione detenuta tramite Compagnia Fiduciaria Comitalia S.p.A. (1)		Eur	520.000	Eur	6.303.363	Eur	(379.493)	40%	3.025
Omas S.r.l. (2)	Gualtieri (RE)	Eur	364.000	Eur	3.114.205	Eur	536.828	40%	1.136
Effegici S.r.l. (2)	Gorgo al Monticano (TV)	Eur	244.400	Eur	286.381	Eur	(16.366)	25%	201
Totale									4.362

(1) La partecipazione detenuta tramite Compagnia Fiduciaria Comitalia S.p.A. è relativa ad una società che produce prodotti finiti per conto del Gruppo; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società collegata al fine di non arrecare pregiudizio alla stessa o alla De'Longhi S.p.A.

(2) Dati relativi al bilancio d'esercizio al 31/12/2002.

(*) I dati sono relativi al bilancio al 31 dicembre 2003 se non specificato diversamente.

Prospetto delle variazioni delle partecipazioni

(Allegato n. 1 alla nota integrativa - segue)

Partecipazioni	Valore di bilancio al 31 dicembre 2002	Acquisizioni, sottoscrizioni e ripianamenti	Dismissioni, scorpori e riclassificazioni	Svalutazioni e ripristini netti	Valore di bilancio al 31 dicembre 2003
Controllate					
De'Longhi Finance S.A.	-	241.737	-	-	241.737
Climaveneta S.p.A.	-	30.005	-	-	30.005
De'Longhi Nederland B.V.	7.681	-	-	-	7.681
De'Longhi Deutschland Gmbh	2.120	2.600	-	(1.086)	3.634
La Supercalor S.p.A.	2.933	-	-	-	2.933
De'Longhi France S.a.r.l.	2.440	-	-	-	2.440
De'Longhi Electrodomesticos Espana S.L.	-	2.010	-	-	2.010
De'Longhi Canada Inc.	1.214	-	-	-	1.214
De'Longhi Ltd	1.145	-	-	(100)	1.045
De'Longhi Capital Services S.p.A.	105	-	-	-	105
Clim.Re S.A.	54	-	-	-	54
E-Services S.r.l.	26	-	-	-	26
De'Longhi America Inc.	-	-	-	-	-
De'Longhi Pinguino S.A.	25.651	-	(25.651)	-	-
Totale controllate	**43.369**	**276.352**	**(25.651)**	**(1.186)**	**292.884**
Collegate					
Partecipazione detenuta tramite Comitalia Compagnia Fiduciaria S.p.A.	3.025	-	-	-	3.025
Omas S.r.l.	1.136	-	-	-	1.136
Effegici S.r.l.	201	-	-	-	201
Totale collegate	**4.362**	**-**	**-**	**-**	**4.362**
Altre imprese					
Altre minori	10	-	-	-	10
Totale altre imprese	**10**	**-**	**-**	**-**	**10**
Totale	**47.741**	**276.352**	**(25.651)**	**(1.186)**	**297.256**

Prospetto dei beni rivalutati

(Allegato n. 2 alla nota integrativa)

Voci dello Stato Patrimoniale	Beni rivalutati				Totale rivalutazioni
	Allocazione Disavanzo di fusione 2002	Allocazione Disavanzo di fusione 1995	Legge n°413/1991	Altre rivalutazioni	
Immobili strumentali	1.509	43.899	5.064	16.716	67.188
Impianti e macchinari		34.207		8.333	42.540
Attrezzature industriali e commerciali				3.574	3.574
Automezzi				207	207
Concessioni, Licenze, Marchi e Diritti		119.353			119.353
Totali	**1.509**	**197.459**	**5.064**	**28.830**	**232.862**

BILANCIO D'ESERCIZIO DE'LONGHI S.P.A.
(Importi in Euro milioni)

Rapporti patrimoniali ed economici con società controllanti, controllate, collegate e correlate

(Allegato n. 3 alla nota integrativa)

	Ricavi delle vendite	Altri ricavi	Costi per Materie Prime e altro	Proventi e oneri finanziari	Proventi e oneri straordinari	Crediti Finanziari immobilizzati	Crediti Finanziari del Circolante	Crediti Commerciali	Debiti Finanziari	Debiti Commerciali
Società controllate: (1)										
De'Longhi America Inc.	34,0	-	(7,5)	-	-	0,1	-	44,2	-	(5,2)
De'Longhi Limited	36,9	-	(4,6)	-	-	-	-	23,2	-	(2,0)
De'Longhi Japan Corporation	20,3	-	(1,3)	-	-	0,1	-	10,2	-	(0,2)
De'Longhi Pinguino S.A.	-	-	-	8,8	-	-	-	-	-	-
De'Longhi Canada Inc.	10,3	0,5	(0,5)	-	-	-	-	6,2	-	(0,4)
De'Longhi France S.a.r.l.	24,4	-	(3,1)	-	-	-	-	8,6	-	(1,6)
De'Longhi Deutschland Gmbh	13,9	-	(2,0)	-	-	-	-	5,0	-	(0,3)
La Supercalor S.p.A.	5,4	0,3	-	-	-	-	-	5,5	-	-
De'Longhi Nederland B.V.	9,4	-	(1,4)	26,4	-	-	12,0	4,4	-	(1,0)
De'Longhi Electrodomesticos Espana S.L.	12,4	-	-	-	-	-	-	12,6	-	-
Elba S.p.A.	0,7	0,4	(13,5)	(2,0)	-	1,2	-	0,7	-	(6,7)
DL Radiators S.p.A.	0,1	1,1	(0,2)	(1,2)	-	4,3	-	2,7	-	(0,7)
Climaveneta S.p.A.	0,1	0,6	(0,7)	9,5	-	10,0	9,5	3,0	(0,2)	(0,7)
E-Services S.r.l.	-	0,5	(1,5)	0,1	-	-	-	1,8	-	-
De'Longhi Capital Services S.p.A.	-	0,3	-	(0,1)	-	62,9	101,5	0,3	-	-
Kenwood Appl. Singapore Pte. Ltd.	0,4	-	(0,1)	-	-	-	-	0,1	-	-
DL Trading Limited	0,7	0,3	(50,6)	0,1	-	0,1	-	0,5	-	(11,7)
Tricom Ind. Co. Ltd.	1,2	2,1	(19,4)	-	-	-	-	1,7	-	(4,4)
Ariete S.p.A.	-	-	(0,2)	0,1	-	0,3	0,9	-	-	(0,8)
Inntek S.a.s.	0,1	-	-	-	-	-	-	0,1	-	-
Kenwood Manufacturing Gmbh	-	-	(0,7)	-	-	-	-	-	-	(0,2)
Kenwood Appl. Malaysia Sdn. Bhd.	0,1	-	-	-	-	-	-	-	-	-
Climaveneta Deutschland Gmbh	1,1	-	-	-	-	-	-	0,7	[illegible]	-
Kenwood Limited	0,2	1,7	(5,1)	3,5	-	1,5	-	1,8	-	(4,8)
De'Longhi New Zeland Ltd	0,5		(0,4)	0,1	-	0,3	-	0,3	-	(0,3)
De'Longhi Australia Pty Ltd	6,4	0,2	(0,9)	-	-	-	-	6,0	-	(0,8)
De'Longhi Clima Polska Sp. Zo.O.	0,1	-	-	-	-	-	-	-	-	-
Sile Corpi Scaldanti S.r.l.	-	0,1	-	-	-	0,1	-	0,1	-	(0,6)

	Ricavi delle vendite	Altri ricavi	Costi per Materie Prime e altro	Proventi e oneri finanziari	Proventi e oneri straordinari	Crediti Finanziari Immobilizzati	Crediti Finanziari del Circolante	Crediti Commerciali	Debiti Finanziari	Debiti Commerciali
Clim.Re S.A.	-	-	-	(0,1)	-	-	-	-	(1,6)	-
Kenwood Appliances Plc	-	-	-	-	-	-	-	-	(0,1)	-
Kenwood International Ltd	-	-	-	-	-	-	-	-	(0,1)	-
Kenwood Home Appliances Pty Ltd.	0,8	-	(0,1)	-	-	1,2	-	0,1	-	-
Totale	**179,5**	**8,1**	**(113,8)**	**45,2**	-	**82,1**	**123,9**	**139,8**	**(2,0)**	**(42,4)**
Società collegate: (2)										
Omas S.r.l.	0,2	-	(0,2)	-	-	-	-	0,3	-	(0,2)
Parex Industries Ltd (3)	5,7	0,3	-	0,1	-	-	-	-	-	-
Partecipazione detenuta tramite Comitalia Compagnia Fiduciaria S.p.A. (4)	0,1	-	(1,3)	0,2	-	-	-	-	-	(0,2)
Totale	**6,0**	**0,3**	**(1,5)**	**0,3**	-	-	-	**0,3**	-	**(0,4)**
Totale società controllate e collegate	**185,5**	**8,4**	**(115,3)**	**45,5**	-	**82,1**	**123,9**	**140,1**	**(2,0)**	**(42,8)**
Società controllanti:										
De'Longhi Soparfi S.A. (5)	-	-	(0,1)	-	1,5	-	-		-	-
Totale	-	-	**(0,1)**	-	**1,5**	-	-	-	-	-
Società correlate:										
Liguria Assicurazioni S.p.A.	-	-	(0,1)	-	-	-	-	-	-	-
Itaia Distribuidora De Electrodom. Ltda.	-	-	-	-	-	-	-	0,3	-	-
Max Information S.r.l. (6)	-	-	(1,5)	-	-	-	-	-	-	(0,5)
Totale	-	-	**(1,6)**	-	-	-	-	**0,3**	-	**(0,5)**

(1) Trattasi prevalentemente di rapporti di natura commerciale e di fornitura di servizi di natura amministrativa prestati dal personale dipendente.
(2) Trattasi principalmente di rapporti di natura commerciale.
(3) Trattasi di società collegata ceduta nel corso del 2003.
(4) Vedasi la nota (1) dell'allegato n. 1
(5) Trattasi prevalentemente del provento relativo all'impegno sottoscritto in data 24/04/2001 dalla controllante che prevedeva di preservare la Capogruppo da ogni eventuale passività derivante da contenziosi fiscali e adesione a concordati fiscali che eccedessero una franchigia di Euro 4 milioni per gli esercizi antecedenti il 31/12/2000. Tale indennizzo è connesso agli oneri sostenuti per l'adesione al condono ai fini fiscali ai sensi del D.L. n. 289 del 27/12/2002 da parte della Capogruppo.
(6) Trattasi di servizi prestati in campo pubblicitario; Max Information S.r.l. è società in cui l'amministratore di De'Longhi S.p.A., Sig. G. Sandri ha funzione di consigliere delegato.

Oltre a quanto sopra esposto risultano quali rapporti con parti correlate, fitti passivi corrisposti alle società Immobiliare S.Giuseppe S.r.l. per Euro 13.749 e compensi erogati allo Studio legale e tributario Biscozzi e Nobili, con il quale sono intercorsi, durante il 2003, rapporti di natura consulenziale. Si rimanda ai commenti della nota integrativa nell'allegato n.4 "Compensi ad amministratori e sindaci" per maggiori informazioni.

BILANCIO D'ESERCIZIO DE'LONGHI S.P.A.
(Importi in Euro migliaia)

Compensi corrisposti agli Amministratori ed ai Sindaci
(art. 78 regolamento Consob delibera n. 11971 del 14.5.1999)

(Allegato n. 4 alla nota integrativa – in Euro migliaia)

Soggetto	Descrizione carica	Compensi					
Cognome e nome	Carica ricoperta	Durata della carica	Scadenza della carica	Emolumenti per la carica	Benefici non monetari	Bonus e altri incentivi	Altri compensi
De'Longhi Giuseppe	Presidente	01.01/31.12.03	Bilancio 2003	486			9 *(1)*
De'Longhi Fabio	Vice-Presidente	01.01/31.12.03	Bilancio 2003	441 *(2)*			14 *(3)*
Beraldo Stefano	Consigliere Delegato	01.01/31.12.03	Bilancio 2003	573 *(4)*			9 *(3)*
Sartori Silvio	Consigliere	01.01/31.12.03	Bilancio 2003	21			15 *(1)*
Sandri Giorgio	Consigliere	01.01/31.12.03	Bilancio 2003	21			
Garavaglia Carlo	Consigliere	01.01/31.12.03	Bilancio 2003	21			4 *(5)*
Brunetti Giorgio	Consigliere	01.01/31.12.03	Bilancio 2003	21			4 *(5)*
Ponzellini Gianluca	Presidente del Collegio Sindacale	01.01/31.12.03	Bilancio 2003	62			
Malerba Giancarlo	Sindaco effettivo	01.01/31.12.03	Bilancio 2003	41			
Lanfranchi Massimo	Sindaco effettivo	01.01/31.12.03	Bilancio 2003	41			

(1) Compensi relativi a cariche sociali ricoperte presso altre società controllate.
(2) L'importo comprende anche il compenso percepito in qualità di Direttore Commerciale e Marketing di De'Longhi S.p.A.
(3) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De'Longhi S.p.A..
(4) L'importo comprende anche il compenso percepito in qualità di Direttore Generale.
(5) Compensi relativi alla carica di membro del Comitato per la Remunerazione e del Comitato per il Controllo Interno e per la Corporate Governance.

Il dr C. Garavaglia e il dr G. Malerba sono Soci dello Studio legale e tributario Biscozzi Nobili, al quale sono stati erogati da parte della società compensi durante il 2003 per M/Euro 255.

Stock-Option attribuite agli Amministratori
(art. 78 regolamento Consob delibera n. 11971 del 14.5.1999)

(Allegato n. 5 alla nota integrativa) (*)

Soggetto	**Diritti di opzione attribuiti nel corso dell'esercizio**			**Esercizio delle opzioni di acquisto realizzate nel corso dell'esercizio**	
Cognome e nome	Numero di azioni acquistabili	Prezzo per azione di esercizio delle opzioni	Periodo di esercizio	Numero azioni acquistate	Prezzo di esercizio
Beraldo Stefano	1.189.004	3,4	2004 - 2006	-	-
De'Longhi Fabio	608.790	3,4	2004 – 2006	-	-

(*) Per ulteriori dettagli si rinvia a quanto descritto nella Relazione sulla Gestione.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della De' Longhi SpA chiuso al 31 dicembre 2003. La responsabilità della redazione del bilancio compete agli amministratori della De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 25 marzo 2003.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2003 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nei precedenti esercizi ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nell'illustrazione della voce "Immobilizzazioni materiali".

(b) Alla fine dell'esercizio 2003 la società ha rivisto la stima delle vite utili residue utilizzate per la determinazione degli ammortamenti economico-tecnici. Tale revisione si è concretizzata, in un prolungamento delle relative vite utili; tuttavia, per finalità esclusivamente fiscali, si sono mantenute le aliquote di ammortamento precedentemente applicate. I relativi effetti sul risultato d'esercizio e sul patrimonio netto sono illustrati nella nota integrativa nel capitolo "Immobilizzazioni materiali".

(c) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente e precedente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nell'illustrazione della voce "Immobilizzazioni immateriali".

(d) La società detiene partecipazioni di controllo ed ha pertanto redatto (come richiesto dalle norme di legge) il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio di esercizio.

Treviso, 31 marzo 2004

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

ANNULLATA

PRICEWATERHOUSECOOPERS

(b) Alla fine dell'esercizio 2003 la società ha rivisto la stima delle vite utili residue utilizzate per la determinazione degli ammortamenti economico-tecnici. Tale revisione si è concretizzata, in un prolungamento delle relative vite utili; tuttavia, per finalità esclusivamente fiscali, si sono mantenute le aliquote di ammortamento precedentemente applicate. I relativi effetti sul risultato d'esercizio e sul patrimonio netto sono illustrati nella nota integrativa nel capitolo "Immobilizzazioni materiali".

(c) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente e precedente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nell'illustrazione della voce "Immobilizzazioni immateriali".

(d) La società detiene partecipazioni di controllo ed ha pertanto redatto (come richiesto dalle norme di legge) il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio di esercizio.

Treviso, 31 marzo 2004

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

DE LONGHI S.p.A.

Sede Legale in Treviso - Via L. Seitz n. 47

Capitale Sociale Euro 448.500.000 int. vers.

Cod. Fisc.11570840154 e Partita I.V.A. 03162730265

REA di Treviso 224758

* * * *

RELAZIONE DEL COLLEGIO SINDACALE AL BILANCIO AL 31 DICEMBRE 2003

Signori Azionisti,

nel corso dell'esercizio chiuso al 31 dicembre 2003 abbiamo svolto l'attività di vigilanza prevista dalla legge, secondo i principi di comportamento del Collegio Sindacale raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, tenuto conto delle raccomandazioni fornite dalla Consob con Comunicazione n. 1025564 del 6 aprile 2001 e successive modificazioni.

Avuto riguardo alle modalità con cui si è svolta l'attività istituzionale del Collegio Sindacale, diamo atto di avere:

- partecipato a tutte le riunioni dell'Assemblea dei Soci e del Consiglio di Amministrazione tenutesi nel corso dell'anno ed ottenuto dagli Amministratori periodiche informazioni sull'attività svolta e sulle operazioni di maggior rilievo effettuate dalla società o dalle società controllate;
- acquisito gli elementi di conoscenza riguardanti lo sviluppo organizzativo del Gruppo, in particolare con riferimento alla costituzione di un secondo polo

industriale in Cina ed alle connesse iniziative di presidio direzionale e di controllo. Le informazioni in parola sono state raccolte mediante le comunicazioni rese dagli Amministratori, verifiche dirette, raccolta di informazioni dai responsabili delle funzioni interessate, scambi di dati e informazioni con la Società di revisione PriceWaterhouse Coopers S.p.A.;

- vigilato sul funzionamento dei sistemi di controllo interno e amministrativo – contabile al fine di valutarne l'adeguatezza per le esigenze gestionali, nonché l'affidabilità per la rappresentazione dei fatti di gestione. In tale vigilanza siamo stati supportati dall'esito del trimestrale lavoro svolto dalla Società di revisione sulla regolare tenuta della contabilità sociale concluso senza evidenziare alcun fatto censurabile;
- verificato l'osservanza delle norme di legge inerenti la formazione del bilancio, del bilancio consolidato e della relazione sulla gestione ad essi relativa, mediante verifiche dirette nonché specifiche notizie assunte dalla Società di revisione.

Inoltre, nel rispetto delle citate comunicazioni della Consob, Vi forniamo le seguenti informazioni:

1. le operazioni di maggior rilievo economico, finanziario e patrimoniale effettuate dalla società e dalle sue controllate sono state compiute in conformità alla legge ed allo statuto sociale. Sulla base delle informazioni acquisite abbiamo potuto accertare come esse non fossero manifestamente

imprudenti, azzardate, in conflitto d'interesse o comunque tali da compromettere l'integrità del patrimonio sociale.

2. Non abbiamo riscontrato operazioni atipiche e/o inusuali, compiute in corso d'anno con terzi, parti correlate o infragruppo.

   Gli Amministratori, nella loro relazione sulla gestione e nella nota integrativa, indicano e illustrano le principali operazioni con terzi, con parti correlate o infragruppo descrivendone le caratteristiche ed i loro effetti economici. Abbiamo, inoltre, accertato che le ordinarie procedure operative in vigore presso il Gruppo, garantiscono che tutte le operazioni commerciali con le parti dianzi citate siano concluse secondo condizioni di mercato.

3. Riteniamo che le informazioni rese dagli Amministratori nella loro relazione sulla gestione e nella nota integrativa circa le operazioni di cui al precedente punto 2 siano adeguate.

4. La relazione della società di revisione PriceWaterhouse Coopers S.p.A., rilasciata in data 31.03.2004, sul bilancio consolidato al 31.12.2003 del gruppo De' Longhi non contiene rilievi ma un richiamo all'informativa resa dagli Amministratori in merito alla nuova stima circa la vita utile residua degli impianti e macchinari. La relazione di revisione sul bilancio al 31.12.2003 di De' Longhi S.p.A., rilasciata il 31.03.2004, non contiene rilievi, riporta, anch'essa alcuni richiami all'informativa contenuta nella nota integrativa riguardante le rettifiche di valore iscritte esclusivamente in applicazione di norme tributarie, nonché all'informativa, sempre contenuta in Nota

integrativa, riguardante la nuova stima della vita utile residua riferibile agli impianti ed ai macchinari.

5. Nel corso dell'esercizio 2003 non sono state presentate al Collegio Sindacale denuncie ex art. 2408 c.c..
6. Nel corso dell'esercizio 2003 non sono stati presentati esposti al Collegio Sindacale.
7. Nel corso dell'esercizio 2003 De' Longhi S.p.A. e le sue controllate hanno conferito alla PriceWaterhouse Coopers S.p.A. (e a società Italiane e estere del network PriceWaterhouse Coopers) incarichi, diversi rispetto la revisione legale e la revisione limitata sulla relazione semestrale, i cui corrispettivi, escluse le spese vive e l'I.V.A., sono riepilogati nel seguito (in Euro):

Natura incarico	Corrispettivo
. Servizi di assistenza fiscale a società controllate estere	90.748
. Altri servizi contabili e legali a società controllate italiane ed estere	153.267
	244.015

8. Non ci risulta che siano stati conferiti ulteriori incarichi a soggetti legati da rapporti continuativi alla società incaricata della revisione.
9. Nel corso dell'esercizio 2003, da parte dei Revisori di PriceWaterhouse Coopers S.p.A., non sono stati rilasciati pareri ai sensi di legge oltre quelli riferiti alla revisione contabile.
10. Nel corso dell'esercizio 2003 si sono tenute n. 6 riunioni del Consiglio di Amministrazione e n. 8 riunioni del Collegio Sindacale. Si da atto, inoltre, che il "Comitato di controllo interno e per la corporate governance" si è riunito tre

volte, mentre il "Comitato per le remunerazioni" si è riunito in due occasioni. Alle riunioni del "Comitato di controllo interno e per la corporate governance" ha sempre partecipato almeno un esponente del Collegio Sindacale.

11. Non abbiamo particolari osservazioni da svolgere sul rispetto dei principi di corretta amministrazione che appaiono essere stati costantemente osservati.

12. Nel corso del 2003 la struttura organizzativa della Società ha sostanzialmente conservato le qualità operative già espresse nel precedente esercizio ed è stata implementata in funzione delle nuove iniziative intraprese. Le scelte operate, sia in termini di nuove risorse sia in termini di nuove strutture, sono apparse al Collegio Sindacale adeguate per il conseguimento degli obiettivi gestionali indicati dal Consiglio di Amministrazione.

13. Il sistema di controllo interno, è stato adeguato in modo coerente alle modifiche delle strutture organizzative. Rileviamo, inoltre, che nella seconda parte dell'anno è stata istituita la funzione di Internal Auditing.

    Gli accertamenti svolti dal Collegio Sindacale, direttamente ovvero congiuntamente al "Comitato per il Controllo Interno e per la Corporate Governance", consentono al Collegio di confermare il proprio positivo giudizio sulla complessiva efficacia del sistema di controllo interno.

14. Allo stato delle nostre verifiche, e sentita la società di revisione PriceWaterhouse Coopers, non abbiamo particolari osservazioni da svolgere sulla sostanziale adeguatezza del sistema amministrativo – contabile e sulla sua affidabilità a rappresentare correttamente i fatti di gestione.

15. Il meccanismo attraverso cui vengono impartite disposizioni da parte della capogruppo alle società controllate è assicurato dalla presenza negli organi sociali di queste ultime dei massimi esponenti dell'alta direzione della capogruppo stessa, nonché dal sistema di comunicazioni caratterizzato da periodici rapporti informativi verso i dirigenti della capogruppo.
16. Nel corso dei sistematici incontri tra il Collegio Sindacale ed i Revisori, ai sensi dell'art. 150, comma 2, D.Lgs. n. 58/1998, non sono emersi aspetti rilevanti da segnalare.
17. Durante l'esercizio 2003 le modalità di governo della Società e delle sue controllate sono risultate coerenti ai principi contenuti nel codice di autodisciplina adottato. Va, altresì, notato che, in corso d'anno, è stato svolto uno studio per la redazione del Modello organizzativo di gruppo in ottemperanza alla previsione del D.Lgs. 231/2001.
18. In sede di conclusione Vi attestiamo che dalla nostra attività di vigilanza non sono emerse omissioni, fatti censurabili o irregolarità meritevoli di segnalazione agli Organi di Controllo o di menzione agli Azionisti.
19. Esprimiamo, infine, l'assenso, per quanto di nostra competenza, all'approvazione del bilancio dell'esercizio 2003 come presentato dal Consiglio di Amministrazione con la Relazione sulla gestione ed alla proposta di distribuzione dell'utile netto formulata dal Consiglio medesimo.

Treviso, 9 Aprile 2004.

Il Collegio Sindacale

REGISTRATO A TREVISO
il 3 MAGGIO 2004
N ... Mod. ...
con € ...
(di cui € ... per trascr)
(e di cui € ...)
per INVIM Il Direttore
F.to ...
(L.S.)

REPERTORIO N. 80285

RACCOLTA N. 19643

REPUBBLICA ITALIANA

VERBALE DI ASSEMBLEA STRAORDINARIA

della società

"DE' LONGHI S.P.A."

L'anno duemilaquattro , il giorno ventotto del mese di aprile

alle ore dieci e minuti trentasei (10,36)

(28-04-2004 ore 10.36)

In Treviso, presso il Boscolo Hotel Maggior Consiglio, in Via Terraglio al civico 140.

Avanti a me dott. ADA STIZ Notaio in Treviso, ed iscritto nel Ruolo del Distretto Notarile di Treviso, è personalmente comparso il Signor:

- DE' LONGHI GIUSEPPE, nato a Treviso il 24 aprile 1939, residente a Treviso (TV) Vicolo Rovero n. 1, industriale,

cod. fisc. DLN GPP 39D24 L407D,

il quale agisce nella sua qualità di Presidente del Consiglio di Amministrazione , della società:

"DE' LONGHI S.P.A." con sede legale in Treviso (TV) Via Lodovico Seitz n.47, capitale sociale Euro

fisc. e numero di iscrizione al Registro Imprese di Treviso 11570840154, e N. 1476142 R.E.A.

Il comparente, cittadino italiano, della cui identità personale io Notaio sono certo, previa rinuncia col mio consenso all'assistenza dei testimoni,mi richiede di dar atto della parte straordinaria dell'assemblea, indetta in prima convocazione per oggi a quest'ora ed in questo luogo.

Aderendo a tale richiesta io Notaio dò atto che l'assemblea, che ha già provveduto alla trattazione della parte ordinaria dell'ordine del giorno oggetto di separata verbalizzazione, si svolge in sede straordinaria come segue.

Il Presidente del Consiglio di amministrazione dr. Giuseppe de' Longhi dichiarando aperta la parte straordinaria dell'assemblea mantiene la Presidenza, ai sensi dell'art. 8 dello Statuto Sociale e dell'art. 6 del Regolamento Assembleare (quest' ultimo adottato con delibera dell'Assemblea ordinaria del 18 aprile 2001), e dà nuovamente atto che il Capitale Sociale, interamente versato, è attualmente costituito da n. 149.500.000 (centoquarantanovemilionicinquecentomila), azioni ordinarie del valore nominale di Euro 3,00 cadauna, per complessivi Euro 448.500.000 (quattrocento quarantottomilionicin-

Il Presidente dell'assemblea da atto:

-che l'Assemblea dei soci in sede ordinaria e straordinaria è stata regolarmente convocata per oggi in prima convocazione alle ore 9:00 ed occorrendo per il giorno 29 aprile 2004 stesso luogo e ora, in seconda convocazione, a norma di legge e di statuto, come da avviso pubblicato nella Gazzetta Ufficiale della Repubblica Italiana del 22 marzo 2004, foglio delle inserzioni n° 68, pagina 12, avviso n. C-5750, con rettifica pubblicata nella Gazzetta Ufficiale del 26 marzo 2004, foglio delle inserzioni n. 72, pagina 141, nonché sui quotidiani „Il Sole 24Ore" e „Finanza e Mercati" del 31 marzo 2004.

Il Presidente dell'assemblea dichiara:

-che le azioni della società sono ammesse alle negoziazioni presso il Mercato Telematico Azionario, organizzato e gestito da Borsa Italiana S.p.A.;

-che per il Consiglio di Amministrazione, oltre al sottoscritto, sono presenti i Signori:

_Fabio De' Longhi

_Stefano Beraldo

_Carlo Garavaglia

_assente giustificato il consigliere Giorgio Brunetti;
-che per il Collegio Sindacale sono presenti i Sindaci effettivi Signori:
_Gianluca Ponzellini - Presidente
_Massimo Lanfranchi
_assente giustificato il sindaco Giancarlo Malerba;
-che sono stati eseguiti a norma di legge e nei termini previsti i depositi utili a legittimare l'intervento in assemblea da parte dei soci presenti o rappresentati.
Il Presidente comunica:
-che a cura del personale dal Presidente stesso autorizzato è stata accertata la legittimazione degli azionisti presenti ad intervenire all'Assemblea ed in particolare è stata verificata la rispondenza alle vigenti norme di legge e di statuto delle deleghe portate dagli intervenuti;
Il Presidente dichiara che essendo intervenuti n. 9 (nove) azionisti rappresentanti in proprio n. 112.136.410 (centododicimilionicentotrentaseimilaquattrocentodieci) azioni e per delega n. 1.112.897 (unmilionecentododicimilaottocentonovantasette) azioni e così in totale n. 113.249.307.= (centotredicimilioniduecentoquarantanovemilatrecentosette) azioni ordinarie

novemilionicinquecentomila) azioni ordinarie costituenti il Capitale Sociale,e nessuno essendosi opposto alla trattazione del sottoindicato ordine del giorno, l'Assemblea straordinaria in prima convocazione è validamente costituita e può deliberare sul seguente

ORDINE DEL GIORNO

Modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario decreto legislativo n. 6/2003.

Il Presidente richiama le comunicazioni e le precisazioni fornite in apertura dei lavori dell'assemblea.

In particolare il Presidente comunica:

- che in base alle risultanze del Libro dei Soci e tenuto conto degli aggiornamenti relativi all'odierna Assemblea, delle comunicazioni ricevute ai sensi dell'art. 120 del Decreto Legislativo n. 58 del 1998 e delle altre informazioni a disposizione, il soggetto che risulta, direttamente o indirettamente possessore di azioni in misura superiore al 2% del capitale sociale sottoscritto e versato, è il seguente:

Azionista: The Long E Trust

Indirettamente tramite De' Longhi Soparfi SA

- di non essere a conoscenza dell'esistenza di patti parasociali ex art.122 del decreto legislativo n. 58/1998;
Il Presidente richiede formalmente che i partecipanti all'odierna Assemblea dichiarino l'eventuale sussistenza di cause di impedimento o sospensione del diritto di voto, ai sensi delle vigenti disposizioni di legge e dello Statuto Sociale, non conosciute dal Presidente e dal Collegio Sindacale; nessuno chiede la parola.
Il Presidente comunica che anche con riguardo all'argomento all'ordine del giorno di parte straordinaria sono stati regolarmente espletati gli obblighi informativi previsti dalle vigenti norme di legge e regolamentari. In particolare, la relazione sulle proposte di modifica dello statuto sociale redatta in conformità all'allegato 3A, schema 3 del Regolamento Emittenti, è stata trasmessa alla Consob in data 11 marzo 2004 e, ai sensi dell'articolo 3 del Decreto Ministeriale 5 novembre 1998, numero 437, è stata depositata insieme con le altre relazioni degli amministratori sugli ulteriori punti all'ordine del giorno, presso la sede sociale e la Borsa Italiana S.p.A. dal 9 aprile 2004 e pubblicata sul sito internet della Società www.delonghi.com.
Il Presidente dell'assemblea mi invita a dare lettura della relazione, un esemplare della quale viene allegato

Prende la parola l'azionista De' Longhi Soparfi il quale propone di omettere la lettura della relazione, considerato che la stessa è stata depositata e distribuita a tutti gli intervenuti. Nessuno degli intervenuti si oppone.

Prende la parola il Consigliere dr. Carlo Garavaglia il quale precisa che il Consiglio di Amministrazione, considerata la necessità - a seguito dell'entrata in vigore del D.lgs n. 6/2003 - di adeguare lo statuto sociale alla riforma del diritto societario , ha ritenuto opportuno cogliere l'occasione della convocazione dell'assemblea per l'approvazione del bilancio di esercizio convocando la stessa anche in sede straordinaria al fine di approvare le opportune modifiche statutarie; fa presente che, tra l'altro, dette modifiche permettono di recepire facoltà ora concesse dalla legge quali tra le altre in particolare:

- l'indicazione della sede legale limitatamente al Comune, omettendo l'indirizzo della società;
- il conferimento al consiglio di amministrazione delle competenze di cui all'art. 2365 2° comma C.C., prima attribuite all'assemblea, ivi inclusa la competenza a deliberare le fusioni delle società possedute in misura

zione, eventualmente anche con esclusione del diritto di opzione, le facoltà di cui agli articoli 2443 C.C. e 2420 ter C.C., con l'osservanza delle modalità e nei limiti stabiliti dalla legge;

- la possibilità per la società di emettere azioni prive del diritto di voto o con diritto di voto limitato ex art. 2351 C.C., nonchè di emettere gli strumenti finanziari partecipativi previsti dalla legge, con l'osservanza e nei limiti stabiliti di volta in volta dalla normativa in vigore al momento dell'emissione;

- la possibilità che l'assemblea si svolga in audiovideoconferenza, e che, nei casi previsti dalla legge, l'assemblea ordinaria possa essere convocata anche nel maggior termine di centottanta giorni dalla chiusura dell'esercizio sociale;

- il consiglio ha inoltre ritenuto opportuno non avvalersi della facoltà concessa dall'art. 2370, co.2, cod. civ., e ciò al fine di agevolare la partecipazione degli azionisti alle assemblee.

Inoltre è stato ritenuto opportuno avvalersi della facoltà di escludere il diritto di recesso dei soci nei casi stabiliti dall'articolo 2437, co. 2, cod. civ. (cosiddette cause "derogabili" di recesso).

A questo punto il Presidente da lettura della seguente

MARCA DA BOLLO 10,33 Euro

"L'assemblea degli azionisti:

- preso atto della relazione del consiglio di amministrazione;

- concordando con tutte le proposte di modifica dello statuto sociale previste nella relazione degli amministratori, che vengono puntualmente riportate nel nuovo testo di statuto allegato al verbale sub "C",

delibera:

1. di modificare gli articoli 1, 2, 5, 7, 8, 9, 10 e 13 dello statuto sociale e di aggiungervi gli articoli 5 bis, 5 ter, 7 bis, 8 bis, 10 bis, 14 bis e 18 bis, approvando e quindi adottando le formulazioni proposte nella relazione degli amministratori depositata agli atti presso la sede sociale e riportate nella nuova versione integrale dello Statuto, depositato agli atti presso la sede sociale;

. di approvare lo statuto sociale nella sua nuova versione;

. di attribuire al Presidente del Consiglio di Amministrazione, al Vice Presidente del Consiglio di Amministrazione ed all'Amministratore Delegato, anche disgiuntamente tra loro, ogni potere per curare gli adempimenti di legge, ivi compresi quelli pubblicitari, connessi all'attuazione della modifica dello Statuto sociale; ...

cazioni di carattere formale o che comunque fossero richieste dalle competenti Autorità."

Il Presidente apre la discussione pregando coloro che intendono prendere la parola di prenotarsi dandogli il loro nominativo.

Nessuno chiede la parola.

Il Presidente dichiara chiusa la discussione e pone in votazione la proposta del Consiglio di Amministrazione di cui è stata data lettura, chiede al personale addetto di fornirgli i dati aggiornati sulle presenze.

Il Presidente comunica che sono presenti all'inizio della votazione n. 9 (nove) azionisti portatori, in proprio e per delega di n. 113.249.307 azioni pari al 75,75% del capitale sociale.

Il Presidente dell'assemblea:

-rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportano la sospensione del diritto di voto e li invita a non assentarsi dalla riunione sino a quando non siano terminate le procedure di votazione;

Nessuno chiede la parola.

Essendo le ore dieci e minuti cinquanta il Presidente

Esprime voto contrario il signor De Nicola Giulio quale delegato dei soci:

- "FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST" gestore "THE NORTHERN TRUST COMPANY A VFC RE WESTLAND" portatore di N. 4569 azioni,
- "STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT" gestore "STATE STREET BANK AND TRUST CO" portatore di N. 6629 azioni,

nessuno si astiene, favorevoli tutte le restanti azioni.

Il Presidente dell'assemblea comunica che la proposta è approvata con il solo voto contrario dei soci "FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST" e "STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT" portatori di complessive n. 11.198.= (undicimilacentonovantotto) azioni, favorevoli le restanti azioni rappresentanti oltre il 99% dei votanti ed oltre il 75% del capitale della società.

Esaurita la trattazione degli argomenti all'ordine del giorno della parte straordinaria, il Presidente ringrazia gli intervenuti e dichiara chiusa l'Assemblea alle ore dieci e minuti cinquantadue (10,52)

Si allega sub. "A" al presente verbale l'elenco dei partecipanti all'assemblea, previa sottoscrizione del com-

gli amministratori redatta ai sensi della nuova normativa vigente, dispensandomi il comparente dal darne lettura, previa sottoscrizione del comparente e di Notaio in calce ed a margine degli undici fogli che la compongono.
Ai sensi dell'articolo 2436 ultimo comma C.C. si allega sub. "C" al presente verbale, previa sottoscrizione del comparente e di me Notaio in calce ed a margine dei primi quattro fogli lo Statuto sociale nella sua nuova redazione, dispensandomi il comparente dal darne lettura.
Imposte e stese inerenti e conseguenti al presente atto sono a carico della società.

Richiesto io Notaio ho ricevuto il presente verbale che ho letto al comparente il quale approvandolo e confermandolo lo sottoscrive con me Notaio qui di seguito nonchè a margine dei primi due fogli.
Consta di tre fogli dattiloscritti a sensi di legge da persona di mia fiducia e completati di mio pugno per undici intere facciate e quanto fin qui della dodicesima.
Firmato Giuseppe de' Longhi
Firmato Ada Stiz Notaio (L.S.)

S.p.A.
dinaria
prima convocazione

NOT. STIZ DOTT. ADA - TREVISO

ALLEGATO	N° REPERTORIO	N° FASCICOLO
A	180285	19643

ELENCO PARTECIPANTI alle ore 10:36

Pagina 1

	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
COMPANY DEFINED BENEFIT	Del.	DE NICOLA GIULIO	ORD.		4.569
N TRUST COMPANY AVFC RE					
BANK AND TRUST COMPANY UNDS FOR TAX EXEMPT	Del.	DE NICOLA GIULIO	ORD.		6.629
BANK AND TRUST CO					
RNATIONAL SMALL CAPITAL	Del.	DE NICOLA GIULIO	ORD.		23.000
BANK AND TRUST CO NATIONAL FUND	Del.	DE NICOLA GIULIO	ORD.		128.699
BANK AND TRUST CO					
PARFI S.A.	Vot.	DIEDERICH GEORGE	ORD.	111.999.660	
PARFI S.A.			ORD.	135.000	
A. - FONDO ARCA AZIONI	Del.	STIGLIANO SETTIMIO	ORD.		700.000
A. - RUBRICA FONDO ARCA BB	Del.	STIGLIANO SETTIMIO	ORD.		250.000
UIGI			ORD.	750	
ANCO			ORD.	1.000	

MARCA DA BOLLO 10,33 Euro

NGHI S.p.A.
e straordinaria
-2004 - prima convocazione

ELENCO PARTECIPANTI alle ore 10:36

i	n.	9
entanti		
n proprio	n.	112.136.410
per delega	n.	1.112.897
zioni	n.	113.249.307

75,75 % delle n. 149.500.000 azioni costituenti il capitale sociale

RELAZIONE ILLUSTRATIVA DEGLI AMMINISTRATORI DI DE'LONGHI S.p.A. SULLE PROPOSTE DI MODIFICA ALLO STATUTO SOCIALE

- in conformità all'allegato 3A, schema 3 Regolamento Emittenti -

Signori Azionisti,

il Consiglio di Amministrazione di De'Longhi S.p.A. (di seguito "La Società") con riferimento all'art. 3 D.M. 5 novembre 1998, n. 437 fa presente che l'ordine del giorno previsto per l'Assemblea Straordinaria dei soci convocata presso il Boscolo Hotel Maggior Consiglio, Treviso, via Terraglio 140, in prima convocazione per il giorno 28 aprile 2004 alle ore 9.00 ed, occorrendo, in seconda convocazione per il giorno 29 aprile 2004, stessi luogo ed ora, prevede la modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario ex D.Lgs. n. 6/03.

Si fornisce di seguito l'esposizione a confronto degli articoli dello statuto di cui si ripropone la modifica nel testo vigente (approvato dal Consiglio di Amministrazione del 15 dicembre 2003, atto del notaio dr.ssa Ada Stiz di Treviso rep. n. 79292, registrato a Treviso il 22 dicembre 2003) e in quello proposto, con relativa nota illustrativa delle variazioni apportate.

Tali modifiche non comportano l'attribuzione del diritto di recesso dalla Società, non integrando alcuno dei relativi presupposti di legge.

STATUTO DE'LONGHI S.p.A.

Testo vigente	Testo proposto
Art. 1 Denominazione E' costituita una società per azioni con la denominazione "DE' LONGHI S.P.A."	**Art. 1 Denominazione** La società è denominata "DE' LONGHI S.P.A." *Nota*: viene indicata la denominazione, omettendo il riferimento alla costituzione della società, non più necessario.
Art. 2 Sede La Società ha sede legale in Treviso Via Lodovico Seitz n. 47. La società potrà istituire altrove succursali, agenzie e rappresentanze.	**Art. 2 Sede** La Società ha sede legale in Treviso. La società potrà istituire e sopprimere altrove, anche all'estero, sedi secondarie, succursali, agenzie e rappresentanze. *Nota:* ai sensi dell'art. 2328, comma 2 n.2 c.c. si ritiene sufficiente ed opportuno indicare unicamente il Comune della sede legale. Viene specificata l'estensione dell'ambito territoriale nel quale sarà possibile istituire succursali, agenzie e rappresentanze.

Titolo II Capitale sociale – Azioni	Titolo II Capitale sociale – Azioni – Obbligazioni – Strumenti finanziari partecipativi
Art. 5 Capitale sociale	**Art. 5 Capitale sociale**
Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.	Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.
L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C. Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.	Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.
Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimilioniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.	Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimilioniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.
Le azioni sono nominative ed indivisibili. Ogni azione ha diritto ad un voto.	
Il capitale sociale potrà essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni aventi diritti diversi da quelli delle azioni in circolazione.	Art. 5 bis Il capitale sociale può essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni fornite di diritti diversi da quelli delle azioni già in circolazione.
La società potrà emettere anche obbligazioni convertibili in azioni.	L'emissione di nuove azioni ordinarie o anche di azioni fornite di diritti diversi da quelli delle azioni ordinarie, aventi le stesse caratteristiche delle azioni

approvazioni delle assemblee speciali degli azionisti delle diverse categorie.

L'assemblea che delibera l'aumento di capitale può, nel rispetto delle condizioni e delle modalità stabilite dalla legge, escludere o limitare il diritto di opzione quando l'interesse della Società lo esige, quando le azioni di nuova emissione devono essere liberate mediante conferimenti in natura, nonché nei limiti del dieci per cento del capitale sociale preesistente ai sensi dell'art. 2441, co. 4, C.C.

L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale, anche con esclusione del diritto d'opzione, con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C.

Le azioni sono nominative ed indivisibili.
Ogni azione dà diritto ad un voto, salvo che l'assemblea abbia deliberato l'emissione di azioni prive del diritto di voto o con diritto di voto limitato.

Art. 5 ter
La società potrà emettere obbligazioni, anche convertibili in azioni, nonché gli strumenti finanziari partecipativi previsti dalla legge, con l'osservanza e nei limiti stabiliti di volta in volta dalla normativa in vigore al momento dell'emissione.
L'emissione delle obbligazioni non convertibili in azioni è di competenza dell'organo amministrativo ai sensi di legge. L'emissione delle obbligazioni convertibili in azioni è di competenza dell'Assemblea straordinaria dei soci ai sensi di legge.
L'Assemblea straordinaria potrà delegare il Consiglio di Amministrazione a deliberare l'emissione di obbligazioni convertibili in azioni, in una o più volte, con l'osservanza e nei limiti stabiliti dalla legge.

Nota:

- La proposta di modifica dell''articolo 5 è motivata prevalentemente dall'opportunità di dare una collocazione più appropriata alle parti relative: a) alla composizione del capitale sociale; b) alle regole dei successivi aumenti; c) agli altri titoli che potranno essere emessi dalla società; con riguardo alle modalità di aumento del capitale, si propone che la Società possa avvalersi della facoltà introdotta dall'art. 2441, co. 4, cod. civ..
- Si è inserita la possibilità di emettere nuove azioni anche con diritti diversi rispetto alle

	emissione di azioni aventi le stesse caratteristiche di quelle già in circolazione. • Ci si è avvalsi della facoltà offerta dall'art. 2443 c.c. di delegare al Consiglio di Amministrazione l'aumento di capitale anche con esclusione o limitazione del diritto d'opzione. • E' stata sin d'ora prevista la facoltà di deliberare l'emissione di azioni prive del diritto di voto o con voto limitato ex art. 2351 c.c. nonché degli strumenti finanziari partecipativi previsti dalla legge. • Inoltre, è stata confermata espressamente la previsione di legge che attribuisce all'organo amministrativo l'emissione delle obbligazioni non convertibili e, su delega dell'assemblea straordinaria, anche di quelle convertibili ai sensi dell'art. 2420 ter c.c..
Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonché le maggioranze deliberative e costitutive sono regolate dalla legge. L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro quattro mesi dalla chiusura dell'esercizio sociale. Quando particolari esigenze lo richiedono, l'Assemblea ordinaria può essere convocata entro sei mesi dalla chiusura dell'esercizio sociale.	**Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza** La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonché le maggioranze deliberative e costitutive sono regolate dalla legge. L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro centoventi giorni dalla chiusura dell'esercizio sociale. L'Assemblea può peraltro essere convocata entro il maggior termine di centottanta giorni dalla chiusura dell'esercizio sociale anche in uno dei seguenti casi: *(i)* quando la Società sia tenuta ad approvare il bilancio consolidato; *(ii)* quando particolari esigenze, legate a novità legislative in materia fiscale, contabile o societaria, ovvero all'introduzione di nuovi sistemi di registrazione contabile lo richiedano. In questi casi gli amministratori segnalano nella relazione prevista dall'art. 2428 cod. civ. le ragioni della dilazione. Art. 7 bis Assemblea in Audiovideoconferenza L'Assemblea potrà svolgersi anche in audiovideoconferenza; in questo caso gli Amministratori dovranno indicare, nell'Avviso di convocazione, i luoghi audio/video collegati a cura della Società, nei quali sarà consentito di intervenire. Dovrà comunque essere consentito: - al Presidente dell'Assemblea, anche avvalendosi dell'ufficio di presidenza, di accertare l'identità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ad in

	l'ordine e le modalità delle votazioni nonché proclamarne l'esito; - al soggetto verbalizzante di percepire adeguatamente gli eventi assembleari oggetto di verbalizzazione; - a tutti gli intervenuti di partecipare intervenendo alla discussione ed alla votazione simultanea sugli argomenti posti all'ordine del giorno, nonché di visionare, ricevere e trasmettere documenti.. La riunione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente dell'Assemblea ed il soggetto verbalizzante. ***Nota:*** • In recepimento del disposto dell'art. 2364, si è definito il termine di convocazione dell'assemblea ordinaria e la possibilità di proroga ai sensi di legge. • L'art. 7 bis disciplina lo svolgimento dell'assemblea in audiovideoconferenza.

Art. 8 Presidenza dell'assemblea L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, e in loro assenza da persona designata dagli intervenuti. Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti. L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio. Spetta al Presidente dell'Assemblea constatare il diritto di intervenire, anche per delega, accertare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito. Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato.	**Art. 8 Presidenza dell'assemblea** L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, o in loro assenza da persona designata dagli intervenuti. Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti. L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio. Spetta al Presidente dell'Assemblea accertare l'identità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito. Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato. **Art. 8 bis** Le competenze dell'assemblea in sede ordinaria e straordinaria sono quelle stabilite dalla legge, salvo quanto diversamente disposto dal presente Statuto. ***Nota:*** • L'articolo è sostanzialmente invariato: le modifiche di forma recepiscono il nuovo testo dell'art. 2371 cod. civ. • L'art. 8 bis rimanda alla normativa vigente le competenze dell'assemblea.
Art. 9 Organo Amministrativo La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri. L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione. Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre anni. I Consiglieri sono rieleggibili. Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori, l'intero Consiglio si intende decaduto con effetto dal	**Art. 9 Organo Amministrativo** La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri. L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione, e ne fissa il compenso annuale, fermo il disposto dell'art. 2389, co. 3, C.C. Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre esercizi. I Consiglieri sono rieleggibili. Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori eletti dall'Assemblea, cesserà l'intero Consiglio che si

DēLonghi

momento della sua ricostituzione.	intenderà immediatamente decaduto. In tal caso l'assemblea per la nomina del nuovo Consiglio di Amministrazione deve essere convocata d'urgenza dal Collegio Sindacale, il quale può compiere nel frattempo gli atti di ordinaria amministrazione. *Nota:* • E' stata formalmente precisata la modalità di fissazione del compenso degli amministratori e sostituito il termine "anni" con "esercizi", come previsto dall'art. 2383, co.2, c.c.. • E' stata inserita – in espressa adesione ad una delle opzioni di legge – la legittimazione alla convocazione dell'assemblea per la nomina del nuovo Consiglio di Amministrazione nel caso in cui decada l'intero Consiglio per cessazione della maggioranza degli Amministratori eletti dall'Assemblea.

Art. 10 Poteri dell'Organo Amministrativo

Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci.

In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge,
- l'approvazione dei *budget* e dei piani triennali,
- la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni,
- la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate.

Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può:
- istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento,
- delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori,
- nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*,
- nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà,
- nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Il Consiglio di Amministrazione, tramite il Presidente o altri consiglieri a ciò delegati, riferisce al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferisce sulle operazioni in potenziale conflitto di interesse. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata al Presidente del Collegio Sindacale.

Art. 10 Poteri dell'Organo Amministrativo

Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci.

In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge,
- l'approvazione dei *budget* e dei piani triennali,
- la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni,
- la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate.

Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può:
- istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento,
- delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori,
- nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*,
- nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà,
- nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Spetta inoltre al Consiglio di Amministrazione la competenza a deliberare:
- le fusioni nei casi previsti dagli articoli 2505 e 2505 bis del codice civile;
- l'istituzione e la soppressione di sedi secondarie;
- la riduzione del capitale in caso di recesso dei soci;
- l'adeguamento dello statuto alle disposizioni normative;
- il trasferimento della sede sociale all'interno del territorio nazionale.

Art. 10 bis Informazione

Il Presidente e/o i consiglieri delegati riferiscono al Consiglio di Amministrazione ed al Collegio Sindacale sull'attività svolta, sul generale andamento della gestione e sulla sua prevedibile evoluzione

economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferiscono sulle operazioni in potenziale conflitto di interesse, comunque nel rispetto di quanto previsto dall'art. 2391 cod. civ. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata a ciascun consigliere ed al Presidente del Collegio Sindacale.

Nota:

- E' stata colta la possibilità offerta dall'art. 2365, co.2 c.c. di attribuire al Consiglio di Amministrazione la competenza su alcune materie prima attribuite alla competenza dell'Assemblea .
- L'art. 10 bis descrive dettagliatamente la procedura di informativa a carico del Presidente e/o dei consiglieri delegati.

Art. 13 Convocazione del Consiglio	**Art. 13 Convocazione del Consiglio**
Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno.	Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno.
La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare. Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex o telefax da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi.	La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare. Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex, telefax o posta elettronica con notifica di lettura da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi.
Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, purché risulti garantita l'esatta identificazione delle persone legittimate a presenziare dagli altri capi del video, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario.	Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, o anche in audioconferenza, purché risulti garantito al Presidente della riunione di accertare l'esatta identificazione delle persone e la legittimazione a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario. *Nota:* è stata inserita la modalità di invio della convocazione del Consiglio di Amministrazione per posta elettronica e la possibilità che lo stesso si riunisca in audioconferenza.
	Art. 14 bis Le riunioni del Collegio Sindacale possono essere validamente tenute in audiovideoconferenza o anche in audioconferenza, purché risulti garantita l'esatta identificazione delle persone legittimate a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Collegio Sindacale si considera tenuta nel luogo in cui si trova il suo Presidente.

DēLonghi

	Nota: E' stato inserito l'art. 14 bis che prevede la possibilità di tenere le riunioni del Collegio Sindacale in audiovideoconferenza o anche in audioconferenza.
Titolo VIII Disposizioni finali **Art. 18 Scioglimento e liquidazione** Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione. L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento.	**Titolo VIII Recesso. Disposizioni finali** **Art. 18 Scioglimento e liquidazione** Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione. L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento. Art. 18 bis Recesso E' espressamente escluso il diritto di recesso ai soci che non hanno concorso all'approvazione delle deliberazioni inerenti: - la proroga della durata della società; - l'introduzione, la modificazione o la rimozione di vincoli alla circolazione dei titoli azionari. *Nota:* l'art. 18 bis prevede i casi di esclusione del diritto di recesso, come espressamente consentito dall'art. 2437, co. 2, cod. civ.

Se la proposta formulata incontra il Vostro consenso, Vi invitiamo a modificare gli articoli 1, 2, 5, 7, 8, 9, 10 e 13 dello statuto sociale e aggiungervi gli articoli 5 bis, 5 ter, 7 bis, 8 bis, 10 bis, 14 bis e 18 bis, adottando le formulazioni sopra riportate, e attribuendo al Presidente del Consiglio di Amministrazione, al Vice Presidente del Consiglio di Amministrazione ed all'Amministratore Delegato, anche disgiuntamente tra loro, ogni potere per curare gli adempimenti di legge, ivi compresi quelli pubblicitari, connessi all'attuazione della deliberanda modifica dello Statuto sociale; nonché per introdurre nelle adottande deliberazioni eventuali modificazioni di carattere formale o che comunque fossero richieste dalle competenti Autorità.

Treviso, 11 marzo 2004

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

Statuto De' Longhi S.p.A

Titolo I Denominazione - Sede - Durata - Oggetto Sociale

Art. 1 Denominazione

La società è denominata "DE' LONGHI S.P.A."

Art. 2 Sede

La Società ha sede legale in Treviso.

La società potrà istituire e sopprimere altrove, anche all'estero, sedi secondarie, succursali, agenzie e rappresentanze.

Art. 3 Durata

La durata della società è fissata al 31 dicembre 2100 e potrà essere prorogata per deliberazione dell'assemblea straordinaria dei soci.

Art. 4 Oggetto Sociale

La Società ha per oggetto:

l'attività di costruzione, lavorazioni metalmeccaniche e commercializzazione, tra cui senza limitazione, l'ideazione, progettazione, produzione, assemblaggio, acquisto, commercializzazione e vendita di apparecchi elettrodomestici, apparecchi elettrici ed elettronici, impianti per il trattamento dell'aria ad uso civile e/o industriale, il tutto anche mediante commissione a terzi.

Tali attività possono essere esercitate sia direttamente sia mediante assunzione di partecipazioni in altre società comunque operanti nel settore;

all'attività di cui al primo comma;

la gestione, sia in proprio che per conto terzi, di esercizi e negozi inerenti all'attività di cui al primo comma, sia in Italia che all'estero;

lo svolgimento di attività connesse o comunque utili al perseguimento dello scopo sociale, ivi comprese le attività pubblicitarie, informatiche, telematiche e multimediali, ed in genere le attività commerciali, finanziarie, immobiliari, di ricerca, formazione e consulenza purchè connesse all'attività di cui ai commi precedenti; l'attività di assunzione di partecipazioni in genere, non finalizzata alla loro alienazione, comprensiva dell'attività di acquisizione, detenzione e gestione dei diritti, rappresentati o meno da titoli, sul capitale di altre imprese, e di coordinamento tecnico e finanziario degli enti nei quali siano state assunte partecipazioni;

l'attività di finanziamento, da esercitarsi esclusivamente nei confronti di società controllanti, controllate o collegate ai sensi dell'art. 2359 cod. civ. e controllate da una stessa controllante e comunque all'interno del gruppo, comprensiva detta attività della concessione di crediti ivi compreso il rilascio di garanzie sostitutive del credito e di impegni di firma ivi comprese le operazioni di acquisto di crediti, di rilascio di fideiussioni, avalli, aperture di credito documentarie, accettazioni, girate, nonché impegni

La società potrà inoltre compiere tutte le operazioni commerciali, finanziarie, industriali, mobiliari ed immobiliari, concedere fidejussioni, avalli, garanzie in genere anche a favore di terzi, operazioni tutte ritenute strumentali per il conseguimento dell'oggetto sociale.

Sono tassativamente escluse dall'oggetto sociale l'esercizio nei confronti del pubblico delle attività di cui all'art. 106 del D. Lg. 385/93, le operazioni di raccolta di risparmio tra il pubblico e l'esercizio del credito nonché le attività riservate a soggetti iscritti in albi professionali.

Titolo II Capitale sociale - Azioni

Art. 5

Capitale sociale

Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.

Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinque-

deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.

Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimilioniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.

Art. 5 bis

Il capitale sociale puo' essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni fornite di diritti diversi da quelli delle azioni già in circolazione.

L'emissione di nuove azioni ordinarie o anche di azioni fornite di diritti diversi da quelli delle azioni ordinarie, aventi le stesse caratteristiche delle azioni già in circolazione, non richiede ulteriori approvazioni delle assemblee speciali degli azionisti delle diverse categorie.

L'assemblea che delibera l'aumento di capitale può', nel rispetto delle condizioni e delle modalità stabilite dalla leg-

sione devono essere liberate mediante conferimenti in natura, nonchè nei limiti del dieci per cento del capitale sociale preesistente ai sensi dell'art. 2441, co.4, C.C.

L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale, anche con esclusione del diritto d'opzione, con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C..

Le azioni sono nominative ed indivisibili.

Ogni azione dà diritto ad un voto, salvo che l'assemblea abbia deliberato l'emissione di azioni prive del diritto di voto o con diritto di voto limitato.

Art. 5 ter

La società potrà emettere obbligazioni, anche convertibili in azioni, nonchè gli strumenti finanziari partecipativi previsti dalla legge, con l'osservanza e nei limiti stabiliti di volta in volta dalla normativa in vigore al momento dell'emissione.

L'emissione delle obbligazioni non convertibili in azioni è di competenza dell'organo amministrativo ai sensi di legge. L'emissione delle obbligazioni convertibili in azioni è di competenza dell'Assemblea straordinaria dei soci ai sensi di legge.

L'assemblea straordinaria potrà delegare il Consiglio di Amministrazione a deliberare l'emissione di obbligazioni convertibili in azioni, in una o più volte, anche con esclusione del

dalla legge.

Art. 6

Trasferibilità delle azioni

Le azioni sono liberamente trasferibili sia mortis causa sia per atto tra vivi.

Titolo III Assemblea

Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza

La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonchè le maggioranze deliberative e costitutive sono regolate dalla legge.

L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro centoventi giorni dalla chiusura dell'esercizio sociale. L'Assemblea può peraltro essere convocata entro il maggior termine di centottanta giorni dalla chiusura dell'esercizio sociale anche in uno dei seguenti casi:

- quando la Società sia tenuta ad approvare il bilancio consolidato;
- quando particolari esigenze, legate a novità legislative in materia fiscale, contabile o societaria, ovvero all'introduzione di nuovi sistemi di registrazione contabile lo richieda-

ne.

Art. 7 bis Assemblea in Audiovideoconferenza

L'assemblea potrà svolgersi anche in audiovideoconferenza; in questo caso gli Amministratori dovranno indicare, nell'Avviso di convocazione, i luoghi audio/video collegati a cura della Società, nei quali sarà consentito di intervenire.

Dovrà comunque essere consentito:

- al Presidente dell'Assemblea, anche avvalendosi dell'ufficio di presidenza, di accertare l'indennità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ed in numero per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonchè proclamarne l'esito;

- al sogetto verbalizzante di percepire adeguatamente gli eventi assembleari oggetto di verbalizzazione;

- a tutti gli intervenuti di partecipare intervenendo alla discussione ed alla votazione simultanea sugli argomenti posti all'ordine del giorno, nonchè di visionare, ricevere e trasmettere documenti.

La riunione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente dell'Assemblea ed il soggetto verbalizzante.

Art. 8 Presidenza dell'assemblea

L'assemblea è presieduta, nell'ordine, dal Presidente del Con-

o in loro assenza da persona designata dagli intervenuti.

Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti.

L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio.

Spetta al Presidente dell'Assemblea accertare l'identità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito.

Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato.

art.8 bis

Le competenze dell'assemblea in sede ordinaria e straordinaria sono quelle stabilite dalla legge, salvo quanto diversamente disposto dal presente Statuto.

Titolo IV Amministrazione

Art. 9 Organo Amministrativo

La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri.

L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione, e ne fissa il compenso annuale, fermo il disposto dell'art. 2389

Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre esercizi. I Consiglieri sono rieleggibili.

Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori eletti dall'Assemblea, cesserà l'intero Consiglio che si intenderà immediatamente decaduto. Consiglio di Amministrazione deve essere convocata d'urgenza dal Collegio Sindacale, il quale può compiere nel frattempo gli atti di ordinari amministrazione.

Art. 10 Poteri dell'Organo Amministrativo

Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci.

In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge,

- l'approvazione dei budget e dei piani triennali,
- la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni,
- la nomina e la revoca di direttori generali e la ratifica di

ne delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può:

- istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento,
- delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori,
- nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di corporate governance,
- nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà,
- nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Spetta inoltre al Consiglio di Amministrazione la competenza a deliberare:

- le fusioni nei casi previsti dagli articoli 2505 e 2505 bis del codice civile;
- l'istituzione e la soppressione di sedi secondarie;
- la riduzione del capitale in caso di recesso dei soci;
- l'adeguamento dello statuto alle disposizioni normative;
- il trasferimento della sede sociale all'[illegible]

Art. 10 bis Informazione

Il Presidente e/o i consiglieri delegati, riferiscono al Consiglio di Amministrazione ed al Collegio Sindacale sull'attività svolta, sul generale andamento della gestione e sulla sua prevedibile evoluzione, nonchè sulle operazioni di maggior rilievo economico finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferiscono sulle operazioni in potenziale conflitto di interesse, comunque nel rispetto di quanto previsto dall'art. 2391 cod. civ.. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata a ciascun consigliere ed al Presidente del Collegio Sindacale.

Art. 11

Funzionamento del Consiglio di Amministrazione

Il Consiglio di Amministrazione elegge fra i propri membri un Presidente - ove l'Assemblea non vi abbia già provveduto - e può nominare un Vice Presidente. Entrambi sono rieleggibili.

Le adunanze del Consiglio di Amministrazione sono presiedute dal Presidente, o dal Vice Presidente in caso di sua assenza o impedimento. In assenza del Vice Presidente, la presidenza spetta al Consigliere nominato dagli intervenuti.

Il Consiglio di Amministrazione nomina un Segretario che può essere scelto anche al di fuori dei suoi membri.

Art. 12

Validità delle deliberazioni del Consiglio

Per la validità delle deliberazioni del Cosiglio di Amministrazione dovrà essere presente la maggioranza degli amministratori in carica.

Le deliberazioni sono prese a voto palese e a maggioranza assoluta dai votanti, esclusi quindi dal computo gli astenuti, in caso di parità prevale il voto di chi presiede.

Art. 13

Convocazione del Consiglio

Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno.

La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare.

Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex o telefax o posta elettronica con notifica di lettura da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ri-

ne viene dato, nello stesso termine, avviso ai Sindaci effettivi.

Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, o anche in audioconferenza, purché risulti garantito al Presidente della riunione di accertare l'esatta identificazione delle persone e la legittimazione a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario.

Titolo V Collegio Sindacale

Art. 14

Collegio Sindacale

Il Collegio Sindacale è costituito da tre sindaci effettivi e da due supplenti che siano in possesso dei requisiti di cui alla vigente normativa anche regolamentare; a tal fine si terrà conto che materie e settori di attività strettamente inerenti a quelli dell'impresa sono quelli indicati nell'oggetto sociale, con particolare riferimento a società o enti operanti in campo industriale, commerciale, immobiliare, informatico finanziario e dei servizi in genere.

L'Assemblea ordinaria elegge il Collegio Sindacale e ne deter-

sindaco effettivo e di un sindaco supplente. La nomina del Collegio Sindacale avviene, salvo il caso previsto dal penultimo comma del presente articolo, sulla base di liste presentate dai soci nelle quali i candidati sono elencati mediante numero progressivo. Ciascuna lista contiene un numero di candidati non superiore al numero dei membri da eleggere. Hanno diritto di presentare una lista i soci che, da soli od insieme ad altri soci, rappresentino almeno il 2% delle azioni con diritto di voto nell'assemblea ordinaria.

Le liste dei candidati, sottoscritte da coloro che le presentano, devono essere depositate presso la sede legale della Società almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione. In allegato alle liste devono essere fornite una descrizione del curriculum professionale dei soggetti designati e le dichiarazioni con le quali i singoli candidati accettano la candidatura ed attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità o di incompatibilità, nonché l'esistenza dei requisiti prescritti dalla legge, dai regolamenti vigenti e dallo statuto per la carica. Le liste presentate senza l'osservanza delle disposizioni che precedono sono considerate come non presentate.

Ogni candidato può essere inserito in una sola lista a pena di

norme applicabili o che già rivestano la carica di sindaco effettivo in oltre cinque società con titoli quotati nei mercati regolamentati italiani, con esclusione delle società controllate da De'Longhi S.p.A..

Ogni avente diritto al voto può presentare e votare una sola lista.

Alle elezioni dei membri del Collegio sindacale si procede come segue:

- dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, nell'ordine progressivo nel quale sono elencati nella lista stessa, due membri effettivi ed uno supplente;
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti dopo la prima, sono tratti, nell'ordine progressivo con il quale sono elencati nella lista stessa, il restante membro effettivo ed il secondo membro supplente;
- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una nuova votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.

La presidenza del Collegio Sindacale spetta al membro effettivo indicato come primo candidato nella lista che ha ottenuto il maggior numero di voti.

il supplente appartenente alla medesima lista di quello cessato. Nell'ipotesi di sostituzione del Presidente del Collegio Sindacale, la presidenza è assunta dall'altro membro effettivo tratto dalla lista cui apparteneva il Presidente cessato. Qualora non sia possibile procedere alla sostituzione secondo i suddetti criteri, verrà convocata un'assemblea per l'integrazione del Collegio Sindacale che delibererà a maggioranza relativa.

Quando l'Assemblea deve provvedere, ai sensi del comma precedente ovvero ai sensi di legge, alla nomina dei sindaci effettivi e/o dei supplenti necessaria per l'integrazione del Collegio Sindacale si procede come segue:

- qualora si debba provvedere alla sostituzione di sindaci eletti nella lista di maggioranza, la nomina avviene con votazione a maggioranza relativa senza vincolo di lista;
- qualora, invece, occorra sostituire sindaci designati dalla minoranza, l'assemblea li sostituisce con voto a maggioranza relativa, scegliendoli, ove possibile, fra i candidati indicati nella lista di cui faceva parte il sindaco da sostituire.

Qualora sia stata presentata una sola lista, l'assemblea esprime il proprio voto su di essa; qualora la lista ottenga la maggioranza relativa, risultano eletti sindaci effettivi i primi tre candidati indicati in ordine progressivo, e sindaci supplenti il quarto ed il quinto candidato. La presidenza

sentata; in caso di morte, rinuncia o decadenza di un sindaco e nell'ipotesi di sostituzione del Presidente del Collegio Sindacale subentrano, rispettivamente, il sindaco supplente ed il sindaco effettivo nell'ordine risultante dalla numerazione progressiva indicata nella lista stessa.

In mancanza di liste, il Collegio Sindacale ed il suo Presidente vengono nominati dall'Assemblea con le maggioranze di legge.

I sindaci uscenti sono rieleggibili.

Art. 14 bis

Le riunione del Collegio Sindacale possono essere validamente tenute in audiovideoconferenza o anche in audioconferenza, purchè risulti garantita l'esatta identificazione delle persone legittimate a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Collegio Sindacale si considera tenuta nel luogo in cui si trova il suo Presidente.

Titolo VI Rappresentanza legale e firma sociale

Art. 15

Rappresentanza legale

La rappresentanza legale della Società e la firma sociale, con tutti i poteri relativi, compresi quelli occorrenti per agire in ogni sede giurisdizionale e la facoltà di nominare procura-

no al Presidente del Consiglio di Amministrazione e, se nominati, al Vice Presidente ed agli amministratori cui sono stati delegati specifici poteri, nei limiti delle deleghe loro attribuite dal Consiglio di Amministrazione.

Ciascuno dei predetti rappresentanti ha il potere di agire da solo, e può anche conferire la legale rappresentanza e la firma sociale a procuratori alle liti ovvero procuratori per determinati atti ed operazioni o per categorie di atti e di operazioni.

Titolo VII Bilancio ed utili

Art. 16

Esercizio sociale e bilancio

Gli esercizi sociali si chiudono al 31 dicembre di ogni anno.

Art. 17

Destinazione degli utili

Gli utili netti risultanti dal bilancio sono così distribuiti:

- alla riserva legale per una quota pari al 5% sino a che la stessa non abbia raggiunto il quinto del capitale sociale;
- la restante parte dell'utile netto è a disposizione dell'Assemblea, la quale potrà, in via alternativa o cumulativa, destinarla agli azionisti o alla formazione ed all'incremento di riserve.

I dividendi non riscossi entro cinque anni dal giorno della

della legge.

Titolo VIII Disposizioni finali

Art. 18 Scioglimento e liquidazione

Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione.

L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento.

Art. 18 bis Recesso

E' espressamente escluso il diritto di recesso ai soci che non hanno concorso all'approvazione delle deliberazioni inerenti:

- la proroga della durata della società;
- l'introduzione, la modificazione o la rimozione di vincoli alla circolazione dei titoli azionari.

Art. 19

Rinvio

Per quanto non è previsto nel presente statuto si fa riferimento al Codice Civile e alle leggi applicabili in materia.

La presente copia estesa su n. 12 fogli ......

è conforme all'originale mio atto ed unit allegat

si rilascia per le parti

Treviso, li 3 maggio 2006

DE' LONGHI S.P.A.
Via Ludovico Seitz, 47
31100 Treviso - Italy
share capital EUR 448,500,000
tax code no. 11570840154
VAT no. 03162730265

NOTICE OF CONVENING THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS' MEETING

Stockholders are invited to the Ordinary and Extraordinary Meeting at Boscolo Hotel Maggior Consiglio, Treviso, Italy, via Terraglio 140, in first call for the day April 28th, 2004 at 9.00 a.m. and, in case of need, in second call for the day April 29th, 2004, same place and time, in order to deliberate on the following

AGENDA

Ordinary section

1. Financial Statements as at December 31st, 2003, report of the Board of Directors and report of the Board of Auditors; any related resolution.
2. Renewal of the Board of Directors, determination of the number of its members, and their fees.
3. Renewal of the Board of Statutory Auditors, and determination of their fees.
4. Appointment of the Independent Auditors for years 2004, 2005 and 2006.
5. Proposal of authorisation to purchase and dispose of Company's own shares.

Extraordinary section

1. Amendment of Articles of Incorporation, in consequence of the Italian corporate law reform.

Stockholders can attend the Meeting by providing a proper evidence issued by any authorised financial intermediary, according to article 85 of the Legislative Decree no. 58/908, and to article 34 of the Consob resolution no. 11768 of December 23rd, 1998, and further amendments and integration.

We remind that as per article 14 of Articles of Incorporation, the lists for the appointment of the Board of Statutory Auditors' members, with their curricula and any related declarations, shall be filed by shareholders who owns, individually or jointly with other shareholders, at least 2% of the share capital, with the Company seat at least ten days before the day of the Meeting on first call. Moreover, within the same term, also any proposal of appointment of the Board of Directors' members, and their curricula, shall be filed, as per article 7 of the Company's Corporate Governance Code.

Documentation related to the agend and provided for by applicable law, will be available to the public at the Company's legal seat and at BORSA ITALIANA S.P.A. on the law terms, and will be published on the Internet site www.delonghi.com. Stockholders have the right to obtain a copy of the deposited documentation.

Stockholders are kindly invited to be present some minutes before the beginning of the Meeting, in order to facilitate the recording procedures.

Treviso, March 11th, 2004

Giuseppe De'Longhi
Chairman of the Board of Directors

Quarterly report as of March 31st 2004

De'Longhi SpA – Registered HQ: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00
Tax Code and Company Register no.: 11570840154
Registered in Treviso REA under no. 224758 – VAT no. 03162730265

Table of Contents

1. Corporate bodies and officers

Board of Directors

President	GIUSEPPE DE'LONGHI *
Vice President	FABIO DE'LONGHI *
Managing Director	STEFANO BERALDO *
Director	ALBERTO CLÒ **
Director	RENATO CORRADA **
Director	CARLO GARAVAGLIA **
Director	GIORGIO SANDRI
Director	SILVIO SARTORI
Director	GIOVANNI TAMBURI **

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Standing Auditors	MASSIMO LANFRANCHI
	GIULIANO SACCARDI
Substitute Auditors	ROBERTO CORTELLAZZO-WIEL
	ALBERTO LANFRANCHI

Independent Auditors

PRICEWATERHOUSECOOPERS SPA

Internal Control & Corporate Governance Committee

RENATO CORRADA **
CARLO GARAVAGLIA **
GIOVANNI TAMBURI **

Remuneration Committee

ALBERTO CLÒ **
CARLO GARAVAGLIA **
GIOVANNI TAMBURI **

The present corporate bodies were appointed by the shareholders' meeting held on April 28th 2004.
*At its meeting on April 28th 2004, the Board of Directors renewed delegation of executive powers, supplementing them with the limits envisaged by law, as well as by the guidelines and criteria for identifying significant transactions – and in particular those with related parties – and by our Code of Ethics.
** Independent directors.

2. Key business and financial indicators

Consolidated income-statement highlights

(€ millions)	1st quarter 2004	1st quarter 2003	Outright change	% change at actual x-rates	% change at constant x-rates	FY2003
Net sales revenue	270.7	250.8	19.9	7.9%	10.4%	1,278.0
EBITDA	**28.8**	**27.4**	**1.4**	**5.1%**		**151.0**
% on net sales	*10.6%*	*10.9%*				*11.8%*
EBIT	**11.7**	**10.4**	**1.3**	**12.5%**		**84.7**
% on net sales	*4.3%*	*4.1%*				*6.6%*
Pre-tax income	**1.2**	**1.3**	**(0.1)**			**39.1**

Consolidated balance-sheet highlights

(€ millions)	31/03/2004	31/03/2003	Chg.	% Chg.	31/12/2003
Net working capital	330.2	310.7	19.5	6.3%	249.2
Net capital employed	889.0	855.0	33.9	4.0%	809.3
Net financial position	(322.0)	(300.7)	(21.3)	7.1%	(247.2)
NWC as % of net sales (12 months)	**25.4%**	**24.5%**	**0.9%**		**19.5%**

3. Directors' report

3.1 Policy for preparation of quarterly report

The quarterly report for the quarter ending on March 31st 2004 has been prepared according to Article 82 of the regulation approved by CONSOB (Italian listed company & stock market surveillance commission) resolution 11971 of May 14th 1999, in application of Italian Legislative Decree no. 58/1998 concerning issuers. The report includes reclassified financial statements, prepared using the same accounting and consolidation policies used to prepare FY2003 consolidated year-end financial statements, and directors' comments.

Accounting schedules are presented on a pre-tax basis, as per the faculty contemplated by Article 81, paragraph 7 of the aforementioned CONSOB regulation for the preparation of first-half interim reports, which is also applicable to preparation of quarterly reports.

In addition, there has been some reclassification of figures shown in consolidated schedules as at March 31st 2003, to align them with the classification adopted as at March 31st 2004.

Foreign subsidiaries' financial statements have been converted into euro as per the criteria used for preparation of annual consolidated financial statements and of the interim report.

The exchange rates applied for conversion of non-Eurozone currencies are as follows:

		31/03/2004		31/03/2003	
Currency		Final x-rate (*)	Average x-rate (*)	Final x-rate (*)	Average x-rate (*)
US dollar	USD	1.2224	1.2507	1.0895	1.0734
Pound sterling	GBP	0.6659	0.6801	0.6896	0.6698
Australian dollar	AUD	1.6052	1.6335	1.8076	1.8093
Canadian dollar	CAD	1.5979	1.6493	1.6037	1.6202
Hong Kong dollar	HKD	9.5228	9.7271	8.4975	8.3714
Japanese yen	JPY	126.9700	134.0117	129.1800	127.6250
Malaysian ringitt	MYR	4.6445	4.7518	4.1396	4.0783
New Zealand dollar	NZD	1.8365	1.8526	1.9721	1.9534
Polish zloty	PLN	4.7336	4.7780	4.4200	4.1908
South African rand	ZAR	7.7788	8.4890	8.6356	8.9552
Singapore dollar	SGD	2.0459	2.1192	1.9211	1.8730
Chinese renminbi (yuan)	CNY	10.1214	10.3552	9.0211	8.8876

(*) Source: UIC (Ufficio Italiano Cambi – Italian Foreign Exchange Office)

3.2 Operating performance

In the first quarter of 2004 (1Q04), De'Longhi achieved net sales growth of +7.9% (+10.4% at constant exchange rates), notwithstanding the persistently adverse exchange-rate trend.
This result was achieved thanks to strong sales growth in the air conditioning segment, the effects of our policy of continuous product innovation, reorganisation of distribution in some strategic markets, and significant development of sales in European markets.
At the level of gross margin, the sales reduction caused by strengthening of the euro was more than offset by ever-increasing use of Far Eastern production. Thanks to this, gross margin increased by 1.1 percent points, rising from 54.5% (in the first quarter of 2003 – 1Q03) to 55.6% (1Q04).
Service costs increased due to:

- Transport costs – a consequence of higher sales volume and of the higher volume procured from the Far East
- Advertising and promotion expenses incurred for products launches and development and for participation in the sector's three main trade fairs
- Higher organisational costs connected with launch of the new distribution entities directly controlled by the group.

EBITDA in 1Q04 grew by € 1.4 million (mn) vs. 1Q03, rising from € 27.4 mn to € 28.8 mn.
In percent terms EBITDA margin was at levels close to those of 1Q03 and the decrease of 0.3 percent points corresponds to the increase at the "Provisions" level.

EBIT consequently also rose, growing from € 10.4 mn to € 11.7 mn (€ +1.3 mn), with a margin on sales 0.2 percent points higher than in 1Q03.

The net financial debt went from € -300.7 mn as at March 31st 2003 to € 322.0 mn as at March 31st 2004.
This change can be broken down into cash absorption of € 14.9 mn and lower use of securitisation (€ 6.4 mn). In addition, we underline the fact that the last 12 months' flow includes an investment of some € 15 mn in the new commercial subsidiaries.

3.3 Consolidated income statement

(€ '000)	*1Q 2004*	*% on sales*	*1Q 2003*	*% on sales*	*FY2003*	*% on sales*
Net sales	**270,662**	**100.0%**	**250,777**	**100.0%**	**1,277,958**	**100.0%**
YoY change	*19,885*	*7.9%*				
Cost of materials & goods	(120,094)	(44.4%)	(114,082)	(45.5%)	(624,658)	(48.9%)
Gross margin	**150,568**	**55.6%**	**136,695**	**54.5%**	**653,300**	**51.1%**
Service costs	(73,817)	(27.3%)	(63,002)	(25.1%)	(318,031)	(24.9%)
Sundry operating expenses	(2,545)	(0.9%)	(2,437)	(1.0%)	(10,047)	(0.8%)
Value added	**74,206**	**27.4%**	**71,256**	**28.4%**	**325,222**	**25.4%**
Labour costs	(41,947)	(15.5%)	(41,335)	(16.5%)	(162,382)	(12.7%)
Provisions	(3,479)	(1.3%)	(2,535)	(1.0%)	(11,849)	(0.9%)
EBITDA	**28,780**	**10.6%**	**27,386**	**10.9%**	**150,991**	**11.8%**
YoY change	*1,394*	*5.1%*				
Depreciation & amortisation	(17,084)	(6.3%)	(16,991)	(6.8%)	(66,339)	(5.2%)
EBIT	**11,696**	**4.3%**	**10,395**	**4.1%**	**84,652**	**6.6%**
YoY change	*1,301*	*12.5%*				
Net financial expenses	(9,944)	(3.7%)	(8,239)	(3.3%)	(33,873)	(2.7%)
Net extraordinary expenses	(221)	(0.1%)	(581)	(0.2%)	(11,625)	(0.9%)
Pre-tax income before minorities	**1,531**	**0.6%**	**1,575**	**0.6%**	**39,154**	**3.1%**
Minorities	(291)	(0.1%)	(284)	(0.1%)	(104)	(0.0%)
Group pre-tax income	**1,240**	**0.5%**	**1,291**	**0.5%**	**39,050**	**3.1%**

3.4 Business segments

The following table shows the sales trend by business segment.

(€ millions)	1Q 2004	1Q 2003	Change	% Chg. at current x-rates	% Chg. at constant x-rates	FY2003
Business segment						
Cooking & food preparation	120.4	123.0	(2.6)	(2.1%)	0.7%	556.6
Air conditioning & treatment	75.6	51.6	24.1	46.6%	50.0%	283.4
Home cleaning & ironing	33.3	34.5	(1.2)	(3.3%)	(2.5%)	141.2
Heating	28.9	32.4	(3.4)	(10.6%)	(9.7%)	245.4
Other	12.4	9.3	3.1	32.7%	37.1%	51.3
Total	**270.7**	**250.8**	**19.9**	**7.9%**	**10.4%**	**1.278.0**

Cooking & food preparation
At constant change rates, the segment featured substantial stability vs. 1Q03.
Performance continued to feel the effects of shrinkage in sales in the fryer and electric oven family.
Growth continued for the coffee-machine family, thanks to the launch of new super-automatic models, for the food-processor family – thanks to the success of the new Chef Titanium model – and also for the cooker and hob family.

Air conditioning & treatment
This segment grew by +50% at constant exchange rates (+46.6% at current exchange rates). The increase was mainly due to the excellent start to the season for wall-mounted and portable air conditioners, which is also the prelude to a good second-quarter trend.
Wall-mounted conditioners were one of the first product categories to be delocalised to China. This group strategy is now giving good results in terms of both sales and profitability in a very competitive market scenario.
Sales of large air conditioning systems also featured a positive trend.

Home cleaning & ironing
The growth of the ironing family – as a result of the success of new models launched in the market in recent years, including continuous-refill ironing systems – made it possible to counterbalance lower sales of cleaning products.

Heating
The segment showed a decrease of 9.7% at constant rates (-10.6% at current exchange rates).
The water-radiator family featured significant growth.

3.5 Geographical markets

The trend in net sales revenue by geographical area is summarised in the following table:

(€ millions)	1Q 2004	1Q 2003	Change	% Chg. at actual x-rates	% Chg. at current x-rates	FY2003
Geographical area						
Italy	82.0	70.5	11.5	16.3%	16.3%	372.1
UK	37.8	37.0	0.8	2.0%	3.4%	180.1
Rest of Europe	85.3	73.4	11.9	16.2%	17.2%	380.3
USA, Canada, Mexico	18.5	23.4	(4.9)	(21.0%)	(9.7%)	127.6
Japan	6.5	8.3	(1.8)	(22.1%)	(17.4%)	48.5
Rest of the world	40.7	38.2	2.5	6.6%	11.6%	169.4
Total	**270.7**	**250.8**	**19.9**	**7.9%**	**10.4%**	**1,278.0**

We mainly highlight the excellent results achieved in Italy – thanks to strong growth in the air-conditioning segment, headed by wall-mounted conditioners – and in the rest of Europe, where we note good results in France, Germany, and Greece.

In the UK market growth was driven primarily by the cookers and wall-mounted heating families.

In North America the reduction was also due to the group's more prudent strategy connected with the local currency's ongoing weakness.

In Japan there was a 22.1% decrease at constant exchange rates in a quarter that in any case is not very meaningful.

Growth in the rest of the world, at constant exchange rates, was 11.6% (+6.6% at current exchange rates) also due to the effects of the new subsidiaries in Australia and New Zealand.

3.6 Profitability trend

Gross margin grew both in outright value (from € 136.7 mn to € 150.6 mn) and as a percentage on net sales (from 54.5% to 55.6%), also thanks to greater utilisation of the Chinese manufacturing platform and notwithstanding the adverse exchange-rate trend.

EBITDA amounted to € 28.8 mn (€ 27.4 mn in 1Q03) with an increase of € 1.4 mn. As a percentage on sales, it decreased by 0.3 percent points.

Depreciation and amortisation in 1Q04 – totalling € 17.1 mn – included € 8.8 mn of amortisation of intangible assets.

EBIT totalled € 11.7 mn, growing vs. 1Q03 (€ 10.4 mn).

The pre-tax result before minorities – which showed a profit of € 1.5 mn (€ 1.6 mn as up to March 31st 2003) – was affected by a € 1.7-mn increase in financial expenses caused by the combination of:

- Lower interest expenses (down from € 4.4 mn to € 3 mn), thanks to the reduction in interest rates
- Exchange-rate losses of € -3.3 mn (vs. a gain of € 0.1 mn in 1Q03), mainly due to the difference in billing exchange rates for purchases and average budgeted hedging rates
- A € 0.3-mn increase in other financial expenses.

3.7 Analysis of capital and financial situation

Reclassified consolidated balance sheet
(€ '000)

	31/03/2004	*31/03/2003*	*31/12/2003*
Fixed assets:			
Intangible assets	425,197	428,183	430,309
Net tangible assets	222,063	216,272	215,275
Financial assets	8,032	7,828	8,136
Total fixed assets	**655,292**	**652,283**	**653,720**
Trade receivables	292,216	281,484	300,924
Inventories	338,576	283,784	260,437
Trade payables	(317,135)	(268,398)	(308,566)
Other current assets (liabilities)	16,537	13,866	(3,552)
Net working capital	**330,194**	**310,736**	**249,243**
Employee severance indemnity provision	(24,907)	(23,280)	(24,583)
Deferred tax provision	(29,291)	(51,652)	(29,291)
Provisions for risks & charges	(42,338)	(33,067)	(39,777)
Total non-current liabilities and provisions	**(96,536)**	**(107,999)**	**(93,651)**
Net capital employed	**888,950**	**855,020**	**809,312**
Cash & cash equivalents	(74,359)	(107,002)	(102,816)
Other financial fixed assets	(3,047)	(4,965)	(2,958)
Other current financial assets	(26,184)	(32,364)	(36,204)
Short-term financial debt	190,121	321,253	139,508
Medium-/long-term financial debt	235,507	123,825	249,676
Net financial position	**322,038**	**300,747**	**247,206**
Total net shareholders' equity	**566,912**	**554,273**	**562,106**
Total liabilities and shareholders' equity	**888,950**	**855,020**	**809,312**

Cash flow was as summarised below:

(€ millions)	31/03/04 (12 mths)	31/12/03 (12 mths)	31/03/04 (3 mths)	31/03/03 (3 mths)
Cash flow from operating activities	94.2	90.4	22.0	18.1
Changes in net working capital (*)	12.0	33.7	(34.4)	(12.7)
Cash flow from investment activities (**)	(76.6)	(63.6)	(18.7)	(5.7)
Operating cash flow	**29.6**	**60.5**	**(31.2)**	**(0.4)**
Working capital for new trading subsidiaries	(35.1)	(31.4)	(3.7)	-
Dividend distribution	(9.0)	(9.0)	-	-
Change in translation difference plus others	(0.4)	(6.1)	3.6	(2.2)
Securitisation	(6.4)	7.9	(43.5)	(29.1)
Change in net financial position	**(21.3)**	**21.9**	**(74.8)**	**(31.6)**

(*) Does not include NWC relating to the new subsidiaries.
(**) For 31/03/2004 (12 months) and 31/12/2003 the figure includes the investment of some € 15 mn for start-up of the new sales branches.

The group's net debt went from € 300.7 mn as at March 31st 2003 to € 322.0 mn as at March 31st 2004 (€ +21.3 mn). Excluding the effect of securitisation, the net financial position would have been € 387.7 mn (€ 372.8 mn as at March 31st 2003).

The condensed cash flow statement presented above shows that core-business cash generation in the 12-month period amounted to € 29.6 mn. This amount includes the investment for start-up of new subsidiaries replacing previous independent distributors (amounting to some € 15 mn).
Contributors to net cash absorption of € 21.3 mn were, besides lower use of securitisation (€ 6.4 mn), net working capital for the new sales subsidiaries mentioned above – mainly inventory and receivables (€ 35.1 mn) and dividend distribution (€ 9.1 mn).

Working capital as a percent of net sales revenue (12-month rolling basis) was 25.4% vs. 24.5% in the same period 2003.
Based on like-for-like figures (excluding securitisation effects), net working capital as a percentage of net sales revenue was 30.5% (30.2% as at March 31st 2003).

3.8 Change in consolidation area

There was no change in consolidation area versus December 31st 2003.

3.9 Significant events after quarter-end

No significant events took place after March 31st 2004.

3.10 Outlook and expected business progress

We believe that the results of the first quarter of 2004 – satisfactory and reversing the trend of the last two quarters, which featured a downturn in profitability - bode well for the remaining part of the current year.

Treviso, May 14th 2004

On behalf of the Board of Directors

Giuseppe De'Longhi
President

CODE OF ETHICAL CONDUCT

onghi

CODE OF ETHICAL CONDUCT

onghi

To all members of De'Longhi staff

On September 12th 2003 the Board of Directors of De'Longhi SpA, also in order to implement Italian Legislative Decree 231/2001 concerning the company's liability for crimes and offences against the public administration and for corporate crimes and offences, approved the company's Code of Ethical Conduct, also with the aim of clearly defining the combination of values that the entire Group recognises, accepts, and shares.

Constant and strict observance of the Code by its Recipients is of fundamental importance for the company's proper operation and for enhancement, on a global scale, of its products' reliability and, consequently, of its reputation.

Sincerely,

Stefano Beraldo
Chief Executive Officer

onghi

1. The Company's ethical terms of reference

The company's primary objective is creation of value on a continuous basis for shareholders and other stakeholders. The ethical terms of reference necessary for achievement of this objective are:

- **a.** full and constant compliance with current regulations in the countries where the company is active;
- **b.** preparation and maintenance of accounting records based on the principles of clarity, transparency, timeliness, and simultaneous provision of control;
- **c.** governance of dealings with third parties, i.e. suppliers, customers, and the public administration;
- **d.** governance of the company's representation mechanisms, in negotiations with outside parties, so as to avoid possible conflicts of interest.

2. Recipients

The company's directors, employees and outside staff, even if temporary (jointly defined as "the Recipients" hereinafter) are under obligation to uphold and observe the principles and values specified in the present Code.

- Also under obligation to observe the Code in all work and business relations in general initiated with the company are all parties (individuals, legal entities, official organisations, etc.) other than those indicated in the previous paragraph.
- The company actively informs and makes all Recipients sensitive to the Code's content, also in future, as well as bringing it to the knowledge of third parties via publication on the site www.delonghi.com
- The company makes an effort to ensure that, in formalising relations inside and outside the company, and when necessary, appropriate contractual clauses are included referring to observance of the Code.

3. Key corporate values

1. Loyalty and consistency, both in the primary sense of loyalty to the company's values, terms of reference, and principles, and also as regards the relations linking individuals to the company and the latter to the market.
2. Constant attention to the creation and production of outstanding products, conceived and continuously innovated by means of research efforts designed to assure: consumer safety and well-being, product economy and durability, and the highest possible level of manufacturing activities' environmental compatibility.
3. Constant attention to involvement of staff members – of all categories and levels – in achievement of the company's development objectives via enhancement of their sense of responsibility and of the use of their skills.

4. General principles

1. Observance of legal requirements

The company's imperative principle is compliance with the laws and regulations in force in all countries where it is active.

This is also a binding commitment for consultants, suppliers, customers and for anyone who has dealings with the company. The latter will neither initiate nor continue any relationship with parties not intending to align themselves with this principle.

In no case does pursuit of the corporate interest justify and render acceptable conduct in contrast with legal requirements.

Employees must be aware of laws and of consequent conduct required. If doubts exist as how to proceed in conducting business, the company will inform its employees appropriately.

The company assures that appropriate training activities are performed, together with information and ongoing awareness-building, concerning the issues relating to the present Code and to its application.

2. Management and conducting of operations

Each operation and transaction must be legitimate, authorised, consistent, and congruous.

All the company's actions and operations must be adequately recorded, so as to permit verification of the decision-making/authorisation/execution process. For each item recorded, an adequate trackability support is provided in order to perform, at any time, checks ascertaining the operation's characteristics and motivations and identifying the persons that have authorised, executed, recorded, and verified the operation in question.

3. Dealings with the public administration

It is not allowed to offer money or gifts to managers, officials, or employees of the public administration or to their relations, either Italian or of other countries, unless the gifts or facilitations are of minor value.

The company considers both illegal payments directly made by Italian subjects and/or organisations or by their employees, and those made via subjects that act on behalf of the same in Italy or abroad, to be acts of corruption.

It is forbidden to offer and/or accept any object, service or valuable favour to obtain or solicit favourable treatment in relation to any dealings with the public administration.

In those countries where it is the custom to offer gifts to customers or to other parties as a sign of courtesy, such gifts must be of an appropriate type and value, must not conflict with the current legal requirements of the countries concerned, and must not – in any case – be interpretable as payment in requests for favours and/or facilitations.
When business negotiations, requests and/or dealings are underway with the public administration, the staff involved must not seek to influence the decisions of the counterpart, with the latter taken to include officials who negotiate or take decisions on the public administration's behalf.
In the specific case of bidding for a public administration tender, related activities must comply with law and with proper commercial practice.
If the company uses an organisation and/or third party in order to be represented in its dealings with the public administration, the same directives are applicable to that organisation's and/or third party's employees and/or outside staff as those valid for the company's employees.
In addition, third parties with whom collaboration might denote a possible conflict of interests cannot represent the company.
During business negotiations, requests and/or dealings with the public administration, the following actions must not be taken (either directly and/or indirectly):

- Examination and/or proposal of commercial and/or employment opportunities that might go to the personal advantage of public administration employees
- Offering and/or supply of gifts (of any type or nature)
- Solicitation and/or receipt of confidential information that might jeopardise the integrity and reputation of one or both parties.

4. Control

Any infringement (actual and/or potential) committed in relation to the aforesaid General Principles and to the Code's provisions is immediately notified to the relevant internal functions, identified as being:

- The Chief Executive Officer
- The Internal Audit & Corporate Governance Committee
- The Internal Auditor.

In addition, any infringement will also be notified to the Statutory Auditors' Committee.

5. Specific principles

By way of application of the aforementioned General Principles, the company's internal and external activities are based on the following specific principles:

1. Honesty and integrity in business dealings

Every relationship, both inside and outside the company, must be based on compliance with the law and on application of this Code's general principles. Relations of all types and at all levels must be conducted according to standards of transparency, correctness, honesty, integrity and fairness. Both internal and external relations avoid all discrimination by age, sex, race, nationality, personal and social conditions, and religious or political beliefs.

2. Fair competition

The company shares and intends the safeguard the value of fair competition, abstaining from conduct contrary to this principle, be they collusive, predatory and/or featuring abuse of a dominant position.
The company understands fair competition in the market as being the creation and offering of quality products and services that meet customers' needs and honour contractual commitments.

3. Correctness in situations of conflicts of interest

The Recipients avoid situations of conflict of interests with the company, pursuing the latter's objectives and interests in the performance of their tasks, whilst complying with laws and regulations.

4. Protection and enhancement of human resources

The company considers human resources to be a primary factory for achievement of its objectives, by virtue of their professional contribution, within a relationship based on loyalty, correctness, and reciprocal trust. The company protects and champions the value of human resources, fostering their professional growth, undertaking to avoid discriminations and assure equal opportunities, and also offering working conditions respectful of individual dignity, and a safe and healthy working environment, whilst observing current regulations and workers' rights.
The relationships between the various hierarchical levels (corresponding to different levels of responsibility existing within the company) must be based on loyalty, equity and correctness, as per the principles stated above.

5. Confidentiality

The company safeguards the confidentiality of information and data in its possession, acting in compliance with current relevant laws and regulations.

6. Information

Communication of information for any reason, both inside and outside the company, must take place in compliance with current laws, regulations and procedures, as well as in observance of the principles of transparency and correctness.

Information must be clear, complete and truthful, and must not be misleading, such as to enable recipients of the same to take knowledgeable decisions.

7. Environmental protection

The company's activity is based on the principle of protection of the environment and of public health, in compliance with the specific regulations applicable.

8. Protection of corporate image

Observance of ethical standards and values is considered to be a fundamental requisite for creation and maintenance of a good reputation – a factor that contributes in an all-important way to pursuit of corporate objectives and success, aiding relationships with investors, customers, suppliers, human resources, and the community in general.

In observing the Code the Recipients help to protect the company's image and good reputation.

6. Internal relations

1. Performance of tasks and execution of contracts

Recipients perform their tasks and jobs diligently, accurately, efficiently and professionally, based on compliance with the law and application of the Code's general[1] principles.

All company activities must be recorded and have adequate documentary support complying with the law and regulations, such as to permit verification of the decision-making/authorisation/execution process, as well as trackability of individual actions and/or phases in the operating cycle.

2. Conflict of interest

If a Recipient finds himself/herself, either directly or indirectly[2], in a situation of conflict, even if only potential, with the company's interests, he/she is under obligation to inform his/her direct line superior and/or functional superior, to whom responsibility is delegated for assessing – either alone or with involvement of the relevant bodies and/or those identified by internal[3] regulations - whether a situation of effective conflict actually exists and for taking appropriate measures.

3. Confidentiality and information[4]

Recipients are called upon to comply with the general principle of confidentiality stated earlier, assuring, in general, the utmost confidentiality on news and information concerning corporate assets or relating to the activities or those of third parties with whom the company has dealings.

In particular, each Recipient is under obligation not to use confidential information for purposes not connected with performance of his/her tasks and job. All this includes meeting the obligations of confidentiality envisaged in the Italian law protecting privacy[5].

In relation to the items defined earlier, it is also pointed out that criminal sanctions are envisaged for anyone who:

- Finding himself/herself in possession of "privileged information"[6] concerning equity interests in a company, or in the exercise of a function, profession or assignment:

a) Buys, sells, or executes other transactions, also via interposed persons, in financial instruments using the said information

b) Without any justified reason, discloses information, or advises others on the basis of such information, to undertake any of the transactions indicated above

- Discloses false, exaggerated or biased information, or sets up simulated transactions or other devices capable of causing a tangible change in the price of financial instruments or the semblance of an active market in the same[7].

4. Corporate assets

Each Recipient is under obligation to protect and make diligent use of the company assets and equipment made available to him/her for performance of his/her tasks and job, avoiding improper use liable to damage them or reduce their efficiency, and not using the same for personal purposes. As specifically concerns information technology systems (hardware/software) and telecommunications system (telephone/fax/Internet connections, etc.), utilisation must take place respecting the security procedures and rules/regulations in force in the company.

NOTES:

1- Specific reference is made to Articles 2104 (worker diligence) and 2105 (obligation of loyalty) of the Italian Civil Code.
Art. 2104 Italian Civil Code: "The worker must apply the diligence required by the nature of the work, by the corporate interest, or by the higher interest of national production. He/she must also observe the instructions for execution and for regulation of the work given by the entrepreneur or by the latter's staff members to whom he/she hierarchically reports".
Art. 2105 Italian Civil Code: "The worker must not handle business matters, on his/her own account or on that of third parties, in competition with the entrepreneur, nor must he/she disclose information concerning the company's organisation and production methods, or make use of the same in such a way as to harm the company".

2- Also by virtue of interests held/owned by close relations

3- In particular, as regards the so-called "Transactions with Related Parties", reference is made to the specific company procedure existing for such matters.

4- Specific reference is made the company procedure concerning "Price-Sensitive Information" and "Internal Dealing".

5- Italian Law no. 675/1996

6- Art. 180 of Italian Legislative Decree 58/1998 (abuse of privileged information). Specifically: "Privileged information means specific information with a definite content, not available to the public, concerning financial instruments or issuers of financial instruments, that – if made public – would be capable of tangibly influencing the price of such instruments."

7- Art. 181 of Italian Legislative Decree 58/1998 (insider trading in financial instruments).

7. External relations

1. Relationships with customers and suppliers

Dealings with customers and suppliers must be conducted observing the law and applying the General Principles of this Code.

More specifically, customer relations must be based on correctness, courtesy, and willingness. In relations with suppliers, selection processes must be based on objective competitive comparison (in terms of quality, price, guarantees of execution, and technical assistance), avoiding any form of favouritism or discrimination. All activities concerning the contractual relationship with customers and the start and management of supplier relationships must be documented and traceable.

2. Dealings with the public administration and institutions

In dealings with the public administration and institutions, be they national or foreign, Recipients must act according to current laws and regulations, in a correct and loyal manner, without in any way[8] influencing the counterpart's decision in order to obtain favourable treatment.

All activities in dealings with the public administration and institutions, be they national or foreign, must be documented and traceable.

3. Gifts, presents and benefits

Recipients are not allowed (either directly or via third parties) to offer to or receive from anyone any form of gift[9] that might even only be simply interpreted as exceeding normal commercial practices or courtesy, or be taken to aim to achieve favourable treatment in management of any activity capable of being connected with the company.

More specifically, any form of gift to public officials – be they Italian or foreign – or to their immediate family and to their relations, is forbidden.

In those countries where it is the custom to offer gifts to customers or to other parties as a sign of courtesy, such gifts must be of an appropriate type and value, must not conflict with the current legal requirements of the countries concerned, and must not – in any case – be interpretable as payment in requests for favours and/or facilitations.

If a Recipient receives offers of and/or requests for gifts and benefits – saving customary commercial gifts or of minor value - he/she is under obligation to immediately inform his/her direct line superior and/or functional superior, to whom responsibility is delegated for assessing – either alone or with involvement of the relevant bodies and/or those identified by internal regulations – the directives and parameters to be adopted for management of the "case", as well as the effective existence of a risk of departing from legal requirements, together with adoption of appropriate measures.

4. Contributions and sponsorships

Any contributions or sponsorships undertaken by the company vis-à-vis third parties and to non-profit entities and/or associations must be made within the limits and in compliance with the dictates of the law and must be the subject of a specific periodical report to the Board of Directors. The power to allocate such sums pertains to the Chief Executive Officer or to the General Manager up to the maximum amount of EUR 5,000 and to the Chairman of the Board of Directors for amounts exceeding this figure and up to the threshold of EUR 50,000. Any other higher sum must be approved by the Board of Directors.

8. Sanctions

- Observation of the rules contained in the present Code must be considered to be an essential part of company employees' contractual obligations pursuant to and by virtue of Article 2014 of the Italian Civil Code. Infringement of the Code's rules will constitute non-performance of the employment relationship's primary obligations or a disciplinary offence, as per the procedures envisaged in Article 7 of the Italian Workers' Statute [Statuto dei Lavoratori], with all and any legal consequences, also as regards preservation of the employment relationship, and will lead to payment of damages caused by the infringement.
- Observation of the rules in the present Code must be considered to be an essential part of the contractual obligations taken on by the company's outside staff members and/or by parties having business dealings with the company. Infringement of the Code's rules will constitute non-performance of contractual obligations, with all any legal consequences, also as regards termination of the contract and/or assignment, and will lead to payment of damages caused by the infringement.

All the above is apart from any initiation of criminal proceedings in cases when a criminal offence is alleged to have been committed.

NOTE:

8- By way of example, via gifts, offers of work, and use of confidential information that might jeopardise the parties' integrity or reputation, etc.

9- For example: money, goods, services or valuable favours, etc.

DE'LONGHI S.p.A.
Via L. Seitz, 47 - 31100 Treviso - Italy
Tel. +39-0422-4131 Fax +39-0422-413736
www.delonghi.com

RELAZIONE DEGLI AMMINISTRATORI DI DE'LONGHI S.p.A.
AI SENSI DELL'ART. 3 D.M. 5 Novembre 1998, n. 437

Signori Azionisti,

il Consiglio di Amministrazione di De'Longhi S.p.A. (di seguito "La Società") con riferimento all'art. 3 D.M. 5 novembre 1998, n. 437 fa presente che l'ordine del giorno previsto per l'Assemblea Ordinaria e Straordinaria dei soci convocata mediante avviso pubblicato nella Gazzetta Ufficiale n. 68 del 22 marzo 2004 (errata corrige pubblicata nel n. 72 del 26 marzo 2004) presso il Boscolo Hotel Maggior Consiglio, Treviso, via Terraglio 140, in prima convocazione per il giorno 28 aprile 2004 alle ore 9.00 ed, occorrendo, in seconda convocazione per il giorno 29 aprile 2004, stessi luogo ed ora, è il seguente:

Parte ordinaria:

1. Presentazione del Bilancio al 31 dicembre 2003, della relazione del Consiglio di Amministrazione e della relazione del Collegio Sindacale, ai sensi dell'art. 153 del D.Lgs. n.58/98 e della Relazione della Società di Revisione ai sensi dell'art. 156 del D.Lgs. n.58/98; deliberazioni inerenti e conseguenti.
2. Rinnovo del Consiglio di Amministrazione previa determinazione del numero dei componenti e determinazione del relativo compenso.
3. Rinnovo del Collegio Sindacale per scadenza del mandato e determinazione del relativo compenso.
4. Nomina della società di revisione ai sensi del D.Lgs. 24 febbraio 1998, n. 58 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006.
5. Proposta di autorizzazione all'acquisto e alla disposizione di azioni proprie ai sensi dell'art. 2357 cod. civ.

Parte straordinaria:

1. Modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario D.Lgs. 6/2003.

PARTE ORDINARIA

1. Presentazione del Bilancio al 31 dicembre 2003, della relazione del Consiglio di Amministrazione e della relazione del Collegio Sindacale, ai sensi dell'art. 153 del D.Lgs. n.58/98 e della Relazione della Società di Revisione ai sensi dell'art. 156 del D.Lgs. n.58/98; deliberazioni inerenti e conseguenti.

Signori Azionisti,

si informa che ogni commento relativo al primo punto all'ordine del giorno della parte ordinaria è ampiamente contenuto nella relazione sulla gestione degli amministratori, depositata insieme al progetto di bilancio d'esercizio e consolidato, messi a disposizione del pubblico secondo quanto previsto dall'articolo 82, c. 2, lett. b) della Delibera Consob n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

2. Rinnovo del Consiglio di Amministrazione previa determinazione del numero dei componenti e determinazione del relativo compenso.

Signori Azionisti,

in seguito alla scadenza del mandato dei componenti del Consiglio di Amministrazione con l'approvazione del bilancio al 31 dicembre 2003, siete chiamati a determinare il numero dei componenti del Consiglio di Amministrazione tra il minimo di tre e il massimo di tredici stabiliti dall'art. 9 dello Statuto e fissarne i relativi compensi o le modalità per la loro determinazione.

Le proposte di nomina alla carica di amministratore depositate presso la sede sociale verranno presentate dal Presidente in sede di Assemblea.

Per quanto concerne i compensi dei membri del nuovo Consiglio di Amministrazione, si suggerisce, ai sensi dell'art. 2389, comma 1, cod. civ., di fissare un compenso annuale pari a quello fissato alla nomina degli Amministratori in scadenza, Euro 20.658,28 (ventimilioniseicentocinquantotto/28) ciascuno e dare mandato al Consiglio di Amministrazione per la definizione di eventuali maggiori compensi spettanti agli amministratori investiti di particolari cariche in conformità dell'atto costitutivo, a sensi dell'art. 2389, comma 3, cod. civ..

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

3. Rinnovo del Collegio Sindacale per scadenza del mandato e determinazione del relativo compenso

Signori Azionisti,

il mandato del Collegio Sindacale scade con l'assemblea di approvazione del bilancio al 31 dicembre 2003. Siete quindi chiamati a nominare un nuovo organo di controllo che, ai sensi dell'art. 14 dello Statuto, deve essere composto da tre sindaci effettivi e due supplenti.

Si ricorda che, a tal proposito, ai sensi dell'art. 14 dello statuto sociale, le liste per la nomina del Collegio Sindacale, con i curricula e le relative attestazioni, dovranno essere depositate dagli azionisti titolari, da soli o insieme ad altri soci, di almeno il 2% del capitale sociale presso la sede sociale almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione.

Alle elezioni dei membri del Collegio sindacale si procede come segue:
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, nell'ordine progressivo nel quale sono elencati nella lista stessa, due membri effettivi ed uno supplente;
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti dopo la prima, sono tratti, nell'ordine progressivo con il quale sono elencati nella lista stessa, il restante membro effettivo ed il secondo membro supplente;
- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una nuova votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.

La presidenza del Collegio Sindacale spetta al membro effettivo indicato come primo candidato nella lista che ha ottenuto il maggior numero di voti.

Qualora sia stata presentata una sola lista, l'Assemblea esprime il proprio voto su di essa; qualora la lista ottenga la maggioranza relativa, risultano eletti sindaci effettivi i primi tre candidati indicati in ordine progressivo, e sindaci supplenti il quarto ed il quinto candidato. La presidenza spetta al candidato indicato al primo posto nella lista presentata.
In mancanza di liste, il Collegio Sindacale ed il suo Presidente vengono nominati dall'Assemblea con le maggioranze di legge.
I sindaci uscenti sono rieleggibili.

Per quanto riguarda la determinazione dei compensi dei Sindaci, si propone di fissare l'emolumento annuo sulla base di quanto previsto dalle tariffe minime professionali.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

4. **Nomina della società di revisione ai sensi del D.Lgs. 24 febbraio 1998, n. 58 e relative disposizioni di attuazione per il triennio 2004, 2005 e 2006**

Signori Azionisti,

con il rilascio del giudizio sul bilancio d'esercizio e consolidato relativo all'esercizio 2003 viene a scadere l'incarico conferito alla società PricewaterhouseCoopers S.p.A. relativamente al triennio 2001-2003 sia per la revisione dei bilanci d'esercizio e consolidato della Società al 31 dicembre 2001, 2002 e 2003 sia delle relazioni semestrali, anche a livello consolidato, relative al primo semestre degli stessi anni.

Si rende dunque necessario provvedere a conferire i suddetti incarichi di revisione per il successivo triennio, determinando i relativi compensi.

In proposito, il Consiglio di Amministrazione, con l'ausilio del Comitato per il Controllo Interno e per la Corporate Governance, ha ritenuto opportuno esaminare, oltre ad una nuova proposta di PricewaterhouseCoopers S.p.A., anche la proposta alternativa di un'altra società di revisione per valutarne gli aspetti economici, professionali e qualitativi.

Sulla base di tali analisi, si propone una nuova nomina della medesima società di revisione in scadenza, la cui proposta è risultata preferibile, tenuto conto, tra l'altro, anche che PricewaterhouseCoopers S.p.A. ha maturato nei precedenti anni di revisione un'approfondita conoscenza delle procedure contabili ed amministrative della Società e delle controllate incluse nel piano di lavoro. Il contenuto incremento dei corrispettivi rispetto a quanto previsto nella precedente offerta è da ritenere inevitabile conseguenza di una serie di fattori, tra i quali:

1. il rafforzamento della qualità delle risorse dedicate alla revisione contabile in seguito all'inasprimento delle regole internazionali in materia a causa dei recenti eventi statunitensi ed italiani;
2. l'introduzione di nuovi principi di revisione e il conseguente aumento della complessità dell'attività di revisione;
3. il tasso di inflazione;
4. l'ampliamento dell'area di consolidamento.

Si allega, altresì, il parere del Collegio Sindacale sulla proposta di conferimento dell'incarico di revisione contabile, espresso ai sensi dell'art. 159 del D.Lgs. n. 58/1998.

Proposta di revisione contabile di PricewaterhouseCoopers S.p.A.

L'oggetto della proposta di PricewaterhouseCoopers S.p.A. riguarda:

- l'incarico di revisione contabile ai sensi dell'art. 155 del D.Lgs. n. 58/1998 del bilancio d'esercizio della De'Longhi S.p.A. e del bilancio consolidato del Gruppo De'Longhi relativi agli esercizi al 31 dicembre 2004, 2005 e 2006;
- l'incarico di revisione contabile limitata della relazione semestrale al 30 giugno 2004, 2005 e 2006, come raccomandato dalla Consob con comunicazione n. 97001574 del 20 febbraio 1997.

L'incarico comporterà anche l'espletamento delle funzioni e delle attività previste dall'art. 155 del D.Lgs. n. 58/1998.
Il dettaglio degli onorari per De'Longhi S.p.A. per il singolo esercizio è il seguente:

	Ore	Onorari (Euro)
Incarico di revisione contabile del bilancio d'esercizio della De'Longhi S.p.A.	1.150	95.500
Incarico di revisione contabile del bilancio consolidato del Gruppo De'Longhi	330	33.000
Incarico di revisione contabile limitata della relazione semestrale della De'Longhi S.p.A.	600	51.000
Attività di controllo di cui all'art. 155 co. 1 lett. a) del D.Lgs. n. 58/1998	100	9.000
Totale ore e onorari	**2.180**	**188.500**

A tali importi sono da aggiungere le spese vive e di segreteria, addebitate al costo, l'IVA e il contributo di vigilanza a favore della Consob (attualmente del 4,8%).

La stima dei corrispettivi per l'intero Gruppo è la seguente:

	Onorari (Euro)
Totale De'Longhi S.p.A.	188.500
Totale controllate Italia	146.500
Totale estere	505.552
Totale Gruppo	**840.552**

Le tariffe orarie utilizzate per ogni categoria di personale impiegato sono le seguenti:

Categoria professionale	Tariffa oraria (Euro)
Partner	200
Manager	140
Senior	80
Assistano	55

I corrispettivi saranno annualmente aggiornati a decorrere dal 1° luglio 2005 in funzione della variazione dell'indice Istat relativo al costo della vita e debitamente adeguati nel caso dovessero presentarsi circostanze eccezionali o imprevedibili, in conformità ai criteri indicati nella Comunicazione Consob n. 96003556 del 18 aprile 1996.
La proposta presentata da PricewaterhouseCoopers S.p.A. rimane depositata agli atti della Società, presso la sede sociale.

Vi proponiamo, quindi, di conferire l'incarico di revisione per il triennio 2004, 2005 e 2006 alla PricewaterhouseCoopers S.p.A., fissando il corrispettivo per l'attività svolta per la Vostra Società in Euro **840.552** annui.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

DE' LONGHI S.p.A.

PARERE DEL COLLEGIO SINDACALE SULLA PROPOSTA DI CONFERIMENTO DELL'INCARICO DI REVISIONE CONTABILE PER IL TRIENNIO 2004-2006, A NORMA DELL'ART. 159 DEL D.LGS. 24 FEBBRAIO 1998, N. 58

Signori Azionisti,

con riferimento alla proposta che Vi viene formulata dal Consiglio di Amministrazione di affidare la revisione contabile dei bilanci di De' Longhi S.p.A. e dei bilanci consolidati di gruppo degli esercizi al 31 dicembre 2004, 2005, 2006 alla Società PriceWaterhouse Coopers S.p.A., il Collegio Sindacale esaminata la documentazione inviata dalla società stessa in data 26 marzo 2004 rileva che oggetto di tale proposta è:

- *la revisione contabile del bilancio d'esercizio e di quello consolidato al 31 dicembre 2004, 2005, 2006 di De' Longhi S.p.A. ai sensi dell'art. 155 del D.Lgs. 58/1998;*
- la revisione contabile limitata della relazione semestrale al 30 giugno 2004, 2005, 2006 come raccomandato dalla Consob con comunicazione n. 97/1574 del 20 febbraio 1997;
- l'attività di verifica prevista dall'art. 155 comma 1 lettera a) del D.Lgs. 58/1998, sulla base di procedure che corrispondano a quelle raccomandate dalla Consob.

Il Collegio Sindacale rileva, inoltre, che la proposta in esame contiene un articolato piano delle modalità tecniche ed organizzative di svolgimento degli incarichi proposti e che detto piano risulta adeguato.

La Società di revisione in esame risulta disporre di organizzazione ed idoneità tecnica adeguate all'ampiezza e complessità dell'incarico da svolgere.

Il compenso richiesto appare congruo in relazione sia ai correnti compensi di mercato sia ai compensi complessivamente percepiti dalla medesima Società di revisione per gli incarichi svolti durante il precedente triennio presso il gruppo De' Longhi.

La Società di revisione in parola ha dichiarato con propria comunicazione di rispondere ai requisiti di indipendenza previsti dalle vigenti normative e che, allo stato, non sussistono situazioni di incompatibilità.

Tutto ciò premesso, il Collegio Sindacale esprime parere favorevole ai sensi dell'art. 159, comma 1, D.Lgs. 58/1998 al conferimento dell'incarico di revisione dei bilanci d'esercizio al 31 dicembre 2004, 2005, 2006 e dei relativi bilanci consolidati alla società di revisione PriceWaterhouse Coopers S.p.A. conformemente alla proposta della stessa in data 26 marzo 2004.

Milano, 9 aprile 2004

Il Collegio Sindacale

5. Proposta di autorizzazione all'acquisto e alla disposizione di azioni proprie ai sensi dell'art. 2357 cod. civ.

Signori Azionisti,

sottoponiamo al Vostro esame ed alla Vostra approvazione la proposta di autorizzazione all'acquisto ed alla disposizione, da parte della Società, di azioni proprie, ai sensi del D.M. 5 novembre 1998, n. 437 e della Deliberazione Consob n. 11971/99.

1. Motivazioni per le quali è richiesta l'autorizzazione all'acquisto ed alla disposizione di azioni proprie.

Ricordiamo che la precedente autorizzazione all'acquisto ed alla disposizione di azioni proprie, approvata dall'Assemblea degli Azionisti tenutasi il 18 aprile 2001, è scaduta allo spirare dei diciotto mesi previsti dall'articolo 2357 del codice civile, senza che il Consiglio di Amministrazione ritenesse di avvalersi della menzionata autorizzazione assembleare, in assenza dei presupposti che facessero stimare tale operazione conforme all'interesse sociale.

Il Consiglio di Amministrazione si è determinato comunque a sottoporre, nuovamente, all'Assemblea degli Azionisti, la richiesta di autorizzazione ad effettuare operazioni di acquisto di azioni proprie e, a certe condizioni, di disposizione delle stesse, per un duplice ordine di ragioni:
a) sarà possibile procedere ad investimenti in azioni della Società qualora l'andamento delle quotazioni di borsa o l'entità della liquidità disponibile possano rendere conveniente, sul piano economico, tale operazione;
b) se del caso, le azioni proprie potranno essere utilizzate nell'ambito di operazioni connesse a progetti industriali in relazione ai quali si concretizzi l'opportunità di scambi o di cessioni di pacchetti azionari.

2. Numero massimo, categoria e valore nominale delle azioni alle quali si riferisce la proposta autorizzazione.

L'autorizzazione che il Consiglio richiede all'Assemblea riguarda atti di acquisto delle azioni da effettuarsi, anche in più riprese, fino al raggiungimento del quantitativo massimo di n. 14.000.000 (quattordici milioni) azioni ordinarie da nominali 3 (tre) euro cadauna, e in ogni caso in misura non eccedente la decima parte del capitale sociale e nei limiti degli utili distribuibili e delle riserve disponibili in base all'ultimo bilancio regolarmente approvato; l'autorizzazione include la facoltà di disporre successivamente delle azioni in portafoglio, anche prima di aver esaurito gli acquisti, ed eventualmente riacquistare le azioni stesse sempre in conformità con i limiti e le condizioni stabiliti dalla presente autorizzazione.

3. Informazioni utili per la valutazione del rispetto della disposizione prevista dall'articolo 2357, comma 3, del codice civile.

Il valore nominale delle azioni per le quali si richiede l'autorizzazione all'acquisto in nessun caso eccederà la decima parte del capitale sociale, tenendosi conto a tale fine anche delle azioni che dovessero essere eventualmente acquisite da società controllate.
Alle società controllate saranno comunque impartite specifiche disposizioni affinché segnalino con tempestività l'eventuale acquisizione di azioni effettuata ai sensi dell'Articolo 2359-bis del codice civile.

4. Durata per la quale si richiede l'autorizzazione.

L'autorizzazione all'acquisto di azioni proprie è richiesta per un periodo di 18 mesi a far tempo dalla data nella quale l'Assemblea adotterà la corrispondente deliberazione.
L'autorizzazione a disporre delle azioni proprie viene richiesta senza limiti di tempo.

5. Modalità attraverso le quali saranno effettuati gli acquisti e la disposizione di azioni proprie.

Le operazioni di acquisto saranno effettuate, ai sensi dell'Articolo 132 del D.Lgs. 24 febbraio 1998 n. 58, sul mercato, secondo le modalità concordate con la società di gestione del mercato e in ogni caso in modo da assicurare la parità di trattamento tra gli Azionisti.
Gli acquisti potranno avvenire in una o più soluzioni.
Per quanto attiene la disposizione delle azioni in questione, essa potrà avvenire, in una o più volte, anche prima di aver esaurito gli acquisti; la disposizione avverrà mediante alienazione in borsa, ai blocchi, o mediante scambio con partecipazioni o altre attività nell'ambito di progetti industriali.
In caso di cessione di tutte o parte delle azioni acquistate, la riserva indisponibile che sarà costituita ai sensi dell'articolo 2357-ter del codice civile si ridurrà proporzionalmente.

6. Corrispettivo minimo e massimo e valutazioni di mercato.

Il prezzo di acquisto di ciascuna delle azioni proprie dovrà essere, comprensivo degli oneri accessori di acquisto, come minimo, non inferiore del 20% e, come massimo, non superiore del 5 % (cinque per cento) al prezzo ufficiale delle contrattazioni registrate sul Mercato Telematico Azionario il giorno precedente l'acquisto.

Per quanto concerne la successiva disposizione delle azioni acquistate, viene definito unicamente il limite di prezzo minimo della vendita a terzi, che dovrà essere tale da non comportare effetti economici negativi per la Società e comunque non inferiore al 95% (novantacinquepercento) della media dei prezzi ufficiali registrati sul Mercato Telematico Azionario nei cinque giorni precedenti la vendita.. Tale limite di prezzo potrà essere derogato solo in caso di scambi o cessioni di azioni proprie nell'ambito della realizzazione di progetti industriali.

L'autorizzazione a disporre delle azioni proprie è richiesta senza limiti di tempo.

7. Informazioni sulla strumentalità dell'acquisto alla riduzione del capitale sociale

Si fa presente che il sopra menzionato acquisto di azioni proprie non è strumentale ad una riduzione del capitale sociale.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

PARTE STRAORDINARIA

1. Modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario D.Lgs. 6/2003.

Si riporta la relazione sulle proposte di modifica allo statuto sociale, già depositata presso la Consob in data 11 marzo 2004 e redatta in conformità all'allegato 3A, schema 3 Regolamento Emittenti.

Treviso, 9 aprile 2004

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

RELAZIONE ILLUSTRATIVA DEGLI AMMINISTRATORI DI DE'LONGHI S.p.A. SULLE PROPOSTE DI MODIFICA ALLO STATUTO SOCIALE

- in conformità all'allegato 3A, schema 3 Regolamento Emittenti -

Signori Azionisti,

il Consiglio di Amministrazione di De'Longhi S.p.A. (di seguito "La Società") con riferimento all'art. 3 D.M. 5 novembre 1998, n. 437 fa presente che l'ordine del giorno previsto per l'Assemblea Straordinaria dei soci convocata presso il Boscolo Hotel Maggior Consiglio, Treviso, via Terraglio 140, in prima convocazione per il giorno 28 aprile 2004 alle ore 9.00 ed, occorrendo, in seconda convocazione per il giorno 29 aprile 2004, stessi luogo ed ora, prevede la modifica dello statuto sociale in seguito all'entrata in vigore della riforma del diritto societario ex D.Lgs. n. 6/03.

Si fornisce di seguito l'esposizione a confronto degli articoli dello statuto di cui si ripropone la modifica nel testo vigente (approvato dal Consiglio di Amministrazione del 15 dicembre 2003, atto del notaio dr.ssa Ada Stiz di Treviso rep. n. 79292, registrato a Treviso il 22 dicembre 2003) e in quello proposto, con relativa nota illustrativa delle variazioni apportate.

Tali modifiche non comportano l'attribuzione del diritto di recesso dalla Società, non integrando alcuno dei relativi presupposti di legge.

STATUTO DE'LONGHI S.p.A.

Testo vigente	Testo proposto
Art. 1 Denominazione E' costituita una società per azioni con la denominazione "DE' LONGHI S.P.A."	**Art. 1 Denominazione** La società è denominata "DE' LONGHI S.P.A." ***Nota***: viene indicata la denominazione, omettendo il riferimento alla costituzione della società, non più necessario.
Art. 2 Sede La Società ha sede legale in Treviso Via Lodovico Seitz n. 47. La società potrà istituire altrove succursali, agenzie e rappresentanze.	**Art. 2 Sede** La Società ha sede legale in Treviso. La società potrà istituire e sopprimere altrove, anche all'estero, sedi secondarie, succursali, agenzie e rappresentanze. ***Nota:*** ai sensi dell'art. 2328, comma 2 n.2 c.c. si ritiene sufficiente ed opportuno indicare unicamente il Comune della sede legale. Viene specificata l'estensione dell'ambito territoriale nel quale sarà possibile istituire succursali, agenzie e rappresentanze.

Titolo II Capitale sociale – Azioni	**Titolo II Capitale sociale – Azioni – Obbligazioni – Strumenti finanziari partecipativi**
Art. 5 Capitale sociale	**Art. 5 Capitale sociale**
Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.	Il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) , diviso in n. 149.500.000,00.= (centoquarantanovemilionicinquecentomila virgola zerozero) azioni del valore nominale di Euro 3 (tre) ciascuna.
L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C. Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.	Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.
Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimiliniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.	Il Consiglio di amministrazione nella riunione del 15 dicembre 2003, a rogito del notaio Ada Stiz n. 79292 di repertorio, in esercizio della facoltà attribuitagli dall'assemblea straordinaria del 18 aprile 2001, ha deliberato di aumentare il capitale sociale per complessivi massimi nominali euro 12.205.800,00 (dodicimiliniduecentocinquemilaottocento/00) da offrire con sovrapprezzo a dirigenti e dipendenti della società e delle sue controllate, da sottoscriversi entro e non oltre il 28 febbraio 2006.
Le azioni sono nominative ed indivisibili. Ogni azione ha diritto ad un voto.	
Il capitale sociale potrà essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni aventi diritti diversi da quelli delle azioni in circolazione.	Art. 5 bis Il capitale sociale può essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni fornite di diritti diversi da quelli delle azioni già in circolazione.
La società potrà emettere anche obbligazioni convertibili in azioni.	L'emissione di nuove azioni ordinarie o anche di azioni fornite di diritti diversi da quelli delle azioni ordinarie, aventi le stesse caratteristiche delle azioni già in circolazione, non richiede ulteriori

approvazioni delle assemblee speciali degli azionisti delle diverse categorie.

L'assemblea che delibera l'aumento di capitale può, nel rispetto delle condizioni e delle modalità stabilite dalla legge, escludere o limitare il diritto di opzione quando l'interesse della Società lo esige, quando le azioni di nuova emissione devono essere liberate mediante conferimenti in natura, nonché nei limiti del dieci per cento del capitale sociale preesistente ai sensi dell'art. 2441, co. 4, C.C.

L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale, anche con esclusione del diritto d'opzione, con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C.

Le azioni sono nominative ed indivisibili.
Ogni azione dà diritto ad un voto, salvo che l'assemblea abbia deliberato l'emissione di azioni prive del diritto di voto o con diritto di voto limitato.

Art. 5 ter
La società potrà emettere obbligazioni, anche convertibili in azioni, nonché gli strumenti finanziari partecipativi previsti dalla legge, con l'osservanza e nei limiti stabiliti di volta in volta dalla normativa in vigore al momento dell'emissione.
L'emissione delle obbligazioni non convertibili in azioni è di competenza dell'organo amministrativo ai sensi di legge. L'emissione delle obbligazioni convertibili in azioni è di competenza dell'Assemblea straordinaria dei soci ai sensi di legge.
L'Assemblea straordinaria potrà delegare il Consiglio di Amministrazione a deliberare l'emissione di obbligazioni convertibili in azioni, in una o più volte, con l'osservanza e nei limiti stabiliti dalla legge.

Nota:

- La proposta di modifica dell''articolo 5 è motivata prevalentemente dall'opportunità di dare una collocazione più appropriata alle parti relative: a) alla composizione del capitale sociale; b) alle regole dei successivi aumenti; c) agli altri titoli che potranno essere emessi dalla società; con riguardo alle modalità di aumento del capitale, si propone che la Società possa avvalersi della facoltà introdotta dall'art. 2441, co. 4, cod. civ..
- Si è inserita la possibilità di emettere nuove azioni anche con diritti diversi rispetto alle azioni ordinarie; al riguardo, la previsione dell'articolo 5 bis, co. 2, mira ad evitare un appesantimento della procedura nel caso di

	emissione di azioni aventi le stesse caratteristiche di quelle già in circolazione. • Ci si è avvalsi della facoltà offerta dall'art. 2443 c.c. di delegare al Consiglio di Amministrazione l'aumento di capitale anche con esclusione o limitazione del diritto d'opzione. • E' stata sin d'ora prevista la facoltà di deliberare l'emissione di azioni prive del diritto di voto o con voto limitato ex art. 2351 c.c. nonché degli strumenti finanziari partecipativi previsti dalla legge. • Inoltre, è stata confermata espressamente la previsione di legge che attribuisce all'organo amministrativo l'emissione delle obbligazioni non convertibili e, su delega dell'assemblea straordinaria, anche di quelle convertibili ai sensi dell'art. 2420 ter c.c..
Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonché le maggioranze deliberative e costitutive sono regolate dalla legge. L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro quattro mesi dalla chiusura dell'esercizio sociale. Quando particolari esigenze lo richiedono, l'Assemblea ordinaria può essere convocata entro sei mesi dalla chiusura dell'esercizio sociale.	**Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza** La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonché le maggioranze deliberative e costitutive sono regolate dalla legge. L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro centoventi giorni dalla chiusura dell'esercizio sociale. L'Assemblea può peraltro essere convocata entro il maggior termine di centottanta giorni dalla chiusura dell'esercizio sociale anche in uno dei seguenti casi: *(i)* quando la Società sia tenuta ad approvare il bilancio consolidato; *(ii)* quando particolari esigenze, legate a novità legislative in materia fiscale, contabile o societaria, ovvero all'introduzione di nuovi sistemi di registrazione contabile lo richiedano. In questi casi gli amministratori segnalano nella relazione prevista dall'art. 2428 cod. civ. le ragioni della dilazione. Art. 7 bis Assemblea in Audiovideoconferenza L'Assemblea potrà svolgersi anche in audiovideoconferenza; in questo caso gli Amministratori dovranno indicare, nell'Avviso di convocazione, i luoghi audio/video collegati a cura della Società, nei quali sarà consentito di intervenire. Dovrà comunque essere consentito: - al Presidente dell'Assemblea, anche avvalendosi dell'ufficio di presidenza, di accertare l'identità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire

	l'ordine e le modalità delle votazioni nonché proclamarne l'esito; - al soggetto verbalizzante di percepire adeguatamente gli eventi assembleari oggetto di verbalizzazione; - a tutti gli intervenuti di partecipare intervenendo alla discussione ed alla votazione simultanea sugli argomenti posti all'ordine del giorno, nonché di visionare, ricevere e trasmettere documenti.. La riunione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente dell'Assemblea ed il soggetto verbalizzante. ***Nota:*** • In recepimento del disposto dell'art. 2364, si è definito il termine di convocazione dell'assemblea ordinaria e la possibilità di proroga ai sensi di legge. • L'art. 7 bis disciplina lo svolgimento dell'assemblea in audiovideoconferenza.

Art. 8 Presidenza dell'assemblea L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, e in loro assenza da persona designata dagli intervenuti. Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti. L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio. Spetta al Presidente dell'Assemblea constatare il diritto di intervenire, anche per delega, accertare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito. Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato.	**Art. 8 Presidenza dell'assemblea** L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, o in loro assenza da persona designata dagli intervenuti. Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può sceglierlo anche al di fuori degli azionisti. L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio. Spetta al Presidente dell'Assemblea accertare l'identità e la legittimazione dei presenti, verificare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito. Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato. **Art. 8 bis** Le competenze dell'assemblea in sede ordinaria e straordinaria sono quelle stabilite dalla legge, salvo quanto diversamente disposto dal presente Statuto. ***Nota:*** • L'articolo è sostanzialmente invariato: le modifiche di forma recepiscono il nuovo testo dell'art. 2371 cod. civ. • L'art. 8 bis rimanda alla normativa vigente le competenze dell'assemblea.
Art. 9 Organo Amministrativo La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri. L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione. Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre anni. I Consiglieri sono rieleggibili. Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori, l'intero Consiglio si intende decaduto con effetto dal	**Art. 9 Organo Amministrativo** La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri. L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione, e ne fissa il compenso annuale, fermo il disposto dell'art. 2389, co. 3, C.C. Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre esercizi. I Consiglieri sono rieleggibili. Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori eletti dall'Assemblea, cesserà l'intero Consiglio che si

momento della sua ricostituzione.	intenderà immediatamente decaduto. In tal caso l'assemblea per la nomina del nuovo Consiglio di Amministrazione deve essere convocata d'urgenza dal Collegio Sindacale, il quale può compiere nel frattempo gli atti di ordinaria amministrazione. ***Nota:*** • E' stata formalmente precisata la modalità di fissazione del compenso degli amministratori e sostituito il termine "anni" con "esercizi", come previsto dall'art. 2383, co.2, c.c.. • E' stata inserita – in espressa adesione ad una delle opzioni di legge – la legittimazione alla convocazione dell'assemblea per la nomina del nuovo Consiglio di Amministrazione nel caso in cui decada l'intero Consiglio per cessazione della maggioranza degli Amministratori eletti dall'Assemblea.

Art. 10 Poteri dell'Organo Amministrativo Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci. In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge, - l'approvazione dei *budget* e dei piani triennali, - la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni, - la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate. Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può: - istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento, - delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori, - nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*, - nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà, - nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate. Il Consiglio di Amministrazione, tramite il Presidente o altri consiglieri a ciò delegati, riferisce al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferisce sulle operazioni in potenziale conflitto di interesse. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata al Presidente del Collegio Sindacale.	**Art. 10 Poteri dell'Organo Amministrativo** Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci. In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge, - l'approvazione dei *budget* e dei piani triennali, - la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni, - la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate. Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può: - istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento, - delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori, - nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*, - nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà, - nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate. Spetta inoltre al Consiglio di Amministrazione la competenza a deliberare: - le fusioni nei casi previsti dagli articoli 2505 e 2505 bis del codice civile; - l'istituzione e la soppressione di sedi secondarie; - la riduzione del capitale in caso di recesso dei soci; - l'adeguamento dello statuto alle disposizioni normative; - il trasferimento della sede sociale all'interno del territorio nazionale. Art. 10 bis Informazione Il Presidente e/o i consiglieri delegati, riferiscono al Consiglio di Amministrazione ed al Collegio Sindacale sull'attività svolta, sul generale andamento della gestione e sulla sua prevedibile evoluzione, nonché sulle operazioni di maggior rilievo

	economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferiscono sulle operazioni in potenziale conflitto di interesse, comunque nel rispetto di quanto previsto dall'art. 2391 cod. civ. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata a ciascun consigliere ed al Presidente del Collegio Sindacale. ***Nota:*** • E' stata colta la possibilità offerta dall'art. 2365, co.2 c.c. di attribuire al Consiglio di Amministrazione la competenza su alcune materie prima attribuite alla competenza dell'Assemblea . • L'art. 10 bis descrive dettagliatamente la procedura di informativa a carico del Presidente e/o dei consiglieri delegati.

Art. 13 Convocazione del Consiglio Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno. La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare. Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex o telefax da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi. Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, purché risulti garantita l'esatta identificazione delle persone legittimate a presenziare dagli altri capi del video, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario.	**Art. 13 Convocazione del Consiglio** Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno. La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare. Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex, telefax o posta elettronica con notifica di lettura da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi. Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, o anche in audioconferenza, purché risulti garantito al Presidente della riunione di accertare l'esatta identificazione delle persone e la legittimazione a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario. ***Nota:*** è stata inserita la modalità di invio della convocazione del Consiglio di Amministrazione per posta elettronica e la possibilità che lo stesso si riunisca in audioconferenza.
	Art. 14 bis Le riunioni del Collegio Sindacale possono essere validamente tenute in audiovideoconferenza o anche in audioconferenza, purché risulti garantita l'esatta identificazione delle persone legittimate a presenziare, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Collegio Sindacale si considera tenuta nel luogo in cui si trova il suo Presidente.

	Nota: E' stato inserito l'art. 14 bis che prevede la possibilità di tenere le riunioni del Collegio Sindacale in audiovideoconferenza o anche in audioconferenza.
Titolo VIII Disposizioni finali **Art. 18 Scioglimento e liquidazione** Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione. L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento.	**Titolo VIII Recesso. Disposizioni finali** **Art. 18 Scioglimento e liquidazione** Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione. L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e l'emolumento. Art. 18 bis Recesso E' espressamente escluso il diritto di recesso ai soci che non hanno concorso all'approvazione delle deliberazioni inerenti: - la proroga della durata della società; - l'introduzione, la modificazione o la rimozione di vincoli alla circolazione dei titoli azionari. *Nota:* l'art. 18 bis prevede i casi di esclusione del diritto di recesso, come espressamente consentito dall'art. 2437, co. 2, cod. civ.

Se la proposta formulata incontra il Vostro consenso, Vi invitiamo a modificare gli articoli 1, 2, 5, 7, 8, 9, 10 e 13 dello statuto sociale e aggiungervi gli articoli 5 bis, 5 ter, 7 bis, 8 bis, 10 bis, 14 bis e 18 bis, adottando le formulazioni sopra riportate, e attribuendo al Presidente del Consiglio di Amministrazione, al Vice Presidente del Consiglio di Amministrazione ed all'Amministratore Delegato, anche disgiuntamente tra loro, ogni potere per curare gli adempimenti di legge, ivi compresi quelli pubblicitari, connessi all'attuazione della deliberanda modifica dello Statuto sociale; nonché per introdurre nelle adottande deliberazioni eventuali modificazioni di carattere formale o che comunque fossero richieste dalle competenti Autorità.

Treviso, 11 marzo 2004

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

DēLonghi

Relazione 2004 in materia di *Corporate Governance*

INDICE

Relazione 2004 in materia di *Corporate Governance*

Anche per l'esercizio 2003, il sistema di *Corporate Governance* in atto in De'Longhi S.p.A. è risultato in linea con i principi contenuti nel Codice di Autodisciplina delle società quotate.
In ottemperanza alla sezione IA.2.13 delle Istruzioni al Regolamento dei mercati organizzati e gestiti da Borsa Italiana e del Nuovo Mercato, si intende fornire di seguito una completa informativa sulle modalità di attuazione del sistema di *Corporate Governance* e del Codice di Autodisciplina, secondo le linee guida predisposte da Borsa Italiana S.p.A. in data 11 febbraio 2003, così come recepite e sviluppate nell'ambito della "Guida alla compilazione della Relazione sulla Corporate Governance", redatta da Assonime e Emittenti Titoli, sentita Borsa Italiana, nel febbraio 2004.

Sezione I
Descrizione generica della struttura di *governance* di De'Longhi S.p.A.

Gli organi societari di De'Longhi S.p.A. sono: l'Assemblea dei soci, il Consiglio di Amministrazione, il Collegio Sindacale, il Comitato per il Controllo Interno e per la Corporate Governance e il Comitato per la Remunerazione. In particolare, i Comitati rappresentano un'articolazione interna del Consiglio di Amministrazione, con un ruolo consultivo e propositivo, la cui attività ha l'obiettivo di migliorare la funzionalità e la capacità di indirizzo strategico del Consiglio.
Inoltre, l'attività del Consiglio di Amministrazione in tema di monitoraggio e attuazione delle norme in tema di corporate governance è coadiuvata anche la funzione di internal auditing.
La Società è il soggetto che esercita attività di direzione e coordinamento sulle società del Gruppo "De'Longhi S.p.A.", anche in materia di governance, attraverso la raccomandazione dell'adozione dei principi (ad esempio, quelli del Codice Etico) e, ove possibile, dei regolamenti specifici in materia (ad es. le Linee guida e criteri di identificazione delle operazioni significative e, in particolare, delle operazioni con parti correlate" che attribuiscono alla competenza del Consiglio di Amministrazione di De'Longhi S.p.A. l'esame e l'approvazione delle operazioni aventi un significativo rilievo economico, patrimoniale e finanziario, con particolare riferimento alle operazioni con parti correlate, all'interno del Gruppo De'Longhi), tutti pubblicati alla sezione "corporate governance" del sito internet della Società all'indirizzo www.delonghi.com.
L'obiettivo del sistema di governo societario è quello di garantire il corretto funzionamento della Società e del Gruppo, in generale, nonché la valorizzazione su scala globale dell'affidabilità dei suoi prodotti e, di conseguenza, del suo nome. A supporto di tale attività, particolare attenzione è stata posta alle iniziative dell'Unione Europea in materia di tutela ambientale, ai cui lavori la Società ha attivamente partecipato.

Il capitale sociale ammonta ad Euro 448'500'000 ed è suddiviso in 149'500'000 azioni, di cui il 75,01% di proprietà della società lussemburghese De'Longhi Soparfi S.A..

Sezione II
Informazioni dettagliate sulla struttura di *governance* e sull'attuazione delle previsioni del Codice di Autodisciplina

Le modifiche apportate nel luglio 2002 al Codice di Autodisciplina delle società quotate dal Comitato per la Corporate Governance delle Società quotate di Borsa Italina S.p.A. sono state recepite dal Consiglio di Amministrazione di De'Longhi S.p.A. durante la riunione del 4 marzo 2003. Nella stessa sede, quindi, è stato adottato il nuovo Codice di Autodisciplina.

1 – Il Consiglio di Amministrazione

1.1 Composizione

Il Consiglio di Amministrazione è composto da sette amministratori, il cui mandato scadrà con l'approvazione del bilancio al 31.12.2003:

1. dr. Giuseppe De'Longhi, Presidente, amministratore esecutivo, nominato in data 18 aprile 2001;
2. dr. Fabio De'Longhi, vice-Presidente, amministratore esecutivo, nominato in data 18 aprile 2001;
3. dr. Stefano Beraldo, Amministratore Delegato e Direttore Generale, amministratore esecutivo, nominato in data 18 aprile 2001;
4. sig. Giorgio Sandri, amministratore non esecutivo, nominato in data 18 aprile 2001;
5. dr. Carlo Garavaglia, amministratore non esecutivo e indipendente, nominato in data 18 aprile 2001;
6. prof. Giorgio Brunetti, amministratore non esecutivo e indipendente, nominato in data 18 aprile 2001;
7. dr. Silvio Sartori, amministratore non esecutivo, nominato in data 15 luglio 2002.

Si ricorda che lo statuto prevede un numero massimo di tredici consiglieri e che dal 18 aprile 2001 gli amministratori indipendenti sono due, il prof. Giorgio Brunetti e il dr. Carlo Garavaglia. Il Consiglio di Amministrazione del 4 marzo 2003, in conformità all'art. 3 del Codice di Autodisciplina, ha riesaminato la sussistenza delle ragioni dell'indipendenza, confermando tale loro qualifica.

Le cariche di amministratore o sindaco ricoperte attualmente da alcuni consiglieri in società terze quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni sono di seguito schematicamente riportate:

AMMINISTRATORE	CARICA	SOCIETA'
Giuseppe De'Longhi	Presidente C.d.A.	Liguria Vita S.p.A. (*assicurazioni*)
Giorgio Brunetti	Consigliere Consigliere Consigliere	Messaggerie Libri S.p.A. (*rilevante*) Carraro S.p.A. (*società quotata*) Autogrill S.p.A. (*società quotata*)
Giorgio Sandri	Amministratore	Armando Testa S.p.A. (*rilevante*)
Carlo Garavaglia	Vice Presidente Consigliere Vice Presidente Presidente C.d.A. Consigliere Consigliere Consigliere Presidente Collegio Sindacale Sindaco effettivo Sindaco effettivo Sindaco effettivo Presidente Collegio Sindacale	AEDES S.p.A. (*società quotata*) AFV Acciaierie Beltrame S.p.A. (*rilevante*) Banca Popolare Commercio e Industria – S.p.A.. (*banca*) Banque BPU International S.A. (*banca*) BPU Trust Company Limited (*finanziaria*) Banca Popolare di Bergamo S.p.A. (*banca*) Centrobanca S.p.A. (*banca*) Comitalia Compagnia Fiduciaria S.p.A. (*finanziaria*) GEBAU di Tosolini Pietro & co. S.a.p.a. (*rilevante*) GEFIN di Tosolini Pietro & co. S.a.p.a. (*rilevante*) HABITAT S.p.A. (*rilevante*) INVESP S.p.A. (*finanziaria bancaria*)

Ad oggi il Consiglio è sempre stato correttamente convocato secondo le modalità previste dallo statuto; si è riunito sette volte nel corso dell'esercizio 2003 e si prevede un numero pressoché uguale di riunioni anche per l'esercizio in corso. La percentuale di partecipazione alle adunanze consiliari è stata molto alta, oltre il 99%, comprese le presenze degli amministratori indipendenti.

1.2 Ruolo

Delle materie indicate dall'art. 1.2 del Codice di Autodisciplina, lo statuto sociale (art. 10) riserva alla esclusiva competenza del Consiglio di Amministrazione, le seguenti funzioni:

1. l'approvazione dei budget e dei piani triennali (che rientra nella lettera a) relativa all'esame ed approvazione dei piani strategici, industriali e finanziari della società e la struttura societaria di cui è a capo);
2. la ratifica di operazioni significative con parti correlate (che rientra nella lettera e) relativa all'esame ed approvazione delle operazioni aventi un significativo rilievo economico, patrimoniale e finanziario, con particolare riferimento alle operazioni con parti correlate).

Lo Statuto della Società riserva inoltre al Consiglio di Amministrazione la nomina e la revoca di direttori generali;
la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni.
Tenuto conto del recepimento integrale del Codice di Autodisciplina, le altre materie menzionate dal suddetto Codice sono comunque attribuite alla competenza del Consiglio e non possono essere pertanto oggetto di delega.

In conformità alla raccomandazione formulata dal Comitato per la Corporate Governance delle Società Quotate di Borsa Italiana S.p.A., il Consiglio di Amministrazione ha approvato in data 12 settembre 2003 le proprie "Linee guida e i criteri di identificazione delle operazioni significative e, in particolare, delle operazioni con parti correlate".

Infine, le delibere del Consiglio di Amministrazione hanno sempre tenuto in debito conto i suggerimenti e le proposte presentate, per le materie di loro competenza, dagli altri organismi interni, quali il Comitato per il Controllo Interno e per la Corporate Governance e il Comitato per la Remunerazione.

1.3 Organi delegati

Per quanto concerne le principali deleghe conferite, i poteri attribuiti al Presidente e all'Amministratore Delegato (e Direttore Generale), salvo quanto già menzionato in relazione alle competenze esclusive del Consiglio di Amministrazione, non hanno subito alcun cambiamento rispetto a quanto deliberato alla data della loro nomina:

1) al Presidente, dr. Giuseppe De'Longhi, tutti i poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione delle attribuzioni non delegabili ai sensi dell'art. 2381 cod. civ. e con facoltà di subdelega per singoli atti o per categorie di atti a dirigenti della Società o a procuratori;
2) all'Amministratore Delegato e Direttore Generale, dr. Stefano Beraldo, tutti i poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione, oltre che delle attribuzioni non delegabili ai sensi dell'art. 2381 cod. civ., dei seguenti poteri:

- sottoscrizione, acquisto, cessione di partecipazioni, anche di minoranza; costituzione di diritti reali sulle stesse;
- acquisto, cessione, affitto di aziende o rami di azienda; acquisto, cessione o licenze di marchi di impresa;
- acquisto o alienazione di beni immobili.

L'Amministratore Delegato, adempiendo agli obblighi di legge, statutari e alle disposizioni attuative del precedente Codice di Autodisciplina, ha sempre reso conto al Consiglio di Amministrazione delle attività svolte nell'esercizio delle deleghe attribuitigli, con periodicità variabile secondo l'importanza delle deleghe e della frequenza del loro esercizio, ma comunque non inferiore al trimestre, fornendo con ragionevole anticipo rispetto alla data della riunione – fatti salvi i casi in cui per la natura delle delibere da assumere, le esigenze di riservatezza e/o la tempestività con cui il Consiglio abbia dovuto assumere le decisioni siano stati ravvisati motivi di necessità ed

urgenza – la documentazione e le informazioni necessarie per permettere al Consiglio di Amministrazione di esprimersi con piena consapevolezza sulle materie sottoposte al suo esame ed approvazione. Gli elementi informativi forniti al Consiglio sono stati, a detta degli altri amministratori, sempre esaustivi e hanno ricoperto di norma le motivazioni strategiche o di opportunità delle suddette operazioni, l'entità del loro conseguente impegno finanziario e la descrizione delle parti coinvolte, formando oggetto di apposita relazione.
Inoltre, secondo quanto previsto dall'art. 1.4 del Codice di Autodisciplina, l'Amministratore Delegato ha tempestivamente informato gli altri amministratori sulle principali novità legislative e regolamentari che riguardano la Società e gli organi sociali, in occasione della riunione immediatamente successiva alla data in cui egli è venuto a conoscenza delle predette novità.

1.4 Nomina e remunerazione degli amministratori

Relativamente alle modalità di nomina di nuovi amministratori, si rileva che nel corso del 2003 non vi sono state variazioni sulla composizione del Consiglio di Amministrazione.

Data l'imminente scadenza della carica degli attuali consiglieri, si anticipa che verrà seguita la disposizione dell'art. 7 del Codice di Autodisciplina che prevede che le proposte di nomina alla carica di amministratore, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, con indicazione dell'eventuale idoneità dei medesimi a qualificarsi come indipendenti ai sensi dell'art. 3, sono depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'assemblea, ovvero al momento del deposito delle liste, ove previste.

Il Consiglio non ha finora ritenuto opportuno istituire un Comitato per le Nomine, in quanto la definizione delle caratteristiche professionali dei candidati alla carica di amministratore è avvenuta sulla base della condivisione, da parte di tutti i membri del Consiglio, della conoscenza approfondita dei requisiti morali e delle competenze professionali dei soggetti coinvolti.

Il sistema di remunerazione dei consiglieri prevede la fissazione dei compensi annuali da parte dell'Assemblea dei soci e la formulazione da parte del Comitato per la Remunerazione di proposte al Consiglio di Amministrazione per la remunerazione degli amministratori investiti di particolari cariche ai sensi dell'art. 2389 cod. civ. (ferma restando l'astensione dell'Amministratore Delegato dal prendere parte alle discussioni aventi ad oggetto la determinazione del suo compenso e dal deliberare in merito), nonché per la determinazione dei criteri per la remunerazione dell'alta direzione della Società.

In particolare, i compensi riconosciuti ad alcuni amministratori esecutivi e alti dirigenti sono legati in misura significativa ai risultati aziendali conseguiti o al raggiungimento di specifici obiettivi.

Analoghe considerazioni sono state poste alla base dell'attività del Comitato per la Remunerazione in materia di *stock option*; gli scopi del piano attuato già nel 2001 sono individuabili nella volontà di fidelizzare le risorse chiave, focalizzandone l'attenzione sui fattori di successo a medio-lungo termine, e di mantenere o migliorare la competitività del Gruppo sul mercato nazionale ed internazionale delle remunerazioni, introducendo una variabile economica correlata alla creazione di valore per la società e gli azionisti. Nel corso del 2003 il Comitato ha anche proposto al Consiglio di Amministrazione l'inserimento di un nuovo soggetto nel piano.

Il Comitato per la Remunerazione è composto da tre amministratori, il dr. Stefano Beraldo, il dr. Carlo Garavaglia e il prof. Giorgio Brunetti, questi ultimi non esecutivi ed indipendenti. Nel corso del 2003, il Comitato si è riunito due volte per lo svolgimento dei compiti assegnati, e precisamente per l'esame del piano di stock option e la proposta al Consiglio dell'opportunità di inserire un nuovo beneficiario, la presentazione al Consiglio di Amministrazione della proposta di remunerazione degli amministratori investiti di particolari cariche e dell'aumento di capitale sociale a pagamento a servizio del piano di stock option 2001-2006, in attuazione della delega conferita dall'assemblea straordinaria del 18 aprile 2001. I membri del Comitato hanno partecipato a tutte le riunioni summenzionate.

2 - Il sistema di controllo interno

La responsabilità del sistema di controllo interno appartiene al Consiglio di Amministrazione che stabilisce le linee di indirizzo per il controllo interno e la gestione dei rischi aziendali. Il Consiglio verifica periodicamente il funzionamento del sistema di controllo interno con l'assistenza del Comitato per il Controllo Interno e per la Corporate Governance e della funzione di Internal Auditing.

Il sistema di controllo interno in essere in tutte le società del Gruppo con la finalità di garantire una corretta gestione ha come scopo quello di:

a) accertare l'adeguatezza dei processi aziendali in termini di efficacia ed efficienza;
b) garantire l'affidabilità e la correttezza delle scritture contabili e la salvaguardia del patrimonio aziendale;
c) di assicurare la conformità degli adempimenti operativi alle normative interne ed esterne..

Il sistema di esplica attraverso:

- il "Controllo primario di linea" affidato alle singole unità operative o società del Gruppo svolto sui propri processi; la responsabilità di tale controllo è demandata al management operativo ed è parte integrante di ogni processo aziendale;
- la funzione Internal Auditing identificata come Preposto al Controllo Interno (gerarchicamente indipendente dai responsabili di aree operative, riporta direttamente al Consiglio di Amministrazione e, per esso, all'Amministratore Delegato e si rapporta al Comitato per il Controllo Interno e per la Corporate Governance e al Collegio Sindacale) che, in base ad un'attività di *risk analysis* su tutte le attività e processi mappati all'interno delle società del Gruppo, svolge un'attività di monitoraggio dei controlli primari di linea.

Inoltre, l'attività finora svolta in concerto con il Comitato è servita al continuo sviluppo delle analisi e dei confronti necessari alla prossima adozione di un Modello di organizzazione e di gestione ex D.Lgs. n.231/2001, parte integrante del sistema di controllo interno per la identificazione dei rischi aziendali.

Nel corso del 2003 il Comitato si è riunito tre volte per proseguire la sua attività di mappatura strutturale dei sistemi interni e gli aspetti procedurali della società, la presentazione al Consiglio di Amministrazione del testo del nuovo Codice di Autodisciplina, suggerendo le modifiche più importanti, nonché della relazione annuale sulla corporate governance per l'esercizio 2002. Inoltre il Comitato ha presentato la sua attività di reporting semestrale al Consiglio di Amministrazione e proposto il testo del Codice Etico e delle Linee guida e criteri di identificazione delle operazioni significative e, in particolare, delle operazioni con parti correlate, approvati entrambi dal Consiglio di Amministrazione del 12 settembre 2003.

Il Comitato è composto dagli amministratori indipendenti dr. Carlo Garavaglia e prof. Giorgio Brunetti, ma nelle sue riunioni invita di norma a partecipare l'Amministratore Delegato, il preposto per il controllo interno e il Presidente del Collegio Sindacale.

In particolare, la carica di preposto per il controllo interno, in precedenza assunta dal Responsabile dei sistemi informativi, dall'11 marzo 2004 è ricoperta dall'internal auditor, in quanto le attività proprie della funzione di internal auditor risultano maggiormente compatibili con tale ruolo.

3 – Operazioni con parti correlate

Le operazioni con parti correlate sono finora state sempre svolte nel rispetto dei criteri di correttezza nella gestione e dettagliatamente poste all'attenzione del Consiglio di Amministrazione. I termini e le condizioni di tali operazioni con parti correlate di valore significativo state altresì riportate all'interno del bilancio d'esercizio e consolidato.

Il documento relativo alle Linee guida e criteri di identificazione delle operazioni significative e, in particolare, delle operazioni con parti correlate prevede la definizione di tali operazioni e una specifica procedura:

Definizione di operazioni significative

Ai fini delle Linee guida, per "operazioni significative" si intendono:

a) le operazioni che di per sé sottopongono la società alla necessità di comunicazione al mercato accompagnata da una situazione contabile predisposta *ad-hoc* secondo le prescrizioni delle autorità di vigilanza dei mercati (attualmente Comunicazione Consob n. DIS/98081334 del 19 ottobre 1998, allegato A);
b) le operazioni non delegabili a singoli amministratori ai sensi dell'art. 2381 cod. civ..

Sono significative, qualora di importo superiore al 10% del patrimonio netto contabile della Capogruppo, anche le seguenti operazioni:

- la sottoscrizione, l'acquisto, la cessione di partecipazioni, anche di minoranza; la costituzione di diritti reali sulle stesse;
- l' acquisto, la cessione, l'affitto di aziende o rami di azienda;
- l'acquisto, la cessione o le licenze di marchi di impresa;
- l'acquisto o l'alienazione di beni immobili.

Infine, rientrano tra le operazioni significative le operazioni con parti correlate e con società del Gruppo che

(i) abbiano un valore superiore al 5% del patrimonio netto della società coinvolta;

(ii) abbiano una durata prevista pluriennale.

Sono comunque escluse dalla definizione di operazioni significative, le operazioni tipiche, usuali o concluse a condizioni *standard*. Più in particolare:

♦ sono tipiche o usuali le operazioni che, per oggetto, natura, caratteristiche o condizioni, rientrano nella gestione ordinaria degli affari sociali e non presentano particolari elementi di criticità anche con riferimento ai rischi inerenti alla controparte o al tempo del loro compimento;

♦ sono a condizioni *standard*, le operazioni concluse a condizioni in linea con quelle di mercato ovvero a condizioni analoghe a quelle che sarebbero state previste in rapporti con parti non correlate.

Disciplina delle operazioni significative

Le operazioni significative sono di competenza esclusiva del Consiglio di Amministrazione che delibera alla luce delle analisi condotte in termini di coerenza strategica, fattibilità economica e atteso ritorno per la Società.

Definizione di parti correlate

Sono parti correlate (ex Comunicazione Consob n. DEM/2064231 del 30.09.2002):

a) i soggetti che controllano, sono controllati da, o sono sottoposi a comune controllo con De'Longhi S.p.A.;

b) gli aderenti, anche in via indiretta, a patti parasociali di cui all'art. 122, comma 1, del D.Lgs. n. 58/98, aventi per oggetto l'esercizio del diritto di voto, se a tali patti è conferita una partecipazione complessiva di controllo;

c) i soggetti collegati a De'Longhi S.p.A. e quelli che esercitano un'influenza notevole sulla Società medesima;

d) coloro ai quali sono attribuiti poteri e responsabilità in ordine all'esercizio delle funzioni di amministrazione, direzione e controllo nelle Società;

e) gli stretti familiari delle persone fisiche ricomprese nelle lettere a), b), c) e d);

f) i soggetti controllati dalle persone fisiche ricomprese nelle lettere b), c), d) ed e), o sui quali le persone fisiche ricomprese nelle lettere a), b), c) ed e) esercitano un'influenza notevole;

g) i soggetti che hanno in comune con De'Longhi S.p.A. la maggioranza degli amministratori.

Ai fini di quanto disposto dalla suindicata definizione si precisa che:

- per controllo si intende quello previsto dall'art. 93 del D.Lgs. n. 58/98;
- per collegamento ed influenza notevole si intendono quelli previsti dall'art. 2359, comma 3, del codice civile;

- tra i soggetti di cui alla lettera d) si intendono compresi i componenti degli organi sociali, i direttori generali e i dirigenti dotati di poteri conferiti dal Consiglio di Amministrazione;
- per stretti familiari si intendono quelli potenzialmente in grado di influenzare la persona fisica correlata alla Società, o esserne influenzati, nei loro rapporti con De'Longhi S.p.A., tra cui i conviventi; in ogni caso si considerano stretti familiari il coniuge non legalmente separato, i parenti e gli affini entro il secondo grado.

Ai fini delle Linee guida, sono considerate operazioni con parti correlate *infragruppo* quelle da concludere con i soggetti che sono direttamente o indirettamente controllati da De'Longhi S.p.A., nonché con i soggetti sui quali la Società o le Società Controllate esercitano un'influenza notevole, a condizione che non si tratti di soggetti sottoposti ad influenza notevole anche di parti correlate diverse da quelle infragruppo.

Disciplina delle operazioni significative con parti correlate

1. Le operazioni significative compiute fra i soggetti di cui ai punti 2.1 sono di competenza esclusiva del Consiglio di Amministrazione così come ogni altra operazione con parti correlate o con società del Gruppo che non avvenga a condizioni di mercato (o ai sensi della politica di *transfer pricing*, quando applicabile) o che sia atipica o inusuale.
2. Le operazioni significative fra parti correlate *infragruppo* sono di competenza del Consiglio di Amministrazione delle singole parti coinvolte, le quali sono, tuttavia, tenute a fornirne apposita informativa al Consiglio di Amministrazione della Capogruppo De'Longhi S.p.A.. In particolare, qualora tali operazioni avvengano tra parti correlate interne all'area di consolidamento, l'informativa può essere anche successiva qualora il loro ammontare sia inferiore a Euro 500.000,00. mentre devono essere preventivamente sottoposte al parere di conformità della Capogruppo De'Longhi S.p.A., nel caso di operazioni di importo superiore.
3. Il Consiglio di Amministrazione, prima di deliberare in merito alle operazioni significative con parti correlate, deve ricevere un'adeguata informazione sulla natura della correlazione, sulle modalità esecutive dell'operazione, sulle condizioni, anche economiche, per la sua realizzazione, sul procedimento valutativo seguito, sull'interesse e sulle motivazioni sottostanti e sugli eventuali rischi per la Società. Nelle operazioni con parti correlate, gli amministratori che hanno un interesse anche potenziale o indiretto nell'operazione
   i) informano tempestivamente ed esaurientemente il Consiglio di Amministrazione sull'esistenza dell'interesse e sulle circostanze del medesimo;
   ii) si allontanano dalla riunione consigliare al momento della deliberazione.
4. Il Consiglio di Amministrazione, in funzione della natura, del valore o delle caratteristiche dell'operazione, al fine di evitare che l'operazione stessa sia realizzata a condizioni incongrue, richiede l'assistenza di uno o più esperti indipendenti che esprimono un'opinione, a seconda dei casi, sulle condizioni economiche e/o sulla legittimità e/o sugli aspetti tecnici dell'operazione. Nella

scelta degli esperti si ricorrerà a soggetti di riconosciuta professionalità e competenza sulle materie di interesse.

5. Per le operazioni con parti correlate che non sono sottoposte al Consiglio di Amministrazione, gli amministratori esecutivi o i dirigenti responsabili della realizzazione dell'operazione, raccolgono e conservano, anche per tipologie o gruppi di operazioni, adeguate informazioni sulla natura della correlazione, sulle modalità esecutive dell'operazione, sulle condizioni, anche economiche, per la sua realizzazione, sul procedimento valutativo seguito, sull'interesse e le motivazioni sottostanti e sugli eventuali rischi per la Società. Anche per tali operazioni possono essere nominati uno o più esperti, secondo quanto sopra previsto.
6. In occasione di operazioni significative con parti correlate e di operazioni significative con società del Gruppo, concluse anche per il tramite di società controllate, che per oggetto, corrispettivo, modalità o tempi di realizzazione possono avere effetti sulla salvaguardia del patrimonio aziendale o sulla completezza e correttezza delle informazioni, anche contabili relative a De'Longhi S.p.A., la Società mette a disposizione del pubblico un documento redatto ai sensi dell'art. 71 bis ("operazioni con parti correlate") del Regolamento Emittenti, sue modifiche ed integrazioni. Il documento è messo a disposizione del pubblico, presso la sede sociale e la società di gestione del mercato, entro 15 giorni dalla conclusione dell'operazione. In alternativa, la Società può emettere, successivamente al compimento dell'operazione, un comunicato stampa ai sensi dell'art. 66 del Regolamento Emittenti o nel caso in cui l'operazione abbia la natura di fusione, scissione, aumento di capitale mediante conferimento in natura, acquisizione o cessione, il documento informativo previsto dagli artt. 70 e 71 del Regolamento Emittenti.

4 – Trattamento delle informazioni riservate

4.1 Regolamento per la diffusione delle informazioni riservate

E' rimasto invariato il regolamento per la diffusione delle informazioni riservate approvato il 12 settembre 2001 dal Consiglio di Amministrazione.
Tale regolamento prevede che la comunicazione all'esterno di documenti ed informazioni riguardanti la Società ed il gruppo, con particolare riferimento alle informazioni così dette "price sensitive" (idonee cioè ad influenzare sensibilmente il prezzo degli strumenti finanziari), sia regolata dalla seguente procedura interna:

1. i comunicati stampa attinenti alla cosiddetta informazione periodica (bilancio, relazione semestrale, relazione trimestrale, ecc.) e quelli relativi ad operazioni straordinarie (fusioni, acquisizioni, aumenti di capitali, ecc.) sono approvati dal Presidente;
2. negli altri casi, la gestione dell'informativa al pubblico è curata dal Presidente o dall'Amministratore Delegato, ai quali spetterà anche la valutazione sulla rilevanza dei fatti oggetto di "disclosure". Resta inteso che - fatti salvi i casi d'urgenza, quali ad esempio la necessità di rispondere prontamente ad eventuali richieste degli organi di vigilanza - l'Amministratore Delegato sarà tenuto a concordare preventivamente il contenuto di tale informativa con il Presidente;

3. la gestione dei rapporti con investitori istituzionali, analisti finanziari ed operatori del mercato è primariamente affidata all'Amministratore Delegato, che potrà avvalersi del supporto del responsabile dell'Investor Relation. Resta inteso che il Presidente ha facoltà di affiancare l'Amministratore Delegato in tale attività ogniqualvolta lo ritenga opportuno;
4. gli Amministratori, i Sindaci, il responsabile dell'Investor Relation e tutti i dipendenti in genere sono tenuti a mantenere riservati i documenti e le informazioni "price sensitive" acquisite nello svolgimento dei loro compiti (se non già resi pubblici nelle prescritte forme) ed a rispettare la procedura dettata per la comunicazione all'esterno di tali documenti ed informazioni;
5. è fatto assoluto divieto a chiunque di rilasciare interviste ad organi di stampa o fare dichiarazioni in genere che contengano informazioni su fatti rilevanti, classificabili come "price sensitive" che non siano stati inseriti in comunicati stampa o documenti già diffusi al pubblico.

Per quanto riguarda gli obblighi di informativa societaria verso il pubblico, questa si è svolta nel corso del 2003 nel rispetto degli obblighi imposti dalla normativa vigente di Borsa Italiana e Consob, anche mediante la diffusione dei comunicati stampa nei principali mass media. La Società intende seguire i principi contenuti nella Guida per l'Informazione al Mercato.

4.2 Disciplina dell'*internal dealing*

Con delibera del Consiglio di Amministrazione del 20 dicembre 2002, la società si è dotata di un Codice di Comportamento in osservanza delle disposizioni sull'*internal dealing* contenute nel "Regolamento dei mercati organizzati e gestiti da Borsa Italiana SpA" nonché nell'ambito delle procedure di "corporate governance" adottate dalla Società per la corretta gestione interna delle informazioni riservate e per la comunicazione all'esterno delle medesime, in conformità al Codice di Autodisciplina.
Gli elementi caratterizzanti la disciplina in questione possono essere sintetizzati come segue:

1. le persone rilevanti sono: (i) gli Amministratori (esecutivi e non esecutivi), i Sindaci effettivi, i Direttori Generali della *Società*, (ii) i Responsabili delle seguenti aree operative e funzioni della *Società*: Direzione Amministrazione Finanza e Controllo, Direzione Amministrazione, Direzione Finanza, Direzione pianificazione e controllo, Direzione affari legali e responsabile affari societari, Investor Relations Management, (iii) gli amministratori delegati delle principali società controllate, tali intendendosi le società che abbiano realizzato, in base all'ultimo bilancio approvato, un fatturato uguale o superiore a 150.000.000,00 di Euro (centocinquantamilioni/00);
2. gli obblighi di comportamento ed informativi sono quelli richiesti dalla normativa di Borsa;
3. il soggetto preposto è il Responsabile dell'ufficio legale (sostituto: addetto agli affari societari) e svolge i compiti previsti dalla normativa;
4. ciascuna *Persona Rilevante* è tenuta a comunicare alla *Società*:
   a) entro il quarto (4°) giorno di borsa aperta successivo al termine di ciascun trimestre solare (*periodo di rilevazione*), le *operazioni* effettuate in ciascun

trimestre solare il cui ammontare, anche cumulato, sia uguale o superiore a 50.000 Euro (fino a 250.000 Euro) ;

b) senza indugio e comunque entro il secondo (2°) giorno di borsa aperta successivo a quello di esecuzione dell'operazione che ha comportato il superamento del limite, le *operazioni* il cui ammontare, anche cumulato con altre operazioni effettuate nel trimestre solare di riferimento e non ancora comunicate, sia superiore a 250.000 Euro (*operazioni significative*).

Il mancato compimento di *operazioni*, ovvero il mancato raggiungimento della soglia rilevante, non comporta l'invio di comunicazioni in tal senso alla *Società* al termine del *periodo di rilevazione*;

5. la *Società* provvede a rendere note al mercato per ciascun dichiarante, sulla base delle comunicazioni pervenute:
   a) le *operazioni* di ammontare, anche cumulato, uguale o superiore a 50.000 Euro (fino a 250.000 Euro), entro il 10° giorno di borsa aperta successivo al termine di ciascun trimestre solare;
   b) le *operazioni* di ammontare, anche cumulato, superiore a 250.000 Euro, senza indugio e comunque entro il primo (1°) giorno di borsa aperta successivo alla data di ricevimento della comunicazione.

   La comunicazione al mercato avverrà mediante la diffusione a cura del *preposto* di un comunicato stampa, con le modalità stabilite nel *Regolamento*;
6. è fatto divieto alle *Persone Rilevanti* di compiere *operazioni* nei seguenti periodi:
   a) nei 30 (trenta) giorni precedenti il Consiglio di Amministrazione di approvazione del progetto di bilancio e della relazione semestrale;
   b) nei 15 (quindici) giorni precedenti il Consiglio di Amministrazione di approvazione delle relazioni trimestrali;
7. sanzioni: i provvedimenti di carattere sanzionatorio nei confronti delle *Persone Rilevanti* verranno fissati di volta in volta, in relazione alla gravità della violazione, mediante delibera del Consiglio di Amministrazione della *Società* e con il parere del Collegio Sindacale della *Società*. In ogni caso, l'inosservanza degli obblighi posti a carico delle *Persone Rilevanti* comporta le conseguenze e le responsabilità previste dalle norme applicabili al rapporto, ivi inclusa la responsabilità nei confronti della *Società* per i danni, anche di immagine, dalla stessa subiti a causa di tale inosservanza. In particolare, nei confronti dei dipendenti della *Società* si applicheranno le sanzioni previste dalla legge e dal vigente CCNL mentre per i soggetti non dipendenti, la *Società* si riserva di interrompere anche senza preavviso, il relativo rapporto; per gli amministratori e i sindaci potrà essere data comunicazione al mercato della violazione commessa.

Finora è stato diffuso un solo comunicato in tema di internal dealing, il 5 marzo 2004, avente ad oggetto l'acquisto da parte del Consigliere dr. Silvio Sartori di n. 100.000 azioni De'Longhi, in quanto il loro valore complessivo pari a Euro 334.992,04 superava la soglia dei Euro 250.000.

L'acquisto è avvenuto attraverso una serie di operazioni tra il 4 e il 19 febbraio 2004 ma il Consigliere ha comunicato tali operazioni in data 4 marzo 2004: si è reso pertanto necessario aggiungere una nota alla comunicazione, specificando che, in seguito di richiesta di chiarimenti, l'interessato aveva comunicato che il ritardo era dovuto a semplice dimenticanza, nonostante fosse stato a suo tempo adeguatamente informato degli obblighi di informazione del Codice di Comportamento.. Il Consiglio ha trattato

l'argomento durante la riunione dell'11 marzo, nel corso della quale, tra l'altro, il Consigliere è stato invitato all'osservanza scrupolosa dei termini stabiliti dal Codice di Comportamento.

5 – Rapporti con gli investitori istituzionali e con gli altri soci

A partire dal 16 settembre 2002, la funzione di responsabile delle relazioni con la generalità degli azionisti e, in particolare, con gli investitori finanziari è di competenza del dr. Federico Caretti che risponde direttamente all'Amministratore Delegato. I riferimenti del dr. Caretti sono: c/o De'Longhi S.p.A., via L. Seitz n.47, Treviso, tel. 0422 413236, fax 0422 413394, e-mail: federico.caretti@delonghi.it.

Il funzionamento delle Assemblee è disciplinato da apposito regolamento adottato dall'Assemblea dei Soci del 18 aprile 2001. Il regolamento costituisce documento a sé stante rispetto allo statuto ed è depositato agli atti presso la Società, nonché pubblicato sul sito internet all'indirizzo www.delonghi.com.

6 - Sindaci

La nomina degli attuali componenti del Collegio Sindacale è avvenuta con delibera Assembleare del 18 aprile 2001, previa presentazione del *curriculum vitae* di ciascun candidato secondo una prassi volontariamente seguita dagli azionisti e sua pubblicazione sul sito internet della Società.
Il mandato dei sindaci in carica scadrà con l'approvazione del bilancio al 31 dicembre 2003 e si intende seguire la procedura di nomina dei nuovi sindaci indicata all'art. 14 dello Statuto. In particolare, alla minoranza è riservata l'elezione di un sindaco effettivo e di un sindaco supplente. La nomina del Collegio Sindacale avviene, salvo il caso previsto dal penultimo comma del citato articolo, sulla base di liste presentate in assemblea dai soci nelle quali i candidati sono elencati mediante numero progressivo. Ciascuna lista contiene un numero di candidati non superiore al numero dei membri da eleggere. Hanno diritto di presentare una lista i soci che, da soli od insieme ad altri soci, rappresentino almeno il 2% delle azioni con diritto di voto nell'assemblea ordinaria.
Le liste dei candidati, sottoscritte da coloro che le presentano, devono essere depositate presso la sede legale della Società almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione. In allegato alle liste devono essere fornite una descrizione del *curriculum* professionale dei soggetti designati e le dichiarazioni con le quali i singoli candidati accettano la candidatura ed attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità o di incompatibilità, nonché l'esistenza dei requisiti prescritti dalla legge, dai regolamenti vigenti e dallo statuto per la carica. Le liste presentate senza l'osservanza delle disposizioni che precedono sono considerate come non presentate.
Ogni candidato può essere inserito in una sola lista a pena di ineleggibilità. Non possono altresì essere eletti sindaci coloro che non siano in possesso dei requisiti stabiliti dalle norme applicabili o che già rivestano la carica di sindaco effettivo in oltre cinque società con titoli quotati nei mercati regolamentati italiani, con esclusione delle società controllate da De'Longhi S.p.A..

Ogni avente diritto al voto può presentare e votare una sola lista.
Alle elezioni dei membri del Collegio sindacale si procede come segue:
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, nell'ordine progressivo nel quale sono elencati nella lista stessa, due membri effettivi ed uno supplente;
- dalla lista che ha ottenuto in Assemblea il maggior numero di voti dopo la prima, sono tratti, nell'ordine progressivo con il quale sono elencati nella lista stessa, il restante membro effettivo ed il secondo membro supplente;
- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una nuova votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.
La presidenza del Collegio Sindacale spetta al membro effettivo indicato come primo candidato nella lista che ha ottenuto il maggior numero di voti.
In caso di morte, rinuncia o decadenza di un sindaco, subentra il supplente appartenente alla medesima lista di quello cessato. Nell'ipotesi di sostituzione del Presidente del Collegio Sindacale, la presidenza è assunta dall'altro membro effettivo tratto dalla lista cui apparteneva il Presidente cessato. Qualora non sia possibile procedere alla sostituzione secondo i suddetti criteri, verrà convocata un'assemblea per l'integrazione del Collegio Sindacale che delibererà a maggioranza relativa.
Quando l'Assemblea deve provvedere, ai sensi del comma precedente ovvero ai sensi di legge, alla nomina dei sindaci effettivi e/o dei supplenti necessaria per l'integrazione del Collegio Sindacale si procede come segue:
- qualora si debba provvedere alla sostituzione di sindaci eletti nella lista di maggioranza, la nomina avviene con votazione a maggioranza relativa senza vincolo di lista;
- qualora, invece, occorra sostituire sindaci designati dalla minoranza, l'assemblea li sostituisce con voto a maggioranza relativa, scegliendoli, ove possibile, fra i candidati indicati nella lista di cui faceva parte il sindaco da sostituire.
Qualora sia stata presentata una sola lista, l'assemblea esprime il proprio voto su di essa; qualora la lista ottenga la maggioranza relativa, risultano eletti sindaci effettivi i primi tre candidati indicati in ordine progressivo, e sindaci supplenti il quarto ed il quinto candidato. La presidenza spetta al candidato indicato al primo posto nella lista presentata; in caso di morte, rinuncia o decadenza di un sindaco e nell'ipotesi di sostituzione del Presidente del Collegio Sindacale subentrano, rispettivamente, il sindaco supplente ed il sindaco effettivo nell'ordine risultante dalla numerazione progressiva indicata nella lista stessa.
In mancanza di liste, il Collegio Sindacale ed il suo Presidente vengono nominati dall'Assemblea con le maggioranze di legge.
I sindaci uscenti sono rieleggibili.

Treviso, 26 marzo 2004

Il Consiglio di Amministrazione
De'Longhi S.p.A.

TABELLA 1: STRUTTURA DEL CdA E DEI COMITATI

ɔnsiglio di Amministrazione							**Comitato Controllo Interno**		**Comitato Remunerazione**	
Carica	Componenti	Esecutivi	Non-esecutivi	Indipendenti	*	Numero di altri incarichi **	***	*	***	*
·esidente	De'Longhi Giuseppe	esecutivo			86%	1				
ice-Presidente	De'Longhi Fabio	esecutivo			100%					
mministratore elegato	Beraldo Stefano	esecutivo			100%				X	100%
mministratore	Sandri Giorgio		non-esecutivo		71%	1				
mministratore	Garavaglia Carlo		non-esecutivo	indipendente	71%	11	X	100%	X	100%
mministratore	Brunetti Giorgio		non-esecutivo	indipendente	71%	3	X	100%	X	100%
mministratore	Sartori Silvio		non-esecutivo		100%					
umero riunioni svolte durante l'esercizio di ferimento				CdA: 7			Comitato Controllo Interno: 3		Comitato Remunera-zioni: 2	

In questa colonna è indicata la percentuale di partecipazione degli amministratori rispettivamente alle riunioni del CdA e dei Comitati.
* In questa colonna è indicato il numero di incarichi di amministratore o sindaco ricoperti dal soggetto interessato in altre società quotate in ercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni.
** In questa colonna è indicata con una "X" l'appartenenza del membro del CdA al Comitato.

TABELLA 2: COLLEGIO SINDACALE

ica	Componenti	Percentuale di partecipazione alle riunioni del Collegio	Numero altri incarichi *
sidente	Ponzellini Gianluca	100%	2
daco effettivo	Malerba Giancarlo	100%	-
daco effettivo	Lanfranchi Massimo	100%	-
daco supplente	Gnech Emilio Ettore	-	1
daco supplente	Nobili Francesco	-	-
orum richiesto per la presentazione delle liste da parte delle minoranze · l'elezione di uno o più membri effettivi (ex art. 148 TUF): 2%			

n questa colonna è indicato il numero di incarichi di amministratore o sindaco ricoperti dal soggetto interessato in altre società quotate in mercati ,olamentati italiani.

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	SI	NO	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
istema delle deleghe e operazioni con parti correlate			
CdA ha attribuito deleghe definendone:			
) limiti	X		
) modalità d'esercizio	X		
) e periodicità informativa?	X		
CdA si è riservato l'esame e approvazione delle operazioni aventi n particolare rilievo economico, patrimoniale e finanziario (incluse e operazioni con parti correlate)?	X		
CdA ha definito linee-guida e criteri per l'identificazione delle perazioni "significative"?	X		
e linee-guida e i criteri di cui sopra sono descritti nella relazione?	X		
CdA ha definito apposite procedure per l'esame e approvazione elle operazioni con parti correlate?	X		
e procedure per l'approvazione delle operazioni con parti correlate ono descritte nella relazione?	X		
rocedure della più recente nomina di amministratori e sindaci			
deposito delle candidature alla carica di amministratore è avvenuto on almeno dieci giorni di anticipo?	X		
e candidature alla carica di amministratore erano accompagnate da sauriente informativa?	X		
e candidature alla carica di amministratore erano accompagnate all'indicazione dell'idoneità a qualificarsi come indipendenti?	X		

leposito delle candidature alla carica di sindaco è avvenuto con ıeno dieci giorni di anticipo?	X		
candidature alla carica di sindaco erano accompagnate da uriente informativa?	X		
semblee			
società ha approvato un Regolamento di Assemblea?	X		
Regolamento è allegato alla relazione (o è indicato dove esso è enibile/scaricabile)?	X		
ntrollo interno			
società ha nominato i preposti al controllo interno?	X		
preposti sono gerarchicamente non dipendenti da responsabili di ee operative?	X		
nità organizzativa preposta del controllo interno (ex art. 9.3 del odice)	X		
vestor relations			
società ha nominato un responsabile investor relations?	X		
nità organizzativa e riferimenti (indirizzo/telefono/fax/e-mail) del sponsabile *investor relations*	X		

DE' LONGHI SpA

GUIDELINES AND IDENTIFICATION CRITERIA
FOR SIGNIFICANT TRANSACTIONS
AND, IN PARTICULAR,
FOR TRANSACTIONS WITH RELATED PARTIES

Document approved by the Board of Directors on September 12th 2003

DeLonghi
Living innovation

Introduction

In compliance with Article 1.2, letter e) of its Corporate Governance Code and with the commitment made by its Board of Directors in the 2003 report concerning the corporate governance (Article 1.2), De'Longhi SpA sets out below the guidelines and identification criteria for identifying significant transactions and, in particular, those with related parties, in order to regulate methods of execution of the same in detail.

Thus far, the practice followed by the Board in reviewing the transactions in question (for which it is given the sole prerogative by Article 10 of the company by-laws), has always been based on criteria of a qualitative nature, taking "significant" transactions to be those most important in business, capital and financial terms undertaken by the company or by its subsidiaries, whilst also meeting the statutory obligation of informing the Statutory Auditors' Committee of such transactions, and in particular of those involving potential conflicts of interest, in a timely manner and in any case at least on a quarterly basis.

The objective of this document is therefore to provide concrete implementation of the principle of the Board of Directors' centrality within the present governance system, enabling each director to participate in management in an aware and informed manner, in accordance with the principles of procedural and substantive correctness and transparency that must also be respected by transactions with related parties (Article 11 of the Self-Governance Code).

1. SIGNIFICANT TRANSACTIONS

1.1 Definition of significant transactions

For the purposes of these guidelines, "significant transactions" mean:

a) Transactions that, per se (i.e. by definition/nature), impose on the company the requirement of market disclosure accompanied by a specifically prepared accounting schedule as per the instructions of financial markets' surveillance authorities (currently CONSOB (Italian market surveillance commission) Circular DIS/98081334 dated October 19th 1998, Attachment A)
b) Transactions that, under Article 2381 of the Italian Civil Code, cannot be delegated to individual directors.

If they are of an amount exceeding 10% of the parent company's book net equity, the following transactions are also defined as being significant:

- Subscription, purchase and sale of equity interests, even if they are minority interest, and attachment of material rights to the same
- Acquisition, sale and rental of companies or company divisions
- Acquisition, sale or licensing of trademarks
- Purchase or disposal of property assets.

Lastly, significant transactions also include transactions with related parties or with group companies that:

(i) Are of a value exceeding 5% of the net equity of the company involved
(ii) Envisage a long-term duration.

Typical or normal transactions or those concluded at standard conditions are in any case excluded from the definition of significant transactions. More specifically:

♦ Typical or normal transactions are those that, by virtue of their subject, nature, characteristics or conditions form part of routine management of company business and do not feature any critical aspects, also as regards counterpart risks or the timing of their completion

♦ Transactions at standard conditions are those concluded at conditions in line with those of the market, or at conditions similar to those envisaged for transactions with unrelated parties.

1.2 Regulation of significant transactions

Significant transactions are the sole prerogative of the Board of Directors, which decides in the light of the analyses performed in terms of strategic consistency, economic feasibility, and expected return for the company.

2. TRANSACTIONS WITH RELATED PARTIES AND WITH GROUP COMPANIES

2.1 Definition of related parties

Related parties are (as per CONSOB Circular DEM/2064231 dated 30.09.2002):

a) Parties that control, are controlled by, or are subject to joint control with, De'Longhi SpA

b) Members, also in an indirect manner, of accompanying pacts as per Article 122, paragraph 1, of Italian Legislative Decree no. 58/1998, concerning exercise of voting rights, if such pacts have been assigned a combined controlling equity interest

c) Parties connected with De'Longhi SpA and those that exercise considerable influence over the company

d) Those to whom powers and responsibilities have been assigned as regards exercising of the functions of direction, management and control in the companies

e) The close family members of the individuals included under letters a), b), c) and d)

f) Parties controlled by the individuals included under letters b), c), d) and e), or over which the individuals included under letters a), b), c) and e) exercise considerable influence

g) Parties that have the majority of directors in common with De'Longhi SpA.

For the purposes of the indications of the definition outlined above, it is specified that:

- "Controlling" and "controlled" have the meaning given by Article 93 of Italian Legislative Decree 58/1998
- "Connection" and "considerable influence" have the meanings envisaged by Article 2359, paragraph 3, of the Italian Civil Code
- The parties indicated under letter d) include members of corporate bodies, general managers, and managers endowed with powers conferred on them by the Board of Directors

- "Close family members" mean those potentially able to influence the individual related to the company, or to be influenced by the same, in their dealings with De'Longhi SpA, including cohabiting individuals. In any case "close family members" are taken to include a not legally separated spouse, blood relations and relations by marriage up to the second degree.

For the purposes of these guidelines, transactions with intercompany related parties are considered to be those to be concluded with parties that are directly or indirectly controlled by De'Longhi SpA, as well as those with parties over which the company or its subsidiaries exercise considerably influence, as long as they are not parties subject to considerable influence also from related parties other than those in the intercompany category.

2.2 Regulation of significant transactions with related parties

2.2.1. Significant transactions completed with parties indicated in the points in 2.1 above are the exclusive prerogative of the Board of Directors, as is any other transaction with related companies or with group companies that does not take place at market conditions (or pursuant to the transfer pricing policy, when applicable) or that its abnormal or unusual.

2.2.2. Significant transactions between related intercompany parties are the responsibility of the Boards of Directors of the individual parties involved, which, however, are under obligation to provide a specific report on them to the Board of Directors of the parent company De'Longhi SpA. In particular, if such transactions take place between related parties within the consolidation area, the report can be submitted after completion if the amount concerned is less than EUR 500,000.00, whereas in the case of transactions featuring higher amounts it must be submitted beforehand to receive an opinion of conformity from the parent company De'Longhi SpA.

2.2.3. Before deciding on significant transactions with related parties, the Board of Directors must received adequate information on the nature of the relationships, on the transaction's method of execution, on conditions – also economic – for its execution, on the evaluation process followed, on its interest and underlying motivations, and on possible risks for the company. In transactions with related parties, directors having an interest, even if potential or indirect, in the transaction, must:
i) Inform the Board of Directors promptly and exhaustively of the existence of such interest and of the latter's circumstances
ii) Leave the Board meeting when the matter is decided upon.

2.2.4. The Board of Directors, depending on the transaction's nature, value or characteristics, in order to prevent the transaction from being completed at inconsistent conditions, requests the assistance of one or more independent experts who express an opinion, depending on the cases in point, on the transaction's economic terms and/or legitimacy and/or technical features. In selecting experts the choice will go to those of recognised professionalism and skill in the matters concerned.

2.2.5. For transactions with related parties not submitted to the Board of Directors, the executive directors or managers responsible for execution of the transaction collect and preserve, also by transaction type or category, adequate information on the nature of the relationship, on the transaction's method of execution, on the terms,

also of an economic nature, for its execution, on the evaluation processes followed, on the interest and underlying motivations, and on any risks for the company. Also in the case of these transactions one or more experts can be appointed, according to the provisions made above.

2.2.6. On occasion of significant transactions with related parties and of significant transactions with group companies - also concluded via subsidiaries – that, by virtue of their subject matter, monetary entity, approach or execution timing might affect protection of corporate assets or on the completeness and correctness of information, including those of an accounting nature, relating to De'Longhi SpA, the company makes available to the public a document prepared as per Article 71/2 ("transactions with related parties") of the Italian Regulation for Issuers [Regolamento Emittenti] and its amendments and additions. The document is made available to the public at the company's registered HQ and c/o the company managing the stock market within 15 days after completion of the transaction. Alternatively, the company can issue, after completion of the transaction, a press release pursuant to Article 66 of the Italian Regulation for Issuers or, if the transaction concerns a merger, demerger or capital increase via conferment in kind, acquisition or sale, the prospectus envisaged in Articles 70 and 71 if the Italian Regulation for Issuers.

3. EXTENSION

The Board of Directors actively endeavours to ensure that group companies – compatibly with their respective national regulations and saving any particularly specific situations – comply with the present guidelines' requirements.

4. AMENDMENTS AND ADDITIONS

The Board of Directors of De'Longhi SpA reserves the right to update and supplement the guidelines and identification criteria for significant transactions and, in particular, of transactions with related parties, also taking into account regulatory developments, practical experience of application, and the best practice built up for the matters concerned.

5. DATE OF EFFECT

The present guidelines will come into force as from the date of approval by the Board of Directors.

DēLonghi
Living innovation

ATTACHMENT A

CONSOB Circular no. DIS/98081334 dated 19-10-1998
sent to the issuers of listed shares and copied for information to the ABI [Italian banking association], Assogestioni [Italian association of asset managers], Assonime [the Italian association of joint-stock companies] and Borsa Italiana SpA [the company managing the Italian stock exchange].

Subject: **Corporate information – Identification of general criteria for preparation of information documents as per Articles 24 and 25 of the Regulation concerning management of issuers, adopted with Resolution no. 11520 dated 1.7.1998, which implements Italian Legislative Decree no. 58 dated 24.21998.**

The national commission for listed companies and the stock market [CONSOB] identifies the general criteria on the basis of which, according to the characteristics of extraordinary financial transactions, and of issuers, it can require preparation of the information documents envisaged by the regulations indicated in the heading above.
More specifically, below the commission provides the parameters determining significance as regards preparation of the aforementioned information documents, whilst specifying that, if at least of the parameters indicated hereunder is equal to or higher than 25%, merger/demerger transactions or acquisition/sale transactions – even if intercompany – will, in general, be rated as significant, and therefore that preparation of information documents as per Articles 24 and 25 of CONSOB resolution no. 11520 dated 1.7.1998 [1] will be required.

MERGERS AND DEMERGERS
The indicators in question are the following:
a – Total assets of the non-surviving (merged) company or of the issuer's assets subject to demerger/total assets (data taken from consolidated year-end financial statements, if these are prepared)
b – Profit/(loss) before tax and extraordinary items of the non-surviving (merged) company or of the assets to be demerged/profit/(loss) before tax and extraordinary items of the issuer (data taken from consolidated year-end financial statements, if these are prepared)
c – Total net equity of the non-surviving (merged) company or of the company division demerged/total net equity of issuer (data taken from consolidated year-end financial statements, if these are prepared).

It is specified, on a general basis, that CONSOB in any case intends to require preparation of an information document in the case of merger (by incorporation or by consolidation) between listed companies as well as in the case of merger by consolidation between a listed and an unlisted company or in that of merger by incorporation of a listed company in an unlisted company.

ACQUISITIONS AND DIVESTITURES
Here the following indicators are involved:
a – Price of the company (or of the company branch or of the assets) acquired (or divested)/ average market capitalisation of the issuer in the last six months
b – Profit/(loss) before tax and extraordinary items of the company (or of the company division) acquired (or divested)/profit before tax and extraordinary items of the issuer (data taken from consolidated year-end financial statements, if these are prepared)

c – Total net equity of the company (or company division) acquired (or divested)/total net equity of the issuer (data taken from consolidated year-end financial statements, if these are prepared.
If the divestiture/acquisition transactions concerns an asset, the only parameter applicable is the one identified above in point a).

The Commission's possibility of requiring, pursuant to Article 114, paragraph 4, of Italian Legislative Decree no. 58/1998, preparation of the information documents in question in the cases of both transactions equivalent to acquisitions/divestitures (such as, for example, conferments on companies) and those featuring thresholds of an entity lower than the parameters indicated above, depending on the characteristics of the transaction and of the issuers (type of business, entity of annual sales, total assets, etc.), in order to ensure that the public receives the necessary information.

Issuers can in any case ask to be exonerated from preparation of the document in question, if the specifics of the transaction do not make preparation of the said information document meaningful.

It is also specified that the content of the information documents in question has been defined in templates 1, 2 and 3 in Attachment 2B of the Regulation mentioned in the heading. As regards this, readers are reminded that, as highlighted in the said templates, the latter have been drawn up based on the merger/demerger and acquisition/divestiture transactions occurring most frequently and that, in the case of transactions that, by virtue of their nature, do not fully match those consider, the templates will require appropriate adaptation.

As regards major cases, the companies concerned should advise CONSOB on a timely basis of the elements necessary to determine the parameters indicated in the points above. With special reference to major mergers and demergers, companies should contact the Rome offices of this Commission, Corporate Information Division, before transmitting documentation as per Article 2501/6, numbers 1) and 3) and Articles 2504/8 and 2504/9 of the Italian Civil Code.

Luigi Spaventa
THE PRESIDENT